11/2


06018077

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vaperlino

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 07 2006
THOMSON FINANCIAL

FILE NO. 82- 05061

FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 11/2/06

WE KNOW PAPER!

PaperlinX

CONCISE ANNUAL REPORT 2006



SUMMARY OF 2006

06

Continuation of challenging market conditions has kept pressure on earnings and our ability to improve short-term returns.




PRODUCT
GREEN
GUIDE
UPDATE

Our core operating principles provide guidance to our people, direction for our business and have led to the development of initiatives to increase value for PaperlinX regardless of the external environment.

A strong focus on cost control, working capital, productivity improvements and the sale of surplus assets have allowed us to progress key restructuring activities that will provide significant long-term incremental returns to shareholders.


ENVIRONS

PaperlinX has clear leverage to the upside if industry dynamics improve. While below targets, current returns remain in the top quartile among global paper companies.



We have continued to make sound progress in the key areas of environment, health and safety with improvements in all key measures.

HIGHLIGHTS


Sales Revenue
($ million)
$7,413
02 03 04 05 06


Earnings Before Interest
and Tax ($ million)
$152.4
02 03 04 05 06


Profit from Ordinary
Activities after Tax ($ million)
$65.4
02 03 04 05 06


Total Shareholder
Return (cumulative annual)
132
02 03 04 05 06


Paper Sales Volume
('000 tonnes)
4,248
02 03 04 05 06


Number of Employees
(full time equivalents)
9,672
02 03 04 05 06

Note: For all graphs, 2005 and 2006 reported under AIFRS. Prior years as previously reported (i.e. unadjusted for the change to AIFRS). In this Report, currency is in Australian dollars unless otherwise indicated.

SUMMARY FINANCIALS

		PaperlinX Limited and controlled entities		
Year ended 30 June		**2006**	**2005**	**% change**
Sales revenue	$m	7412.7	7,574.1	(2)
Earnings from ordinary activities before interest, income tax, amortisation and depreciation	$m	257.1	293.0	(12)
Earnings from ordinary activities before interest and income tax	$m	152.4	180.1	(15)
Profit from ordinary activities before tax	$m	87.3	111.6	(22)
Profit from ordinary activities after income tax (excluding ATC)	$m	65.4	89.6	(27)
Profit from ordinary activities after income tax (including ATC)	$m	65.4	166.6	(61)
Key Ratios				
Earnings from before interest and income tax to average funds employed	%	6.2	6.7	
Working capital to sales	%	16.5	16.1	
Operating cash flow	$m	259.8	273.4	
Net interest cover (times)	x	2.3	2.6	
Net debt/Net debt and equity	%	36.0	35.9	
Earnings per share (excluding ATC)	cps	14.7	20.1	
Earnings per share (including ATC)	cps	14.7	37.3	
Dividend per share	cps	10.0	25.5	

Note: In this statement, currency is in Australian dollars unless otherwise indicated.
2005 results included a one-off benefit of $77 million from entering the Australian Tax Consolidated regime (ATC).

	Operating Earnings		Sales Revenue		Total Assets	
	Jun 2006 $m	**Jun 2005 $m**	**Jun 2006 $m**	**Jun 2005 $m**	**Jun 2006 $m**	**Jun 2005 $m**
Industry Segments						
Paper Merchanting						
• Australasia	27.0	31.1	1,230	1,278	505	532
• Europe	123.5	133.8	4,555	4,867	2,187	2,140
• North America	39.9	29.2	1,145	890	569	382
Total Paper Merchanting [1]	190.4	194.1	6,930	7,035	3,261	3,054
• Communication Papers	(9.4)	2.1	674	700	635	623
• Packaging Papers	5.3	10.0	242	243	298	292
Total Australian Paper [2]	(4.1)	12.1	916	943	933	915
Corporate and Other	(33.9)	(26.1)	95	101	122	113
Operating earnings before interest and income tax (EBIT)	152.4	180.1				
Net interest	(65.1)	(68.5)				
Income tax expense	(21.9)	(21.9)				
Outside equity interests	0.0	(0.1)				
Inter-segment sales			(528)	(505)		
Unallocated assets (deferred tax assets)					74	85
Total	65.4	89.6[3]	7,413	7,574	4,390	4,167

Notes:
[1] 2006 EBIT includes net one-off benefit of $9.4 million. 2005 EBIT one-off cost of $(9.9) million.
[2] EBIT includes net one-off cost of $13.6 million.
[3] Excludes benefit of entering Australian Tax consolidation regime of $77 million.

CHAIRMAN'S REPORT



"During 2006 we either implemented or commenced implementing a number of restructuring and development programmes, which involve investing current capital and current earnings to provide improved profitability and returns for shareholders in the longer term."

The 2006 results for PaperlinX have again been negatively impacted by adverse trading conditions in most of our major markets. However, the platform of businesses we have built up over the past five years has continued to provide some balance with the substantial earnings from our Paper Merchanting operations continuing to partly ameliorate the depressed earnings and returns from our domestic manufacturing operations.

The results of the past few years demonstrate that the paper manufacturing and paper distribution industries operate within a tough and competitive global environment. Many of the macroeconomic factors that affect the demand for and prices of paper products are clearly outside the control of individual companies, including PaperlinX. However, we are able to control how we respond to these negative factors and take action to restructure and reshape our businesses to produce longer-term sustainable returns. During 2006 we either implemented or commenced implementing a number of restructuring and development programmes, which involve investing current capital and current earnings to provide improved profitability and returns for shareholders in the longer term.

Our results for the year reflect the significant impact of negative movements in key external factors, including global oversupply of paper caused by excess manufacturing capacity, a continued weak US dollar and rising input costs for items such as oil and wood pulp. However, while all sectors of our business have been impacted to some degree by these external factors, our Merchanting business has proved to be less volatile on the downside and provided significant leverage on the upside. Our early recognition of this factor has influenced the strategic direction of PaperlinX with the result that the majority of our earnings today is being contributed by Merchanting businesses we have acquired over the past four years. With the benefit of an 11.5 per cent return for Paper Merchanting, our overall return on funds employed of 6.2 per cent is below our targets but in the top quartile compared with other global paper companies.

In responding to the current economic challenges, we have focused on the key areas within our control such as operating costs, working capital management, logistics and strategic supplier partnerships and also on the development of our people. Our focus is on improving the returns from our Merchanting and Manufacturing businesses and this has involved making some challenging decisions during difficult economic and trading conditions. However, the Board and management have recognised that it is important to invest capital and earnings now to ensure the longer-term earnings of our businesses and to deliver improved returns for our shareholders. We have taken steps to strengthen our existing businesses, to exit businesses where we do not have competitive advantage and to acquire businesses that will improve our market positions and profitability. Recent initiatives include commencement of the substantial project to upgrade the pulp mill and bleach plant at Maryvale, the closure of a paper machine at the Shoalhaven Mill, the acquisition of Cascades Merchanting in Canada (now called Spicers Canada), the restructuring of our Merchanting operations in the Netherlands and the significant rationalisation of our market delivery operations in the UK. Most of these actions will have a negative short-term impact on earnings but are critical to the long-term success of PaperlinX.

As announced previously, the Board has activated the Dividend Reinvestment Plan (DRP) to assist shareholders to acquire additional shares in PaperlinX without brokerage, stamp duty or other transaction costs. The total dividend for the year of 10.0 cents per share represents a pay-out ratio of approximately 70 per cent of our earnings per share.

In the governance area, we have proposed a restructuring of the Directors' remuneration arrangements, which involves terminating the existing Non-executive Directors' retirement scheme and adjusting cash remuneration to compensate for this change. This restructuring results in a slight reduction in the total remuneration paid to the current Non-executive Directors. In addition, the Board has decided to commence progressive retirement by Directors to avoid a situation where a number of Directors reach their retirement date at the same time. To assist the transition of new Directors into PaperlinX, the Board intends to have an overlap in time between the appointment of new Directors and the retirement of existing Directors. This process will continue over the next few years, but the intention is to maintain the existing number of six Non-executive Directors in the longer term.

On behalf of the Board, I would again like to recognise the substantial effort of our management team over the past 12 months and thank all employees for their effort and commitment during what has been another difficult year. I would also like to acknowledge the contribution made over the past six years by Darryl Abotomey, our foundation Chief Financial Officer, who retired as a Director during the year.

The Board also appreciates the support of our shareholders and other stakeholders as we commit ourselves to securing the long-term future of PaperlinX.

David Meiklejohn
Chairman

MANAGING DIRECTOR'S REPORT


"2006 was a year of contrasts. The difficult external environment that has impacted our earnings so much over the past few years has continued, but we are also beginning to see the benefits from our internal initiatives. These initiatives are doubly important in tough times; they help mitigate negative external impacts and they release funds to support our future growth."

The theme of this Report is paper. Paper is a wonderful material. It is highly versatile. The paper you use says something about both the message and the user. Paper has been part of mankind's interactions for thousands of years and is yet to be rivalled as a way to deliver a message or relay information.

It is made from renewable fibre sources, it costs nothing to run once printed and it is recyclable. Paper from a responsible and sustainable supplier is just that, the responsible and sustainable way to deliver your message.

But the paper industry today has too much manufacturing capacity. This has impacted pricing and earnings, but we are now seeing manufacturers in key markets recognising that the solution is in their hands. A significant amount of North American high-cost capacity has been shut and European manufacturers are starting to announce reviews and closures.

In this environment we have moved strategically to reduce our volatility by building the only true global paper merchant from our original manufacturing base. Our results show that we have not been immune to the external factors impacting our industry and Australian manufacturing, but our results, though well below our targets, also show that our returns are in the top quartile compared with our international sector peers with substantial upside leverage to improvements in the sector.

We have aggressively pursued a range of strategic initiatives over the past two years. Benefits from these will flow into 2007 and beyond with more positive initiatives being developed.

Group Results

The PaperlinX net profit after tax for the 2006 financial year was A$65.4 million, down 27 per cent on last year's A$89.6 million (excluding the benefit of Australian Tax Consolidation). This result continues to reflect the structural imbalances in global paper supply and demand, along with sharply higher input costs. It also includes significant one-off restructuring and closure costs that we have funded internally through sale of surplus assets. These one-off costs are investments in our future, with significant and growing benefits to earnings in coming years as I will discuss later.

After a weaker first half, the underlying result in the second half of the year stabilised, showing a lift over the second half of the prior year.

Group operating earnings before interest and tax were A$152 million, down 15 per cent on last year. We saw weaker results in our Australasian and UK merchanting businesses and Australian Paper, and a strong performance in North America and Asia reflecting our leverage to any improvements in the external environment. Continued focus on expense management and working capital helped the Company to generate operating cash flow of A$260 million. Working capital was A$92 million lower than last year (excluding currency impacts and acquisitions). Reducing working capital from existing business activities allows us to improve returns and to largely fund growth of the business internally.

While our current profits are not where we want them to be and not at a level that allows us to provide the level of returns we have targeted for our shareholders, our progress on our internally generated opportunities is encouraging.

Core Operating Principles

These have provided guidance to our people in prioritisation and decision-making and are now clearly reflected in the strategic initiatives identified to strengthen our business in this difficult environment. Our core operating principles are:

- Strengthen then build off existing business platforms.
- Productivity to provide funds to improve sustainability and growth.
- Simplification.
- Actively prioritise activities based on value creation for our customers, suppliers and for PaperlinX.
- Fully leverage our global opportunities.
- Invest in our people and their skills.
- Compliance is mandatory.
- Results oriented teamwork/success as a team.

Key Strategic Initiatives

In this difficult external environment, we have followed our core operating principles to focus on the things within our control that will build a better and stronger Company for the long term. Certainly we have had to address costs and manage our spending to match our current level of earnings, but we have also continued to invest in our people, our service to customers, and in expanding in areas where we have competitive advantages. These investments have been funded from reductions in working capital and the sale of surplus assets.

The list of initiatives highlighted at the half year is expected to add at least A$35 million to underlying operating earnings in 2007, and at least A$100 million in 2009. Additionally, two new initiatives have been announced. These initiatives, while having a one-off cost of around A$12 million in 2007, will contribute positively to operating earnings beyond that and meet all of our return criteria.

Not all of our decisions have been either easy or pleasant, but all have been aligned with our strategic direction and been important steps towards the future. The following list shows the key projects underway across the Group and their current status:

Cascades Merchanting Acquisition (Canada)

Complete, year three target return already achieved (15%+)

- Build economies of scale and realise synergies by growing Canadian merchanting platform.

Exit of Portuguese Market

Completed

- Exiting small, poorly performing paper merchanting businesses.

Shoalhaven Mill Paper Machine 1 Closure

Completed on schedule

- To improve overall operating efficiency by replacing unprofitable products made for the export market at Maryvale with products that were previously manufactured on Shoalhaven PM 1.

Upgrade Maryvale Mill Paper Machine 1

Complete, uptake improving from slow start

- World-class product quality to enhance our competitive position.

Maryvale Pulp Mill Upgrade

On schedule, on budget

- To improve paper quality, reduce pulp production costs, replace 80,000 tonnes of imported pulp and improve our environmental impact by upgrading the current pulp capacity and bleach plant.

Netherlands Integration

On plan, integration underway

- Integration of paper merchanting businesses in the Netherlands to realise synergies in commercial print and packaging services.

The Delivery.Co (UK)

First site operational as scheduled

- Integration of the individual logistics operations of UK paper merchants to optimise customer service, maximise efficiency and minimise the environmental impact of distribution activities.

European IT Platform

First implementation successful

- Creation of a common IT platform to improve inventory and warehouse control in order to improve working capital management, deliver a range of other synergy benefits and improve service to customers.

Strategic Supplier Alliances

Progressing as expected

- Working with strategic suppliers to build competitiveness and grow volumes together.

New Strategic Initiatives

PaperlinX Office

Plans initiated July 2006

- Combining three Australian businesses that service the office products and stationery market in Australia.

Maryvale Mill Wood Yard

Conditional agreement reached

- Outsourced new wood yard facility for Maryvale Mill in Australia to further enhance the quality and consistency of pulp to be produced at Maryvale's upgraded pulp facilities.

Business Performances

I will now look at our operating businesses individually.

Our overall Paper Merchanting business delivered an 11.5 per cent return on funds employed as a result of volumes down 1 per cent, revenue down 2 per cent, but balanced by expenses down 2 per cent and good reductions in working capital in all regions. This return exceeds our cost of capital.

Volumes for Australasian Paper Merchanting were 3 per cent lower than last year, primarily due to lower volumes in New Zealand. Market conditions remained highly competitive, with average prices down 2 per cent in Australia and New Zealand. Asian prices were up 3 per cent, with improved earnings and market share growth. Paper Trading was constrained in volume due to lower exports from Australian Paper, but still grew operating earnings.

Market conditions remained stronger in the US than was evident in other markets, and results in North American Paper Merchanting reflect both that and the benefits of internal initiatives. The acquisition of Cascades Merchanting (now called Spicers Canada) was completed in March, and delivered strong earnings and working capital reductions. Returns are currently running at over 15 per cent, already exceeding the target we set to achieve by the end of year three. Kelly Paper in the US performed well. Underlying volumes in North America were up 5 per cent, which included strong growth in proprietary brands and sheeter volumes (up 15 per cent). Coast Paper in Canada has seen a particularly pleasing improvement in performance resulting from clear management focus despite the Canadian market facing many of the same macro issues seen in other non-US markets.

European market conditions were again mixed. Continental European countries were somewhat more positive than in the prior year, while the UK market weakened as the year progressed after a more buoyant 2005. Given the high weighting of the UK in our European business portfolio, we saw overall volumes slightly lower and both margins and profits impacted. Continued improvements in expenses (down 2 per cent) and working capital reductions (down 7 per cent excluding acquisitions) were encouraging. Europe will benefit in coming years from a number of key strategic initiatives that will build on the acquisition synergies already successfully achieved.

The external pressures on our paper manufacturing business, Australian Paper, have continued. The closure of the number 1 paper machine at Shoalhaven Mill is a reflection of our need to make step changes in our business as demanded by this environment, and will lead to improved returns. We are investing in areas of competitive advantage including the Maryvale pulp mill upgrade, the consolidation of Paperlinx Office, the growth of our copy paper brands like Reflex™, and in other quality upgrades. Underlying operating earnings have stabilised over the past three halves and, while external costs such as oil, pulp and chemicals have continued to rise and remain a risk, we believe we are making the necessary decisions to strengthen Australian Paper.

In addition to our internal initiatives we will need some assistance from the external market to bring Australian Paper to an acceptable level of return.

Branding and Why We Do It

The value proposition we offer our customers is more than a sheet of paper. We must be competitive on price, but we must also help our customers to realise the value from the suite of services we offer beyond that sheet of paper. It involves quality and reliability, a wide range, availability and the ability to deliver when and where needed. It involves knowledge and technology skills. We also have unique global reach. All of this allows us to offer our customers relevant and meaningful value propositions that are represented by our brands.

In the last year we saw growth in our branded volume of 8 per cent, well ahead of the market.

Our People

How we bring together the collective knowledge and enthusiasm of our people will determine our long-term success. To support our people and grow their skills we must invest in them.

In 2006, we completed training for around 300 of our most senior managers, looking at leadership skills as well as introducing a common approach to building economic profit to create value for shareholders.

We have an advanced sales training programme underway to provide our salespeople with additional tools to be able to better define and communicate our value propositions to our customers, and we will continue to roll out new programmes to support the development and growth of our people.

Workplace safety is also a key priority for our people at PaperlinX. Our Sustainability Report highlights many of the initiatives occurring across the Group in this area. Our key measures of performance in this area, lost time injury frequency rate (LTIFR) and medically treated injury frequency rate (MTIFR), were down 27 per cent and 26 per cent respectively on last year with a particularly good improvement in the European businesses and with the impact of the 'Search for the Future' initiative at our Maryvale Mill.

Conclusion

This year has been about focus.
Focus on our products. Focus on the areas within our control. Focus on our customers and our unique offering.
To be successful we need to be better. Better than we are today and better than our competition. We need to have the best product portfolio with differentiated products. We need simple and clear value propositions. Our focus this year has moved us well down this path.

While there do appear to be more positive developments occurring within the industry to address some of the structural issues I have mentioned, business conditions remain challenging. We will remain focused on delivering the commitments to our shareholders, suppliers, customers and our employees that we can control.

I would like to thank my fellow employees for the progress we have made this year and for the courage they have shown in looking for new ways of doing business. The energy and collaboration to identify and deliver better ways of operating are increasingly visible across the Company and underpin our future success.

Thomas P Park
Managing Director and
Chief Executive Officer

OUR GROUP STRUCTURE


PaperlinX
Paper Merchanting
Paper Manufacturing
Europe
Australasia
North America
Australian Paper
North West Europe
Australia and New Zealand
USA
Communication Papers
UK, Ireland and South Africa
Asia
Canada
Packaging Papers
Central and Southern Europe
Paper Trading

SENIOR MANAGEMENT



Tom Park
Managing Director and Chief Executive Officer

Tom was appointed Managing Director and Chief Executive Officer of PaperlinX Limited in February 2004. He was previously Chief Executive Officer of Goodman Fielder Limited and Chief Executive Officer of Southcorp Limited. Tom has broad business experience in Australia, Asia, North America and Europe.



David Lamont
Chief Financial Officer

David joined PaperlinX as Chief Financial Officer in February 2006 and has worldwide responsibility for finance, taxation, commercial, legal, audit and business systems. David was previously Chief Financial Officer of BHP Billiton's Carbon Steel Materials business and has held a number of senior finance roles in the mining, chemical and agricultural industries.



David Goldthorp
Executive General Manager, Corporate Development

David returned to the position of Executive General Manager, Corporate Development for the PaperlinX Group in July 2006. David previously held the role of Chief Operating Officer, Australian Paper from September 2003 and has held a number of senior operational positions during his tenure. David's new role will support the continued strategic development of the Group.



Ross O'Brien
Executive General Manager, Human Resources

Ross joined PaperlinX in March 2003 and is responsible for developing the Group's worldwide human resources and environment, safety and health policy and strategy. Ross has held various senior executive level roles in human resources and operational areas in Australia, the US and Europe.



David Shirer
Executive General Manager, Corporate Affairs

David was appointed Executive General Manager, Corporate Affairs in May 2004 and has responsibility for investor relations, external communication including media relations, and internal communication. David joined PaperlinX in 2000 as Executive General Manager, Corporate and Investor Relations and has broad experience in investor relations and the finance industry.

Chris Creighton
President, PaperlinX North America

Chris was appointed President, PaperlinX North America in March 2001 and has responsibility for the operations in the US and Canada. Chris has an extensive background in merchanting and has held various senior positions in Australia and North America.

Eduard de Voogd
Chief Executive Officer, PaperlinX Europe

Eduard was appointed Chief Executive Officer, PaperlinX Europe in November 2003 and has responsibility for the growth and strategic direction of the Merchanting businesses in Europe. Eduard has held a number of senior marketing and management positions in PaperlinX's European operating companies.

Martin Fothergill
Group General Manager, Merchanting Australasia



Martin was appointed Group General Manager, Merchanting Australasia in November 2005 with responsibility for Australia, New Zealand, Asia and Paper Trading. He was previously Regional President, UK and Ireland and joined the PaperlinX Group in 2002 as Managing Director of Bunzl Fine Paper in the UK, later renamed The Paper Company. Martin has over 30 years of experience in Paper Merchanting.

Jim Henneberry
Executive General Manager, Australian Paper

Jim joined PaperlinX in July 2006 and has responsibility for the Australian Paper manufacturing operations. Jim was previously with International Paper/Carter Holt Harvey in the US and New Zealand. Prior to this he held various operational, capital and strategic roles during his 28 years in the international pulp and paper industry.


motif
premium
laser, inkjet and
Motif® is easy to choose and easy to use. A simple paper concept for businesses with a paper range to suit all office equipment. With three million users a day in Europe, this cut size paper is now available in Australia.
Hello™ has become the number one brand of coated woodfree paper in Europe by getting closer to printers than any other brand.
HELLO
WE KNOW PAPER



On™ is one of Europe's leading brands of uncoated paper. It's
ready for business by providing
a corporate identity solution.
OZ
OFFSET
9Lives™ is 'born again paper' for
the environmentally aware who
want a top quality printed result.
As a top seller in the UK, we are
bringing this paper to new markets
in Australasia.
Pacesetter™ is a high bulk coated
sheet paper that offers versatility
and runnability for printers in the
North American market. Matching
digital products are now available
and we can custom sheet orders.
9lives 80
Pacesetter
Gloss & Matte

WE KNOW OUR CUSTOMERS

PAPER MERCHANTING

OUR GLOBAL NETWORK OF 37 PAPER MERCHANTS IN 28 COUNTRIES PROVIDES SUPERIOR LOCAL CUSTOMER RELATIONSHIP MANAGEMENT COMBINED WITH THE EXPERTISE OF A GLOBAL LEADER.

GLOBAL PAPER MERCHANTING PLATFORM





Europe

Adria Papir
Alpe papir
Axelium
Bratislvaska papierenská spolocnost
Budapest Papir
BührmannUbbens
Caledonia
CC&CO Group
ContactHorne Paper
Deutsche Papier
DM Paper
DRiem Papier
Epacar
Finwood Papers
Howard Smith Paper Group
Mercator Papier
Ospap
PaperNet
PaperNet Austria
PaperNet Denmark
Polyedra
Proost en Brandt
Robert Horne Group
The M6 Paper Group
The Paper Company
Udesen
Union Papelera

Australasia

Dalton Fine Paper
Dalton Web Papers
Spicers Office Papers
Spicers Paper
Winpac Paper

North America

Coast Paper
Kelly Paper Company
Papier Turgeon
Spicers Canada
Spicers Paper Inc

PAPER MERCHANTING OVERVIEW AND RESULTS

International paper markets provided mixed opportunities for our paper merchants in 2006, with our focus on internal initiatives providing the highlights for our businesses. Good progress was made to strengthen and grow our global platform and to prioritise our activities in areas that create value for our customers, suppliers and for PaperlinX.

In a continuation of the mixed market conditions seen over the past few years, overall earnings before interest and tax of A$190.4 million for Paper Merchanting was 2 per cent lower than in the prior year on sales revenue of A$6.9 billion. Earnings included net benefits of $9.4 million from the sale of surplus property assets, which more than offset one-off costs associated with a number of the strategic initiatives and restructurings being undertaken in the Paper Merchanting business. Underlying operating earnings were impacted by lower average prices and lower volumes in the key merchant markets of the Netherlands, UK and New Zealand. Cost increases, while mitigated by management of expenses and other internal initiatives, also impacted.

Our Paper Merchanting businesses have continued to produce sound returns in the difficult 2006 environment, with clear potential upside from any improvements in market conditions. The return on average funds employed (ROAFE) of 11.5 per cent was above our cost of capital. Overall expenses were reduced by 2 per cent as management made good progress against its targets despite the rising input costs, such as oil. Working capital reductions have continued to be a focus and remain an opportunity, with all key business areas at lower levels than a year ago. Working capital is a measure of the amount of money we have tied up in running our business. Reducing working capital results in improved returns even in difficult markets as we become increasingly efficient with the capital we use. This is a key measure of our improving productivity.

We have continued to invest in our businesses and we have funded that growth internally through the working capital reductions, productivity gains and the sale of surplus assets. This growth is seen in the acquisition of Spicers Canada in March 2006, the ongoing growth in sales of proprietary brands, our investment in advanced sales training that we are rolling out across the Group and the IT investments being made in Europe. We are seeing increasing momentum in Paper Merchanting as best practice is shared and growth initiatives are developed across the Group.



Sales Revenue
(A$ million)
$6,930
02
03
04
05
06



Earnings before Interest and Tax (A$ million)
$190.4
02
03
04
05(1)
06(1)

(1) 2005 and 2006 are reported under AIFRS



Sales Volume
('000 tonnes)
3,813
02
03
04
05
06



Paper Merchanting Europe

Business Summary

The European market was challenging throughout 2006. Demand in continental Europe was soft but relatively stable throughout most of the year, while the UK market continued to deteriorate. With the UK representing around a half of our European Paper Merchanting activity, this clearly impacted on our overall results. Coated fine paper prices continued to soften in 2006, while uncoated paper prices showed gains late in the year to close up 2 per cent on the prior year. Coated paper is the key product category for Paper Merchanting. Overall volume was off slightly, but we saw good growth in sales of our proprietary branded products (up 5 per cent) and an improving stock/indent sales ratio, both helping to hold margins in a difficult market. Proprietary branded paper now represents some 20 per cent of European sales volumes.

Our European business has continued to perform well against its industry peers, providing returns above our cost of capital and adding positively to shareholder value. The business is well positioned as the leading European paper merchant to benefit from any improvements in the European market, while business initiatives will ensure that the underlying performance of the business is enhanced. The successful move into Europe has been a vital ingredient in PaperlinX's development of a balanced business platform and will be a key part of the ability of the Group to grow returns for shareholders in the future.

Results

Sales revenue of €2.7 billion was down 2.8 per cent on the prior year on sales volume of 2.5 million tonnes. Earnings before interest and tax were €74.5 million, down 4.1 per cent, impacted by the softer UK market, weaker coated paper prices and increasing fuel costs, partially mitigated by lower expenses (down 1.9 per cent). The result also included a range of one-off items, both positive and negative. One-off costs were associated with a number of strategic initiatives to improve long-term business performance, while gains were made from a successful programme to sell surplus property assets. The net impact of these items was a positive contribution of €6.7 million. Of note was the strong performance of our Danish business, which in the last 18 months has successfully acquired and integrated two small businesses into its existing business and is now making record profits and returns, showing the benefits of 'bolt-on' acquisitions to existing, successful businesses.

Highlights

The European business has actively pursued a number of key strategic initiatives that will contribute significantly to the Group's future earnings. These initiatives are largely in addition to the acquisition synergies already achieved, and have been developed to their current point by local business teams supported by Group resources where needed. The list of activities underway is too long to cover fully, but the three key projects are:

- The Delivery Co – the creation of an integrated logistics group across our three UK paper merchants. This programme is on schedule, with the first integrated site in Ipswich operating smoothly.
- Netherlands integration – integration of two of our three Dutch paper merchants and the consolidation of packaging wholesale activities.
- European IT roll-out – installation of a common IT platform across our European merchant business. The first site for this four-to-five-year programme has been successfully implemented in Ireland, and will roll out across Europe on a controlled basis.


1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18

1 Finland
2 Denmark
3 Ireland
4 United Kingdom
5 Netherlands
6 Belgium
7 Germany
8 Poland
9 Czech Republic
10 Austria
11 Slovakia
12 Hungary
13 Croatia
14 Slovenia
15 Italy
16 France
17 Spain
18 Serbia

Results for Europe include South Africa



Financial Highlights	2005	2006
Sales revenue (€m)	2,828	2,748
Earnings before interest and tax (€m)	77.7	74.5
Sales volume ('000 tonnes)	2,534	2,458



A recent survey amongst thousands of printers confirmed the allround top performance of Hello™, Europe's number one woodfree coated paper brand, because it gives printers actual influence on product and service improvements.



Paper Merchanting North America

Business Summary

The US market saw only modest growth in demand, but pricing benefited from supplier discipline, with reducing capacity seeing uncoated paper prices up approximately 4 per cent and coated paper prices up close to 2 per cent in aggregate. The Canadian market was challenging throughout 2006, especially in the eastern provinces of Ontario and Quebec. A volatile Canadian dollar added further challenge. Paper prices in Canada declined by almost 2 per cent overall. PaperlinX North America saw growth ahead of the market in its underlying business, and with the successful acquisition of Cascades Merchanting (now Spicers Canada) in March 2006 our overall position in North America has been considerably strengthened. Overall revenues for our business were up 9 per cent on the back of an improved sales mix, while underlying volume (excluding Spicers Canada) was also up 5 per cent. Proprietary brand sales and sheeter volumes grew 15 per cent, with a continued focus on this differentiated offering to customers creating shared value.

The acquisition of Spicers Canada has given us complete geographic coverage in the Canadian market. It has well-developed graphic arts supplies and industrial packaging businesses, which offer additional opportunities for us to grow in the complementary area of non-paper print and digital-related segments.

Results

Sales revenue of US$849 million was up 28 per cent on the prior year on sales volume of 509,000 tonnes. Earnings before interest and tax were US$29.6 million, up 35 per cent, with underlying earnings, excluding Spicers Canada, up 17 per cent. Operating expenses were higher as a result of the commission-based remuneration structures in the US, while other expenses reduced. Overall working capital rose as a result of the Spicers Canada acquisition, but once adjusted for this, was at a record low. As in other regions, rising fuel costs increased logistics costs.

Highlights

The undoubted highlight for the year was the successful acquisition of Spicers Canada. The integration has gone extremely well, with year three target returns already exceeded and many future opportunities identified. Results for the four months since acquisition were a significant positive contribution, ahead of initial expectations.

Our existing Canadian business, Coast Paper, showed significant improvement over last year in both earnings and returns. Strong management of margins was a major contributor in a market that only reflected modest growth. Working capital was also reduced and the ratio to sales saw further improvement.

Kelly Paper in the US delivered an excellent result with increases in revenue, margin, operating profit and returns, and reductions in working capital and expenses. As with many operating companies, Kelly Paper's management and employees have delivered a number of internal initiatives to further enhance both financial performance and commitment to superior customer relationship management.

Spicers Paper in the US offset commodity-related margin pressure with a combination of improved prices, volume and mix. Continued progress was made on proprietary brands and in satisfying customers looking for environmentally certified papers. Further gains were also made in reducing working capital, helping Spicers Paper to achieve a noteworthy improvement in returns.



1 Edmonton
2 Calgary
3 Saskatoon
4 Vancouver
5 Regina
6 Winnipeg
7 Sudbury
8 Toronto
9 Kitchener
10 Belleville
11 Ottawa
12 Montreal
13 Quebec City
14 Dartmouth
15 St John's
16 Seattle
17 Portland
18 Minneapolis
19 Sacramento
20 Denver
21 Kansas City
22 St Louis
23 San Francisco
24 Las Vegas
25 Los Angeles
26 San Diego
27 Phoenix
28 Tucson
29 Hawaii
Kelly Paper Stores
Southern California – 31
Northern California – 10
Arizona – 4 Nevada – 1 Seattle – 1
3 Regional Distribution Centres
Sustainable Advantage Grades

Financial Highlights	2005	2006
Sales revenue (US$m)	662	849
Earnings before interest and tax (US$m)	21.7	29.6
Sales volume ('000 tonnes)	416	509

Our Sustainable Advantage Grades help customers to select papers with socially and environmentally responsible credentials.


Paper
Merchanting
Australasia

Business Summary

The Australasian Paper Merchanting business consists of three regional groups: Australia and New Zealand, Asia and Paper Trading.

2006 was a disappointing year for Australian and New Zealand Paper Merchanting with the slow market conditions and competitive environment impacting across the board. Earlier in the year, the New Zealand market suffered falls in prices, volumes and margins, which moderated towards year end. The Australian market saw more stable market volumes with generally flat pricing. Increases in logistics costs were unable to be passed on. Despite this, overall expenses were still 7 per cent below the prior year benefiting from business restructurings in the 2005 fiscal year.

PaperlinX's Asian Paper Merchanting businesses have finished a phase of restructuring and integration of businesses acquired as part of the Buhrmann acquisition. This year has seen the beginnings of the benefits of these activities with solid gains in market shares in profitable business areas.

Overall sales volume and sales revenue for Paper Trading were constrained by Australian Paper's focus on the Australian domestic market. Operating earnings improved as the business saw benefits from previous restructurings.

Results

Strong competition and currency relativities have continued to impact on margins in both the Australian and New Zealand markets, with lower volumes in New Zealand and sales realisations down around 2 per cent. Sales volume was down 3 per cent while revenue was down almost 5 per cent and operating profit was down 17 per cent. Working capital saw a significant reduction supporting returns.

Demand was quite stable in Asian markets through the year although increased regional supply kept some pressure on prices. Our volumes were 11 per cent higher on the back of good gains in market share. Sales revenue was up 12 per cent and operating profit was up 16 per cent.

Paper Trading improved earnings despite both lower volumes and sales revenue, with lower expenses benefiting margins.

For the overall Australasian Paper Merchanting group, sales revenue of A$1,231 million was down 4 per cent on the prior year on sales volume of 846,000 tonnes. Earnings before interest and tax were A$27.0 million, down 13 per cent. Overall working capital was reduced by 15 per cent. As in other regions, rising fuel costs increased logistics costs.

Highlights

The focus for Paper Merchanting Australasia has been on improving the key controllables within the business. In all regions the business has gone through a remodelling process to build on its business strengths. The significant reduction in working capital is a key indicator of the work that has occurred as it continues to consolidate its resources.

PaperlinX Merchanting Australasia has taken a leadership position within the Forest Stewardship Council's chain-of-custody process by becoming one of the first merchants to become FSC certified in the Australian, New Zealand and Hong Kong markets, and able to meet the growing interest in products with a sustainable fibre source.


1 Darwin
2 Townsville
3 Brisbane
4 Sydney
5 Canberra
6 Melbourne
7 Hobart
8 Adelaide
9 Perth
10 Auckland
11 Wellington
12 Christchurch
13 Dunedin
14 Singapore
15 Malaysia
16 Vietnam
17 Hong Kong
18 China
19 Taiwan



Financial Highlights	2005	2006
Sales revenue (A$m)	1,288	1,231
Earnings before interest and tax (A$m)	31.1	27.0
Sales volume ('000 tonnes)	873	846



Australian-made Impress® is a luxurious coated paper with outstanding environmental credentials, ideal for prestigious print applications such as annual reports and magazines.


Saxton is a contemporary range of uncoated corporate and design papers with a perfect print surface. Saxton – makes me look good.
SAXTON
WE KNOW PAPER
Australian-made Optix™ paper is now available in 30 colours for fun, colourful impact.
Postspeed™ is the Australian market leader in high performance envelope papers that are Australian made and environmentally-friendly. Postspeed™ – pushing the envelope.
Postspeed
Postspeed
pushing the envelope


VILLAGE
HOLLYWOOD
HAIGH'S
mpress.

Our packaging products, which include semi-extensible sack kraft, kraft liner boards, envelope and bag papers, are used by Australia's leading companies.

Impress® is Australia's leading A2 coated paper, a trusted and reliable name with excellent whiteness, high ink lift and world-class environmental credentials.

WE KNOW OUR MARKETS

PAPER MANUFACTURING

AUSTRALIAN PAPER'S COMMUNICATION PAPERS AND PACKAGING PAPERS ARE RELIED ON EVERY DAY IN BUSINESSES AND HOMES ACROSS AUSTRALIA, NEW ZEALAND AND ASIA.

AUSTRALIAN PAPER OVERVIEW AND RESULTS

Our Australian paper manufacturing business, Australian Paper, has a unique position as a leading regional packaging papers manufacturer and is the only manufacturer of communication papers in Australia. Our competitive advantages include our local supply of copy papers, a secure source of sustainable fibre, the Reflex™ brand and long-term packaging paper contracts. However, with significant competition from paper imported from global markets, imported pricing translated to Australian dollars has a key influence on the results for Australian Paper.

Earnings remained under significant pressure during 2006 as the combination of soft demand, weak pricing and rising costs continued to impact. Overall operating earnings of A$(4.1) million included a net one-off charge of A$13.6 million for the closure of the number 1 paper machine at our Shoalhaven Mill and commissioning costs for the number 1 paper machine at Maryvale Mill offset by profits on asset sales. It also reflected the continued impact of depressed Australian paper prices, oversupply in global paper markets and higher input costs, especially pulp prices and energy and chemical costs. In the current environment of weak pricing it is not possible to pass on these cost increases. With paper prices down 4 per cent on average and costs up, average margin per tonne of product sold has been under significant pressure. This pressure remained going into the 2007 financial year.

To strengthen this business, management has actively moved ahead on a number of key initiatives to improve returns from the current unacceptable levels. The upgrade of the number 1 paper machine at Maryvale Mill in Victoria, Australia, has been completed and product is reclaiming market position, though at a rate slower than initially planned. The Maryvale pulp mill upgrade announced in August 2005 is progressing to plan. The currently higher level of global pulp prices further enhances the expected returns from this project. The number 1 paper machine at Shoalhaven Mill was closed in March 2006 as planned, with product now being produced at the Maryvale Mill and less profitable exports being eliminated. Incorporating the new paper grades had some impact on machine efficiency at the Maryvale Mill, but this has now largely been addressed. A conditional agreement has been reached to outsource the Maryvale Mill wood yard to supply high-quality wood fibre to the upgraded pulp mill, helping to further reduce costs and improve efficiency.

Additionally, PaperlinX Office has been launched, combining three PaperlinX businesses that supply the Australian office products and stationery markets with improved service and a clearer product offering.


Sales Revenue
(A$ million)
$916
02 03 04 05 06


Earnings Before Interest and Tax (A$ million)
$(4.1)
02 03 04 05(1) 06(1)

(1) 2005 and 2006 are reported under AIFRS


Sales Volume
('000 tonnes)
817
02 03 04 05 06



Australian Paper – Communication Papers

Business Summary

Australian Paper is Australia's only manufacturer of communication papers, with all other communication papers imported into the Australian market. Australian Paper has a number of key strategic advantages that are unique, including local supplier advantage, being closer to customers with the ability to offer greater levels of service, and strong local brands. Reflex™ office papers offer customers papers that are better for the Australian environment (with waste diverted from Australian landfill) along with improved product characteristics and service reliability.

However, surplus global capacity and generally static demand combined with the strength of the Australian dollar relative to the US dollar have resulted in a protracted period of weak pricing. This has unfortunately combined with a period of rising costs for inputs such as pulp, fuel oil and chemicals to cause a significant deterioration in margins and operating earnings over the last three years. The underlying level of decline has begun to stabilise in this period as the business has taken significant steps to adjust to the current conditions and has begun initiatives to restore returns to acceptable levels.

Results

Sales revenue of A$674 million was down 2.8 per cent on the prior year on sales volume of 501,000 tonnes. Underlying earnings before interest and tax were A$4.3 million, up on last year, with reported operating earnings being A$9.4 million. This included net A$13.7 million in one-off charges for the closure of the Shoalhaven Mill number 1 paper machine, and Maryvale Mill number 1 paper machine commissioning costs offset by asset sales.

Highlights

A number of strategic initiatives are underway in the Communication Papers area to strengthen our existing business and improve productivity. Already mentioned has been the closure of the number 1 paper machine at our Shoalhaven Mill. This initiative has improved overall operating efficiency by replacing unprofitable products made for the export market at our Maryvale Mill with products made for the domestic market. While this closure was disappointing for the Shoalhaven Mill, better news is the achievement by that mill of Forest Stewardship Council (FSC) environmental certification at the end of 2006, which will allow it to supply the Australian market with paper made to comply with this increasingly sought-after guarantee of environmental credentials.

On a related subject, we have seen strong growth in our own branded recycled office papers in the Australian market with growth over the year of 21 per cent as part of our focus to increase overall domestic sales, which were up over 12 per cent for our copy paper business. Our focus on brands is highlighted throughout this Report, and in our Sustainability Report you can also see many examples of how we are better supplying the markets with products that are renewable, sustainable, recyclable and, in many cases, made of significant quantities of recycled Australian fibre – fibre that would otherwise end up in Australian landfill.

The upgrade of the Maryvale Mill pulp capacity and bleach plant is progressing well. This project will provide significant cost savings, and even more so at the current high level of imported pulp prices, along with environmental and product quality improvements.

As the 2006 year closed we announced the creation of PaperlinX Office, combining the strengths of our existing Australian Paper office products business, our stationery and envelope business (*tudor* Group), and our specialist office papers paper merchant, Spicers Office Papers. This combined entity will provide the office products area in the Australian market with improved service and a clearer product offering.



REFLEX
PLATINUM
1
2
3
4
5

1. Shoalhaven Mill, New South Wales
2. Head Office, Melbourne, Victoria
3. Maryvale Mill, Victoria
4. Burnie Mill, Tasmania
5. Wesley Vale Mill, Tasmania

Financial Highlights	2005	2006
Sales revenue (A$m)	700	674
Underlying earnings before interest and tax (A$m)	2.1	4.3
Sales volume ('000 tonnes)	522	501

Reflex™ has been Australia's most popular office paper since 1984. The range now includes Reflex™ Platinum Ultra White for enhanced whiteness and smoothness.



Australian Paper – Packaging Papers

Business Summary

Australian Paper makes packaging papers at its Maryvale Mill for supply to packaging manufacturers primarily in Australia, but also in export markets. The two main product streams are linerboard for sale to box manufacturers, and sack and bag papers. 2006 saw softer demand in Australia for linerboard grades from key customers as a result of pressures in their own marketplaces.

Sales of sack kraft paper into the Australian market were lower than previously, resulting in an overall increase in exports, with the resulting impact of lower margins.

Results

Sales revenue of A$242 million was in line with the prior year on sales volume of 316,000 tonnes. Underlying operating earnings of A$5.2 million were down on last year's results due to lower demand from key customers due to increased competition, lower returns from exports and a slower than expected uptake of the improved semi-extensible sack and bag paper produced following the upgrade of the number 1 paper machine at Maryvale Mill.

Highlights

The return to normal activity of the number 1 paper machine at Maryvale Mill was achieved at the end of the year, after an extended period of disruption as work was undertaken to convert the machine to produce a semi-extensible product for industrial sacks and bags. Product is now at a high quality and lost market share was being regained in the second half of the year.

The Australia-wide debate on plastic bags has opened up an opportunity to promote paper bags as an environmentally-friendly option. Our paper bags are made from a sustainable plantation fibre source and are recyclable.

There was encouraging growth in export market demand and price for sack papers through the second half of the year.


1
2

1 Head Office, Melbourne, Victoria
2 Maryvale Mill, Victoria



Financial Highlights	2005	2006
Sales revenue (A$m)	243	242
Underlying earnings before interest and tax (A$m)	10.0	5.2
Sales volume ('000 tonnes)	318	316


Ask
for a
paper
bag.
100% Australian paper

Our recyclable paper bags are providing a clever environmental alternative to plastic shopping bags, reducing Australian landfill.



Other Businesses

Business Summary

Other businesses includes the stationery and envelope business as well as the corporate expenses of PaperlinX.

The *tudor* Group is the largest manufacturer of envelopes and stationery products in Australia. Core brands include *tudor*®, Olympic, Universal, Croxley and Queens Slipper, which can be purchased from major retailers, newsagencies and specialty stationers across Australia. This business is being combined with Spicers Office Papers and Australian Paper's office papers business to form PaperlinX Office.

The stationery and envelope business competes with imported products as well as envelopes manufactured in Australia. The market remains highly competitive with reduced pricing from low-priced imports affecting margins and earnings, which were well down on the prior year. The second half of the year saw a significant deterioration.

Corporate costs were at a similar level to the prior year, however, a number of small prior year one-off benefits were not repeated.

Financial Highlights	2005	2006
Sales revenue (A$m)	101	95
Earnings before interest and tax (A$m)	(26.1)	(33.9)


Sales Revenue
($ million)
$95
02 03 04 05 06


Earnings Before Interest
and Tax ($ million)
02 03 04 05 06
$(33.9)


tudor

IT'S ALL ON PAPER

SUSTAINABILITY REPORT 2006

HIGHLIGHTS 2006

- By establishing environmental, safety and health requirements for our paper suppliers, we have enhanced the supply chain assurance for our customers.
- PaperlinX again satisfied the requirements of the FTSE4Good Index Series by meeting globally recognised corporate responsibility standards. FTSE4Good is a global equity index series that is designed to facilitate investment in companies that have met stringent social, ethical and environmental criteria.
- Shoalhaven Mill in Australia became our first paper mill to achieve Forest Stewardship Council chain-of-custody certification. In July, Maryvale Mill also achieved this certification.
- Our paper merchants, Spicers Paper in Australia, the US and Hong Kong and Robert Horne Group in the UK, maintained their Forestry Stewardship Council chain-of-custody certification, confirming their ability to trace paper back to an approved sustainable fibre source.
- The Robert Horne Group was the first paper merchant in the UK to be granted membership of the WWF-UK Forest and Trade Network, which recognised the group's commitment to the responsible sourcing of paper products.
- Our workplace safety programmes across the Group have helped to reduce the medically treated injury frequency rate by 26 per cent and the lost time injury frequency rate by 27 per cent.
- In the first year of our Leadership Development Programme, approximately 300 managers progressed through a range of training courses.

What Sustainability Means to PaperlinX

Sustainable development is most often defined as 'meeting the needs of the present without compromising the ability of future generations to meet their own needs'. For PaperlinX, this means achieving sustainable economic growth that is of benefit to present and future generations of employees, shareholders and customers without detrimentally affecting the resources or biological systems of the planet.

Report Scope

This Sustainability Report covers the operations of PaperlinX Limited's businesses and its social and environmental commitments for the period July 2005 to June 2006. We aim to broadly report against the Global Reporting Initiative (GRI), a set of guidelines for sustainability reporting that encourages tracking and measuring performance through disclosure.

CHIEF EXECUTIVE'S COMMENT

AN INTERVIEW WITH TOM PARK, MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

"We must invest in sustainability for the security of our own future and for the future of the resources we utilise, for the long-term benefit of our shareholders and other stakeholders."



Why is sustainability critical for the success of PaperlinX businesses?

Paper is made from a renewable resource and is completely recyclable. Paper has been part of our lives for thousands of years and, if managed correctly, will continue to be.

It is our responsibility to deliver the products our customers want in ways that are sustainable. For us this means creating economic growth that benefits present and future generations without threatening the resources or biological systems of the world we live in.

What are the major sustainability challenges facing the paper industry and how is PaperlinX responding?

Environmental issues are becoming increasingly mainstream and the environmental credentials of paper products are becoming more important. So we are listening to our customers and the community and offering new environmentally certified grades and recycled products that reduce landfill waste.

We are fortunate that wood is the primary resource for paper making as it is both renewable and recyclable. Our responsibilities for managing this natural resource extend from sustainable manufacturing through to encouraging responsible, viable forest management practices from our suppliers. Every year, more of our merchants around the world are receiving chain-of-custody certification and have systems in place to audit their paper suppliers' forest management and manufacturing practices.

As one of Australia's leading pulp and paper manufacturers, we must manage our fibre supply carefully. We expect to significantly increase the amount of plantation fibre we use, and 64 per cent of the fibre used at our largest mill, Maryvale, is already from sources that are certified by the Forest Stewardship Council (FSC). We are seeking to certify all our mills to FSC standards.

What is PaperlinX doing to reduce its environmental footprint?

Every one of our businesses throughout the world has some impact on the environment and this is especially so for our manufacturing operations. As part of the Maryvale pulp mill upgrade, we will reduce odour emissions and energy use as a result of the new elemental chlorine free bleaching plant. Through this investment we are reducing our use of pulp logs and other residue from Victorian State managed forests and moving to use 100 per cent plantation sourced fibre for printing and communication papers produced at Maryvale by 2017. We have decreased our demand for water by 8 per cent over five years and are moving towards a greater reliance on using recycled water from the local water authority, aiming for a 10 per cent increase by 2008.

How does PaperlinX support communities near where its businesses operate?

Our business has grown to more than 400 sites and 9,600 people in 28 countries, and we recognise the need to create a consistent and meaningful approach to supporting communities where we operate. We are developing guidelines and a framework for employee volunteering, charitable donations and employee giving programmes that allow our businesses to design their responses according to the needs of their surrounding communities.

Why report on environmental and social commitments?

For us, community engagement and environmental awareness are part of the way we do business.

Our environmental and social performance is key to our success. It is not only about managing and reducing our risks and how our activities are measured; it is about the way we respond to our customers, our employees and the communities where we operate. Improving in these areas is part of my own performance criteria and is reported to the Board every month. When we set targets these are taken very seriously. Take our commitment to improving our workplace practices and safety performance; this year we have again reduced our medically treated injury frequency rate by 25.7 per cent (26 per cent reduction in 2005) and our lost time injury frequency rate by 26.9 per cent (14 per cent reduction in 2005). Rather than just respond to codes of practice or other standards, we have established a culture of environmentally responsible behaviour and continuous improvement throughout the Company, which is supported by external measurements.

How does PaperlinX help to motivate employees in a period of rapid change and challenging external conditions?

We support our people by developing their skills, looking after their health and safety and providing regular communication to help them understand the strategy of the business and their involvement in its success. We encourage teams to identify best practice initiatives and continuously improve so we can be proud to say we are the best in the business. By recognising the individual styles of our different businesses and their relationships with customers, we encourage initiative and ideas that make a difference.

I am proud of the achievements that everyone at PaperlinX has contributed to in the last year and I am confident that, together, we can continue to deliver sustainable results for all our stakeholders.

Thomas P Park
Managing Director and
Chief Executive Officer

OUR BUSINESS

Paper is our Business

Around the world, it's our business to deliver the papers our customers want. We operate 47 businesses across 28 countries, giving us the widest geographic distribution of any paper company in the world.

We distribute and manufacture high-quality fine paper used in offices as well as specialty papers used in brochures, magazines, annual reports and other business applications. We also manufacture packaging papers for converting into corrugated cartons, paper bags and other packaging materials. And we are expanding our offerings in sign and display and industrial packaging and graphics.

Our operations are based on solid knowledge of paper. The companies that today make up PaperlinX have been making paper in Australia since 1939 and have distributed paper in Europe since the 1600s.

Sustainability is central to the way we work and to the success of our business in the future. For us, sustainability means long-term economic growth that benefits present and future generations.

Revenue

Total Revenue	$7,413 million



Merchanting 87%
Europe 57%
Australasia 16%
North America 14%
Other 1%
Manufacturing 12%

Our People

Employees	9,672



Merchanting 79%
Europe 53%
Australasia 9%
North America 17%
Other 4%
Manufacturing 17%

Percentages calculated before intercompany sales elimination.

Operations

Countries	28
Sites	401
Manufacturing sites	4

Financial Profile

Total revenue (A$m)	7,413
Earnings before interest and tax (A$m)	152.4
Sales volume (before commission sales) ('000 tonnes)	4,248

MANAGING SUSTAINABILITY

Management and Policy

Good performance in health, safety and the environment are key strategic issues for PaperlinX. A Board Committee consisting of four Non-executive Directors convenes with the Managing Director on a quarterly basis to consider safety and environmental issues that may have strategic, business and reputation implications for the Group.

The PaperlinX Board's Safety and Environment Committee reviews policies and monitors compliance with those policies; assesses management systems, standards and practices; and reviews significant incident investigation reports. The Committee also regularly visits sites within the Group in order to gain first-hand knowledge of our operations and performance.

During the year the Committee visited the Maryvale Mill in Australia, reviewing the mill's Strategic Plan for 2004 to 2010, the pulp mill upgrade project, the 'Search for the Future' process and safety strategies. The Committee also visited our PaperlinX Europe headquarters in Amsterdam and looked specifically at environment, safety and health (ES&H) management in Europe and the integration of the Buhrmann group of companies into the PaperlinX ES&H programme.

A Global Approach

The Company has a multifaceted approach to environmental management that encompasses an Operations Management System (OMS) as well as identifying and implementing strategic priorities.

The OMS provides a framework for managing ES&H through performance requirements for all operational activities. These cover risk management, legal compliance, improvement, roles and responsibilities, training and compliance, communications, documentation, operational control, emergency response, contractor management, incident reporting, record keeping and auditing.

In addition, we have identified key strategic priorities for the coming three-year period that will add significant value to the Company's ES&H management. They include developing ES&H capabilities and proactive behaviours throughout the Group, improving the implementation of the Contractor Management System to ensure that defined standards are met globally, and implementing a global vehicle and traffic risk reduction initiative.


PaperlinX

Sustainability Charter

PaperlinX is a leading international paper distribution and manufacturing company with a commitment to delivering long-term sustainable returns and environmental and social benefits for all our stakeholders. In so doing, we seek to add value for our customers, employees, the communities in which we operate and for our shareholders.

In pursuit of these commitments, we recognise that our products and operations have an impact on the environment and that we must continually improve our performances across a range of areas to deliver the sustainable returns to which we aspire.

Our fundamental commitment globally is to not only ensure that as a minimum we comply with the laws of all the regions in which we operate, but we also seek to go beyond just compliance with a range of positive initiatives.

Our commitments in relation to the environment, our employees, our communities and our suppliers are explained below.

Environment

We will provide product options to satisfy the needs of our customers and will ensure that we provide information to allow our customers, neighbours and the public to make informed choices about our products and their environmental credentials.

At PaperlinX, we are committed to continuously reducing our environmental footprint in measurable ways. Our operations seek, wherever possible, to reduce resource use (such as energy, water, fibre and chemicals) efficiently by increasing recycling opportunities and reducing waste output.

We are committed to regularly monitoring these improvements.

Employees

Our objective is to be the 'employer of choice' in which all members of our workforce are treated with respect and employed within strong principles of equal opportunity, ethical behaviour and transparent management practices.

At PaperlinX, we are committed to providing our employees the opportunity to grow and develop within a safe workplace wherever they are located.

Communities

We will support the communities in which we operate in ways that make a positive difference and will maintain an open relationship with these communities, report on our performance and make this information readily available to the public as well as customers.

In addition, we will also recognise our corporate role in assisting our employees to make individual and collective contributions to improve aspects of the communities in which they participate.

Suppliers

We are committed to proactively encouraging our suppliers to improve their environmental performance by insisting they act in a legal and sustainable fashion and are committed to continuous improvement.



OUR STRENGTH – PEOPLE AND CULTURE

Achievements

- A global talent management strategy was developed to support the attraction and retention of key talent.
- Continued the focus on development initiatives across the Group and launched a global Strategic Selling Programme.
- Reduced the medically treated injury rate by 26 per cent and the lost time injury rate by 27 per cent across the Group.
- Our Wesley Vale Mill in Australia won the Tasmanian 2005 Workplace Safety Award for 'best solution for an identified workplace health and safety issue' and the National Safe Work Australia Award.
- Our Maryvale Mill in Australia won a New Apprenticeship Award in the 2005 Minister's Award for Excellence for Employers of New Apprentices.
- Launched a global PaperlinX extranet site to encourage online best practice sharing between our businesses in different countries.

Goals

- Develop and launch a global health and wellness initiative.
- Continue the development and implementation of our Vehicle and Traffic Risk Reduction Programme to reduce accidents in warehouses, transport fleets and sales fleets.
- Obtain a further 10 per cent reduction of our medically treated and lost time injury rates across the Group.
- Roll out the Strategic Selling Programme to over 500 key sales staff.
- Implement the Future Workforce Management Plan.
- Develop organisational values through a consultative process involving all areas of the Company.

We are committed to providing opportunities for everyone to work effectively and develop their skills. We recognise that our people and our culture are key competitive advantages. By strengthening the overall culture of the Company and the performance of individuals we aim to maximise these strengths.

Developing our Culture

Our operations span 28 countries and incorporate many languages and backgrounds among our people. Creating a strong and cohesive culture across the Company is therefore a key priority for us. To encourage this we bring global teams together to address common best practice opportunities and provide opportunities for individuals to work in different countries on both short and long-term assignments.

In the coming year we will strengthen our culture through the development of organisational values. This will include input from all areas of the business and provide a shared set of values across the Group.

Our operating principles provide a directional framework for everyone at PaperlinX, while allowing local leadership and entrepreneurial skills to flourish. These principles are brought to life every day as they guide decision-making. Business strategies and new initiatives are regularly communicated to our people in a range of different ways: *ConneXions* quarterly internal magazine is published in five languages; regular team briefings; video messages; and websites are made accessible for all employees.

We also regularly seek feedback from employees on all aspects of the employment cycle through internal surveys. At the Robert Horne Group in the UK, nearly 80 per cent of employees responded to the *Have Your Say* survey, which explores employee satisfaction. The results show a continuing trend of very high levels of satisfaction with the working environment.

FROM LITTLE THINGS BIG THINGS GROW

PaperlinX's culture is shaped by our global policies and practices, but it is also formed by the local activities initiated by our businesses. These activities contribute to the achievement of the Company's vision, making PaperlinX a great place to work.

As an organisation we are aiming to become more consistent in taking pockets of excellence across the broader Group.

Spicers/Dalton New Zealand again offered incentives to encourage employees to extend their commitment to environmentally responsible behaviour by adopting waste organisation initiatives at home.

At the Robert Horne Group in the UK, the Company has developed 'Above and Beyond', an incentive scheme to further enhance levels of customer service. Colleagues nominate fellow workers through the intranet or offline through the internal post system. Every person nominated receives a letter of encouragement from the Managing Director and a small gift recognising their achievement. All nominations are entered into an annual judging by the executive Board with prizes awarded to the best performers.

Spicers Paper in Australia runs 'Go MAD (Making a Difference) with Ideas', a national programme to encourage their people's creativity and innovation towards continuous improvement.


go mad
with ideas

An online forum was launched on our global extranet site this year to facilitate sharing ideas and information among our businesses.

This year, research was undertaken with a sample of employees to review internal communication activities and their feedback will be used to refine Group-wide communications going forward. One of the greatest challenges is providing information that is relevant and meaningful for our diverse businesses in different countries.

Strengthening our Leadership

Our Leadership Development Programme, which was initiated in 2004/05 with senior managers, was extended during the year to include additional management levels within the Company. This five-and-a-half-day programme brings people together from different business areas and focuses on developing their leadership behaviours and their understanding of the drivers that maximise our business results.

We also implemented a global talent management strategy during the year. The strategy involves a comprehensive approach to the identification, development and retention of our organisational talent. As PaperlinX grows and changes to meet customer needs, we need to ensure we have the right blend of talent to build a long-term sustainable business and this means understanding and developing our people.

Learning and Development

The development of the people who work at PaperlinX is a key priority in maximising our performance. This is not just about training programmes, it also encompasses the way in which we recruit people; career planning, providing leadership, opportunity and challenge; the values and culture of the Company; managing diversity, policies that support people to work to their best; and effective communication.

We have developed a Future Workforce Management Plan that will be implemented throughout the businesses over the coming year. It identifies the Company's anticipated needs, market trends and the resources available within the Company as well as the development of our people.

Strategic Selling Skills

Our ability to compete effectively is dependent on the skills of our sales teams. During the year, a team of people drawn from all areas of our business developed a Strategic Selling Programme to create a value-added sales culture. This three-day programme was piloted with sales management teams from the US, Canada, Europe and Australia and will be further rolled out to over 500 sales people who manage major accounts during 2006/07.

ENCOURAGING DIVERSITY

Making paper is a traditional skill that many people at Australian Paper have learnt 'on the job'. However, that is not the only way that people start in this industry. Ruth Obendorf started at Australian Paper as a Machine Support Officer at the Burnie Mill in Tasmania in October 2002 after completing a science degree in chemistry and marine biology.

Prior to joining Australian Paper, she had worked in Melbourne for a change management research group and as an organic chemist specialising in marine organisms.

Her current position as Operations Support Superintendent at the mill involves leading a team that is responsible for 'all the ins and outs of Burnie Number 4 Paper Machine', which makes approximately 50,000 tonnes of paper each year across 14 grades.

Ruth says that the nature of the job is always changing and that it takes a reasonable amount of time to learn the technical aspects of making paper. For her, the most rewarding parts of her job are the people she works with, the management skills she has developed and the opportunity to rise to challenges she thought she would never be able to tackle.

Workplace Safety and Wellbeing

Workplace safety is a key priority for everyone at PaperlinX. Yet the Company recognises that safety at work goes beyond minimising the risk of injury. It includes taking action to promote personal wellbeing. As part of the Company's commitment to wellbeing, there are local programmes to increase awareness of the personal benefits of a balanced lifestyle. These include health checks, first aid training and a range of Employee Assistance Schemes that offer counselling, advice and practical support to employees in need. One of the priorities for the Company in the coming year is to provide structure and sustainability in this area through a global health and wellness initiative.

Achieving our goal of zero accidents and injuries requires not just a focus on the physical work environment, but also the systems and processes we use and the culture of the organisation. A global steering group provides overall direction on the Safety and Health Strategic Plan and members of the health and safety community proactively develop and promote safe workplace behaviours throughout the Company. Members of our Global Safety Audit team have visited 52 of our largest sites over the past 12 months as part of the audit process.

Safety training is now an intrinsic part of all of our businesses. This includes refresher training in forklift operation, training for manual handling and back care, first aid training, emergency response training and legal compliance training relating to Occupational Health and Safety (OHS) laws.

At present, the key measures used to assess workplace safety across the Group are the medically treated injury frequency rate (MTIFR) and lost time injury frequency rate (LTIFR).

Using these measures, our programme has achieved significant gains, with the Group MTIFR reducing by 25.7 per cent and Group LTIFR reducing by 26.9 per cent.

In our Australian Paper mills, progress continues to be good with a reduction in the MTIFR of 28.0 per cent and the LTIFR of 15.5 per cent.

In the Australasian Paper Merchanting group, the MTIFR was reduced by 22.7 per cent and the LTIFR by 26.9 per cent.

With another full year to integrate the European companies acquired from the Buhrmann group, the European Paper Merchanting group achieved a reduction in the MTIFR of 23.0 per cent and the LTIFR by 24.5 per cent.

The Canadian and US Paper Merchanting businesses achieved reductions in their MTIFR of 17.7 per cent and LTIFR of 32.2 per cent. This includes results from the integration of the Kelly Paper business from 42 localities into the business, as well as the more recent acquisition of Cascades Merchanting, now named Spicers Canada.



Rolling Quarterly LTIFR (injuries per million hours worked)



12
10
8
6
4
2
0
Frequency
5.8
at 30 June 2006
Jun 01
Jun 02
Jun 03
Jun 04
Jun 05
Jun 06



SEARCH FOR THE FUTURE

Safety is a key focus for everyone working at our largest manufacturing facility, Maryvale Mill in Victoria's Latrobe Valley in Australia.

A serious safety incident prompted a renewed focus on making safety 'part of the way we all work'. A mill-wide consultation, issues identification and problem-solving programme commenced in July 2005, driven by an employee-led taskforce with representation from all areas of the mill's operations and unions.

The recommendations that the taskforce identified have now been implemented.

People from the operating areas of the mill were appointed to 12-month secondments as Health and Safety Assistants. They take on the challenge to work within the mill on day-to-day safety issues. This expanded team of 'safety champions' is expected to progressively build greater awareness of safety throughout the site.

"As Health and Safety Assistants we have a chance to help raise the level of awareness of safe work practices on the site. We'll not only have the ability to have input into the implementation of proactive systems and projects, but we'll be able to report on the effectiveness of these programmes to the decision-makers by observation and communication with all personnel on the site. This role gives every person at Maryvale an avenue to ensure our site's future," *said Peter Freeman, Health and Safety Assistant*

Left to right: Frank Murtagh, Michael Everett, Peter Dyke, Ian Moule, Bill Van Sambeek, Colin Peterson and Ben McLean.
Members not present in photo: Greg Stewart, Leo Galea, Jenine Smith, Peter Berryman, Russell Donoghue.

OUR COMMITMENT – WORKING WITH COMMUNITIES

Achievements

- We contributed $910,785, including employee contributions, to hundreds of community programmes and not-for-profit organisations around the world, including disaster relief for Hurricane Katrina in the US and Cyclone Larry in Australia.
- We developed a framework for a global community relations programme including scoping of an employee giving scheme.
- Robert Horne UK completed the second year of an ongoing partnership with the Marie Curie Cancer Care charity.
- A range of local programmes were ongoing in their support for communities around our sites.
- In 2005/06 our global community investment was equivalent to 1.37 per cent of our reported profits.

Goals

- Develop community involvement guidelines to guide our businesses.
- Set up a steering committee to oversee a global community investment programme.
- Review our practices of allocating funds to a range of non-profit community groups and organisations.
- Develop a process to value our contributions to community investments across the Group.
- Develop a framework/management tool to measure our community commitments.
- Explore participation in the Global Compact, the United Nations voluntary corporate citizenship initiative adhering to 10 principles relating to human rights, labour, anti-corruption and environmental issues.

PaperlinX has a strong commitment to working with the communities we operate in. With operations in 28 countries, many of our businesses support a wide range of local community groups, schools, charities and voluntary organisations by providing financial support and in-kind paper donations. We support our employees' involvement in fundraising and volunteering in the community.

At each of our mill sites in Australia we work with nearby communities on continuously improving our environmental performance, and we host regular public tours and open days.

In 2005/06 the Company set a number of targets for our work in the social area. As we progressed in these areas, it became evident that additional work needed to be done to collect information on our existing activities and ensure that our strategies were properly aligned to the needs of the business and our stakeholders. As a result of this need for further planning, we did not achieve all of the targets we set for ourselves in 2005/06. We have now established targets for the year ahead that we believe are aligned to our business.

Community Relations

Community Consultative Committees

To better understand the needs of the communities we are part of and to obtain feedback on our operations, there is a Community Consultative Committee at each of the Company's four manufacturing mills. These long-standing Committees are made up of people representing diverse organisations who have an interest in the mills' operations.

Each year the Committees develop an Environmental Improvement Plan that forms part of the site's overall Environmental Management Plan. These plans have addressed issues such as odour reduction and improvements in water and energy usage at the mills and the Committees are a valued part of the overall communications between the Company and the communities we are part of.

Community Partnerships

Spicers Paper US Provides Hurricane Support

After forming a distribution partnership in September 2005, Spicers Paper in the US and Boise Paper teamed up again to raise funds for the victims of Hurricane Katrina that struck the south east coast of the US in August 2005. Spicers Paper contributed US$25,000 to the American Red Cross with Boise Paper agreeing to match the funds. Their support assisted the millions of people who lost homes, belongings and family members in this devastating hurricane.

Paper Education

Many of our businesses are actively involved in providing paper education and supporting the professional development of the design and printing communities. Spicers 'Paper Knowledge Workshop' and Robert Horne's 'Know How Academy' are two such examples.

Saxton Scholars is Australian Paper's annual competition that supports communication design education across Australia. Tertiary students are invited to conceptualise and develop a graphic design or visual communication project where creativity is the key and there are no limits to how students can respond. The top three finalists are each awarded a budget to implement and develop their ideas. A judging panel then selects the overall winner, who receives a cash prize, paid work experience with a reputable Australian graphic design studio and a tour of a paper making mill.

Leadership Victoria

Since 2002, as part of the Company's commitment to enhancing leadership within communities and supporting our people to make a contribution to their community, PaperlinX has been a major sponsor of Leadership Victoria in Australia. This not-for-profit organisation promotes leadership skills for community benefit through an annual programme that enhances the leadership capacity of participants from the public, community and private sectors, while supporting over 150 community organisations by placing volunteers in community projects.

Employee Involvement

Our businesses are actively involved in raising funds for local events and good causes. Whether it is supporting the Leukaemia Foundation by taking part in the World's Greatest Shave, holding a charity BBQ to raise funds for a local children's charity or walking the 320 kilometres from Seattle to Portland in the US for charity, PaperlinX and our people are proud to support the communities we are part of.

Coast Paper in Canada continued its tradition of supporting local organisations by supporting the United Way campaign for the first time and matching employee donations. Their annual Coast Paper Christmas Drive involved collecting over 4,000 donated gifts to benefit 9,000 people in need.





SPICERS PAPER HELPS RECREATE LANDFILL SITES

Since 2003, Spicers Paper in Australia has 'put its money where its mouth is' in caring for the environment. Partnering with Landcare Australia, the Spicers Paper Recreate Programme aims to rehabilitate ex-landfill sites through cleaning up and planting. Through funding supported by a percentage of sales of *tudor® RP 100% Recycled* paper, several restoration projects around Australia have been undertaken. Rehabilitated areas include Imaroo Street at Merri Creek, Victoria; Wirranendi Parklands in Adelaide; Marks Park, Tamarama, NSW; Belmont, near the Swan River, in WA; and the Demonstration Catchment in QLD.

tudor® RP 100% Recycled is made from materials that might otherwise end up as landfill, namely office papers, offcuts from printing and envelope manufacturing processes and collected milk and juice cartons.



ROBERT HORNE SUPPORTS UK CANCER CARE

Traditionally, the Robert Horne Group of paper merchants has supported many different charitable organisations in the UK. It was felt that focusing on one single charity that was relevant to the majority of employees would be a more appropriate approach. Employees were surveyed and they chose to support the Marie Curie Cancer Care charity to make a difference to the lives of people with cancer.

Marie Curie Cancer Care provides high-quality nursing totally free, to give terminally ill patients the choice of dying at home supported by their families. Marie Curie nurses provide almost 800,000 hours of practical nursing care at people's homes every year, made possible only through charitable donations.

Robert Horne is supporting Marie Curie with funding of £10,000 per year over three years and employees are encouraged to get involved in a range of additional fund-raising events at a local level to support the charity. So far, employees have raised over £5,700. The company also makes its premises in Northampton available to the charity for meetings and events, saving them significant costs over the year, and donates paper as required. For more information see www.mariecurie.org.uk.

OUR SHARED FUTURE – THE ENVIRONMENT

Achievements

- Completed the first stage of the two-year Sustainability Action Plan to quantify the Group's environmental impact.
- Established environmental, safety and health requirements for PaperlinX paper suppliers to enhance supply chain assurance for customers.
- No significant environmental breaches or non-compliance with environmental regulations.
- All manufacturing sites maintained ISO 14001 certification.
- Shoalhaven Mill in New South Wales and Maryvale Mill in Victoria both achieved FSC chain-of-custody certification.
- Australian Paper achieved preferred supplier status with a number of government and corporate customers on the basis of environmental performance.
- Maryvale's pulp mill and bleach plant upgrade was granted works approval and is progressing on track.
- Built constructive relationships with environmental groups such as World Wildlife Fund (WWF) in Australia and the UK.

Goals

- Complete stage two of the Sustainability Action Plan; and from our baseline, improve on our performance across the Group:
  - by reducing energy consumption by 2 per cent; and
  - reducing waste production by 2 per cent.
- Continue the focus on further improving recycling of waste at each of our major sites around the world.
- Achieve FSC certification for our Tasmanian mills.
- Show environmental leadership by achieving FSC certification for Australian Paper's key products.
- Continue progress on the Maryvale pulp mill upgrade in Victoria, Australia.
- Identify opportunities to collaborate with key environmental groups on sustainability issues.

Through our Sustainability Charter, we are committed to providing our customers with product options that have strong environmental credentials, while also reducing the environmental footprint of our operations, wherever possible. This is not an add-on to our business because it is expected of us. Our environmental approach is part of our sustainable business model.

Spreading the Word

Each of our businesses works closely with customers to communicate the high environmental standards of our products.

Across our Merchanting businesses, we regularly provide environmental information to our customers about the products they purchase, and have secured a number of government and corporate customers as a result.

Australian Paper has produced *Environs*, a comprehensive report covering our position and performance on all aspects of the environmental and social credentials of our paper manufacturing operations.

In the UK, staff at the Robert Horne Group also found there was a need to explain more about our efforts towards sustainability. A regular bulletin, *The Leaflet*, updates customers, employees and other stakeholders on specific environmental initiatives in our Paper Merchanting operations.

Working with Suppliers

Of course, with a business that spans 28 countries and hundreds of paper products, no one certification system will be appropriate for all products. To ensure that we can provide the certainty customers are looking for across our full range of products, PaperlinX has documented environmental, health and safety requirements that our paper suppliers must conform with. The requirements include:

- compliance with all regulatory requirements in the countries in which the supplier operates;
- established environmental management systems (EMS) and independent third-party certification of these systems;
- independent third-party certification of appropriate sustainable forest management standards. This could include Forest Stewardship Council (FSC) or the Program for Endorsement of Forest Certification (PEFC) as well as a range of other certification systems; and
- annual reporting from the supplier to PaperlinX against these areas.


PAPER IS A WONDERFUL MATERIAL MADE FROM A NATURAL RESOURCE THAT IS RENEWABLE, PRODUCED IN A SUSTAINABLE PROCESS, IT REMAINS A UNIQUE RECYCLABLE PRODUCT.
REPLANTING
RENEWABLE
MANAGED FOREST
HARVEST
TIMBER FOR BUILDING AND FURNITURE
LOGS NOT SUITABLE FOR TIMBER USE
SAW MILL
RESIDUE
PULP MILL
SUSTAINABLE
PAPER MILL
PRE-CONSUMER WASTE
DIRECT MILL CUSTOMERS
WASTE PAPER PLANT
PAPER MERCHANTS
CONVERTERS/ PRINTERS
POST-CONSUMER WASTE
RECYCLABLE
CONSUMERS

ENVIRONMENT – PAPER MERCHANTING

Environmental and sustainability issues are high on the global agenda, especially when it comes to the use of paper. Our customers, governments and the broader community all have an active interest in these areas.

As paper merchants we are the link in the chain that takes products from mills to commercial printers, envelope converters, stationers and resellers, corporate printers, publishers and end users.

We believe that it is important to be able to demonstrate that the wood fibre used in the papers sold by our merchants is sourced from sustainably managed forests. Certifications systems, such as the FSC's accreditation process and the PEFC provide assurance to customers.

The FSC is one of the leading global certification systems and is supported by the World Wildlife Fund and Greenpeace. We support this and other independent certification systems.

A number of our businesses have been actively involved with the FSC and have achieved chain-of-custody certification. During the period, the Robert Horne Group in the UK and Spicers Paper in Australia, the US and Hong Kong retained this level of certification. This is recognised as a global standard in forest certification and the chain-of-custody component ensures that the final product can be traced back to its original source.

In the UK, the Robert Horne Group was the first UK paper merchant to be granted membership of the World Wildlife Fund's Forest and Trade Network. This provides a framework that enables companies to identify and move towards products from credibly certified forests. They have also published a Responsible Paper Purchasing Policy and agreed to work towards targets set in collaboration with the environmental group.

Providing Green Products for Our Customers

Throughout the world there is growing demand for recycled and environmentally certified paper stocks and our Merchanting businesses are well positioned to meet our customers' requirements.

As part of our commitment to providing the products our customers want, many of our businesses now sell papers bearing the FSC logo, which traces back to the FSC certified wood used in their production.

One of the first UK products offered with FSC chain-of-custody certification is 9lives™ 80. This is made from 80 per cent recycled fibre and 20 per cent totally chlorine-free pulp and is available in gloss and silk finishes.

In Australia, Spicers Paper's flagship brand of 26 years, Monza® Recycled, received FSC certification as a mixed source product in April 2006. Monza® Recycled is produced from recycled fibre, pre-consumer and post-consumer waste and FSC certified pulp.

The revive™ brand range offers printers and end users a comprehensive choice of different finishes and recycled fibre content, with many of the options also being FSC certified. revive™ has emerged as the strongest recycled paper range in the UK. It is also proving to be a successful international brand, with demand growing in Australia, the US and Asia. In the US, our businesses have created Sustainable Advantage Grades of paper for customers who want to make socially and environmentally responsible choices about the products they use.

Reduce, Reuse, Recycle

Over the past 12 months our merchanting operations have been working towards reducing their environmental impact, particularly in the areas of waste recycling and reducing energy usage. In our offices, there is a greater emphasis on recycling office paper, glass bottles and cans. Our warehouses are increasing the recycling of wooden pallets, the plastic stretch wrapping that protects paper and paper offcut waste.

For example, at Robert Horne's national distribution centre in Northampton, UK, over 1,000 tonnes of rubbish are created every year. By implementing new recycling and waste management procedures they are aiming to increase their recycling rate from 30 per cent to 50 per cent in the next year.


Q
a quick way to find the answers
&
to your environmental questions
A
PRODUCT
GREEN
GUIDE
UPDATE
Spicers Paper

ENVIRONMENT – PAPER MANUFACTURING

Australian Paper manufactures paper in three states in Australia, producing approximately 1,000 grades and weights of paper that are used every day in Australian homes and businesses. These products include coated papers, coloured papers, security papers, watermark papers, packaging papers, copy papers, offset printing papers, bag papers and recycled paper in both sheet and roll forms.

Australian Paper recognises that in the production of paper products there are impacts and that customers have a choice about the products they use. We are committed to meeting customers' needs by producing paper products in a sustainable manner, utilising raw materials and processes that achieve continuous improvement in environmental, safety and social performance.

Sound Environmental Management

Each of our four mills has a site-specific environmental management system (EMS) that provides the processes and procedures for compliance with environmental requirements. These include site-specific licences that are issued by Australian Federal and State Governments as well as standards and codes of practice.

Each site's EMS complies with the International Standard ISO 14001 for Environmental Management, which is the leading standard for manufacturing sites. Performance against the EMS is assessed by external auditors SAI Global and Det Norske Veritas (DNV).

In August 2005, we committed $203 million to a new elemental chlorine free bleaching plant and pulp mill upgrade at the Maryvale Mill. The project includes upgrading the kraft pulping operations and will cut emissions of sulphur oxide by 80 per cent. It is expected to be completed during 2008.

Sustainable Fibre Sources

Australian Paper purchases wood fibre from independent sustainable forest suppliers. This fibre is sourced from sawmill residue, sustainably managed hardwood forests, managed hardwood and softwood plantations, imported pulp and waste paper. No wood fibre is sourced, either as timber or pulp, from old growth forests. We acknowledge the importance of plantation fibre and as this resource becomes increasingly available in Australia, we expect to significantly increase the amount we use. As part of Maryvale's pulp mill upgrade, the use of native State Forest timber will be phased out by 2017.

Following independent verification for adherence to FSC chain-of-custody processes, Australian Shoalhaven Mill and Maryvale Mill operations were recently certified to FSC standard. Accordingly, all wood fibre utilised in the manufacture of the Company's speciality papers meet all FSC criteria, as either FSC certified or FSC 'Controlled Wood' from well managed forests. Chain-of-custody is the path taken by raw materials from the forest to the consumer, including all successive stages of processing, transformation, manufacturing and distribution.

We are committed to preserving the natural habitat surrounding our mills. The Giant Freshwater lobster, Astacopsis gouldi, is a rare species that lives in the water catchment areas around our Burnie Mill in Tasmania.





Australian Paper – Sustainability Charter

Paper products continue to perform an essential role in our day-to-day lives. In a world where our lifestyle depends on so many things made from non-renewable resources it remains a unique fully recyclable product. Australian Paper recognises that in the production of paper products there are impacts and our customers have a choice about the products they use.

Australian Paper is proud of its performance and always seeks opportunities to improve. We are committed to meeting our customers' needs by producing paper products in a sustainable manner, utilising raw materials and processes that achieve continuous improvement in our environmental, safety and social performance. We are also committed to reporting on our environmental performance as we seek out opportunities to continually improve.

Environment

Australian Paper's environmental commitment applies to all levels of our organisation and will be maintained within ISO 14001 certification and associated management systems. Key areas for future success will be:

- Minimising resource usage (energy, fibre and chemicals).
- Minimising waste production (air, land and water).
- Maximising recycling capabilities in both our operations and our products.

Each of our operational areas is responsible for implementing these environmental commitments.

People

Three groups of people guide our operation's success: our customers, our employees and the communities in which we operate.

Customers

We will provide product options and information for our customers to support them to make informed decisions about purchasing the products we manufacture.

Employees

Our objective is to be the 'employer of choice' in which all members of our workforce are treated with respect and employed within strong principles of equal employment opportunity, ethical behaviour and in a safe workplace.

Community

Our commitment is to provide environmental leadership, economic support and open relationships.

Sustainability

Suppliers

We will insist that our suppliers act in a legal and sustainable manner and are committed to continuous improvement. In particular we will ensure that fibre and forest product suppliers implement sustainable practices. We will consistently review supplier performance against our standards.



GLOSSARY

CO_2
Carbon dioxide is the main greenhouse gas that results from burning petrol, coal, oil and natural gas.

Coated paper
Paper with a uniform application of a coating to provide maximum smoothness and ink holdout in the printing process. The coating (a mix of clay or carbonates and latex) is applied in separate coaters or in the paper machine.

Corporate sustainability
A business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments and maintaining global competitiveness and brand reputation.

Fibre
The raw material for the manufacture of paper is cellulose fibre, which can be obtained from trees and recovered paper.

Fine paper
Both coated and uncoated woodfree (white) papers used for writing, printing and other graphic purposes.

Forest Stewardship Council (FSC)
An international organisation promoting responsible forest management. FSC has developed principles for forest management that may be used for certifying the management of forest holdings, and a system of tracing, verifying and labelling timber and wood products that originate from FSC certified forests.

Furnish
The specific mixture of raw materials, including pulp and chemicals, that is used to manufacture a particular grade of paper.

FTSE4Good
Created by the independent financial index company FTSE Group, FTSE4Good is a financial index series that is designed to identify and facilitate investment in companies that meet globally recognised corporate responsibility standards. Companies in the FTSE4Good Index Series are doing more to manage their social, ethical and environmental impacts, and are better positioned to capitalise on the benefits of responsible business practice.

Global Reporting Initiative (GRI)
The GRI is an independent institution that has produced voluntary guidelines for use by organisations for reporting on the economic, environmental and social dimensions of their activities, products and services.

ISO 14001
A voluntary independently certified international standard for environmental management systems used, developed and maintained by the International Organisation for Standardisation.

Kraft linerboard
This board is used in the manufacture of cardboard boxes and is engineered to withstand varying atmospheric conditions such as extreme heat, humidity or the freezing temperatures of a coolroom.

Landfill
A disposal point for society's waste. They may be old excavations such as quarries or newly constructed sites.

Old growth forest
Forest that is ecologically mature and has been subjected to very little, if any, unnatural disturbance such as timber harvesting, roading and clearing or natural disturbance such as bush fire.

Operating company
A business owned by PaperlinX.

Paper merchant
A distributor of paper that buys large quantities of paper, board and stock from different mills around the world and stores them in warehouses until they are required by customers. The stock is then broken down into smaller quantities to meet customer requirements.

Plantation
A forest stand established by the planting of trees of either native or exotic species, selected for their wood producing properties and managed intensely for timber production.

Pulp
The raw material used for paper production. It can be softwood or hardwood and depending on the process used may be chemical, mechanical and bleached or unbleached.

Regrowth forest
A forest that has regrown after an area has been burnt by fire or harvested for timber.

Recycled fibre
Paper and board that has been collected for re-use as raw fibre material in paper and board manufacture.

Sack kraft paper
A high strength paper used in the manufacture of multiwall paper sacks to hold products such as cement, minerals, flour, milk powder and potatoes.

Sawmilling residue
Reject logs or cuttings from the harvesting of timber for use by sawmills.

Sustainable development
Development that meets the needs of the present without compromising the ability of future generations to meet their own needs.

Woodfree paper
Paper manufactured entirely from chemically pulped wood (e.g. kraft pulps), as distinct from papers incorporating mechanically pulped wood or groundwood. Usually applied to fine papers.

DIRECTORS OF PAPERLINX



D E (David) Meiklejohn
BCom, Dip Ed, FCPA, FAIM, FAICD
(Chairman) Age 64

Appointed a Director and Chairman in December 1999. An experienced Company Director with a solid financial background and over 30 years' experience in paper manufacturing and distribution businesses. Currently a Director of ANZ Banking Group Limited (from October 2004), Coca-Cola Amatil Limited (from February 2005) and Mirrabooka Investments Limited (from March 2006). Previous roles include: Chief Financial Officer of Amcor Limited and a Director of Amcor Limited (1985–2000); Chairman of SPC Ardmona Limited (2002–2005); Deputy Chairman of GasNet Australia Limited (2001–2004); and a Director of OneSteel Limited (2001–2005) and WMC Resources Limited (2002–2005). Chairman of the Nomination & Governance Committee and a member of the Audit Committee, the Remuneration & Human Resources Committee and the Safety & Environment Committee.



T P (Tom) Park
BSEE, MBA
(Managing Director) Age 58

Appointed Managing Director and Chief Executive Officer of PaperlinX Limited in February 2004. Broad business experience in Australia, Asia, North America and Europe. Previous roles include: Managing Director and Chief Executive Officer of Goodman Fielder Limited, Chief Executive Officer of Southcorp Limited and a Director of the National Australia Bank and the Business Council of Australia.



A F (Andrew) Guy
LLB, MBA, FAICD
(Non-executive Director) Age 58

Appointed a Director in March 2001. Experienced commercial lawyer and former Director of Spicers Paper Limited. Currently a Director of Djerriwarrh Investments Limited (from December 1989), Aviva Australia Holdings Limited (from June 2003), Australian Institute of Company Directors (from September 2001) and Anglicare Victoria (from August 1997). A former managing partner in the law firm Arthur Robinson and Hedderwicks. Chairman of the Safety & Environment Committee and a member of the Remuneration & Human Resources Committee.



B J (Barry) Jackson
BCom (Hons), MAICD
(Non-executive Director) Age 61

Appointed a Director in February 2000. Over 30 years' experience in manufacturing and industrial marketing in Australian and international markets. Currently a Director of Alesco Corporation Ltd (from November 2001), CSR Limited (from April 2003), Equity Trustees Limited (from September 2002) and St Vincent's Institute of Medical Research in Melbourne (from February 2002). A former Managing Director of Pacifica Group Limited. Chairman of the Remuneration & Human Resources Committee and a member of the Audit Committee and the Nomination & Governance Committee.



N L (Nora) Scheinkestel
LLB (Hons) PhD, FAICD
(Non-executive Director) Age 46

Appointed a Director in February 2000. An experienced Company Director with a background in international project and structured financing. An Associate Professor at the Melbourne Business School. Currently a Director of Newcrest Mining Limited (from August 2000), AMP Limited (from September 2003), AMP Capital Group (from September 2003), Mayne Pharma Ltd (from November 2005) and Orica Ltd (from August 2006). Previously Chairman of South East Water (July 2002–August 2005) and Director of Mayne Group Ltd (July 2005–November 2005). Chairman of the Audit Committee and a member of the Nomination & Governance Committee and the Safety & Environment Committee.



D A (David) Walsh
LLB, MAICD
(Non-executive Director) Age 66

Appointed a Director in July 2000. Experienced Company Director with a wide background in corporate and commercial law, including in relation to the paper industry. Currently Chairman of Templeton Global Growth Fund Ltd (from August 1998) and a Director of Macquarie Infrastructure Investment Management Limited (which is the responsible entity of Macquarie Infrastructure Trust) (from March 2004) and Dyno Nobel Ltd (from February 2006). Previous roles include: a Director of Asia Pacific Specialty Chemicals Limited (1994–2002) and a former partner in the law firm Mallesons Stephen Jaques. Member of the Audit Committee and the Nomination & Governance Committee.



L J (Lindsay) Yelland
BSc, FAICD, MACS
(Non-executive Director) Age 60

Appointed a Director in February 2000. Extensive experience in the IT industry. Currently Chairman of Argus Solutions Limited (from March 2003) and Ideas International Limited (from November 2000). Previous roles include: Chairman of Legion Interactive Pty Limited (2002–2005); a Group Managing Director of Telstra Corporation; Vice President Asia-Pacific of Data General Corp; and Vice President of Apollo Computer Corporation. Member of the Remuneration & Human Resources Committee and the Safety & Environment Committee.

Committees of the Board

Directors as at 30 June 2006	Audit Committee	Nomination & Governance Committee	Remuneration & Human Resources Committee	Safety & Environment Committee
D E Meiklejohn	●	●	●	●
T P Park				
A F Guy			●	●
B J Jackson	●	●	●	
N L Scheinkestel	●	●		●
D A Walsh	●	●		
L J Yelland			●	●

● = Committee Chairman

DIRECTORS' REPORT

The Directors' Report contains three sections:
1. Statutory Matters
2. Remuneration Report
3. Corporate Governance

Directors

The names of the Directors of PaperlinX Limited in office at any time during or since the end of the financial year are:

D E Meiklejohn	B J Jackson
T P Park	N L Scheinkestel
D G Abotomey[1]	D A Walsh
A F Guy	L J Yelland

[1] Resigned as a Director 31 December 2005.

Details of the qualifications, experience and special responsibilities of Directors are set out on pages 48 to 49 of this Concise Annual Report.

Principal Activities

The principal activities of the consolidated entity were the distribution and sale of printing, publishing and packaging papers and the manufacture of communication papers and packaging papers. There were no significant changes in the nature of the principal activities of the consolidated entity during the year under review.

Review and Results of Operations

A review of the operations of the PaperlinX Group during the financial year and the results of those operations are contained in pages 14 to 28 of this Concise Annual Report.

State of Affairs

Significant changes in the state of affairs of the consolidated entity that occurred during the financial year ended 30 June 2006 were as follows:

March 2006	Acquisition of Cascades Merchanting in Canada for approximately A$104 million.
March 2006	Reorganisation of manufacturing operations (closure of number 1 paper machine at Shoalhaven and transfer of this production to Maryvale).

Commentary on the overall state of affairs of the economic entity is set out on pages 14 to 28 of this Concise Annual Report.

Environmental Regulation

The consolidated entity is subject to significant environmental regulation, in particular with respect to its manufacturing activities. Environmental performance obligations are monitored by management and the Board and subjected, periodically, to internal audits as well as independent external and government agency audits and site inspections. The Sustainability Report is set out on pages 29 to 47 of this Concise Annual Report.

Matters Subsequent to the End of the Financial Year

Since 30 June 2006 and to the date of this Report, no matter or circumstance has arisen (other than those occurring as a result of the normal vicissitudes of business) that has significantly affected or may significantly affect:

(a) the consolidated entity's operations in future financial years; or
(b) the results of those operations in future financial years; or
(c) the consolidated entity's state of affairs in future financial years

apart from reaching in principle agreement to outsource a new wood yard at Maryvale, which will result in one-off costs in the 2007 year of around $10 million.

Future Developments/Outlook

Certain likely developments in the operations of the consolidated entity known at the date of this Report have been covered in the Chairman's Report on page 6 to 7 and generally within this Concise Annual Report. In the opinion of the Directors any further disclosure of information would be likely to result in unreasonable prejudice to the consolidated entity.

Interests of Directors in Contracts or Proposed Contracts with the Company

As mentioned in the Remuneration Report, Non-executive Directors of PaperlinX Limited have entered into agreements with the Company for the payment of retiring allowances on retirement as a Director. In addition, Directors of PaperlinX Limited have declared their interests in contracts or proposed contracts that may result from their directorships of other corporations, as listed in their personal profiles set out on pages 48 to 49 of this Concise Annual Report.

Dividends

Dividends paid or declared by the Company since the end of the previous financial year were:

Type	Cents per share	Total amount $m	Date of payment	Tax rate for franking credits	Franked %
In respect of the 2004/05 financial year:					
Final – fully paid shares	12	53.5	28 Sep 05	30%	Nil
In respect of the 2005/06 financial year:					
Interim – fully paid shares	5.5	24.6	5 Apr 06	30%	Nil
Final – fully paid shares	4.5	20.0	13 Oct 06	30%	Nil

Directors' Meetings

The number of Directors' meetings (including meetings of committees of Directors) and number of meetings attended by each of the Directors of the Company during the financial year are:

Directors	Board of Directors		Audit Committee		Nomination & Governance Committee		Remuneration & HR Committee		Safety & Environment Committee	
	A	B	A	B	A	B	A	B	A	B
D E Meiklejohn	11	11	5	5	3	3	5	5	5	5
T P Park	11	11								
A F Guy	11	11					5	5	5	5
B J Jackson	11	11	5	5	3	3	5	5		
N L Scheinkestel	11	11	5	5	3	3			5	5
D A Walsh	11	11	5	5	3	3				
L J Yelland	11	11					5	5	5	5
D G Abotomey [1]	5	5								

[1] Resigned as a Director 31 December 2005.
A – Number of meetings held during the time the Director held office during the year.
B – Number of meetings attended.

Directors' Interests

The relevant interest of each Director in the share capital of the Company as at 30 June 2006 is as follows:

	Fully paid ordinary shares	Options over ordinary shares [2]	Performance options issued as at 30/6/06 [3]	Performance options approved at 2004 AGM [3]	Shares subject to share plans [4]	Performance rights issued as at 30/6/06 [4]
D E Meiklejohn	67,612					
T P Park	70,000		200,000	300,000	600,000	480,645
A F Guy	58,256					
B J Jackson	40,980					
N L Scheinkestel	36,360					
D A Walsh	20,898					
L J Yelland	32,672					
D G Abotomey [1]	63,456	235,000				

[1] Resigned as a Director 31 December 2005. The following interests of Mr D G Abotomey lapsed during the course of the year or upon his resignation from Paper Australia on 8 July 2006: 91,790 performance options, 203,570 performance rights, and 105,000 shares subject to share plans.
[2] Issued prior to being appointed a Director.
[3] These represent contingent interests in the maximum number of options over shares to which executive Directors may become entitled under the Company's performance options plan.
[4] These represent contingent interests in the maximum number of shares to which executive Directors may become entitled under the Company's Performance Rights Plan.

Indemnities and Insurance

The Company has agreements with each of the Directors of the Company in office at the date of this Report, and certain present and former Officers of the Company, indemnifying those Officers against liabilities to any person other than the Company or a related body corporate that may arise from their acting as Officers of the Company notwithstanding that they may have ceased to hold office, except where the liability arises out of conduct involving a lack of good faith.

The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the Directors' and Officers' liability and legal expenses insurance contracts, as such disclosure is prohibited under the terms of the contracts.

Non-audit Services

In addition to the statutory audit work during the year, the Company's auditors, KPMG, have provided certain non-audit services, including:

- tax compliance services totalling $188,000;
- other assurance services totalling $40,000;
- divestment services totalling $545,000; and
- other services (principally overseas entities' local statutory accounts preparation), amounting to $29,000.

The Company has strict criteria relating to the engagement of the auditor for non-audit services. Directors have reviewed the nature of non-audit services being provided, as well as their cost, and believe the provision of these services does not impair the integrity and objectivity of the auditors and is compatible with the general standard of independence for auditors imposed by the Corporations Act. In the current year, the Company has also engaged the services of other accounting firms to perform a variety of non-audit assignments.

Rounding

The Company is the kind referred to in the ASIC Class Order 98/100 dated 10 July 1998 and, in accordance with that Class Order, amounts in this Concise Annual Report and Directors' Report have been rounded off to the nearest one hundred thousand dollars or, where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

Remuneration Report 2006

1. Introduction

This Remuneration Report has been prepared for shareholders by Directors to explain the processes and policies underlying the determination of Board and executive remuneration. The Report forms part of the Directors' Statutory Report for the year ended 30 June 2006.

The roles of the Nomination & Governance Committee and the Remuneration & Human Resources Committee in relation to Board and executive remuneration are explained in the Directors' Corporate Governance Report on pages 58 to 63.

2. Executive Remuneration

2.1 Remuneration Policy and Principles

The policy of the Company is to design its remuneration practices so that they are sufficiently competitive to attract and retain the quality of staff that it seeks and also to encourage long-term commitment and superior performance from its employees. Rewards are linked to the achievement of business strategies and goals, and to increasing shareholder value.

The key principles upon which this remuneration policy is based include:

- All elements of remuneration will be set at appropriate levels in relation to market practice for comparable roles.
- Payment of incentive-based rewards will be dependent upon achieving demanding performance hurdles consistent with shareholder interests.
- Reward outcomes will be determined having regard to the performance of both the Company and individual executives.

2.2 Remuneration Structure

Remuneration for PaperlinX's executives consists of two main elements:

1. Total Fixed Remuneration (TFR) – includes all fixed costs such as base salary, car, health insurance and mandatory superannuation.
2. Variable Pay – comprises the short-term incentive (STI) (i.e. the annual cash incentive plan) and the long-term incentive (LTI) (i.e. share and options-based incentive plans).

The mix between fixed and variable pay for disclosed executives for the past year is shown in Table 1.

Table 1: Percentage of total target remuneration (annualised)

	Fixed remuneration	Variable (performance-based) remuneration
	TFR	STI, performance rights and performance options
T P Park	44%	56%
D G Abotomey[1]	53%	47%
C B Creighton	53%	47%
E de Voogd	55%	45%
M J Fothergill	54%	46%
D M Goldthorp	54%	46%
D M Lamont	52%	48%
R F O'Brien	53%	47%

[1] Employment ceased 8/7/06.

2.3 Remuneration Strategic Positioning

The Board aims to position executive Total Fixed Remuneration (TFR) at the median of the relevant market, but to provide higher levels of at risk (or 'variable') remuneration through the short-term incentive (STI) and the long-term incentive (LTI) plans, so that total remuneration will only be above average if the Company performs well. Further information on the STI and LTI plans is provided below.

The TFR for direct reports to the Managing Director is reviewed annually by the Remuneration & Human Resources Committee on the basis of recommendations from the Managing Director and remuneration information provided by an independent consultant for similar roles in relevant local and international businesses.

The TFR for the Managing Director is reviewed annually by the Nomination & Governance Committee based on advice from an independent consultant.

3. Performance-reward Link

3.1 Short-term Incentive

The short-term incentive plan for executives provides for annual target cash bonuses up to 40 per cent of TFR if financial and individual performance targets are met, and a maximum payment of up to 70 per cent of TFR on the achievement of exceptional performance.

The short-term incentive plan for the Managing Director provides for an annual target cash bonus of up to 50 per cent of TFR if financial and individual performance criteria determined by the Board are met, and a maximum payment of up to 100 per cent of TFR on the achievement of exceptional performance.

The incentive payment for the Managing Director for 2005/06 of 55 per cent comprises a nil payment for financial performance criteria, a maximum payment of 10 per cent for safety performance improvements throughout the Group and an above target payment of 45 per cent for strategic achievements during the year. The strategic achievements include restructurings to improve long-term profitability and returns, acquisitions which will improve short-term results and the programme of major initiatives which are largely aimed at improving efficiency and reducing costs.

Group or divisional financial targets represent up to 60 per cent of the maximum payment. For 2005/06, the financial measures selected by the Board as the best indicators of PaperlinX's annual financial performance were earnings before interest and tax (EBIT) and/or net profit after tax (NPAT) and economic profit (EP). EP is defined as the net financial return from operating activities, less the costs associated with financing those activities, and is measured using the formula:
EP = EBIT – (average funds employed x cost of funds).

Individual targets represent the remaining portion of the potential payment, and can be a combination of financial targets, people management, health and safety performance, environmental targets, implementation of business and strategic plans and effective leadership and management.

For 2005/06, the maximum STI opportunity, the amount paid and the amount forgone for each of the disclosed executives is shown in Table 2.

Table 2: STI – Maximum opportunity, percentage paid and payment forgone

Executive	Maximum potential STI opportunity (% of TFR)	Actual percentage STI paid (% of TFR)	Actual percentage STI payment forgone (% of TFR)
T P Park	100%	55%	45%
D G Abotomey[1]	70%	20%	50%
C B Creighton	70%	40%	30%
E de Voogd	70%	21%	49%
M J Fothergill	70%	26%	44%
D M Goldthorp	70%	25%	45%
D M Lamont[2]	70%		
R F O'Brien	70%	27%	43%

[1] Employment ceased 8/7/06.
[2] Incentive payment of $200,000 agreed at hire date.

3.2 Long-term Incentives

The long-term incentive programme for the top 26 senior executives in PaperlinX worldwide is now comprised of performance rights plus performance options to provide enhanced incentives for them to improve the share price and shareholder value over the long term. The plans are subject to performance hurdles and will only deliver rewards to executives if shareholders have also gained significantly. Performance rights comprise the majority of the entitlements and are supplemented by a relatively modest number of performance options.

Performance rights are granted to executives and senior managers, subject to the achievement of specified performance criteria as set out below. Each vested performance right entitles the executive or manager to one fully paid ordinary share of PaperlinX Limited, subject to exercise restrictions.

Performance options provide executives with the opportunity to purchase PaperlinX shares at a pre-determined exercise price. The exercise price will be the volume weighted average price for PaperlinX ordinary shares on the Australian Stock Exchange (ASX) over the 30-day period prior to 30 June at the commencement of the relevant performance period. Upon the achievement of the specified performance criteria set out below, each vested performance option can be converted into one fully paid ordinary share of PaperlinX Limited, subject to exercise restrictions.

The performance criteria for performance rights and performance options are the same as those approved by shareholders at the Company's Annual General Meeting in October 2004 for the Managing Director.

No amount is payable by executives on the grant of the performance rights or performance options.

Performance rights and performance options will lapse to the extent that the performance criteria are not met at the end of the relevant performance period.

Under the plan rules the Board has discretion either to cancel or to allow some or all of the performance rights or performance options to vest in certain defined circumstances.

The shares relating to the performance rights and performance options are purchased on-market, as required, and held in trust for distribution to participants if the performance criteria are satisfied.

Performance Measures and Hurdles

The LTI performance hurdles used by PaperlinX are relative total shareholder return (TSR), and earnings per share (EPS) growth. Each hurdle applies to 50 per cent of the grant to each executive.

Relative Total Shareholder Return

The Board considers relative TSR to be a suitable LTI performance measure because executives will only be able to exercise performance rights and performance options subject to this test if shareholders have received returns on their investments in PaperlinX that compare favourably with those that could have been obtained in other Standard & Poor's (S&P)/ASX 200 companies. Under this criterion, the 'total shareholder return' of PaperlinX is measured relative to the total shareholder return of all stocks which have been included in the S&P/ASX 200 for the whole of the measurement period (Comparators).

Both PaperlinX's TSR and the Comparators' TSRs will be based on ASX share price movements plus dividends paid on the shares (on a pre-tax basis) notionally reinvested to purchase additional shares at the market price prevailing on the date the shares begin trading 'ex' the relevant dividend.

If PaperlinX does not perform in the top 50 per cent of the Comparator group, executives do not receive any benefit (i.e. performance rights or performance options) in respect of this criterion. PaperlinX needs to perform in the top 20 per cent for executives to obtain the maximum benefit. Pro rata arrangements apply for a ranking between these two points.

Earnings Per Share Growth

Earnings per share growth has been selected as an LTI performance measure because it is a fundamental indicator of the Company's financial performance. For executives to obtain the maximum benefit under this criterion, earnings per share growth over three years must equal or exceed the aggregate growth in the Consumer Price Index (CPI) over the three years plus 5 per cent. No benefit accrues if the earnings per share growth over the period is 50 per cent or less of the aggregate growth in CPI plus 5 per cent. Pro rata arrangements apply for performances between the 50 per cent and 100 per cent results.

3.3 Senior Management Long-term Incentive Plans

Details of grants of performance shares/rights and performance options that can be earned by executives under the LTI plans, subject to the achievement of the TSR and EPS performance criteria mentioned above, are set out in Table 3.

Table 3: Maximum potential entitlement

	Performance shares	Performance rights			Performance options	
Name	For period 1/7/03–30/6/06 [1]	For period 1/7/04–30/6/06 [1]	For period 1/7/04–30/6/07	For period 1/7/05–30/6/08	For period 1/7/04–30/6/07 [2]	For period 1/7/05–30/6/08 [3]
T P Park	600,000 [4]		90,215	390,430	**100,000** [5]	100,000
C B Creighton		51,280	51,280	82,880	**34,190**	55,250
E de Voogd	93,333	20,270	55,270	93,260	**36,850**	62,180
M J Fothergill		49,210	49,210	81,660	**32,810**	54,440
D M Goldthorp	105,000	14,990	49,990	92,410	**33,330**	61,610
R F O'Brien	105,000	6,280	41,280	74,610	**27,520**	49,740
Former executive Director						
D G Abotomey [6]	105,000	27,680	62,680	113,210	**41,790**	50,000

[1] No entitlement has been earned based on performance for this period and the entitlement has lapsed.
[2] Performance options issued at an exercise price of $4.85; allocation date 30/11/04; exercisable, subject to satisfaction of performance conditions, after measurement period ending 30/6/07; expiry date 30/11/14.
[3] Performance options issued at an exercise price of $2.77; allocation date 26/8/05; exercisable, subject to satisfaction of performance conditions, after measurement period ending 30/6/08; expiry date 26/8/15.
[4] For the period 1/2/04 to 30/1/07 to coincide with Mr Park's commencement date of 1/2/04.
[5] Incorrectly shown as 90,280 in 2004/05 Report.
[6] Employment ceased 8/7/06. All entitlements lapsed at that date.

Figures in blue indicate performance shares/rights that have lapsed as at 30 June 2006.
Figures in bold indicate options for which the exercise price is in excess of the share price as at 30 June 2006.

3.4 Senior Management Option Plan

In addition to the above, the Company has issued options to certain executives over a specified number of shares at fixed exercise prices as set out in Table 4.

Table 4: Senior management option plan

	Number	Exercise price $	Date of grant	When exercisable	Expiry date
Executives					
C B Creighton	50,000	$3.50	19/4/01	19/4/04[1]	19/4/11
	8,300	$4.12	13/9/01	13/9/04[1]	13/9/11
	8,000	$5.13	20/9/02	20/9/05[1]	20/9/12
E de Voogd	150,000	$4.64	25/11/03	25/11/06	25/11/13
M J Fothergill	50,000	$5.13	20/9/02	20/9/05[1]	20/9/12
D M Goldthorp	150,000	$3.13	14/4/00	14/4/03[1]	14/4/10
	25,000	$3.32	20/11/00	20/11/03[1]	20/11/10
D M Lamont	150,000	$2.77	28/2/06	28/2/09	28/2/16
R F O'Brien	150,000	$4.76	18/6/03	18/6/06[1]	18/6/13
Former executive Director					
D G Abotomey[2]	200,000	$3.13	14/4/00	14/4/03[1]	1/7/08
	35,000	$3.32	20/11/00	20/11/03[1]	1/7/08

[1] Vested and exercisable as at 30 June 2006.
[2] Employment ceased 8/7/06.

The exercise price of the options was calculated based on an average price of PaperlinX shares in the relevant period prior to the options being granted. Each option entitles the holder to purchase one fully paid ordinary share in the Company at the exercise price. Options cannot be exercised for three years from the date of being granted, except on termination of employment. Options do not entitle the holder to participate in any dividends or share issues of the Company.

In the year ended 30 June 2006, some options became exercisable by the executives referred to above; however, no options were exercised by them during or since the end of the financial year up to the date of this Report.

Options outstanding at 30 June 2006 have been independently valued, as at the grant date, in the range of $0.33 to $0.92. The total value of options outstanding at the date of this Report in relation to the executives specified above, based on those valuations, was $438,022. These values have been determined using an appropriate valuation model (either Monte Carlo simulation model or Black-Scholes formula, as appropriate) incorporating assumptions in relation to the following: the life of the option; the vesting period; the volatility in the share price (range of 20 per cent to 25 per cent); the dividend yield (range of 5.25 per cent to 5.5 per cent) and the risk-free interest rate (range of 4.5 per cent to 5.6 per cent).

4. Relationship Between Executive Remuneration and PaperlinX Performance (not subject to audit)

The PaperlinX variable remuneration plans provide incentives for executives and also ensure that total annual remuneration is related to the extent to which performance hurdles under the STI and LTI plans are satisfied. The profit before interest and tax, net profit after tax and economic profit performance measures used in the STI plan and the earnings per share growth and relative total shareholder return performance measures used in the LTI plan provide a strong link between executive remuneration and PaperlinX earnings and shareholder wealth.

Table 5 shows the relationship between PaperlinX NPAT and EP or return on average funds employed (ROAFE) performance and the average percentage bonus paid in relation to those measures under the STI plan in each of the past five years (based on payments made to five executives employed for the full year in which performance was measured).

Table 5: Relationship between PaperlinX performance and STI payment

Year	NPAT ($m)	EP ($m)	ROAFE	Average bonus paid as a percentage of fixed remuneration in relation to NPAT performance	EP or ROAFE performance
2005/06	$65.4	$(159.7)		0%	0%
2004/05	$89.6[1]		6.4%	0%	0%
2003/04	$108.5		7.5%	0%	0%
2002/03	$132.1		12.3%	3.1%	6.5%
2001/02	$123.0		12.6%	14.7%	8.4%

[1] Excluding the Australian Tax Consolidation gain.

Table 6 shows the relationship between PaperlinX's earnings per share growth performance and relative total shareholder return ranking and the value of performance shares/rights and performance options that have vested or become exercisable in relation to these performance measures as a percentage of fixed remuneration in each of the past five years.

Table 6: Relationship between PaperlinX performance and LTI vesting

Year	EPS growth (% of target)	TSR ranking (percentile)	Value of equities vested or exercisable as percentage of fixed remuneration in relation to EPS performance	TSR performance
2005/06	<50%	<50th	0%	0%
2004/05	<50%	<50th	0%	0%
2003/04	<50%	50th	0%	15.1%
2002/03	<50%	50th	0%	1.2%
2001/02	100%	62nd	9.5%	11%

The variation in rewards, from year to year, results from the earlier plans having different performance and design conditions depending on the level of the participating executive. Effective 1 July 2004, all plans are the same in design and have the same performance conditions as the plan approved for the Managing Director by shareholders at the 2004 Annual General Meeting.

5. Service Agreement Provisions

PaperlinX has entered into service agreements with all of its executives, none of which are for fixed terms. Details of the periods of notice required to terminate the contract and the termination payments provided under each contract are outlined in Table 7. Actual payments will depend on local legal requirements. This reflects the differences in the practices of businesses acquired around the globe and conditions that were in place prior to acquisitions. Payment in lieu of notice is calculated using the executive's TFR or notional base salary. In addition to the specified termination payments, on termination all executives are entitled to receive their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits.

The Company may terminate the employment of any of the disclosed executives summarily without notice or payment in lieu if the executive is found guilty of serious misconduct, becomes of unsound mind, becomes insolvent or is declared bankrupt.

Table 7: Service agreement provisions

Executive	Company notice/payment period	Executive notice
T P Park	12 months	3 months
D M Goldthorp	12 months	1 month
D M Lamont	12 months	3 months
R F O'Brien	12 months	1 month
C B Creighton	12 months up to 25 years' service 15 months if 25 up to 30 years' service 18 months if 30 up to 35 years' service 24 months if 35+ years' service	3 months
E de Voogd	6 months	3 months
M J Fothergill	18 months	6 months

6. Non-executive Director Remuneration

6.1 Policy on Non-executive Director Remuneration

The Directors' aggregate fees are within the $750,000 cap previously approved by shareholders.

We are seeking shareholder approval to increase the cap by $335,000 to $1,085,000. Commentary on the reasons for this increase is included in the Notice of Meeting.

The remuneration of individual Non-executive Directors is approved by the Board as a whole on the recommendation of the Nomination & Governance Committee, and having regard to the principles that the remuneration should:

- Be competitive with other listed Australian companies to attract and retain suitably qualified and experienced Non-executive Directors.
- Reflect the complexity of the PaperlinX Group arising from its international operations.
- Provide additional remuneration for the responsibilities of specific Non-executive Directors in chairing the Board and its committees.

Non-executive Directors do not receive any performance-based remuneration.

It is a policy of the Board that each Non-executive Director increases their shareholding in the Company progressively so that their holding is at least equal in value to one year's fees. Details of shareholdings are included in the Directors' Report on page 51.

6.2 Non-executive Director Fees

The current base fee per annum for Non-executive Directors is $92,000 for a Director and $265,000 for the Chairman of the Board. In addition, the Chairman of the Audit Committee and the Chairman of the Remuneration & Human Resources Committee each receive an extra fee of $10,000 per annum. The Chairman of the Safety & Environment Committee receives an extra fee of $5,000 per annum.

6.3 Non-executive Director Retirement Allowance

All current Non-executive Directors have entered into agreements with the Company whereby retiring allowances are paid upon retirement or death. This retirement benefit, which excludes superannuation entitlements, is based on the average annual emoluments of the relevant Director over the three years preceding retirement.

The Board intends that, subject to shareholder approval being obtained to an increase in the aggregate cap of Non-executive Directors' fees, the retirement scheme will be terminated and accumulated retirement entitlements at 31 December 2006 will be frozen and held in individual accounts for Directors until retirement. Revised remuneration arrangements will apply for Non-executive Directors from 1 January 2007.

The accumulated accrued amount of retiring allowances for Non-executive Directors has been fully expensed to profit over the past five years.

7. Directors' and Senior Executives' Remuneration – 2005/06

Details of the nature and amount of each element of the remuneration of each Director and senior executive of the Company who receive the highest remuneration and other key management personnel are set out in Tables 8 and 9. All Directors and senior executives are employed by PaperlinX Group companies. No one is employed by PaperlinX Limited.

Table 8: Directors' remuneration

	Short-term benefits					Post-employment benefits		Long-term benefits	Termination benefits		Total
	Salary and fees $	Short-term incentives $	Non-cash benefits $	Discretionary share purchase $	Other income $	Superannuation contribution $	Directors' retiring allowances – annual accrual excluding superannuation [1] $	Equity plans [2] $	Contract payout $	Restraint payment and annual and long service leave $	Total $
Directors											
D E Meiklejohn											
2006	265,000					24,840	82,896				372,736
2005	265,000					24,840	117,778				407,618
T P Park											
2006	1,596,528	892,238	33,559					177,844			2,700,169
2005	1,528,000	386,250	32,608					122,500			2,069,358
A F Guy											
2006	87,300			9,700		8,730	53,947				159,677
2005	87,300			9,700		8,730	58,607				164,337
B J Jackson											
2006	71,400			30,600		9,180	32,929				144,109
2005	102,000					9,180	56,583				167,763
N L Scheinkestel											
2006	102,000					9,180	34,225				145,405
2005	102,000					9,180	52,007				163,187
D A Walsh											
2006	92,000					8,280	33,415				133,695
2005	92,000					8,280	56,292				156,572
L J Yelland											
2006	64,400			27,600		8,280	32,125				132,405
2005	64,400			27,600		8,280	48,025				148,305
Former executive Director											
D G Abotomey											
2006 [3]	651,788	157,631	88,576			113,123			799,804	313,368	2,124,290
2005	622,369	186,362	55,065			99,579		17,150			980,525
Total											
2006	**2,930,416**	**1,049,869**	**122,135**	**67,900**		**181,613**	**269,537**	**177,844**	**799,804**	**313,368**	**5,912,486**
2005	**2,863,069**	**572,612**	**87,673**	**37,300**		**168,069**	**389,292**	**139,650**	**0**	**0**	**4,257,665**

[1] Accrued but not paid until retirement.

[2] The value of shares included as remuneration in this table represents the proportion of the value of the maximum potential number of shares per annum to which each executive Director may become entitled under the Company's long-term incentive plans as set out above, which is calculated based on an estimate of the probability of the performance criteria being achieved. The value of options is calculated using an appropriate valuation model and allocated evenly over the vesting period.

[3] Resigned as a Director of PaperlinX Limited 31 December 2005. On leave until 8 July 2006 when employment with Paper Australia Pty Ltd ceased.

Accumulated retiring allowances excluding superannuation as at 30 June 2006: D E Meiklejohn – $775,659; A F Guy – $253,050; B J Jackson – $295,338; N L Scheinkestel – $294,651; D A Walsh – $255,069; L J Yelland – $265,383.

Table 9: Senior executives' remuneration

	Short-term benefits				Post-employment benefits	Long-term benefits	Termination benefits		Total
	Base remuneration (salary and fees) $	Short-term incentives $	Non-cash benefits $	Other income $	Superannuation contribution $	Equity plans [1] $	Contract payout $	Restraint payment and annual and long service leave $	Total $
Company executives (excluding Directors)									
C B Creighton									
President – North America									
2006	500,318	355,586	48,854		123,021	48,840			1,076,619
2005	467,143	207,359	31,589		13,901	2,140			722,132
E de Voogd									
Chief Executive Officer – PaperlinX Europe									
2006	551,736	168,346	57,661		192,694	79,059			1,049,496
2005	542,915	171,461	48,564	193,130	184,628	42,149			1,182,847
M J Fothergill									
Group General Manager – Merchanting Australasia									
2006	485,840	170,188	70,191		111,345	49,306			886,870
2005	466,394	151,044	37,082	172,375	107,115	10,667			944,677
D M Goldthorp									
Chief Operating Officer – Australian Paper									
2006	568,667	172,500	26,292		188,438	64,917			1,020,814
2005	505,187	167,066	30,071		79,815	17,150			799,289
D M Lamont [2]									
Chief Financial Officer									
2006	275,255	200,000 [3]			28,887	6,667			510,809
R F O'Brien									
Executive General Manager – Human Resources									
2006	426,591	141,429	72,079		46,925	67,547			754,571
2005	410,097	134,570	80,453		45,111	42,150			712,381
Total									
2006	**2,808,407**	**1,208,049**	**275,077**	**0**	**691,310**	**316,336**	**0**	**0**	**5,299,179**
2005	**2,391,736**	**831,500**	**227,759**	**365,505**	**430,570**	**114,256**	**0**	**0**	**4,361,326**

[1] The value of shares included as remuneration in this table represents the proportion of the value of the maximum potential number of shares per annum to which each executive may become entitled under the Company's long-term incentive plans as set out above, which is calculated based on an estimate of the probability of the performance criteria being achieved. The value of options is calculated using an appropriate valuation model and allocated evenly over the vesting period.

[2] Commenced employment with PaperlinX Group on 13 February 2006, therefore no 2005 details included in total, distorting the year on year comparison.

[3] Agreed incentive payment at hire date.

Corporate Governance

PaperlinX supports and is committed to the principles of best practice in corporate governance, applied in a manner that is appropriate to the Company's particular circumstances.

The Board has established a framework of processes and guidelines for the governance of the Company that includes policies and monitoring procedures, internal control systems, a business risk management programme and standards for ensuring lawful and ethical conduct.

The Board regularly reviews the content and application of the governance framework, the composition and performance of the Board and the membership and operation of the committees of the Board with a view to achieving the highest standards of Board performance and corporate governance.

PaperlinX considers that its corporate governance practices substantially comply with the ASX Corporate Governance Council's best practice recommendations in all material respects.

PaperlinX's Guidelines for Board Operation and Management are posted on the Company's website along with other information about the Company's corporate governance practices.

Role of the Board and Management

Management and control of the business and affairs of the Company is vested in the Board under the Company's Constitution. In particular, the Board has the overall responsibility for the conduct and governance of the Company including its strategic direction, the review of the strategic plans established by the management team and the monitoring of performance targets.

The Board does not itself manage the business of the Company. Within the scope of the governance framework established by the Board, management is delegated to the Managing Director and it is his responsibility to manage the business, subject to the oversight and supervision of the Board.

Responsibilities of the Board

The Board, amongst other things:

- reviews and approves management's plans for conducting and developing the Company's business;
- approves any material changes to plans that have previously been approved by the Board;
- places limits on the extent to which management can commit resources or dispose of assets or raise funds without specific approval;
- reviews monthly reports from the Chief Financial Officer covering financial performance against budget and reasons if there are any material variations and trends;
- regularly reviews reports from the Managing Director and other executives covering all material aspects of the Company's business and operations, including key areas of risk and importance; and
- monitors the performance of senior members of management.

Matters that are reserved to the Board and are not within the authority delegated to the Managing Director include:

(a) Appointment and remuneration of the Managing Director and general approval of policies relating to any sub-delegation by him.

(b) All matters relating to the issue of securities of the Company.

(c) Adoption of annual business plans and budgets and approval of longer-term strategic plans for the Company and all business units.

(d) Acquisition and disposal of major capital items.

(e) Major external borrowings and commitments as agreed with the Chief Financial Officer.

(f) Major guarantees of third parties and subsidiaries.

(g) Approval of Directors' Reports and financial statements for release to shareholders and the ASX.

(h) Approval of the Annual Report and any other significant report or release to the ASX or shareholders. Any press releases that relate to price sensitive information require approval by the Chairman who will liaise with the Board as necessary.

(i) Declaration of dividends.

(j) Approval of appointment of the Company Secretary and the most senior executives who report directly to the Managing Director and approval of the terms of appointment and remuneration of those executives.

(k) Approval, oversight and review of:
- audit functions and their performance, including the appointment of internal and external auditors;
- control and corporate governance functions and their performance; and
- human resources and remuneration policies and performance.

(l) Approval, oversight and review of the Company's risk management framework, including:
- environmental protection policies and performance; and
- workplace and public safety policies and performance.

(m) Approving any major donations proposed by the Managing Director.

Operation of the Board

The Company has a majority of independent Non-executive Directors. The Chairman is an independent Non-executive Director.

Currently there are seven Directors – six Non-executive Directors and one executive Director. All of the Non-executive Directors are independent (in accordance with the definition in the ASX Good Corporate Governance Recommendations) and have no business or other relationships that could compromise their independence. If a potential conflict of interest should arise, the Director concerned is required to inform the Chairman and Board accordingly and, if appropriate, leave the Board meeting while the matter is considered. Directors keep the Board advised of any interests that could potentially conflict with those of the Company. The Board assesses the independence of Directors on an annual basis and as changes in Directors' interests occur.

Other than the Managing Director, all Directors are subject to re-election by rotation every three years and Non-executive Directors are only expected to serve on the Company's Board for terms of up to 11 years. Directors' appointment and election/re-election dates are as follows:

Director	Date appointed to Board	Last AGM at which elected
D E Meiklejohn	07/12/1999	2004
T P Park	01/02/2004	2004
A F Guy	02/03/2001	2003
B J Jackson	16/02/2000	2005
N L Scheinkestel	16/02/2000	2004
D A Walsh	27/07/2000	2005
L J Yelland	16/02/2000	2005

For the purposes of proper performance of their duties, after consultation with the Chairman, all Directors have the right to seek independent professional advice at the Company's expense.

The Board conducts annual reviews of the internal guidelines relating to corporate governance, Board membership and operation and committee structures. This process ensures the highest standards of governance and effectiveness are maintained.

The Board includes a mix of Directors with a range of skills, experience and expertise to promote Board effectiveness.

At the date of this Report, there are no vacant positions on the Board. Were a vacancy to exist or if it were considered that the Board would benefit from the services of a new Director, the Nomination & Governance Committee would (with external advice if appropriate) seek to identify the qualities and competencies required to enable the Board to fulfil its responsibilities and recommend candidates with the appropriate expertise and experience.

The performance of the Board, its committees and individual Directors and key executives is evaluated annually. A review of the performance of individual Non-executive Directors, including the Chairman, is conducted annually. Non-executive Directors meet regularly without management present.

Non-executive Directors are paid fixed fees that are not dependent upon the Company's performance. Details of Directors' and executives' remuneration, including in relation to share and option plans and policies relating thereto, are covered in detail in the Remuneration Report section of the Directors' Report.

The Company has entered into formal Deeds of Appointment with each of the Directors. These Deeds set out the key terms and conditions of the Director's appointment and detail the Company's corporate expectations of them. Under the Deeds:

- Non-executive Directors must retire at the Board meeting following their 70th birthday.
- Non-executive Directors are entitled to certain retirement benefits, approved by shareholders, which accrue annually. The Board has determined that any new Non-executive Directors will not be entitled to retirement benefits and it is proposed that the current arrangements will be phased out. More information regarding the retirement benefits is contained in the Remuneration Report section of the Directors' Report.

The skills, qualifications and experience of the Directors of the Company in office at the date of this statement are set out in this Concise Annual Report on pages 48 to 49.

Company Secretary

All Directors have access to the Company Secretary. The Company Secretary, who is also the Company's General Counsel, assists the Board with advice on compliance, corporate governance and related matters.

The Company's current Company Secretary is:

J K (James) Orr, LLB, BComm
James joined the Company in March 2006 and is responsible for all legal and Company secretarial matters. Former roles include company secretarial and legal positions with Sigma Co Ltd, Newcrest Mining Ltd, Westar Pty Ltd, Kinetik Energy Pty Ltd, AUSI Pty Ltd and Japan Australia LNG (MIMI) Pty Ltd.

In addition, the Company has an alternate secretary, Peter Essex (whose details follow), who is able to act in that capacity when the Company Secretary is absent.

P W (Peter) Essex, BCom, FCPA
Peter was appointed a Company Secretary of PaperlinX Limited in 1999. He joined the Amcor Group in 1980 and has held various management positions in Amcor and PaperlinX.

Board Committees

To assist in the execution of its responsibilities, the Board has established the following committees:

- Nomination & Governance
- Audit
- Remuneration & Human Resources
- Safety & Environment

All Committees have written Charters, which are set out in full on the Company's website (www.paperlinx.com). The committees operate principally in a review or advisory capacity, except where powers are expressly conferred on or delegated to a committee by the Board. Each committee reports to the full Board following a Committee Meeting.

Details of the number of committee meetings and the attendance record of members in the year ended 30 June 2006 are set out in the Directors' Report on page 51.

Disclosure Policies

The Company has established policies and procedures designed to guide compliance with ASX Listing Rule disclosure requirements, and to ensure accountability at a senior management level for that compliance.

The Continuous Disclosure policy sets out vetting and authorisation processes designed to ensure any relevant information requiring disclosure to the market:

- is made in a timely manner;
- is factual;
- does not omit material information; and
- is expressed in a clear and objective manner.

Senior managers of the Company are aware of the need to advise the ASX of any information that may have a material effect on the price or value of PaperlinX's securities.

The Managing Director and Chief Financial Officer together with the Executive General Manager, Corporate Affairs and the Company Secretary and General Counsel continuously review all information of which they become aware for the purposes of ASX Listing Rule 3.1. The Continuous Disclosure policy is posted on the Company website.

Chief Executive Officer and Chief Financial Officer Certification

The Managing Director and the Chief Financial Officer provide a written statement to the Board that:

- the Company's financial reports present a true and fair view of the Company's financial condition and operational results in accordance with relevant accounting standards;
- the statement is founded on a sound system of risk management and internal compliance and control, which implements the policies adopted by the Board; and
- the Company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

Rights of Shareholders and Communications Strategy

The Company is committed to promoting open and effective communication with its shareholders.

The Board aims to ensure that shareholders and the investment market generally are informed in a timely manner of all major developments affecting the Company's business and affairs.

The Company's Concise Annual Report is distributed to all shareholders (except any who specifically request not to receive it). The Concise Annual Report includes relevant information about the operations of the Company during the year as well as a concise financial annual report for the year together with all disclosures required by the Corporations Act. A copy of the Company's full financial report and Auditor's Report will be sent to shareholders, free of charge, upon request.

The Company also produces a half yearly financial report summarising the financial information and review of the operations of the Company during each half year. The half yearly financial report is prepared in accordance with the applicable accounting standards and Corporations Act requirements. It is sent to shareholders and is lodged with the Australian Securities and Investments Commission and the ASX.

At the Annual General Meeting, the Chairman addresses the meeting on the results for the financial year under report and other relevant issues, including developments during the period since the end of that financial year.

Shareholders are encouraged to attend the Annual General Meeting where ample opportunity is given for questions and answers. Questions can be lodged with the Company in advance of the meeting.

The external auditor attends the Annual General Meeting and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the Auditor's Report.

The Company maintains a website at www.paperlinx.com.

The website is used to complement the official release of material information to the ASX.

The Company's annual and interim result announcements together with all other relevant announcements made to the market are posted on the website as soon as is practically possible. The website also contains other relevant material including:

- the Chairman's address at the Annual General Meeting;
- material that is posted on the website as recommended in the ASX Good Corporate Governance Recommendations;
- a dedicated Investor Relations section;
- profiles of the Board and senior management; and
- analyst briefings, which are given on a regular basis.

Other Stakeholders

The Board and management recognise the legitimate interests of all stakeholders in the Company, including shareholders, employees, suppliers, customers and the wider community. The Company is committed to policies and practices that are aimed at improving these relationships through mutually beneficial outcomes. Further information about the Company's corporate values, policies and systems of internal compliance and control are set out on the Company's website. More information on the Company's sustainability policies and processes are set out in the Sustainability Report included on pages 29 to 47 of this Concise Annual Report.

Signed in Melbourne this 21st day of August 2006.

David Meiklejohn
Chairman

Thomas P Park
Managing Director and
Chief Executive Officer

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the Directors of PaperlinX Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2006 there have been:

- no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and
- no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

Peter Jovic
Partner

Melbourne
21 August 2006

FINANCE OVERVIEW

Financial Position

Debt

In February 2006 PaperlinX decreased the size of its multi-currency bank debt facility from US$850 million to US$815 million thereby continuing to ensure adequate financial flexibility and to take advantage of competitive interest rates.

PaperlinX has an appropriate mix of long, medium and short-term debt.

PaperlinX is in a strong financial position with key financial indicators at 30 June 2006 of:

- gearing:
  - net debt to net debt plus equity of 36 per cent
  - net debt to equity of 56.2 per cent;
- interest cover of 2.3 times;
- funds employed are $2,512 million;
- stockholders equity is $1,609 million.

All of the ratios are in compliance with the Group's debt covenants.

Cash Flow and Working Capital

For the year to 30 June 2006, PaperlinX had a strong operating cash flow of $260 million, including the combination of operating earnings, non-cash depreciation and amortisation of $105 million and the benefit of reduced working capital.

Minimising working capital and achieving strong cash flow continues to be a key management focus. All businesses improved their working capital to sales ratios and the Group's working capital efficiency measures for debtors, inventory and creditors all improved on the prior year.

Capital Expenditure

Capital expenditure for the year was $101 million (excluding acquisitions) being 97 per cent of depreciation. PaperlinX's target is for capital expenditure to be approximately equal to depreciation expense. PaperlinX's capital expenditure over the last six years has been below depreciation expense while a number of strategic projects have been considered.

In March 2005 an acquisition of Spicers Canada (previously Cascades Merchanting) was completed in Canada at a cost of A$104.2 million, which has been successfully integrated into our pre-existing Canadian business.

Funding

At 30 June 2006, PaperlinX had net debt of $903 million (prior year $874 million), represented by:

- Interest bearing liabilities $1,358 million
- Cash assets $455 million
- Net debt $903 million

PaperlinX's policy on interest rate risk management is to monitor and, where appropriate, hedge the Company's exposure to movements in interest via a combination of interest rate swaps and fixed rate issuances.

Offshore debt is managed to minimise the translation impact on the Company's Australian balance sheet while optimising the returns to the Company.

PaperlinX actively reviews funding options to achieve the lowest possible cost of funds.

AIFRS

This Financial Report is the first from PaperlinX to be prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS).

CONCISE FINANCIAL REPORT OF PAPERLINX LIMITED
AS AT 30 JUNE 2006

Contents

The Financial Statements and other specific disclosures have been derived from PaperlinX Limited and its Controlled Entities ('consolidated entity') Full Financial Report for the financial year. Other information included on the Concise Annual Report is consistent with the consolidated entity's Full Financial Report.

The Concise Annual Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the Full Financial Report.

A copy of the consolidated entity's 2006 Full Financial Report, including the independent audit report, is available to all shareholders, and will be sent to shareholders without charge upon request. The 2006 Full Financial Report can be requested by telephone (Australia: 1800 232 867, Overseas: +61 3 9415 4000) and by email at contact@www.paperlinx.com.au.

	Consolidated	
	2006 $m	2005 $m
Revenue	7,392.3	7,582.9
Other income	27.3	4.6
Expenses	(7,267.6)	(7,405.1)
Result from operating activities	152.0	182.4
Financial income	7.3	4.3
Financial expenses	(73.1)	(75.1)
Net financing costs	(65.8)	(70.8)
Profit before tax	86.2	111.6
Tax benefit/(expense)	(21.5)	55.1
Profit after income tax expense but before profit and loss of discontinuing operations	64.7	166.7
Profit and loss of discontinuing operations, net of tax	0.7	–
Profit for the year	65.4	166.7
Profit for the year attributable to:		
Equity holders of the parent	65.4	166.6
Minority interest	–	0.1
	65.4	166.7
Basic earnings per share from continuing operations	14.5	37.3
Diluted earnings per share from continuing operations	14.3	37.1

The income statement is to be read in conjunction with the discussion and analysis on page 70 and the notes 1 to 9 to the Financial Statements, as attached.

STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED 30 JUNE

	Consolidated	
	2006 $m	2005 $m
Net foreign exchange differences on translation of overseas subsidiaries	26.7	(44.2)
Actuarial gains/(losses) on defined benefit plans	30.0	(33.9)
Net income recognised in equity	56.7	(78.1)
Profit for the period	65.4	166.7
Total recognised income and expense for the period	122.1	88.6
Total recognised income and expense for the period attributable to:		
Equity holders of the parent	122.1	88.5
Minority interest	–	0.1
	122.1	88.6
Effects of change in accounting policy – Adjustment to comply with AASB 139 Financial Instruments: Recognition and Measurement		
Equity holders of the parent	0.3	–
Minority interest	–	–
	0.3	–

The statement of recognised income and expense is to be read in conjunction with the discussion and analysis on page 70 and the notes 1 to 9 to the Financial Statements, as attached.

BALANCE SHEET
AS AT 30 JUNE

	Note	Consolidated 2006 $m	2005 $m
Current assets			
Cash and cash equivalents		455.1	429.1
Trade and other receivables		1,541.8	1,433.2
Inventories		864.1	811.7
Assets classified as held for sale		19.6	–
Total current assets		2,880.6	2,674.0
Non-current assets			
Receivables		8.9	5.4
Investments		14.1	13.3
Property, plant and equipment		990.8	985.2
Intangible assets		421.6	403.7
Deferred tax assets		74.4	85.2
Total non-current assets		1,509.8	1,492.8
Total assets		4,390.4	4,166.8
Current liabilities			
Trade and other payables		1,172.9	1,041.9
Interest bearing loans and borrowings		221.7	266.6
Income tax payable		9.6	3.8
Employee benefits		41.4	40.9
Provisions		13.8	19.8
Liabilities classified as held for sale		0.9	–
Total current liabilities		1,460.3	1,373.0
Non-current liabilities			
Payables		93.1	119.6
Interest bearing loans and borrowings		1,136.7	1,036.0
Deferred tax liabilities		43.4	33.4
Employee benefits		37.3	38.9
Provisions		10.9	3.2
Total non-current liabilities		1,321.4	1,231.1
Total liabilities		2,781.7	2,604.1
Net assets		1,608.7	1,562.7
Equity			
Issued capital	3	1,691.9	1,691.5
Reserves	4	(45.0)	(71.7)
Retained profits	5	(38.2)	(58.1)
Total equity attributable to:			
Equity holders of the parent		1,608.7	1,561.7
Minority interest		–	1.0
Total equity		1,608.7	1,562.7

The balance sheet is to be read in conjunction with the discussion and analysis on page 70 and the notes 1 to 9 to the Financial Statements, as attached.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE

	Consolidated	
	2006 $m	2005 $m
Cash flows from operating activities		
Receipts from customers	7,431.7	7,641.6
Payments to suppliers and employees	(7,113.9)	(7,271.8)
Dividends received	0.8	0.3
Interest received	5.7	4.4
Interest paid	(69.6)	(74.3)
Income taxes paid	(6.1)	(36.9)
Other income received	11.2	10.1
Net cash from operating activities	259.8	273.4
Cash flows from investing activities		
Loans (advanced to)/repaid by other persons	(0.9)	0.9
Acquisition of:		
• Subsidiaries and assets (net of cash and bank overdraft acquired)	(100.9)	(44.6)
• Property, plant and equipment and intangibles	(101.4)	(86.3)
Proceeds on disposal of:		
• Property, plant and equipment	51.1	29.5
Net cash used in investing activities	(152.1)	(100.5)
Cash flows from financing activities		
Dividends paid	(77.8)	(122.3)
Proceeds from issue of shares	–	0.4
Loans (repaid to)/received from other persons	0.2	(3.1)
Proceeds from borrowings	1,156.0	669.2
Repayment of borrowings	(1,171.3)	(711.3)
Principal lease repayments	–	(0.1)
Net cash used in financing activities	(92.9)	(167.2)
Net increase in cash and cash equivalents	14.8	5.7
Cash and cash equivalents at the beginning of the year	427.8	445.0
Effect of exchange rate changes on translation of foreign currency cash flows and cash balances	11.3	(22.9)
Cash and cash equivalents at the end of the year	453.9	427.8

The Statement of Cash Flows is to be read in conjunction with the discussion and analysis on page 70 and the notes 1 to 9 to the Financial Statements, as attached.

This discussion and analysis is provided to assist readers in understanding the concise financial report of PaperlinX Limited. The concise financial report has been derived from the full 2006 financial report.

Income Statement

The consolidated profit after tax was $65.4 million compared to the prior year of $89.6 million, down 27 per cent. The prior year profit after tax excludes a $77 million once only benefit arising in that year from the Company's election to enter the Australian Tax Consolidation ('ATC') regime. Prior year including the ATC benefit was $166.6 million.

Earnings before interest and tax ('EBIT') of $152.4 million were down 15 per cent on the prior year. EBIT included a range of one-off items both positive and negative. Profit on sale of surplus property has largely funded the one-off costs associated with the Group's key strategic initiatives highlighted at the half year results. The net impact on reported profit of these items was a loss of $4 million.

The Paper Merchanting business achieved EBIT of $190.4 million, down 2 per cent from $194.1 million in the prior year. Earnings include net benefits of $9.4 million, where the profit on sale of surplus property assets has more than offset one-off costs associated with a number of the strategic initiatives being undertaken in the Paper Merchanting business. Underlying operating earnings have been impacted by lower average prices and soft volumes, particularly in Europe (the UK and Netherlands) and New Zealand. Cost increases, while mitigated by management of expenses and other internal initiatives, have also impacted the results.

Return on average funds employed was 11.5 per cent, which is above the Group cost of capital. Overall expenses were reduced by 2 per cent and working capital reductions have continued, with all businesses at lower levels than a year ago.

Operating earnings were impacted by lower earnings in Europe (down 4 per cent in local currency, including one-off benefits) and in Australasia (down 13 per cent), balanced by a strong 36 per cent improvement in North America, which reflected the inclusion of Spicers Canada (formerly Cascades Merchanting) for four months and the leverage to higher paper prices. Mix benefits included in these numbers include growth of core brands (+8 per cent) and an improved stock sales to indent sales ratio in Europe.

Earnings from Australian Paper have remained under significant pressure. EBIT of $(4.1) million included $17.1 million in one-off charges for the closure of the number 1 paper machine at Shoalhaven Mill in NSW and Maryvale PM1 commissioning costs, partly offset by profit on the sale of non-core assets of $3.5 million. They also reflect the continued impact of depressed Australian paper prices, oversupply in global paper markets and higher input costs (up $10.5 million over the past year). Energy costs rose most sharply, up 38 per cent. The current environment has not allowed these cost increases to be passed on. With paper prices down 4 per cent on average, and costs up, average margin per tonne of product sold has fallen 4.4 per cent.

Previous investments to improve the quality of copy paper manufactured at Maryvale Mill have underpinned a 12.3 per cent growth in domestic volume and over five points of market share growth. The upgrade of the number 1 paper machine at Maryvale Mill has been completed. The Maryvale pulp mill upgrade is progressing to plan. The number 1 paper machine at Shoalhaven Mill was closed in March as planned with production being transferred to Maryvale Mill. A conditional agreement has been reached to outsource the Maryvale Mill wood yard, reducing costs and improving efficiency. Additionally, PaperlinX Office has been launched, combining three PaperlinX businesses that service the Australian office products and stationery markets.

Corporate and Other was a net cost of $33.9 million, compared to the prior year net cost of $26.1 million. Corporate costs were at a similar level to the prior year, but a number of small positive one-off items in the prior year were not repeated. Corporate also includes the Stationery and Envelope business, *tudor* Group, which faced pressure from low-priced imports, with reduced pricing affecting margins. Second half earnings saw a significant deterioration.

Net interest reduced to $65.1 million from $68.5 million in the prior year due to lower average debt levels as a result of reduced working capital levels and currency translations.

The Operating Income Tax Expense rose to 25 per cent of profit before tax, from 20 per cent in the prior year (excluding the ATC benefit), reflecting the shift in regional profit mix and the impact of not booking tax losses in Australia.

The net profit after tax translated into basic earnings per share of 14.7 cents from continuing and discontinuing operations.

International Financial Reporting Standards ('AIFRS')

These results are reported against the Australian equivalents to the International Financial Reporting Standards (AIFRS) as issued by the Australian Accounting Standards Board. The prior corresponding period results have also been restated.

Balance Sheet

At 30 June 2006, total assets were $4,390 million. The Group's gearing, measured as net debt to net debt plus equity, was 36 per cent, which is stronger than the Group's target range of 40 per cent to 50 per cent. Net debt at June 2006 was $903 million, compared to the prior year of $873 million.

There have been no significant changes in funding arrangements.

Net working capital for the Group at 30 June 2006 was $1,277 million. Adjusted for currency impact ($53 million increase) and acquisitions ($94 million increase), the underlying improvement was $92 million. All three components of working capital, debtors, inventory and creditors improved versus prior period. Working capital is translated to Australian currency from the various local currencies.

Statement of Cash Flows

Cash generated by operations excluding working capital movement was $170 million. Net cash flow from operations after working capital movements was at $260 million.

Capital expenditure in the period was $101 million, which was 97 per cent of depreciation, amortisation and impairment. In the last year PaperlinX has committed to an upgrade of its pulping capacity and associated facilities at the Maryvale Mill at a cost of $203 million over the next three years. Total acquisition costs were $101 million, most notably Spicers Canada.

Note 1. Accounting policies

(1) Basis of preparation of concise financial report

The concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 Concise Financial Reports and applicable Urgent Issues Group Consensus Views. The Financial Statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's Full Financial Report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's Full Financial Report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the Full Financial Report.

The Financial Report is prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments held for trading and financial instruments classified as available-for-sale.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's Full Financial Report.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as set out in Note 1(2), are consistent with those of the previous year.

The presentation currency is Australian dollars.

(2) Change in accounting policy

The consolidated entity has taken advantage of the election under AASB 1 to not restate for AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement.

There are no adjustments for 1 July 2004 or the financial year ended 30 June 2005 as previous Australian Generally Accepted Accounting Principles (AGAAP) continue to apply.

As at 1 July 2005, the adjustments to the consolidated entity are as follows:

- Under previous AGAAP, not all derivatives were recognised in the balance sheet. On adoption of AASB 139, all derivatives are recognised at fair value on the balance sheet. The effect on the consolidated entity is to record the fair value of the derivatives on the balance sheet with a corresponding decrease in retained earnings of $0.3 million, net of tax of $0.1 million.
- Debt establishment costs which were capitalised and amortised over the term of the borrowing under previous AGAAP, are recalculated based on the effective interest rate method and recognised as part of the liability rather than as a separate asset. This results in a decrease in assets of $4.0 million, and a decrease in financial liabilities of $4.0 million.

	Consolidated	
	2006 $m	2005 $m
Note 2. Dividends		
Interim dividend paid:		
• 5.5 cents per share paid on 5 April 2006, Nil% franked at a rate of 30% tax rate on fully paid shares [2]	24.6	–
• 13.5 cents per share paid on 4 April 2005, Nil% franked at a 30% tax rate on fully paid shares [1]	–	60.2
Final dividend paid:		
• 12 cents per share paid on 28 September 2005, Nil% franked at a 30% tax rate on fully paid shares [1]	53.5	–
• 14 cents per share paid on 30 September 2004, Nil% franked at a 30% tax rate on fully paid shares [1]	–	62.5
	78.1	122.7

PaperlinX Limited has declared a dividend, at the date of this Report, on ordinary shares payable 13 October 2006 – 4.5 cents per share, unfranked on fully paid shares. This dividend has not been provided for in the accounts as at 30 June 2006.

It is expected that the interim dividend in respect of the year ending 30 June 2007 will be unfranked.

(1) *Paid out of profits measured in accordance with Australian Accounting Standards and other financial reporting requirements applicable for the year ended 30 June 2005.*

(2) *Paid out of profits measured in accordance with Australian equivalents to International Financial Reporting Standards and issued by the Australian Accounting Standards Board and the financial reporting requirements applicable for the year ended 30 June 2006.*

	Consolidated	
	2006 $m	2005 $m
Note 3. Issued capital		
Issued and paid-up share capital		
446,182,209 ordinary shares (2005: 446,172,209 ordinary shares)	1,694.2	1,694.2
Employee Share Plan loans	(2.3)	(2.7)
Total issued capital	1,691.9	1,691.5
Movement in ordinary share capital:		
Balance at beginning of year	1,694.2	1,693.8
10,000 (2005: 27,500) shares issued at $3.32 each pursuant to options exercised	–	0.1
Nil (2005: 55,000) shares issued at $3.50 each pursuant to options exercised	–	0.2
Nil (2005: 23,100) shares issued at $4.12 each pursuant to options exercised	–	0.1
Balance at end of year	1,694.2	1,694.2
Movement in Employee Share Plan loans:		
Balance at beginning of period	(2.7)	(3.1)
Repayments	0.4	0.4
Balance at end of year	(2.3)	(2.7)
Note 4. Reserves		
Reserve for own shares		
Balance at beginning of year	(9.7)	(9.7)
Balance at end of year	(9.7)	(9.7)
Translation reserve		
Balance at beginning of year	(62.0)	(17.8)
Exchange fluctuation on translation of overseas subsidiaries	26.7	(44.2)
Balance at end of year	(35.3)	(62.0)
Total reserves	(45.0)	(71.7)

Nature and purpose of reserves

Reserve for own shares

The reserve for own shares represents the value of shares held by an equity compensation plan that the consolidated entity is required to include in the consolidated financial statements. This reserve will be reversed against share capital when the underlying shares vest in the employee. No gain or loss is recognised in profit or loss on the purchase, sale issue or cancellation of the consolidated entity's own equity instruments.

Translation reserve

The translation reserve records the foreign currency differences arising from the translation of the financial statements of foreign subsidiaries and the impact of transactions that hedge the Company's net investment in a foreign operation, net of tax.

	Consolidated	
	2006 $m	2005 $m
Note 5. Retained profits		
Balance at beginning of year	(58.1)	(70.4)
Adjustment to comply with AASB 139 Financial Instruments: Recognition and Measurement	(0.3)	–
Balance restated	(58.4)	(70.4)
Net profit attributable to members of PaperlinX Limited	65.4	166.6
Employee share options and rights	2.9	2.3
Actuarial gains/(losses) on defined benefit plans	30.0	(33.9)
Dividends paid	(78.1)	(122.7)
Total retained profits	(38.2)	(58.1)
Note 6. Contingent liabilities		
Contingent liabilities arising in respect of:		
Related bodies corporate:		
• Bank guarantees (trade)	7.3	5.2
Total contingent liabilities	7.3	5.2

The bank guarantees (trade), the beneficiaries of which are third parties, are primarily in relation to the importation of products.

Capital expenditure is incurred annually to enhance environmental performance. There can be no assurance that material new expenditure will not be required as a result of new information or regulatory requirements with respect to known sites or identification of new remedial obligations at other sites.

Under the terms of the ASIC Class Order 98/1418 dated 13 August 1998 (as amended) PaperlinX Limited and certain subsidiaries have entered into approved deeds for the cross guarantee of liabilities with those subsidiaries identified.

Note 7. Segment reporting

Business segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management and internal reporting system.

Segment	*Description of operations*
Merchanting and Paper Trading	International paper merchant and paper trader supplying the printing and publishing industry and office supplies.
Communication Papers	Manufacture of office papers, graphic papers, converting papers and other speciality and coated papers.
Packaging Papers	Manufacture of packaging papers and industrial papers. Products include kraftliners, sack kraft and light weight bag and industrial papers, sold predominantly to converting customers.
Corporate and Other	Includes stationery and envelopes business and corporate costs.

	Consolidated			
	Segment result [3] $m	Segment revenue $m	Segment assets $m	Segment liabilities $m
For the year ended 30 June 2006				
Business segments				
Merchanting and Paper Trading				
• Continuing operations	189.1	6,900.5	3,241.4	1,163.0
• Discontinuing operations	1.3	29.5	19.6	0.9
	190.4	6,930.0	3,261.0	1,163.9
Communication Papers	(9.4)	674.4	635.0	118.7
Packaging Papers	5.3	241.8	298.4	41.6
Corporate and Other	(33.9)	94.4	121.6	46.1
Profit before net interest and income tax	152.4			
Net interest [1]	(65.1)			
Profit before income tax	87.3			
Income tax expense [1]	(21.9)			
Income tax credit – Australian Tax Consolidation [1]	–			
Profit after income tax expense	65.4			
Net profit attributable to minority interests	–			
Inter-segment sales [2]		(527.9)		
Unallocated assets (deferred tax balances)			74.4	
Unallocated liabilities				1,411.4
Total	65.4	7,412.7	4,390.4	2,781.7
For the year ended 30 June 2005				
Business segments				
Merchanting and Paper Trading	194.1	7,035.3	3,054.0	1,045.9
Communication Papers	2.1	699.8	622.9	124.3
Packaging Papers	10.0	242.9	292.2	41.3
Corporate and Other	(26.1)	100.6	112.5	52.8
Profit before net interest and income tax	180.1			
Net interest [1]	(68.5)			
Profit before income tax	111.6			
Income tax expense [1]	(21.9)			
Income tax benefit – Australian Tax Consolidation [1]	77.0			
Profit after income tax expense	166.7			
Net profit attributable to minority interests	(0.1)			
Inter-segment sales [2]		(504.5)		
Unallocated assets (deferred tax balances)			85.2	
Unallocated liabilities				1,339.8
Total	166.6	7,574.1	4,166.8	2,604.1

(1) Interest and income tax expense are not allocated internally to the segments but held centrally.

(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.

(3) The segment result for the individual business segments is the profit before net interest and income tax.

Note 8. Impact of adopting Australian equivalents to International Financial Reporting Standards

Explanation

As stated in Note 1, these are the consolidated entity's first annual condensed consolidated financial statements prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS).

The accounting policies in Note 1 have been applied in preparing the condensed consolidated financial statements for the year ended 30 June 2006, the comparative information for the year ended 30 June 2005 and the preparation of an opening AIFRS balance sheet at 1 July 2004 (the consolidation entity's date of transition).

In preparing its opening AIFRS balance sheet, comparative information for the year ended 30 June 2005, the consolidated entity has adjusted amounts reported previously in Financial Statements prepared in accordance with the previous basis of accounting (previous AGAAP).

An explanation of how the transition from previous AGAAP to AIFRS has affected the consolidated entity's balance sheets, income statements and cash flows is set out in the following tables and the notes that accompany the tables.

The following note details the impact of adoption of AIFRS on the following items:

- Net assets as at 1 July 2004.
- Profit as reported for the year ended 30 June 2005.
- Net assets as at 30 June 2005.

There are no material differences in these amounts to those previously indicated in the Financial Report for the year ended 30 June 2005.

Notes

(i) Defined benefit plans

Under AGAAP, defined benefit plans were accounted for on a cash basis, with no defined benefit obligation or plan assets recognised in the balance sheets. The AASB 1 election to recognise in full actuarial gains and losses at transition date through retained earnings has been adopted by the consolidated entity.

Under AIFRS, the consolidated entity's net obligation in respect of defined benefit superannuation plans will be calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit will be discounted to determine its present value, and the fair value of any plan assets will be deducted. The discount rate is the rate attached to AAA credit rated bonds or the rate attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities.

The calculated surplus or deficit for each plan is required to be recognised in the balance sheets with a corresponding adjustment to retained earnings.

Subsequent to the transition date, the calculated surplus or deficit for each plan is required to be recognised in the income statement, except to the extent that it arises in relation to actuarial gains and losses. Actuarial gains and losses that arise subsequent to the transition date are recognised in the balance sheet as an adjustment to retained earnings.

At 1 July 2004, the impact on transition is an increase in assets of $2.8 million, and an increase in liabilities of $51.5 million less the applicable tax effect of $18.8 million resulting in a decrease in retained earnings of $29.9 million.

For the year ended 30 June 2005, the impact is an increase in employee benefits expense of $1.0 million plus the applicable tax effect of $0.1 million resulting in a decrease in reported earnings of $1.1 million. The impact in relation to actuarial gains and losses, net of tax is a decrease in retained earnings of $33.8 million.

The cumulative impact as at 30 June 2005 is a decrease in retained earnings of $64.8 million.

(ii) Share based payments

Under AGAAP, no expense was recognised for options issued to employees.

Under AIFRS, the fair value of options granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value is calculated at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the options. The fair value of options granted is independently calculated using a suitable valuation model (currently either the Monte Carlo simulation or Black-Scholes model), taking into account the terms and conditions attached to the options. The amount recognised as an expense is adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions.

No adjustments were made for options granted before 7 November 2002. Options granted after 7 November 2002 remaining unvested at 1 January 2004, will be recognised in the opening balance sheet through retained earnings resulting in a nil impact on transition.

At 1 July 2004, there is a $Nil impact in retained earnings.

For the year ended 30 June 2005, the impact is an increase in employee benefits expense of $2.3 million resulting in a decrease in reported earnings of $2.3 million.

The cumulative impact as at 30 June 2005 is a $Nil impact in retained earnings.

(iii) Employee Share Plan loans

Under AGAAP the interest-free loans to employees in accordance with the terms of the Employee Share Plan were recorded as an asset and repaid over time via the associated dividend stream.

Under AIFRS, the value of such loans is required to be reclassified against share capital.

At 1 July 2004, the impact on transition is a decrease in non-current assets of $3.4 million and a decrease in issued capital of $3.4 million.

During the year ended 30 June 2005, the Employee Share Plan loans are reduced either by dividends paid on the shares, so issued, or in certain circumstances in accordance with an agreed schedule of repayments, which does not exceed three years.

The cumulative impact as at 30 June 2005 is a decrease in non-current assets of $2.7 million and a decrease in issued capital of $2.7 million.

(iv) Reserve for own shares

Under AGAAP, the cost of shares purchased on-market, and held in a trust to satisfy the terms and conditions of the Performance Share Plan, is recorded as an asset and amortised over the applicable vesting period.

Under AIFRS, the cost of the shares are recorded as a negative reserve and not amortised to profit.

At 1 July 2004, the impact on transition is an increase in assets of $5.1 million (being the accumulated amortisation as at 30 June 2004) to a total of $10.2 million. The reinstated asset amount is then reclassified in the balance sheet resulting in a decrease in assets of $10.2 million and a decrease in reserves of $10.2 million.

The increase in assets of $5.1 million less the applicable tax effect of $1.5 million results in an increase in retained profits of $3.6 million. The impact of shares allocated to employees is an increase in reserves of $0.5 million and a decrease in retained profits of $0.5 million.

For the year ended 30 June 2005, the impact is an increase in employee benefit expense of $1.0 million less the applicable tax effect of $0.3 million resulting in a decrease in reported earnings of $0.7 million.

Note 8. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

The cumulative impact as at 30 June 2005 is an increase in retained profits of $2.4 million and a decrease in reserves of $9.7 million.

(v) Impairment of non-current assets

Under AGAAP, the carrying amounts of non-current assets valued on a cost basis, were reviewed at reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeded its recoverable amount the asset was written down to the lower amount, with the write-down recognised in the income statement in the period in which it occurs. Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

Under AIFRS, the carrying amount of the consolidated entity's non-current assets, defined benefit assets, deferred tax assets, goodwill and indefinite life intangible assets (brand names) is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset is tested for impairment by comparing its recoverable amount to its carrying amount.

The major differences between AGAAP and AIFRS are as follows:

- the impairment test is performed at a cash generating unit level, and
- the cash flows must be discounted.

Goodwill, which is not amortised under AIFRS and intangible assets (brand names) that have an indefinite useful life are tested for impairment annually.

If there is any indication that an asset is impaired, the recoverable amount is estimated for the individual asset. If it is not practical to estimate the recoverable amount for the individual asset, the recoverable amount of the cash generating unit to which the asset belongs is determined.

A cash generating unit is the smallest identifiable group of assets that generate independent cash inflows. Each cash generating unit must be no larger than a segment.

An impairment loss is recognised in the income statement whenever the carrying amount of an asset, or its cash generating unit exceeds its recoverable amount.

Impairment losses recognised in respect of a cash generating unit are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to reduce the carrying amount of the other assets in the unit pro rata based on their carrying amounts. The discount rate used equates to the consolidated entity's pre-tax weighted average cost of capital, being 9.5 per cent.

At 1 July 2004, the impact on transition is a decrease in property, plant and equipment of $241.5 million less the applicable tax effect of $58.6 million resulting in a decrease in retained earnings of $182.9 million.

For the year ended 30 June 2005, the impact is a decrease in property, plant and equipment of $12.4 million less the applicable tax effect of $3.7 million resulting in a decrease in reported earnings of $8.7 million.

The cumulative impact as at 30 June 2005 is a decrease in property, plant and equipment of $253.9 million less the applicable tax effect of $62.3 million resulting in a decrease in retained earnings of $191.6 million.

The impairment losses relate wholly to certain mills in the Communication Papers industry segment of the Australian Paper manufacturing business. The impairment losses arise as a consequence of lower cash generation due to the impact of depressed Australian paper selling prices as a combined result of a strong Australian dollar and an oversupply in global paper markets.

(vi) Income tax

On transition to AIFRS, the balance sheet method of tax-effect accounting was adopted, rather than the liability method applied currently under AGAAP.

Under the balance sheet approach, income tax on the profit and loss for the year comprises current and deferred taxes.

The provision for income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided will be based on the expected manner of realisation of the asset or settlement of the liability, using tax rates enacted or substantively enacted at reporting date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent it is no longer probable that the related tax benefit will be realised.

Difference in book value of assets and tax value of assets

At 1 July 2004, the impact on transition is an increase in deferred tax liabilities of $0.2 million and a decrease in retained earnings of $0.2 million.

For the year ended 30 June 2005, the impact is an increase in deferred tax liabilities of $0.4 million and a decrease in reported earnings of $0.4 million.

The cumulative impact as at 30 June 2005 is a decrease in retained earnings of $0.6 million.

Tax losses

At 1 July 2004, the impact on transition is an increase in deferred tax assets of $5.9 million and an increase in retained earnings of $5.9 million.

For the year ended 30 June 2005, there is no impact.

The cumulative impact as at 30 June 2005 is an increase in retained earnings of $5.9 million.

(vii) Trade discounts and rebates

Under AGAAP, trade discounts and rebates were brought to account in the profit when received or when able to be reasonably determined.

Under AIFRS, trade discounts and rebates are deducted in determining the purchase cost of inventories.

At 1 July 2004, the impact on transition is a decrease in inventories of $4.7 million less the applicable tax effect of $1.3 million resulting in a decrease in retained earnings of $3.4 million.

For the year ended 30 June 2005, the impact is an increase in reported profits of $0.2 million.

The cumulative impact as at 30 June 2005 is a decrease in retained earnings of $3.2 million.

Note 8. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

(viii) Non-amortisation of goodwill

Under AGAAP, goodwill was amortised on a straight-line basis over the period the benefits are expected to arise not exceeding 20 years.

Under AIFRS, amortisation of goodwill is prohibited and is replaced by annual impairment testing focusing on the cash inflows of the applicable cash generating unit.

At 1 July 2004, there is no impact on transition.

For the year ended 30 June 2005, amortisation expense decreases by $20.1 million less the applicable tax effect of $Nil million resulting in an increase in reported earnings of $20.1 million.

The cumulative impact as at 30 June 2005 is an increase in intangibles of $20.1 million and an increase in retained earnings of $20.1 million.

(ix) Non-depreciation of non-current assets

Under Australian GAAP, the non-current assets impaired as at 1 July 2004 on transition to AIFRS were depreciated during the year ended 30 June 2005.

Under AIFRS, non-current assets impaired as at 1 July 2004 whereby the resultant net written down value is nil at that date, are not subject to depreciation during the year ended 30 June 2005.

For the year ended 30 June 2005, depreciation expense decreases by $2.2 million less the applicable tax effect of $0.6 million resulting in an increase in reported earnings of $1.6 million.

The cumulative impact as at 30 June 2005 is an increase in property, plant and equipment of $2.2 million less the applicable tax effect of $0.6 million resulting an increase in retained earnings of $1.6 million.

(x) Disposal of foreign denominated subsidiary

Under AGAAP, the assets and liabilities of self-sustaining foreign operations were translated at the rates of exchange ruling at reporting date. Equity items and goodwill are translated at historical rates. The income statements are translated at an average rate for the year which approximates the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in the translation reserve until disposal of the operation, when it is transferred directly to retained earnings.

Under AIFRS, each entity maintains its books and records in its functional currency. The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated from the entity's functional currency to the consolidated entity's presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The income statements are translated at an average rate for the year which approximates the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in the translation reserve.

There are no expected changes in functional currency for the Company or its subsidiaries.

All foreign operations are translated into Australian dollars using the method described above.

On disposal of a foreign operation, under AIFRS the amount recognised in the translation reserve attributable to the foreign operation is included in the calculation of the gain or loss on disposal and recycled through the current year income statement.

At 1 July 2004, there is no impact on transition.

For the year ended 30 June 2005, the impact is an increase in the loss on disposal of subsidiaries of $1.7 million and a decrease in the transfer amount from retained earnings to the exchange fluctuation reserve of $1.7 million.

There is no net impact on the balance sheet as at 30 June 2005.

(xi) Business combinations

Under AGAAP, post acquisition adjustments to goodwill were permitted to be made in subsequent periods, where appropriate.

Under AIFRS, post acquisition adjustments are only permitted to be made within a 12 month period from the date of the acquisition. As a result, any such adjustments booked to goodwill under AGAAP after 31 October 2004 in relation to the acquisition of the Paper Merchanting Division of Buhrmann NV, is adjusted against reported earnings other than in specific circumstances.

The consolidated entity has not elected to apply Accounting Standard AASB 3 Business Combinations retrospectively and hence the impact of the above only affects the AIFRS restated balance sheets as at 1 July 2005 and the AIFRS restated profit for the year ended 30 June 2005.

At 1 July 2004, there is no impact on transition.

For the year ended 30 June 2005, the impact is an increase in expenses of $8.9 million less the applicable tax effect of $Nil million resulting in a decrease in reported earnings of $8.9 million.

The cumulative impact as at 30 June 2005 is a decrease in goodwill of $8.9 million and a decrease in retained earnings of $8.9 million.

(xii) Reclassification of computer software

Under AGAAP, computer software was generally classified as part of property, plant and equipment in the balance sheet.

Under AIFRS, any computer software that is not integral to the operation of property, plant and equipment is classified as an intangible asset, where it is continued to be amortised on the same basis.

At 1 July 2004, the impact on transition is an increase in intangibles of $81.1 million and a decrease in property, plant and equipment of $81.1 million.

At 30 June 2005, the impact is an increase in intangibles of $62.2 million and a decrease in property, plant and equipment of $62.2 million.

(xiii) Revenue disclosures in relation to the sale of non-current assets

Under AIFRS, the revenue recognised in relation to the sale of non-current assets is the net gain on the sale. This is in contrast to the AGAAP treatment under which the gross proceeds from the sale were recognised as revenue and the carrying amount of the assets sold is recognised as an expense. The net impact on the profit or loss of this difference is nil.

Under AIFRS for the year ended 30 June 2005, the consolidated revenue from ordinary activities is $11.2 million lower, the consolidated carrying amount of non-current assets sold disclosed as an expense is $8.2 million lower and the consolidated other income is $3.0 million higher.

(xiv) Reclassification of other income

Under AIFRS, foreign exchange gains are classified as other income. This is in contrast to the AGAAP treatment under which such items are classified as revenue.

Under AIFRS for the year ended 30 June 2005, the consolidated revenue is $0.2 million lower and consolidated other income is $0.2 million higher.

Note 8. **Impact of adopting Australian equivalents to International Financial Reporting Standards** (continued)

The following table sets out the adjustments to the consolidated entity upon adoption of AIFRS as at 1 July 2004.

						Consolidated
1 July 2004	Notes	**Issued capital $m**	**Reserves $m**	**Retained profits $m**	**Minority interest $m**	**Total equity $m**
Net assets as at 1 July 2004 under AGAAP		1,693.8	(18.7)	137.0	1.2	1,813.3
• Defined benefit plans	(i)	–	-	(29.9)	–	(29.9)
• Employee Share Plan loans	(iii)	(3.4)	–	-	–	(3.4)
• Reserve for own shares	(iv)	-	-	3.6	-	3.6
• Shares held in trust, reclassification as a 'negative' reserve	(iv)	–	(9.7)	(0.5)	–	(10.2)
• Impairment of non-current assets	(v)	-	-	(182.9)	-	(182.9)
• Income tax	(vi)	–	-	5.7	–	5.7
• Trade discounts and rebates	(vii)	–	-	(3.4)	–	(3.4)
Total movements		(3.4)	(9.7)	(207.4)	-	(220.5)
Net assets as at 1 July 2004 under AIFRS		1,690.4	(28.4)	(70.4)	1.2	1,592.8

The following table sets out the adjustments to the consolidated income statement for the year ended 30 June 2005.

								Consolidated
	Notes	**Profit before interest, tax, depreciation & amortisation**	**Depreciation & amortisation**	**Profit before net interest and income tax**	**Net Interest**	**Profit before income tax expense**	**Income tax benefit/ (expense)**	**Profit after income tax expense**
30 June 2005 (before tax consolidation adjustment)		307.7	(122.8)	184.9	(68.5)	116.4	(24.8)	91.6
Tax consolidation adjustment		-	–	–	–	–	77.0	77.0
30 June 2005 under AGAAP		307.7	(122.8)	184.9	(68.5)	116.4	52.2	168.6
• Defined benefit plans	(i)	(1.0)	–	(1.0)	–	(1.0)	(0.1)	(1.1)
• Share based payments	(ii)	(2.3)	–	(2.3)	–	(2.3)	-	(2.3)
• Shares held in trust	(iv)	(1.0)	–	(1.0)	–	(1.0)	0.3	(0.7)
• Impairment of non-current assets	(v)	-	(12.4)	(12.4)	–	(12.4)	3.7	(8.7)
• Income tax	(vi)	–	–	–	–	–	(0.4)	(0.4)
• Trade discounts and rebates	(vii)	0.2	–	0.2	–	0.2	–	0.2
• Non amortisation of goodwill	(viii)	–	20.1	20.1	–	20.1	-	20.1
• Non depreciation of non-current assets impaired as at 1 July 2004	(ix)	–	2.2	2.2	–	2.2	(0.6)	1.6
• Disposal of foreign denominated subsidiary	(x)	(1.7)	–	(1.7)	–	(1.7)	–	(1.7)
• Business combinations	(xi)	(8.9)	–	(8.9)	–	(8.9)	–	(8.9)
Total movements		(14.7)	9.9	(4.8)	–	(4.8)	2.9	(1.9)
30 June 2005 under AIFRS		293.0	(112.9)	180.1	(68.5)	111.6	55.1	166.7

Note 8. **Impact of adopting Australian equivalents to International Financial Reporting Standards** (continued)
The following tables set out the adjustments to the consolidated entity upon adoption of AIFRS as at 30 June 2005.

						Consolidated
30 June 2005	**Notes**	**Contributed equity $m**	**Reserves $m**	**Retained profits $m**	**Outside equity interest $m**	**Total equity $m**
Net assets as at 30 June 2005 under AGAAP		1,694.2	(63.8)	181.1	0.9	1,812.4
• Defined benefit plans	(i)	–	–	(29.9)	–	(29.9)
• Employee Share Plan loans	(iii)	(3.4)	–	-	–	(3.4)
• Shares held in trust	(iv)	–	–	3.6	–	3.6
• Shares held in trust reclassification as a 'negative' reserve	(iv)	–	(9.7)	(0.5)	–	(10.2)
• Impairment of non-current assets	(v)	–	-	(182.9)	–	(182.9)
• Income tax	(vi)	–	–	5.7	–	5.7
• Trade discounts and rebates	(vii)	–	–	(3.4)	–	(3.4)
Total movements as at 1 July 2004		(3.4)	(9.7)	(207.4)	–	(220.5)
• Defined benefit plans	(i)	–	–	(1.1)	–	(1.1)
• Share based payments	(ii)	–	–	(2.3)	–	(2.3)
• Shares held in trust	(iv)	–	–	(0.7)	–	(0.7)
• Impairment of non-current assets	(v)	–	–	(8.7)	–	(8.7)
• Income tax	(vi)	–	–	(0.4)	–	(0.4)
• Trade discounts and rebates	(vii)	–	–	0.2	–	0.2
• Non amortisation of goodwill	(viii)	-	-	20.1	-	20.1
• Non depreciation of non-current assets impaired as at 1 July 2005	(ix)	-	-	1.6	-	1.6
• Disposal of foreign denominated subsidiary	(x)	-	-	(1.7)	-	(1.7)
• Business combinations	(xi)	–	–	(8.9)	–	(8.9)
Total movements to profit		–	–	(1.9)	–	(1.9)
• Disposal of foreign denominated subsidiary (reclassification)	(x)	–	–	1.7	–	1.7
• Repayment of employee share plan loans	(iii)	0.7	–	–	–	0.7
• Actuarial gains/(losses) defined benefit plan	(i)	–	–	(33.8)	–	(33.8)
• Share based payments	(ii)	–	–	2.3	–	2.3
• Impact of exchange rate movements		–	1.8	(0.1)	0.1	1.8
Net assets as at 30 June 2005 under AIFRS		1,691.5	(71.7)	(58.1)	1.0	1,562.7

Note 9. **Events subsequent to balance date**

Dividends

For dividends declared after 30 June 2006, see Note 2.

Maryvale Wood Yard Outsourcing

The Company has announced conditional agreement to outsource a new wood yard at Maryvale, which will result in one-off costs in the 2007 year of approximately $10 million.

DIRECTORS' DECLARATION

In the opinion of the Directors of PaperlinX Limited, the accompanying concise financial report including the remuneration disclosures that are contained in sections 1 to 3 and sections 5 to 7 of the Remuneration Report in the Directors' Report of the consolidated entity, comprising PaperlinX Limited and its controlled entities for the financial year ended 30 June 2006, set out on pages 66 to 79:

(a) has been derived from or is consistent with the Full Financial Report for the financial year, and:

(b) complies with Australian Accounting Standard AASB 1039 Concise Financial Reports.

In accordance with a resolution of the directors, dated at Melbourne, in the State of Victoria, this 21st day of August 2006.

David E Meiklejohn
Chairman

Thomas P Park
Managing Director and Chief Executive Officer

INDEPENDENT AUDIT REPORT
ON CONCISE FINANCIAL REPORT TO THE MEMBERS OF PAPERLINX LIMITED

Scope

The Financial Report, remuneration disclosures and Directors' responsibility

The concise financial report comprises the income statement, statement of recognised income and expense, balance sheet, statement of cash flows, accompanying notes 1 to 9 and the accompanying discussion and analysis on the income statement, statement of recognised income and expense, balance sheet and statement of cash flows for PaperlinX Limited ('the Company') and its controlled entities (the 'Consolidated Entity') for the year ended 30 June 2006.

As permitted by the *Corporations Regulations 2001*, the Company has disclosed information about the remuneration of Directors and executives ('remuneration disclosures'), required by Australian Accounting Standard AASB 124 Related Party Disclosures, under the heading 'Remuneration Report' in sections 1 to 3 and sections 5 to 7 of the Directors' Report and not in the concise financial report.

The Directors of the Company are responsible for the preparation of the concise financial report in accordance with Australian Accounting Standard AASB 1039 'Concise Financial Reports'. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report. The Directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore an audit cannot guarantee that all material misstatements have been detected. We have also performed an independent audit of the Full Financial Report and the remuneration disclosures of the Company and its controlled entities for the year ended 30 June 2006. The Remuneration Report in the Full Financial Report also contains information in section 4 not required by Accounting Standard AASB 124, which is not subject to our audit. Our audit report on the Full Financial Report and the remuneration disclosures was signed on 21 August 2006, and was not subject to any qualification.

We performed procedures in respect of the audit of the concise financial report to assess whether, in all material respects, the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039 'Concise Financial Reports'.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the Full Financial Report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures, which were not directly derived from the Full Financial Report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

In our opinion, the concise financial report of PaperlinX Limited and its controlled entities for the year ended 30 June 2006 complies with Australian Accounting Standard AASB 1039 'Concise Financial Reports'.

KPMG

P A Jovic
Partner

Melbourne
21 August 2006

1. Number of shareholders

There were 73,223 shareholders at 14 August 2006. All issued shares carry voting rights on a one-for-one basis.

2. Distribution of shareholding

Range of holdings	Number of shareholders	% of holders	Number of shares	% of shares
1 – 1,000	34,579	47.22	15,379,337	3.45
1,001 – 5,000	31,048	42.40	72,611,396	16.27
5,001 – 10,000	5,126	7.00	36,526,746	8.19
10,001 – 100,000	2,391	3.27	46,883,439	10.51
100,001 – over	79	0.11	274,781,291	61.58
Total	73,223	100.00	446,182,209	100.00

3. Unmarketable parcels

There were 5,578 members holding less than a marketable parcel of shares in the Company, (i.e. a parcel of shares valued at less than $500).

4. Listing

The Company's shares are quoted on the Australian Stock Exchange.

5. Twenty largest shareholders at 14 August 2006

	Number of shares	% of shares
HSBC Custody Nominees (Australia) Limited	93,339,900	20.92
Westpac Custodian Nominees Limited	74,376,390	16.67
J P Morgan Nominees Australia Limited	62,427,526	13.99
National Nominees Limited	34,604,913	7.76
ANZ Nominees Limited	26,042,009	5.84
Citicorp Nominees Pty Limited	24,108,797	5.40
RBC Global Services Australia Nominees Pty Limited	10,307,026	2.31
Cogent Nominees Pty Limited	6,708,773	1.50
Australian Foundation Investment Company Limited	5,411,757	1.21
ARGO Investments Limited	2,203,100	0.49
CPU Share Plans Pty Ltd	1,983,333	0.44
Queensland Investment Corporation	1,938,000	0.43
M F Custodians Ltd	1,171,437	0.26
Merrill Lynch (Australia) Nominees Pty Ltd	1,148,135	0.26
Triguboff Management Pty Limited	950,000	0.21
Transport Accident Commission	814,544	0.18
Victorian WorkCover Authority	750,056	0.17
Bond Street Custodians Limited Level 26	660,633	0.15
Fleet Nominees Pty Limited	614,343	0.14
The University of Melbourne	607,740	0.14
Total top 20 shareholders	**350,168,412**	**78.48**
Total issued shares	**446,182,209**	**100.00**

Substantial Shareholders as defined by the Corporations Act (holding at least 5 per cent of shares):

Name	No of shares	Percentage held
Maple-Brown Abbott Limited	51,241,490	11.48%
Capital Group Companies, Inc.	26,909,422	6.03%
Franklin Resources, Inc. and its affiliates	23,354,078	5.23%

6. Geographic location of shareholders by registered address:

	Number of shareholders	Number of shares
Australian Capital Territory	1,313	3,356,077
New South Wales	18,413	221,971,856
Northern Territory	124	192,778
Queensland	9,611	25,840,596
South Australia	4,453	12,561,394
Tasmania	1,655	3,158,317
Victoria	30,122	166,837,341
Western Australia	3,682	9,285,836
Total Australia	69,373	443,204,195
Canada	456	160,348
New Zealand	927	1,382,513
United Kingdom	216	290,974
United States of America	1,762	573,622
Germany	79	36,980
Hong Kong	37	123,284
Singapore	31	84,009
Other	342	326,284
Total overseas	3,850	2,978,014

7. Unquoted equity securities

Issued pursuant to the PaperlinX Employee Share/Option Plan.

Options

Options over ordinary shares at either no cost or a cost of one cent per option exercisable at prices ranging from $3.13 to $4.85 per share.

The vesting of certain options depends on the achievement of PaperlinX's long-term incentive plan performance conditions.

- Number of employees participating 56
- Number of securities 3,365,430

Performance rights

The Company has issued performance rights to certain senior management. Each performance right gives a contingent interest to one PaperlinX share. The vesting of the performance right depends upon the achievement of PaperlinX's long-term incentive plan performance conditions.

- Number of employees participating 201
- Number of securities 3,519,765

Share Registry

Shareholders with queries about anything related to their shareholding should contact the PaperlinX Share Registry in Melbourne, Australia:
by telephone (within Australia) 1800 232 867
or (outside Australia) +61 3 9415 4000
by facsimile +61 3 9473 2500.

Alternatively, shareholders may wish to write to:
PaperlinX Share Registry
Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford
Victoria 3067
Australia

Details of individual shareholdings can be checked conveniently and simply by visiting our Registrar's website at www.computershare.com/au/investors. For security reasons, you then need to key in your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) plus company name or ASX code and postcode to enable access to personal information.

Dividends

The Company proposes to pay dividends in September and April. Shareholders should retain for taxation purposes full details of dividend payments.

The following options are available to shareholders regarding payment of dividends:

1. By direct deposit to an Australian bank, building society or credit union account.
2. By cheque payable to the shareholder. Lost or stolen cheques should be reported immediately to the PaperlinX Share Registry, in writing, to enable stop payment and replacement.

Shareholders may choose to have their dividends paid directly into a nominated bank, building society or credit union account anywhere in Australia. Payments are electronically credited on the dividend date and confirmed by a payment advice sent to the shareholder. Request forms for this service are available from the PaperlinX Share Registry.

Shareholders resident in Australia and New Zealand may choose to participate in the Dividend Reinvestment Plan (DRP), effective of the 2006 Final Dividend. Request forms for the DRP are available from the PaperlinX Share Registry.

Tax file numbers

PaperlinX is required to withhold tax at the rate of 48.5 per cent on any unfranked component of dividends or interest paid to investors resident in Australia who have not supplied the Company with a tax file number (TFN) or exemption form. Investors are not required by law to provide their TFN if they do not wish to do so.

Transfer of shares off-market

No stamp duty is payable on off-market transfers.

Annual General Meeting

The Annual General Meeting is normally held in October.

The 2006 Annual General Meeting will be held on Friday 20 October 2006 at the Park Hyatt Melbourne, 1 Parliament Square, Melbourne, Australia at 11.00am.

Stock Exchange listing

PaperlinX shares are listed on the Australian Stock Exchange. All shares are recorded on the principal share register, which is located in Victoria, the state of incorporation of PaperlinX. The Company's ticker code is 'PPX'.

Publications

The Company's Concise Annual Report is the main source of information for investors and is mailed to shareholders in September. The 2006 Full Financial Report can be requested by telephone (Australia 1800 232 867, outside Australia +61 3 9415 4000) or by email at contact@paperlinx.com.au. Other sources of information are:

1. The Chairman's address to the Annual General Meeting, which will be available on the PaperlinX website.
2. The half year Financial Report reviewing the July-December half year, which will be mailed to shareholders in March.

Internet address

A range of corporate information may be obtained from the PaperlinX website at www.paperlinx.com. Investor information is available from the Investor Relations section.

Change of address

Issuer sponsored shareholders should notify the PaperlinX Share Registry immediately, in writing, signed by the shareholder/s, of any change to their registered address. For added security, shareholders should quote their previous address and HIN or SRN. CHESS uncertified shareholders should advise their sponsoring broker or non-broker participant.

Removal from mailing list

Shareholders who do not wish to receive the Concise Annual Report should advise the PaperlinX Share Registry, in writing, and include their HIN or SRN.

Change of name

Shareholders who change their name should notify the PaperlinX Share Registry, in writing, and attach a certified copy of a relevant marriage certificate or deed poll, and include their HIN or SRN.


PaperlinX

CONCISE ANNUAL REPORT 2006

The paper used in this Report is distributed by PaperlinX and its Merchanting businesses.

The cover stock is Tablex Embossed Ivory Board 290gsm produced with ISO 14001 environmental certification at Australian Paper's Shoalhaven Mill in New South Wales, Australia.

The text is printed on Hello™ Silk 130gsm, a woodfree coated paper, distributed exclusively by PaperlinX merchants.

The Sustainability Report is printed on revive™ Silk 130gsm, a 35 per cent recycled paper, produced with ISO 14001 environmental certification at Australian Paper's Tasmanian mills.

The Concise Financial Report is printed on Glopaque 80gsm, an offset paper produced with ISO 14001 environmental certification at Australian Paper's Burnie Mill in Tasmania, and the Maryvale Mill in Victoria, Australia.

When you have finished with this publication, PaperlinX encourages you to recycle it to avoid landfill.

STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE

		Consolidated		PaperlinX Limited	
	Note	2006 $m	2005 $m	2006 $m	2005 $m
Cash flows from operating activities					
Receipts from customers		7,431.7	7,641.6	10.0	8.8
Payments to suppliers and employees		(7,113.9)	(7,271.8)	(6.9)	(6.3)
Dividends received		0.8	0.3	25.5	177.0
Interest received		5.7	4.4	–	–
Interest paid		(69.6)	(74.3)	–	–
Income taxes paid		(6.1)	(36.9)	(1.5)	(0.3)
Other income received		11.2	10.1	–	–
Net cash from operating activities [1]		259.8	273.4	27.1	179.2
Cash flows from investing activities					
Loans (advanced to)/repaid by other persons		(0.9)	0.9	–	–
Acquisition of:					
Subsidiaries and businesses (net of cash and bank overdraft acquired)	40	(100.9)	(44.6)	–	–
Property, plant and equipment and intangibles		(101.4)	(86.3)	–	–
Proceeds on disposal of:					
Property, plant and equipment		51.1	29.5	–	–
Net cash used in investing activities		(152.1)	(100.5)	–	–
Cash flows from financing activities					
Dividends paid		(77.8)	(122.3)	(77.8)	(122.3)
Proceeds from issue of shares		0.4	–	–	0.4
Loans (repaid to)/received from subsidiaries		–	50.7	–	(57.3)
Loans (repaid to)/received from other persons		0.2	(3.1)	–	–
Proceeds from borrowings		1,156.0	669.2	–	–
Repayment of borrowings		(1,171.3)	(711.3)	–	–
Principal lease repayments		–	(0.1)	–	–
Net cash used in financing activities		(92.9)	(167.2)	(27.1)	(179.2)
Net increase in cash and cash equivalents		14.8	5.7	–	–
Cash and cash equivalents at the beginning of the year		427.8	445.0	–	–
Effect of exchange rate changes on translation of foreign currency cash flows and cash balances		11.3	(22.9)	–	–
Cash and cash equivalents at the end of the year [2]		453.9	427.8	–	–

Notes 1 to 45 form part of these financial statements and are to be read in conjunction therewith.

	Note	Consolidated 2006 $m	Consolidated 2005 $m	PaperlinX Limited 2006 $m	PaperlinX Limited 2005 $m
(1) Reconciliation of profit after income tax to net cash from operating activities					
Profit for the period		65.4	166.7	28.8	178.5
Depreciation and amortisation of property, plant, equipment and intangibles		104.7	112.9	–	–
Amortisation of capitalised borrowing costs		1.2		–	–
(Profit)/loss on disposal of non-current assets		(24.4)	(3.0)	–	–
Interest capitalised		(0.3)	–	–	–
Increase/(decrease) in current and deferred taxes		15.8	(92.0)	1.4	0.4
Increase/(decrease) in provisions		4.6	9.7	–	–
Movement in accrued and prepaid interest		1.5	(1.4)	–	–
Employee share options		2.9	2.3	–	–
Other items arising on transition to AIFRS		–	12.4	–	–
Impact of unrealised (profit)/loss in inventories		0.5	(3.2)	–	–
Operating profit before changes in working capital		171.9	204.4	30.2	178.9
(Increase)/decrease in trade and other receivables		13.9	75.8	(3.1)	0.3
(Increase)/decrease in inventories		23.8	18.9	–	–
Increase/(decrease) in trade and other payables		50.2	(25.7)	–	–
Net cash from operating activities		259.8	273.4	27.1	179.2
(2) Reconciliation of cash					
For the purposes of the Statements of Cash Flows, cash includes cash on hand and at bank and short-term money market investments, net of outstanding bank overdrafts. Cash as at 30 June as shown in the Statements of Cash Flows is reconciled to the related items in the Balance Sheets as follows:					
Cash and cash equivalents	8	455.1	429.1	–	–
Bank overdrafts	18	(1.2)	(1.3)	–	–
		453.9	427.8	–	–

Notes 1 to 45 form part of these financial statements and are to be read in conjunction therewith.

Note 1. Accounting policies

The following significant accounting policies have been applied by PaperlinX Limited ('the Company') and its subsidiaries together referred to as ('the consolidated entity'), having regard to their activities, in the preparation of the Consolidated Financial Report ('the Financial Report').

(1) Accounting Standards

The consolidated entity adopts the currently applicable Australian Accounting Standards and disclosure requirements of the professional accounting bodies.

(2) Basis of preparation

The Financial Report is a general purpose financial report prepared in accordance with Australian Accounting Standards ('AAS'), other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and the Corporations Act 2001.

This Financial Report is the first PaperlinX Limited Financial Report to be prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS). AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of the consolidated entity until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing this Financial Report for the year ended 30 June 2006, management has amended certain accounting, valuation and consolidation methods applied to the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The Company and the consolidated entity has taken the exemption available under AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRSs on the reported financial position, financial performance and cash flows of the consolidated entity and the Company are given in Note 44.

The Financial Report has been prepared on the basis of AIFRS that are effective or available for early adoption at the first AIFRS annual reporting date, 30 June 2006. The Company and the consolidated entity has elected to early adopt AASB 119 *Employee Benefits (issued in December 2004)*, AASB 2004-3 *Amendments to Australian Accounting Standards (issued in December 2004)* and AASB 2005-3 *Amendments to Australian Accounting Standards (issued in June 2005)* to the reporting periods beginning 1 July 2005. This includes applying AASB 119 to the comparatives in accordance with AASB 108 *Accounting Policies, Changes in Accounting Estimates and Errors.*

Issued standards not early adopted

The following standards and amendments were available for early adoption but have not been applied by the consolidated entity in these financial statements:

- AASB 7 *Financial Instruments: Disclosure* (August 2005) replacing the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007.
- AASB 2005-9 *Amendments to Australian Accounting Standards* (September 2005) requires that liabilities arising from the issue of financial guarantee contracts are recognised in the balance sheet. AASB 2005-9 is applicable for annual reporting periods beginning on or after 1 January 2006.
- AASB 2005-10 *Amendments to Australian Accounting Standards* (September 2005) makes consequential amendments to AASB 132 *Financial Instruments: Disclosure and Presentation*, AASB 101 *Presentation of Financial Statements* AASB 114 *Segment Reporting*, AASB 117 Leases, AASB 133 *Earnings per Share*, AASB 139 *Financial Instruments: Recognition and Measurement*, AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, AASB 4 *Insurance Contracts*, AASB 1023 General Insurance Contracts and AASB 1038 *Life Insurance Contracts*, arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.

The consolidated entity plans to adopt AASB 7, AASB 2005-9 and AASB 2005-10 in the 2007 financial year.

The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of the Company and the consolidated entity as the standard and the amendment are concerned only with disclosures.

The initial application of AASB 2005-9 could have an impact on the financial results of the Company and the consolidated entity as the amendment could result in liabilities being recognised for financial guarantees that have been provided by the Company and the consolidated entity. However, the quantification of the impact is not known or reasonably estimable in the current financial year as an exercise to quantify the financial impact has not been undertaken by the Company and the consolidated entity to date.

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of Australian Accounting Standards that have a significant effect on the Financial Report and estimates with a significant risk of material adjustment in the next year are discussed in Note 1(24).

The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial report and in preparing an opening AIFRS balance sheet at 1 July 2004 for the purposes of the transition to Australian Accounting Standards – AIFRS.

The accounting policies have been applied consistently by all entities in the consolidated entity.

The Financial Report is prepared on the historical cost basis except that the following assets and liabilities are stated in their fair value: derivative financial instruments, financial instruments held for trading, and financial instruments classified as available-for-sale.

The Company is of the kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated by CO 05/641 effective 28 July 2005 and CO 06/51 effective 31 January 2006) and in accordance with that Class Order, amounts in the Financial Report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Note 1. Accounting policies (continued)

(3) Basis of consolidation

The consolidated financial report of the consolidated entity is in accordance with Accounting Standard AASB 127 *Consolidated and Separate Financial Statements*. In preparing the consolidated financial report, all balances and transactions between entities included in the consolidated entity have been eliminated.

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. Investments in subsidiaries are carried at cost less accumulated impairment losses.

The financial statements of subsidiaries are included from the date control commences until the date control ceases.

Dividend distributions from subsidiaries are recognised by the parent entity when they are declared by the subsidiaries. Dividends received out of pre-acquisition reserves are eliminated against the carrying amount of the investment and not recognised in revenue.

Minority interests in the equity and results of the entities that are controlled by the consolidated entity are shown as a separate item in the Financial Report.

Other entities

Dividends from other investments are recognised when dividends are received.

(4) Revenue recognition

Sales revenue

Sales revenue comprises revenue earned (net of returns, discounts, allowances and the amount of goods and services tax) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised when the significant risks and rewards of ownership have been transferred to the customer.

Services

Revenue from the provision of services is recognised when the service is provided.

(5) Taxation

Income tax

Income tax on the profit and loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Tax consolidation

The Australian Federal Government enacted legislation in 2003 to allow companies comprising a parent entity and Australian wholly-owned subsidiaries to elect to consolidate and be treated as a single entity for Australian income tax purposes. The Company is the head entity of the Australian tax-consolidated group.

The Company has elected to form a tax-consolidated group effective from 1 July 2003. Under the consolidation rules, the PaperlinX Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. This has required a restatement of deferred tax balances with a consequential tax benefit of $77.0 million being recorded in the income statement for the 12 months ended 30 June 2005.

The process of entering into the tax-consolidation regime included the commissioning of detailed independent valuations of the Australian consolidated group's assets and entities as at 1 July 2003, to determine the impact of any reset tax cost bases.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the 'separate taxpayer within the group' approach by reference to the carrying amounts of assets and liabilities in the separate financial statements of each entity and the tax values applying under tax consolidation.

Current tax liabilities and assets and deferred tax assets arising from the unused tax losses and tax credits of the members of the tax-consolidated group are recognised by the Company (as head entity in the tax-consolidated group). Deferred tax assets and deferred tax liabilities are measured by reference to the carrying amounts of the assets and liabilities in the Company's balance sheet and their tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses assumed by the head entity from the subsidiaries in the tax consolidated group are recognised as amounts receivable or payable to other entities in the tax consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by the Company as an equity contribution to or distribution from the subsidiary. Distributions firstly reduce the carrying amount of the investment in the subsidiary and are then recognised as revenue.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability is recognised by the head entity only.

Nature of tax funding arrangements and tax sharing agreements

The members of the tax-consolidated group have entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivables (payables) in the separate financial statements of the members of the tax-consolidated groups equal in amount to the tax liability (asset) assumed. The inter-entity receivables/payables are at call.

Note 1. **Accounting policies** (continued)

Nature of tax funding arrangements and tax sharing agreements (continued)

The head entity recognises the assumed current tax amounts as current tax liabilities (assets), adding to its own current tax amounts, since they are also due to or from the same taxation authority. The current tax liabilities (assets) are equivalent to the tax balances generated by external transactions entered into by the tax-consolidated group. Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The members of the tax-consolidated group have also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as an expense item.

Receivables and payables are stated with the amount of GST included.

The net amount of GST payable to the ATO is included as a current liability in the Balance Sheet.

Cash flows are included in the Statements of Cash Flow on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(6) Depreciation

Property, plant and equipment, excluding freehold land, are depreciated at rates based upon their expected useful lives using the straight-line method. Freehold land is not depreciated.

Depreciation rates used for each class of asset are as follows:

Land improvements:	between 1% – 3% (2005 1% – 3%)
Buildings:	between 1% – 4% (2005 1% – 4%)
Plant and equipment:	between 4% – 20% (2005 4% – 20%)
Finance leases for equipment:	between 4% – 20% (2005 4% – 20%)

Depreciation and amortisation are expensed except to the extent they are included in the carrying amount of an asset as an allocation of production overheads.

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least annually.

(7) Employee Benefits

The consolidated entity's net obligation in respect of long-term service benefits, other than defined benefit superannuation funds, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date which have maturity dates approximating to the terms of the consolidated entity's obligations.

Liabilities for employee benefits for wages, salaries, annual leave and sick leave that are expected to be settled within 12 months of the reporting date represent present obligations resulting from employees' services provided to reporting date, are calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs, such as workers' compensation insurance and payroll tax. Non-accumulating non-monetary benefits, such as medical care, housing, cars and free of subsidised goods and services, are expenses based on the net marginal cost to the consolidated entity as the benefit are taken by the employees.

Employee benefits include, where appropriate, forecast future increases in wages and salaries, grossed up for on-costs, and are based on the consolidated entity's experience with staff departures.

Employee Share Plans

The consolidated entity maintains two employee share plans, the Employee Share Purchase Plan (ESPP) and the Employee Share and Option Plan (ESOP).

Employee Share Purchase Plan

Eligibility to participate in the ESPP is based on each employee's service period. An employee is to have been employed continuously by the consolidated entity for a period of 12 months or more at the date the invitation to subscribe is made, unless determined to be eligible at the discretion of the directors. The number of shares offered and the issue price are determined at the discretion of the directors, subject to the satisfaction of performance criteria. The performance criteria relate to the growth in the profit after tax of the consolidated entity.

When issues relating to the ESPP are made, non-recourse loans to assist in the purchase of the shares will be classified against share capital. The loans can be repaid at any time and must be fully paid when an individual ceases to be employed by the consolidated entity. The issues are accounted for as an option.

Employee Share and Option Plan

Subject to the satisfaction of specified service criteria, senior management of the consolidated entity may be offered a specified number of options as part of their total remuneration, at the discretion of the directors.

Subject to the satisfaction of specified performance criteria, senior management of the consolidated entity may be offered a specified number of shares, options or rights as part of their total remuneration, at the discretion of the Directors. There are two performance criteria that relate to earnings per share and the total shareholder return of the consolidated entity. In accordance with the rules of the ESOP, shares, options and rights may be issued upon such terms and conditions as determined by the Directors.

Repurchase of shares

The cost of shares purchased 'on market', in order to satisfy obligations under the ESOP, is recognised as a deduction from total equity and charged directly to retained earnings when they are allocated to employees.

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a deduction from total equity. In the financial statements the transactions with the sponsored employee share plan trust are treated as being executed directly by the consolidated entity. Accordingly, shares held by the trust are deducted from equity.

Note 1. Accounting policies (continued)

Performance options and performance rights

For options and performance rights granted before 7 November 2002 and/or vested before 1 January 2005, no expense is recognised. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

For options and performance rights granted after 7 November 2002 and vested after 1 January 2005, the fair value of options and performance rights granted under the ESOP is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date of the options and the performance rights is independently determined using an appropriate options pricing model that takes into account the exercise price, the expected life/term, the vesting and performance criteria, the impact of dilution, the non-tradeable nature, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the expected term.

The fair value of the options and performance rights granted excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options and performance rights that are expected to vest. At each balance sheet date, the entity revises its estimate of the number of options that are expected to vest. The employee benefit expense recognised each period takes into account the most recent estimate.

Upon the exercise of options and performance rights, the exercise price paid is recognised in equity.

The fair value of shares issued to employees for no cash consideration under the employee share purchase plan is recognised as an employee benefits expense with a corresponding increase in equity in the period during which the employee becomes unconditionally entitled to the shares.

Retirement benefit obligations

The consolidated entity has both defined benefit and defined contribution plans. The defined benefit plans provides defined lump sum benefits based on years of service and final average salary. The defined contribution plans receive fixed contributions from the consolidated entity and the consolidated entity's legal or constructive obligation is limited to these contributions.

A liability or asset in respect of defined benefit superannuation plans is recognised in the Balance Sheet, and is measured as the present value of the defined benefit obligation at the reporting date less the fair value of the superannuation fund's assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Actuarial gains and losses arising from experience adjustments and related changes in actuarial assumptions are charged or credited to retained earnings.

Past service costs are recognised immediately in income, unless the related changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

Future taxes that are funded by the entity and are part of the provision of the existing benefit obligation (e.g. taxes on investment income and employer contributions) are taken into account in measuring the net liability or asset.

(8) Net financing costs

Net financing costs comprise interest and other financing charges including foreign exchange gains and losses, net of interest on funds invested. These costs are brought to account in determining profit for the year, except to the extent the interest incurred relates to major capital items in which case interest is capitalised as a cost of the asset up to the time it is ready for its intended use or sale.

Interest income is recognised in the income statement as it accrues, using the effective interest method. The interest expense component of finance lease payments is recognised in the income statement using the effective interest method.

For fixed assets, the capitalised interest and charges are amortised over the expected useful economic lives.

(9) Property, plant and equipment

Depreciable property, plant and equipment are shown in the Financial Report at cost or deemed cost less accumulated depreciation and impairment losses.

Certain items of property, plant and equipment that had been revalued to fair value prior to 1 July 2004 (AIFRS transition date) are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

(10) Inventories

Inventories are valued at the lower of cost (including an appropriate proportion of fixed and variable overheads) and net realisable value in the normal course of business.

The cost of inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity. The provision for impairment losses is based on an ageing analysis.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(11) Cash and cash equivalents

Cash and cash equivalents comprise cash balances, short-term bills and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the consolidated entity's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(12) Foreign currency

Functional currency

The financial statements of foreign subsidiaries are measured using the currency of the primary economic environment in which the entity operates being the entity's functional currency. The consolidated financial statements are presented in Australian dollars, which is the consolidated entity's functional and presentational currency.

Transactions

The consolidated entity is exposed to changes in foreign currency exchange rates as a consequence of the need to purchase items denominated in foreign currency as part of its activities. Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of transaction. Monetary assets and liabilities at balance date are translated to Australian dollars at the foreign exchange rate ruling at that date. Non-monetary assets and liabilities measured at historical cost are translated using the exchange rate at the date of the transaction. All material foreign currency transactions, which are not offset by a natural hedge, are subject to forward exchange contracts and any exchange gains/losses arising from the effect of currency fluctuations on the underlying transactions are offset by the exchange gains/losses on the forward exchange contract. As a result, exchange rate movements on such foreign currency transactions are largely offset within the income statement.

Note 1. **Accounting policies** (continued)

Translation of foreign subsidiaries

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, generally are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

Any exchange gains/losses arising on transactions entered into to hedge the currency fluctuations on the net investment in foreign subsidiaries are recorded, net of tax, in the exchange fluctuation reserve on consolidation where it is determined to be an effective hedge. They are released into income upon disposal of the entity.

(13) Financial instruments

The consolidated entity is exposed to changes in interest rates, foreign exchange rates and commodity prices from its activities. The consolidated entity uses the following financial instruments to hedge these risks: interest rate swaps and forward exchange contracts. Financial instruments are not held for trading purposes.

Derivative instruments

Current period policy

Derivative instruments are initially recognised at fair value on the date the derivative contract is entered into and are subsequently remeasured to their fair value.

Changes in the fair value of derivative instruments are recognised immediately in the income statement.

Comparative period policy

Derivative instruments were only recognised when actual settlement occurred. Changes in the fair value of derivative instruments were not recognised in the income statement.

Financial instruments included in liabilities

Current period policy

Trade and other payables are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity and are stated at amortised cost.

Interest bearing loans and borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost. Any difference between cost and redeemable value is recognised as interest expense, on an effective interest basis in net financing costs over the period of the borrowings.

Comparative period policy

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Interest bearing loans and borrowings are carried at their principal amounts. Interest is charged as an expense as it accrues other than for amounts capitalised.

Financial instruments included in assets

Trade debtors and other receivables are carried at amortised cost less any impairment losses. Collectability of overdue accounts is assessed on an ongoing basis. Specific provision is made for all doubtful accounts.

Investments are initially recorded at cost and are subject to impairment testing at each reporting date.

They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months.

(14) Leased assets

Plant and equipment leases under which the consolidated entity assumes substantially all the risks and rewards of ownership are classified as finance leases. Other leases are classified as operating leases.

Operating leases

Payments made under operating leases are expensed on a straight-line basis over the term of the lease.

(15) Research and development expenditure

Expenditure on research activities is charged against operating profit in the year in which the expenditure is incurred. Expenditure on development activities is capitalised if the product or process is technically and commercially feasible, and completion is intended.

(16) Goodwill

Goodwill is no longer amortised but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less impairment charges where applicable.

Gains and losses on the disposal of an entity include the carrying value of goodwill relating to the entity sold. Goodwill is allocated to cash generating units for the purpose of impairment testing.

(17) Other intangible assets

Other intangible assets that are acquired by the consolidated entity are stated at cost less accumulated amortisation and impairment losses (see Note1(20)). The period of amortisation equates to the period over which benefits are expected to be derived.

(18) Brand names

Brand names acquired are carried at cost less any impairment losses and are not amortised on the basis that they have indefinite lives. The associated brands are supported by expenditure annually, consistent with the stated strategy to further develop the brands.

Brand names are allocated to cash generating units for the purpose of impairment testing.

(19) Business combinations

Business combinations prior to 1 July 2004.

Goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous AGAAP.

The classification and accounting treatment of business combinations (including goodwill) that occurred prior to 1 July 2004 has not been reconsidered in preparing the consolidated entity's opening AIFRS balance sheet at 1 July 2004.

Business combinations since 1 July 2004

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Note 1 Accounting policies (continued)

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. The excess of the cost of acquisition over the net fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the net fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(20) Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists the assets recoverable amount is estimated. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Impairment losses recognised in respect of cash generating units are allocated first to any goodwill allocated to the cash generating unit, and then to other assets in the unit on a pro rata basis.

Goodwill and indefinite lived intangible assets were tested for impairment at 1 July 2004, the date of transition to AIFRS even though no indication of impairment existed.

Recoverable amount

The recoverable amount of receivables carried at cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate. Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using an appropriate pre-tax discount rate.

Reversals of impairment

An impairment loss in respect of goodwill recorded in profit in one period is not permitted to be reversed to profit in a subsequent period.

In respect of other assets, an impairment loss is reversed only if there is an indication that the impairment loss may no longer exist and there has been a change in estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the assets carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(21) Provisions

A provision is recognised when there is a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Surplus leased premises

Provision is made for non-cancellable operating lease rentals payable on surplus lease premises when the expected future benefits to be obtained are less than the amount payable.

Workers' Compensation

Provision is made for workers' compensation claims in accordance with self-insurance licences held. The amount of this provision is confirmed at each year end by an independent actuary.

Restructuring

A provision for restructuring is recognised when the consolidated entity has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been publicly announced.

(22) Earnings per share

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to members of the parent entity by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus issue.

(23) Revisions of accounting estimates

Revisions to accounting estimates are recognised prospectively in current and future periods.

(24) Accounting estimates and judgments

The consolidated entity makes estimates and assumptions concerning the future. The resulting estimates will, by definition, seldom equal the actual result. The estimates and judgments that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Impairment of goodwill and intangibles with indefinite useful lives

The consolidated entity assesses whether goodwill and intangibles with indefinite useful lives are impaired at least annually in accordance with the accounting policy in Notes 1(16) and 1(18). These calculations involve an estimation of the recoverable amount of the cash generating units to which the goodwill and intangibles with indefinite useful lives are allocated.

Defined benefit superannuation fund obligations

Various actuarial assumptions are utilised in the determination of the consolidated entity's defined benefit superannuation fund obligations. These assumptions are discussed in Note 1(7).

(25) Change in accounting policy

The consolidated entity has taken advantage of the election under AASB 1 to not restate for AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*.

There are no adjustments for 1 July 2004 or the financial year ended 30 June 2005 as previous AGAAP continues to apply.

As at 1 July 2005, the adjustments to the consolidated entity are as follows:

- under previous AGAAP, not all derivatives were recognised in the balance sheet. On adoption of AASB 139, all derivatives are recognised at fair value on the balance sheet. The effect on the consolidated entity is to record the fair value of the derivatives on the balance sheet with a corresponding decrease in retained earnings of $0.3 million, net of tax of $0.1 million.
- debt establishment costs which were capitalised and amortised over the term of the borrowing under previous AGAAP, are recalculated based on the effective interest rate method and recognised as part of the liability rather than as a separate asset. This results in a decrease in assets of $4.0 million, and a decrease in financial liabilities of $4.0 million.

The impact of the above is $Nil on the Company.

	Consolidated 2006 $m	Consolidated 2005 $m	PaperlinX Limited 2006 $m	PaperlinX Limited 2005 $m
Note 2. Revenue				
Sales of goods	7,383.2	7,574.1	–	–
Rendering of services:				
• Subsidiaries	–	–	13.1	8.5
• Commissions	9.1	8.8	–	–
Total revenue	7,392.3	7,582.9	13.1	8.5
Note 3. Other income				
Insurance proceeds	0.1	–	–	–
Rent	2.0	1.2	–	–
Other	0.1	–	–	–
Dividends received/receivable:				
• Subsidiaries	–	–	25.5	177.0
• Other	0.8	0.3	–	–
Net profit on disposal of:				
• Non-current assets [1]	24.4	3.0	–	–
Total other income	27.3	4.6	25.5	177.0

[1] *Included in the amount in the current year is $16.3 million (2005: $Nil million) in relation to profits arising on the disposal of properties under commercial sale and lease-back arrangements. In accordance with the ongoing review of the owned properties, it is expected that further commercial sale and lease-back arrangements may be undertaken in the future.*

	Consolidated 2006 $m	Consolidated 2005 $m	PaperlinX Limited 2006 $m	PaperlinX Limited 2005 $m
Note 4. Expenses				
(a) Expenses (excluding financing costs)				
Cost of sales	6,027.7	6,101.5	–	–
Distribution and warehousing	424.4	423.2	–	–
Sales and marketing	348.4	380.5	–	–
General and administration [1]	464.9	496.4	6.9	6.3
Research and development	2.2	3.5	–	–
Total expenses (excluding financing costs)	7,267.6	7,405.1	6.9	6.3
(b) Personnel costs included above:				
Wages and salaries	601.5	612.8	–	–
Increase in liability for employee benefits and directors retiring allowances	22.6	21.9	–	–
Contributions to defined contribution plans	30.4	30.9	–	–
Employee share options and rights	2.9	2.3	–	–
Increase in liability for defined benefit obligation	17.9	20.5	–	–
	675.3	688.4	–	–

[1] *Current year costs include $15.2 million for redundancy, closure and other related costs relating to the manufacturing business at Shoalhaven mill.*

	Consolidated		PaperlinX Limited	
	2006 $m	2005 $m	2006 $m	2005 $m
Note 5. Profit for the year				
(a) Profit for the year comprises the following:				
Revenue sale of goods				
• Continuing operations	7,383.2	7,574.1	–	–
• Discontinuing operations	29.5	–	–	–
	7,412.7	7,574.1	–	–
Profit before depreciation, impairment, amortisation, net interest and tax				
• Continuing operations	255.8	293.0	31.7	179.2
• Discontinuing operations	1.3	–	–	–
	257.1	293.0	31.7	179.2
Depreciation, impairment and amortisation				
• Continuing operations	(104.7)	(112.9)	–	–
• Discontinuing operations	–	–	–	–
	(104.7)	(112.9)	–	–
Profit before net interest and tax				
• Continuing operations	151.1	180.1	31.7	179.2
• Discontinuing operations	1.3	–	–	–
	152.4	180.1	31.7	179.2
Net interest				
• Continuing operations	(64.9)	(68.5)	–	–
• Discontinuing operations	(0.2)	–	–	–
	(65.1)	(68.5)	–	–
Profit before tax				
• Continuing operations	86.2	111.6	31.7	179.2
• Discontinuing operations	1.1	–	–	–
	87.3	111.6	31.7	179.2
Tax				
• Continuing operations	(21.5)	55.1	(2.9)	(0.7)
• Discontinuing operations	(0.4)	–	–	–
	(21.9)	55.1	(2.9)	(0.7)
Profit for the year				
• Continuing operations	64.7	166.7	28.8	178.5
• Discontinuing operations	0.7	–	–	–
	65.4	166.7	28.8	178.5

	Consolidated		PaperlinX Limited	
	2006 $m	2005 $m	2006 $m	2005 $m
Note 5. Profit for the year (continued)				
(b) Profit before tax has been arrived at after (charging)/crediting:				
Depreciation:				
• of land improvements	(0.3)	(0.2)	–	–
• of buildings	(11.3)	(9.4)	–	–
• of plant and equipment	(73.2)	(72.2)	–	–
	(84.8)	(81.8)	–	–
Impairment:				
• of land	–	(0.1)	–	–
• of land improvements	–	(0.3)	–	–
• of buildings	–	(1.1)	–	–
• of plant and equipment	–	(10.9)	–	–
	–	(12.4)	–	–
Amortisation:				
• of computer software intangibles	(19.7)	(18.7)	–	–
• of leased assets	(0.2)	–		
	(19.9)	(18.7)	–	–
Total depreciation, impairment and amortisation	(104.7)	(112.9)	–	–
Provisions:				
• employee benefits and Directors' retiring allowances	(22.6)	(21.9)	–	–
• doubtful debts	(3.0)	(16.6)	–	–
• diminution in value of inventories	(1.1)	(3.2)	–	–
• other	(7.7)	(7.2)	–	–
Total provisions	(34.4)	(48.9)	–	–
Lease rentals:				
• Operating leases	(55.4)	(60.4)	–	–
(c) Net financing costs comprise the following				
Financial income:				
• Interest income	5.8	4.1	–	–
• Net foreign exchange gain	1.5	0.2	–	–
Total financial income	7.3	4.3	–	–
Financial expenses:				
• Interest expense	(71.0)	(72.6)	–	–
• Less capitalised interest expense	0.3	–	–	–
	(70.7)	(72.6)	–	–
• Other borrowing costs	(2.4)	(2.5)	–	–
Total financial expenses	(73.1)	(75.1)	–	–
Total net financing costs	**(65.8)**	**70.8**	–	–
Net interest:				
• Interest income	5.8	4.1	–	–
• Interest expense	(70.7)	(72.6)	–	–
Total net interest	**(64.9)**	**(68.5)**	–	–

	Consolidated 2006 $m	Consolidated 2005 $m	PaperlinX Limited 2006 $m	PaperlinX Limited 2005 $m
Note 6. Income tax expense				
Prima facie income tax expense calculated at standard rates of tax on profit from continuing operations and discontinuing operations	(26.2)	(33.5)	(9.5)	(53.8)
(Add)/deduct the tax effect of:				
• Tax rebate on dividends from investments	–	0.1	–	–
• Non assessable dividends from Australian subsidiaries	–	–	7.7	53.1
• Amortisation of goodwill allowable	8.4	8.7	–	–
• Overseas tax rate differential	(1.5)	(1.2)	–	–
• Research and development incentives	1.2	1.5	–	–
• Tax losses not brought to account	–	5.6	–	–
• Reversal of tax losses previously brought to account	(5.5)	–	–	–
• Income tax related to wholly-owned subsidiaries in the tax-consolidated group	–	–	3.9	8.1
• Recovery of income tax under a tax funding agreement	–	–	(3.9)	(8.1)
• Non-deductible expense for employee share options and rights	(0.9)	(0.7)	–	–
• Other	0.2	(6.4)	(1.1)	–
• Over provision in prior years	2.4	4.0	–	–
• Impact of resetting the tax values initially determined on implementation of tax consolidation	–	77.0	–	77.0
• Recovery of income tax under a tax funding agreement at transition	–	–	–	(77.0)
Total tax (expense)/benefit	(21.9)	55.1	(2.9)	(0.7)
Recognised in the income statement				
Current tax expense				
Current year	(18.8)	51.1	(2.9)	(0.7)
Adjustments for prior years	2.4	4.0	–	–
	(16.4)	55.1	(2.9)	(0.7)
Deferred tax expense				
Expense on derecognition of tax loss	(5.5)	–	–	–
	(5.5)	–	–	–
Total tax expense in income statement	(21.9)	55.1	(2.9)	(0.7)
Attributable to:				
Continuing operations	(21.5)	55.1	(2.9)	(0.7)
Discontinuing operations	(0.4)	–	–	–
	(21.9)	55.1	(2.9)	(0.7)

The balance of the consolidated franking account as at 30 June 2006 was $Nil million (2005: $3.6 million).
The balance of the franking account, is stated at a 30% tax rate.
The balance of the dividend franking account at prior year-end is adjusted for:
(a) franking credits that will arise from the payment of the current tax liabilities;
(b) franking debits that will arise from the payment of dividends recognised as a liability at the year-end;
(c) franking credits that will arise from the receipt of dividends recognised as receivables by the tax consolidated group at the year-end; and
(d) franking credits that the entity may be prevented from distributing in subsequent years.
The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

	Consolidated 2006 $m	Consolidated 2005 $m	PaperlinX Limited 2006 $m	PaperlinX Limited 2005 $m
Note 7. Dividends				
Interim dividend paid:				
• 5.5 cents per share paid on 5 April 2006, Nil% franked at a rate of 30% tax rate on fully paid shares [2]	24.6	–	24.6	–
• 13.5 cents per share paid on 4 April 2005, Nil% franked at a 30% tax rate on fully paid shares [1]	–	60.2	–	60.2
Final dividend paid:				
• 12 cents per share paid on 28 September 2005, Nil% franked at a 30% tax rate on fully paid shares [1]	53.5	–	53.5	–
• 14 cents per share paid on 30 September 2004, Nil% franked at a 30% tax rate on fully paid shares [1]	–	62.5	–	62.5
	78.1	122.7	78.1	122.7

[1] Paid out of profits measured in accordance with Australian Accounting Standards and other financial reporting requirements applicable for the year ended 30 June 2005.

[2] Paid out of profits measured in accordance with Australian equivalents to International Financial Reporting Standards and issued by the Australian Accounting Standards Board and the financial reporting requirements applicable for the year ended 30 June 2006.

PaperlinX Limited has declared a dividend, at the date of this report, on ordinary shares payable 13 October 2006 – 4.5 cents per share, unfranked on fully paid shares. This dividend has not been provided for in the accounts as at 30 June 2006.

It is expected that the interim dividend in respect of the year ending 30 June 2007 will be unfranked.

	Consolidated 2006 $m	Consolidated 2005 $m	PaperlinX Limited 2006 $m	PaperlinX Limited 2005 $m
Note 8. Cash and cash equivalents				
Cash on hand and at bank	387.0	362.3	–	–
Deposits at call	68.1	66.8	–	–
Total cash and cash equivalents	455.1	429.1	–	–
Note 9. Trade and other receivables				
Trade debtors [1]	1,460.6	1,366.6	–	–
Provision for impairment losses	(57.2)	(57.4)	–	–
Net trade debtors	1,403.4	1,309.2	–	–
Other debtors	82.6	70.4	3.1	–
Prepayments	55.8	53.6	–	–
Amounts owing from subsidiaries	–	–	–	201.4
Total trade and other receivables	1,541.8	1,433.2	3.1	201.4

[1] Credit terms for trade debtors vary across the consolidated entity.

	Consolidated		PaperlinX Limited	
	2006 $m	2005 $m	2006 $m	2005 $m
Note 10. Inventories				
At cost:				
Raw materials and stores	101.3	101.6	–	–
Provision for impairment losses	(8.8)	(6.9)	–	–
Net raw materials and stores	92.5	94.7	–	–
Work in progress	15.8	17.1	–	–
Finished goods	756.4	704.9	–	–
Provision for impairment losses	(20.7)	(21.0)	–	–
Net finished goods	735.7	683.9	–	–
At net realisable value:				
Finished goods	20.1	16.0	–	–
Total inventories	864.1	811.7	–	–

Note 11. Assets and liabilities held for sale

The assets and liabilities held for sale relate to part of the Merchanting and Paper Trading business purchased in Canada during the year, which are required to be sold as a condition of the regulatory approval of the total acquisition.

	Consolidated
	2006 $m
Assets classified as held for sale:	
Disposal group (Paper Merchanting)	
• Trade and other receivables	11.3
• Inventories	7.9
• Property, plant and equipment	0.4
	19.6
Liabilities classified as held for sale:	
Disposal group (Paper Merchanting)	
• Trade and other payables	0.9
	0.9
Revenue	29.5
Profit before depreciation, impairment, amortisation, net interest and tax	1.3
Depreciation, impairment and amortisation	–
Profit before net interest and tax	1.3
Interest	(0.2)
Profit before income tax	1.1
Tax	(0.4)
Profit for the year	0.7

During the year ended 30 June 2006, the component of the Canadian business held for sale had cash inflows from operating activities of $0.8 million, cash outflows from investing activities of $Nil and cash flows from financing activities of $Nil.

	Consolidated		PaperlinX Limited	
	2006 $m	2005 $m	2006 $m	2005 $m
Note 12. Receivables				
Other debtors	8.9	5.4	–	–
Total receivables	8.9	5.4	–	–
Note 13. Investments				
Shares in subsidiaries (refer Note 40):				
• At cost	–	–	1,912.1	1,549.8
Total investment in shares in subsidiaries	–	–	1,912.1	1,549.8
Shares in other companies				
Not listed on stock exchanges:				
• At cost	14.1	13.3	–	–
Total investment in other companies	14.1	13.3	–	–
Total investments	14.1	13.3	1,912.1	1,549.8
Note 14. Property, plant and equipment				
Land:				
• At cost	77.1	77.6	–	–
• Accumulated impairment losses	(2.4)	(2.3)	–	–
Total land	74.7	75.3	–	–
Land improvements:				
• At cost	11.4	9.3	–	–
• Accumulated depreciation and impairment losses	(3.1)	(2.9)	–	–
Total net land improvements	8.3	6.4	–	–
Buildings:				
• At cost	382.5	389.3	–	–
• Accumulated depreciation and impairment losses	(169.4)	(158.4)	–	–
Total net buildings	213.1	230.9	–	–
Plant and equipment:				
• At cost	1,926.4	1,779.4	–	–
• Accumulated depreciation and impairment losses	(1,232.1)	(1,107.0)	–	–
Total net plant and equipment	694.3	672.4	–	–
Leased assets:				
• Finance leases	1.4	0.4	–	–
• Accumulated amortisation and impairment losses	(1.0)	(0.2)	–	–
Total net leased assets	0.4	0.2	–	–
Total property, plant and equipment	990.8	985.2	–	–

	Consolidated		PaperlinX Limited	
	2006 $m	2005 $m	2006 $m	2005 $m
Note 14. Property, plant and equipment (continued)				
The reconciliation of the movement in each class of property, plant and equipment is as follows:				
Land:				
Balance at beginning of year:				
Cost	77.6	80.8	–	–
Accumulated impairment losses	(2.3)	(2.3)	–	–
Net balance at beginning of year	75.3	78.5	–	–
Disposals [2]	(6.3)	(0.1)	–	–
Acquisition of subsidiaries [3]	0.2	0.5	–	–
Foreign currency movements	5.0	(3.5)	–	
Impairment [4]	–	(0.1)	–	–
Transfers	0.5	–	–	–
Net balance at end of year	74.7	75.3	–	–
Land improvements:				
Balance at beginning of year:				
Cost	9.3	7.8	–	–
Accumulated depreciation and impairment losses	(2.9)	(2.4)	–	–
Net balance at beginning of year	6.4	5.4	–	–
Additions [1]	2.2	1.3	–	–
Depreciation	(0.3)	(0.2)	–	–
Transfers	–	0.2	–	
Impairment [4]	–	(0.3)	–	–
Net balance at end of year	8.3	6.4	–	–
Buildings:				
Balance at beginning of year:				
Cost	389.3	415.9	–	–
Accumulated depreciation and impairment losses	(158.4)	(161.8)	–	–
Net balance at beginning of year	230.9	254.1	–	–
Additions [1]	3.9	6.1	–	–
Disposals [2]	(24.1)	(3.5)	–	–
Depreciation	(11.3)	(9.4)	–	–
Acquisition of subsidiaries [3]	5.1	4.1	–	–
Transfers	(1.2)	(0.2)	–	–
Foreign currency movements	9.8	(19.2)	–	
Impairment [4]	–	(1.1)	–	–
Net balance at end of year	213.1	230.9	–	–

	Consolidated		PaperlinX Limited	
	2006 $m	2005 $m	2006 $m	2005 $m
Note 14. Property, plant and equipment (continued)				
Plant and equipment:				
Balance at beginning of year:				
Cost	1,779.4	1,813.3	–	–
Accumulated depreciation and impairment losses	(1,107.0)	(1,130.7)	–	–
Net balance at beginning of year	672.4	682.6	–	–
Additions [1]	91.0	86.3	–	–
Disposals [2]	(2.6)	(4.6)	–	–
Depreciation	(73.2)	(72.2)	–	–
Acquisition of subsidiaries [3]	4.4	1.6	–	–
Transfers	0.2	–	–	–
Transfers to computer software	(0.7)	–	–	–
Foreign currency movements	2.8	(10.4)	–	–
Impairment [4]	–	(10.9)	–	–
Net balance at end of year	694.3	672.4	–	–
Leased assets:				
Balance at beginning of year				
Cost	0.4	0.2	–	–
Accumulated depreciation and impairment losses	(0.2)	(0.2)	–	–
Net balance at beginning of year	0.2	–	–	–
Transfers	0.5	0.2	–	–
Depreciation	(0.2)	–	–	–
Disposals [2]	(0.1)	–	–	–
Net balance at end of year	0.4	0.2	–	–

[1] *The total additions included above are $97.1 million (2005: $93.7 million).*

[2] *The total disposals included above are $33.1 million (2005: $8.2 million).*

[3] *The total acquisitions of property, plant and equipment of subsidiaries included above are $9.7 million (2005: $6.2 million).*

[4] *The total impairment charges included above are $12.4 million arising wholly from certain mills in the Communication Papers industry segment of the Australian Paper Manufacturing business. The recoverable amount was based on value in use calculations. These calculations use a cash flow projection based on expected operating results over the estimated remaining life of the assets within each cash generating unit. A pre-tax discount rate of 9.5% has been used for discounting the projected cash flow and a nil growth rate has been applied in calculating the projected cash flow.*

	Consolidated		PaperlinX Limited	
	2006 $m	2005 $m	2006 $m	2005 $m
Note 15. Intangible assets				
Goodwill at cost	344.9	316.7	–	–
Computer software at cost	154.9	147.2	–	–
Accumulated amortisation and impairment losses	(105.5)	(85.0)	–	–
	49.4	62.2	–	
Brand names at cost	25.8	24.7	–	–
Other at cost	2.0	0.6	–	–
Accumulated amortisation and impairment losses	(0.5)	(0.5)	–	–
	1.5	0.1	–	–
Total intangible assets	421.6	403.7	–	–
The reconciliation of the movement in each class of intangible assets is as follows:				
Goodwill at cost: [1] [2]				
Balance at beginning of year:	316.7	337.1	–	–
Acquisition of subsidiaries	9.1	17.1	–	–
Foreign currency movements	15.2	(25.1)	–	–
Other	3.9	(3.5)	–	–
Business combinations	–	(8.9)	–	–
Balance at end of year	344.9	316.7	–	–
Computer software: [1] [3]				
Balance at beginning of year:				
Cost	147.2	154.9	–	–
Accumulated amortisation and impairment losses	(85.0)	(73.8)	–	–
Net balance at beginning of year	62.2	81.1	–	–
Amortisation	(19.7)	(18.7)	–	–
Transfers from plant and equipment	0.7	–	–	–
Foreign currency movements	1.3	(0.2)	–	–
Additions	4.9	–	–	–
Net balance at end of year	49.4	62.2	–	–
Brand names at cost: [1] [2]				
Balance at beginning of year	24.7	27.3	–	–
Foreign currency movements	1.1	(2.6)	–	–
Balance at end of year	25.8	24.7	–	–
Other: [1] [2]				
Balance at beginning of year				
Cost	0.6	0.6	–	–
Accumulated amortisation and impairment losses	(0.5)	(0.5)	–	–
Net balance at beginning of year	0.1	0.1	–	–
Business acquisitions	1.2	–	–	–
Foreign currency movements	0.2	–	–	–
Net balance at end of year	1.5	0.1	–	–

(1) *All intangibles are analysed on a cash generating unit basis. The impairment test is based on value in use calculations. These calculations use a cash flow projection based on expected operating results over the estimated remaining life of the assets within each cash generating unit. A pre-tax discount rate of 9.5% has been used in discounting the projected cash flow and a nil growth rate has been applied in calculating the projected cash flow.*

(2) *Goodwill, brand names and other intangibles all relate to the Paper Merchanting business.*

(3) *Computer software relates to all businesses.*

	Consolidated		PaperlinX Limited	
	2006 $m	2005 $m	2006 $m	2005 $m
Note 16. Deferred tax assets				
Deferred tax assets [1]	74.4	85.2	–	–
Total deferred tax assets	74.4	85.2	–	–
Deferred tax assets comprises the following:				
Provisions and employee benefits	52.4	62.9	–	–
Accrued expenses not claimed	0.6	0.4	–	–
Expenses capitalised	0.7	0.7	–	–
Other items	13.6	15.0	–	–
Tax losses [2]	7.1	6.2	–	–
	74.4	85.2	–	–

[1] *All movements in temporary differences in the current year have been recorded in the income statement.*

[2] *Potential further future income tax benefits of the consolidated entity relating to accumulated tax losses at balance date of $87.3 million (2005: $64.9 million) have not been recognised on the basis that it is not probable that future taxable profit will be available against which the consolidated entity can use the benefit from.*

	Consolidated		PaperlinX Limited	
	2006 $m	2005 $m	2006 $m	2005 $m
Note 17. Trade and other payables				
Trade creditors [1]	930.1	801.6	–	–
Other creditors	242.8	240.3	–	–
Amounts owing to subsidiaries	–	–	211.6	–
Total trade and other payables	1,172.9	1,041.9	211.6	–

[1] *Credit terms for trade creditors vary across the consolidated entity.*

	Consolidated		PaperlinX Limited	
	2006 $m	2005 $m	2006 $m	2005 $m
Note 18. Interest bearing loans and borrowings				
Unsecured interest bearing loans and borrowings: [1]				
• Bank overdrafts [2]	1.2	1.3	–	–
• Bank borrowings [3]	214.9	260.1	–	–
• CAD notes [4]	3.7	3.3	–	–
• Other loans	1.4	1.0	–	–
Finance lease liabilities	0.5	0.9	–	–
Total interest bearing loans and borrowings	221.7	266.6	–	–

[1] *Unsecured interest bearing loans and borrowings are shown net of capitalised borrowing costs of $2.1 million, where applicable.*

[2] *The consolidated entity has committed bank overdraft facilities to a maximum of $27.1 million (2005: $50.8 million). As at 30 June 2007, the unused portions of the facilities were $25.9 million (2005: $49.5 million). The bank overdrafts are payable on demand and are subject to annual review.*

[3] *Relates to the following bank borrowings excluding the impact of capitalised borrowing costs:*

- *$148.3 million (2005: $185.3 million) drawn under a USD 115 million (2005: USD 150 million) facility maturing in February 2007. Drawings under this facility incur interest at BBSY plus an applicable credit margin.*
- *$4.8 million (2005: $4.4 million) drawn under a SGD 20 million facility maturing in March 2007.*
- *$24.7 million (2005: $23.3 million) drawn under a NZD 45 million facility maturing in November 2006.*
- *$2.8 million (2005: $4.1 million) drawn under a MYR 12 million facility maturing in April 2007.*
- *$Nil million (2005: $1.4 million) drawn under a MYR 9.5 million facility maturing in December 2006.*
- *$36.4 million (2005: $41.6 million) drawn under various other facilities.*

[4] *Relates to $3.7 million (2005: $3.3 million) being CAD 3.0 million of the CAD 18 million Senior Unsecured Notes detailed in Note 23.*

These amounts will be repaid from other undrawn facilities and proceeds from operations.

	Consolidated		PaperlinX Limited	
	2006 $m	2005 $m	2006 $m	2005 $m
Note 19. Income tax payable				
Income tax	9.6	3.8	1.3	0.5
Total income tax payable	9.6	3.8	1.3	0.5
Note 20. Employee benefits				
Employee benefits	41.4	40.9	–	–
Total employee benefits	41.4	40.9	–	–
Note 21. Provisions				
Dividend payable [1]	–	–	–	–
Restructuring provision [2]	–	0.4	–	–
Other [3]	13.8	19.4	–	–
Total provisions	13.8	19.8	–	–
[1] The reconciliation of the movement in the provision for dividend payable is as follows:				
Balance at the beginning of the year	–	–	–	–
Provided during the year	78.1	122.7	78.1	122.7
Paid during the year – cash	(77.8)	(122.3)	(77.8)	(122.3)
Paid during the year – non-cash	(0.3)	(0.4)	(0.3)	(0.4)
	–	–	–	–
[2] The reconciliation of the movement in the restructuring provision in relation to acquisitions is as follows:				
Balance at the beginning of the year	0.4	12.0	–	–
Provided for at acquisition date	–	1.3	–	–
Paid during the year	(0.4)	(10.6)	–	–
Utilised amount written back to assets on acquisition	–	(1.0)	–	–
Unutilised amount written back to goodwill on acquisition	–	(0.8)	–	–
Foreign currency movements	–	(0.5)	–	–
	–	0.4	–	–
[3] The reconciliation of the movement in other provisions is as follows:				
Balance at the beginning of the year	19.4	37.1	–	–
Provided during the year	4.5	4.8	–	–
Paid during the year	(4.4)	(8.0)	–	–
Transfers to/(from) non-current provision	(5.3)	(14.4)	–	–
Business acquisitions	–	1.8	–	–
Foreign currency movements	(0.4)	(1.9)	–	–
	13.8	19.4	–	–
Note 22. Payables				
Other creditors	93.1	119.6	–	–
Total payables	93.1	119.6	–	–

	Consolidated		PaperlinX Limited	
	2006 $m	2005 $m	2006 $m	2005 $m
Note 23. Interest bearing loans and borrowings				
Unsecured interest bearing loans and borrowings: (1)				
• Bank borrowings (2)	639.2	559.7	–	–
• USD notes (3)	165.0	159.9	–	–
• CAD notes (4)	79.3	72.8	–	–
• GBP notes (5)	253.1	242.9	–	–
Finance lease liabilities	0.1	0.7	–	–
Total interest bearing loans and borrowings	1,136.7	1,036.0	–	–
Reconciliation of consolidated net interest bearing loans and borrowings				
Current interest bearing loans and borrowings – refer Note 18	221.7	266.6	–	–
Non-current interest bearing loans and borrowings – refer above in Note 23	1,136.7	1,036.0	–	–
Total interest bearing loans and borrowings (6)	1,358.4	1,302.6	–	–
Cash and cash equivalents – refer Note 8	(455.1)	(429.1)	–	–
Net interest bearing loans and borrowings	903.3	873.5	–	–

(1) Unsecured interest bearing loans and borrowings are shown net of capitalised borrowing costs of $1.8 million, where applicable.

(2) Relates to the following bank borrowings:

- *$639.5 million (2005: $549.8 million) drawn under a USD 815 million (2005: USD 850 million) facility maturing USD 115 million in February 2007, USD 300 million in February 2008 and USD 400 million in February 2010. Drawings under this facility incur interest at BBSY plus an applicable credit margin. The current portion of this facility is shown in Note 18.*
- *$0.8 million (2005: $9.9 million) drawn under various other facilities.*

(3) Relates to the following notes:

- *$76.5 million (2005: $74.0 million), being USD 56 million of Senior Unsecured Notes, maturing 2017 at 7.88%, repayments are in equal instalments from 2011 to 2017.*
- *$88.7 million (2005: $85.9 million), being USD 50 million Senior Unsecured Notes, maturing in 2014 at 5.70%, and USD 15.0 million Senior Unsecured Notes, maturing in 2019 at 6.05%.*

(4) $79.3 million (2005: $72.8 million), being CAD 18 million (2005: CAD 21 million) Senior Unsecured Notes, maturing 2012 at 7.59%, repayments are in equal instalments from 2006 to 2012, and CAD 49 million Senior Unsecured Notes, maturing 2017 at 8.01%, repayments are in equal instalments from 2011 to 2017. The current portion of this facility is shown in Note 18.

(5) $253.6 million (2005: $242.9 million), being GBP 57.4 million Senior Unsecured Notes, maturing in 2014 at 6.67%, and GBP 43.8 million Senior Unsecured Notes, maturing in 2019 at 6.48%.

(6) As at 30 June 2006, the unused portions of both current and non-current facilities totalled $396.6 million (2005: $439.9 million).

	Consolidated		PaperlinX Limited	
	2006 $m	2005 $m	2006 $m	2005 $m
Note 24. Deferred tax liabilities				
Deferred income tax	43.4	33.4	0.5	–
Total deferred tax liabilities	43.4	33.4	0.5	–
Deferred tax liabilities comprises the following:				
Prepayments claimed	1.1	1.1	–	–
Receivables deferred for tax	0.5	–	0.5	–
Difference between fixed asset book and tax written down value	37.6	27.7	–	–
Other	4.2	4.6	–	–
	43.4	33.4	0.5	–

	Consolidated		PaperlinX Limited	
	2006 $m	2005 $m	2006 $m	2005 $m
Note 25. Employee benefits				
Employee benefits [1]	37.3	38.9	–	–
Total employee benefits	37.3	38.9	–	–
The aggregate employee benefits at balance date is:				
Current – refer Note 20	41.4	40.9	–	–
Non-current – refer Note 25	37.3	38.9	–	–
Total employee benefits	78.7	79.8	–	–

[1] *Included in the above employee benefits of the consolidated entity are Directors' retiring allowances of $2.2 million (2005: $1.9 million), which are disclosed in detail in the Directors' Report. These benefits only relate to Non-executive Directors of PaperlinX Limited and are in accordance with the Company's Constitution and with agreements between the company and individual Directors. No liability exists for Directors' retiring allowances in respect of Directors in the full-time employment of PaperlinX Limited or its subsidiaries.*

	Consolidated		PaperlinX Limited	
	2006 $m	2005 $m	2006 $m	2005 $m
Note 26. Provisions				
Other [1]	10.9	3.2	–	–
Total provisions	10.9	3.2	–	–
The aggregate other provisions at balance date are: [2]				
Current – refer Note 21	13.8	19.8	–	–
Non-current – refer Note 26	10.9	3.2	–	–
Total other provisions	24.7	23.0	–	–
[1] *The reconciliation of the movement in other provisions is as follows:*				
Balance at beginning of year	3.2	3.1	–	–
Provided during the year	3.2	2.3	–	–
Paid during the year	(2.5)	(0.2)	–	–
Transfers to current provisions	5.3	(1.6)	–	–
Foreign currency movements	1.3	(0.4)	–	–
Business acquisitions	0.4	–	–	–
	10.9	3.2	–	–

[2] *Included in the above aggregate other provisions of the consolidated entity are provisions relating to surplus leased premises of $5.1 million, self-insurance for workers compensation in Tasmania and Victoria of $6.3 million.*

	Consolidated		PaperlinX Limited	
	2006 $m	2005 $m	2006 $m	2005 $m
Note 27. Issued capital				
Issued and paid-up share capital				
446,182,209 ordinary shares	1,694.2	1,694.2	1,694.2	1,694.2
(2005: 446,172,209 ordinary shares)				
Employee share plan loans	(2.3)	(2.7)	(2.3)	(2.7)
Total issued capital	1,691.9	1,691.5	1,691.9	1,691.5
Movement in ordinary share capital:				
Balance at beginning of year	1,694.2	1,693.8	1,694.2	1,693.8
10,000 (2005: 27,500) shares issued at $3.32 each pursuant to options exercised	–	0.1	–	0.1
Nil (2005: 55,000) shares issued at $3.50 each pursuant to options exercised	–	0.2	–	0.2
Nil (2005: 23,100) shares issued at $4.12 each pursuant to options exercised	–	0.1	–	0.1
Balance at end of year	1,694.2	1,694.2	1,694.2	1,694.2
Movement in employee share plan loans:				
Balance at beginning of year	(2.7)	(3.1)	(2.7)	(3.1)
Repayments	0.4	0.4	0.4	0.4
Balance at end of year	(2.3)	(2.7)	(2.3)	(2.7)

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding-up of PaperlinX Limited, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

Shares

PaperlinX Limited has in prior years issued employee shares at a discount to the market price, on the date of the issue, in accordance with the terms of the Employee Share Purchase Plan as approved by shareholders. Each of the share plan issues is at a varying discount to the market price on the date of the issue in order to comply with the local legislative requirements, and to ensure that the issues in each country are approximately equivalent in value to employees.

The granting of employee shares was generally subject to specific performance criteria being achieved – refer Note 1(7). This plan ceased in 2004 and no future issuances of shares will be made under this plan.

Options

- During the year, the following options over shares were exercised:
  10,000 options, which had been granted on 20 November 2000 at an exercise price of $3.32, were exercised on 13 December 2005. The market price of the shares was $3.55.
  This resulted in the aggregate issue of 10,000 shares.
- During the prior year, the following options over shares were exercised:
  27,500 options, which had been granted on 20 November 2000 at an exercise price of $3.32, were exercised between 2 September 2004 and 24 September 2004. The market price of the shares was between $5.14 and $5.38.
  55,000 options, which had been granted on 19 April 2001 at an exercise price of $3.50, were exercised between 7 September 2004 and 30 March 2005. The market price of the shares was between $4.07 and $5.18.
  23,100 options, which had been granted on 13 September 2001 at an exercise price of $4.12, were exercised between 23 September 2004 and 7 October 2004. The market price of the shares was between $5.14 and $5.32.
  This resulted in the aggregate issue of 105,600 shares.
- During the year, the following options lapsed:
  10,000 options, which had been granted on 14 April 2000 at an exercise price of $3.13.
  12,500 options, which had been granted on 20 November 2000 at an exercise price of $3.32.
  210,000 options, which had been granted on 19 April 2001 at an exercise price of $3.50.
  30,400 options, which had been granted on 13 September 2001 at an exercise price of $4.12.
  15,000 options, which had been granted on 13 September 2001 at an exercise price of $4.18.
  26,000 options, which had been granted on 20 September 2002 at an exercise price of $5.13.
  17,610 performance options, which had been granted on 30 November 2004 at an exercise price of $4.85.
  33,880 performance options, which had been granted on 2 September 2005 at an exercise price of $2.77.
- During the prior year, the following options lapsed:
  9,000 options, which had been granted on 20 September 2002 at an exercise price of $5.13.
  4,200 options, which had been granted on 13 September 2001 at an exercise price of $4.12.

Note 27 **Issued capital** (continued)

Options

During the year, PaperlinX Limited granted options over ordinary shares as follows:

- Employee Share and Option Plan

  1,022,140 performance options over 1,022,140 ordinary shares on the grant date of 2 September 2005 at an exercise price of $2.77 per option, which was the weighted average price on the Australian Stock Exchange for the 30 days prior to 30 June 2005.

  9,720 performance options over 9,720 ordinary shares on the grant date of 2 September 2005 at an exercise price of $4.85 per option, which was the weighted average price on the Australian Stock Exchange for the 30 days prior to 30 June 2004.

  150,000 options over 150,000 ordinary shares on the grant date of 28 February 2006 at an exercise price of $2.77 per option, which was the weighted average price on the Australian Stock Exchange for the 30 days prior to 30 June 2005.

During the prior year, PaperlinX Limited granted options over ordinary shares as follows:

- Employee Share and Option Plan

  613,090 performance options over 613,090 ordinary shares on the grant date of 30 November 2004 at an exercise price of $4.85 per option, which was the weighted average price on the Australian Stock Exchange for the thirty days prior to 30 June 2004.

At reporting date, there are 3,552,160 (2005: 2,735,690) unissued shares of PaperlinX Limited which are under option whose exercise is subject to the satisfaction of the terms of the option agreements. The options cannot be exercised for three years from the date of being granted, except on termination of employment, in which case they must be exercised within 30 days of the termination date or as otherwise determined by the Board. The details of the options on issue are as follows:

465,000 (2005: 475,000)	at	$3.13 at the grant date of 14 April 2000
195,000 (2005: 217,500)	at	$3.32 at the grant date of 20 November 2000
400,000 (2005: 610,000)	at	$3.50 at the grant date of 19 April 2001
228,700 (2005: 259,100)	at	$4.12 at the grant date of 13 September 2001
50,000 (2005: 65,000)	at	$4.18 at the grant date of 13 September 2001
170,000 (2005: 196,000)	at	$5.13 at the grant date of 20 September 2002
150,000 (2005: 150,000)	at	$4.76 at the grant date of 18 June 2003
150,000 (2005: 150,000)	at	$4.64 at the grant date of 26 November 2003
605,200 (2005: 613,090)	at	$4.85 at the grant date of 22 December 2004
988,260 (2005: nil)	at	$2.77 at the grant date of 2 September 2005
150,000 (2005: nil)	at	$2.77 at the grant date of 28 February 2006

	Consolidated	
	2006 $m	2005 $m
Outstanding at the beginning of the period	2,735,690	2,241,400
Lapsed during the period	(355,390)	(13,200)
Granted during the period	1,181,860	613,090
Exercised	(10,000)	(105,600)
Outstanding at the end of the period	3,552,160	2,735,690

The weighted average share price for options at the end of the financial year was $3.67 (2005: $4.05).

Employee Share Plan loans

Loans to executive Directors, officers and employees in the full time employment of the consolidated entity are made in accordance with a scheme to provide financial assistance to enable executive Directors and employees of the consolidated entity to purchase shares in PaperlinX Limited as approved by PaperlinX Limited shareholders. These loans are interest free and are reduced either by the dividends paid on the shares so issued or in certain instances in accordance with an agreed schedule of repayments which does not exceed three years.

	Consolidated		PaperlinX Limited	
	2006 $m	2005 $m	2006 $m	2005 $m
Note 28. Reserves				
Reserve for own shares				
Balance at beginning of year	(9.7)	(9.7)	–	–
Balance at end of year	(9.7)	(9.7)	–	–
Translation reserve				
Balance at beginning of year	(62.0)	(17.8)	–	–
Exchange fluctuation on translation of overseas subsidiaries	26.7	(44.2)	–	–
Balance at end of year	(35.3)	(62.0)	–	–
Total reserves	(45.0)	(71.7)	–	–

Nature and purpose of reserves

Reserve for own shares

The reserve for own shares represents the value of shares held by an equity compensation plan that the consolidated entity is required to include in the consolidated financial statements. This reserve will be reversed against share capital when the underlying shares vest in the employee. No gain or loss is recognised in profit or loss on the purchase, sale issue or cancellation of the consolidated entity's own equity instruments. The number of shares purchased is disclosed in Note 37.

Translation Reserve

The translation reserve records the foreign currency differences arising from the translation of the financial statements of foreign subsidiaries and the impact of transactions that hedge the company's net investment in a foreign operation, net of tax. Refer to Note 1(12).

	Consolidated		PaperlinX Limited	
	2006 $m	2005 $m	2006 $m	2005 $m
Note 29. Retained profits				
Balance at beginning of year	(58.1)	(70.4)	59.2	3.4
Adjustment to comply with AASB139 Financial Instruments: Recognition and Measurement	(0.3)	–	–	–
Balance restated	(58.4)	(70.4)	59.2	3.4
Net profit attributable to members of PaperlinX Limited	65.4	166.6	28.8	178.5
Employee share options and rights	2.9	2.3	–	–
Actuarial gains/(losses) on defined benefit plans	30.0	(33.9)	–	–
Dividends paid	(78.1)	(122.7)	(78.1)	(122.7)
Total retained profits	(38.2)	(58.1)	9.9	59.2
Note 30. Minority interest				
Issued capital	–	1.0	–	–
Total minority interest	–	1.0	–	–
Note 31. Capital expenditure commitments				
Capital expenditure contracted but not provided for:				
• Not later than one year	52.5	3.8	–	–
• Later than one year but not later than five years	–	0.1	–	–
Total capital expenditure commitments	52.5	3.9	–	–

	Consolidated 2006 $m	Consolidated 2005 $m	PaperlinX Limited 2006 $m	PaperlinX Limited 2005 $m
Note 32. Lease commitments				
Finance lease liability				
Lease expenditure contracted and provided for:				
• Not later than one year	0.3	0.9	–	–
• Later than one year but not later than five years	0.3	0.7	–	–
Minimum lease payments	0.6	1.6	–	–
Less: Future finance charges	–	–	–	–
Total finance lease liability	0.6	1.6	–	–
Current lease liabilities – refer Note 18	0.5	0.9	–	–
Non-current lease liabilities – refer Note 23	0.1	0.7	–	–
Total finance lease liability	0.6	1.6	–	–

The consolidated entity enters into finance leases from time to time in relation to plant and equipment. At the end of the lease term, the consolidated entity has the option to purchase the plant and equipment at a price established at the time of entering the lease.

	Consolidated 2006 $m	Consolidated 2005 $m	PaperlinX Limited 2006 $m	PaperlinX Limited 2005 $m
Operating lease commitments				
Lease expenditure contracted but not provided for:				
• Not later than one year	93.5	83.3	–	–
• Later than one year but not later than five years	187.3	172.8	–	–
• Later than five years	124.2	117.1	–	–
Total operating lease commitments	405.0	373.2	–	–

The consolidated entity enters into operating leases from time to time in relation to property, plant and equipment. The major component relates to the leases of buildings. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated.

Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on the relevant index or operating criteria.

	Consolidated 2006 $m	Consolidated 2005 $m	PaperlinX Limited 2006 $m	PaperlinX Limited 2005 $m
Note 33. Other expenditure commitments				
Expenditure contracted but not provided for covering supplies and services to be provided:				
• Not later than one year	47.6	58.8	–	–
• Later than one year but not later than five years	109.6	119.4	–	–
• Later than five years	160.2	230.2	–	–
Total other expenditure commitments	317.4	408.4	–	–

	Consolidated		PaperlinX Limited	
	2006 $m	2005 $m	2006 $m	2005 $m
Note 34. Contingent liabilities				
Contingent liabilities arising in respect of:				
Related bodies corporate:				
• Bank guarantees (government)	–	–	9.6	8.4
• Bank guarantees (trade)	7.3	5.2	–	–
• Loan guarantees	–	–	501.9	530.8
Total contingent liabilities	7.3	5.2	511.5	539.2

The bank guarantees (government), the beneficiaries of which are government departments, are in relation to the specific requirement of self-insurance licence for workers' compensation in Australia.

The bank guarantees (trade), the beneficiaries of which are third parties, are primarily in relation to the importation of products.

The loan guarantees of $501.9 million (2005: $530.8 million) relate to the following items:

- $76.5 million (2005: $74.0 million), being USD 56.0 million Senior Unsecured Notes issued by subsidiary companies.
- $83.0 million (2005: $76.0 million), being CAD 67.0 million (2005: CAD 70.0 million) Senior Unsecured Notes issued by subsidiary companies.
- $88.7 million (2005: $85.9 million), being USD 65.0 million Senior Unsecured Notes issued by subsidiary companies.
- $253.6 million (2005: $242.9 million), being GBP 101.2 million Senior Unsecured Notes issued by subsidiary companies.
- $Nil million (2005: $52.0 million), other working capital facilities.

Capital expenditure is incurred annually to enhance environmental performance. There can be no assurance that material new expenditure will not be required as a result of new information or regulatory requirements with respect to known sites or identification of new remedial obligations at other sites.

Under the terms of the ASIC Class Order 98/1418 dated 13 August 1998 (as amended) PaperlinX Limited and certain subsidiaries have entered into approved deeds for the cross guarantee of liabilities with those subsidiaries identified in Note 40.

	Consolidated		PaperlinX Limited	
	2006 $m	2005 $m	2006 $m	2005 $m
Note 35. Auditors' remuneration				
Amounts received or due and receivable for audit services by:				
• Auditors of the Company	4.675	4.406	–	–
• Other auditors		–	–	–
Amounts received or due and receivable for other services by:				
• Auditors of the Company				
Other assurance services	0.040	0.037	–	–
Taxation services	0.188	0.165	–	–
Other services	0.029	0.019	–	–
Divestment advisory services	0.545	–	–	–
Total auditors' remuneration	5.477	4.627	–	–

The auditors of the Company are KPMG. From time to time, KPMG provides other services to the Company, which are subject to the corporate governance procedures adopted by the Company which encompass the restriction of non-audit services provided by the auditor of the Company, the selection of service providers and the setting of their remuneration. The guidelines adopted by KPMG for the provision of other services are designed to ensure their statutory independence is not compromised. In the current year, the Company has engaged the services of other accounting firms to perform a variety of non-audit assignments.

Note 36. Key management personnel

(a) The term 'key management personnel' is defined as comprising Non-executive Directors, executive Directors and executives in AASB 124 Related Party Disclosures (December 2004).
The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated, were key management personnel for the entire period.

1. Non-executive Directors

D E Meiklejohn	Chairman
A F Guy	Director
B J Jackson	Director
N L Scheinkestel	Director
D A Walsh	Director
L J Yelland	Director

2. Executive Directors

T P Park	Managing Director & Chief Executive Officer
D G Abotomey	Former Director & Chief Financial Officer (resigned 31 December 2005)

3. Executives

C B Creighton	President Merchanting North America
M J Fothergill	Group General Manager Merchanting Australia
D M Goldthorp	Executive General Manager Corporate Development
R F O'Brien	Executive General Manager Human Resources
E de Voogd	Chief Executive Officer PaperlinX Europe
D M Lamont	Chief Financial Officer (effective February 2006)

Key management personnel compensation for the period is as follows:

	Consolidated		PaperlinX Limited	
	2006 $	2005 $	2006 $	2005 $
Short-term benefits	8,461,853	7,377,154	–	–
Post-employment benefits	1,142,460	987,931	–	–
Equity plans	494,180	253,906	–	–
Termination benefits	1,113,172	–	–	–
	11,211,665	8,618,991	–	–

(b) Individual Directors' and executives' compensation contracts
Disclosures of remuneration policies, service contracts and details of remuneration are included in the Remuneration Report as set out on pages 52 to 57 of the Directors' Report.

(c) Maximum potential shares – Executive Directors and executives
The maximum number of shares that may be earned under the Long Term Incentive Plan (comprising the performance share plan and the performance rights plan) by executive Directors and executives over a specified period subject to the satisfaction of specified performance criteria is as follows:

	Maximum potential entitlement		
	At 1 July 2005	Movement [2]	At 30 June 2006
Executive Directors			
T P Park	690,215	390,430	1,080,645
D G Abotomey [1]	195,360	(195,360)	–
Executives			
C B Creighton	162,560	(28,400)	134,160
M J Fothergill	158,420	(27,550)	130,870
D M Lamont	–	–	–
D M Goldthorp	169,980	(27,580)	142,400
R F O'Brien	152,560	(36,670)	115,890
E de Voogd	168,873	(20,343)	148,530

[1] *Resigned as a Director effective 31 December 2005 and employment ceased 8 July 2006*
[2] *Includes performance shares/rights that have lapsed as at 30 June 2006.*

In the year ended 30 June 2006, none of those shares were vested to any executive Director or executive.

	Maximum potential entitlement		
	At 1 July 2005	Movement	At 30 June 2006
Note 36. Key management personnel (continued)			
Executive Directors			
T P Park	600,000	90,215	690,215
D G Abotomey	105,000	90,360	195,360
P R Waterworth	105,000	(105,000)	–
Executives			
R J Breen	60,000	71,060	131,060
C B Creighton	60,000	102,560	162,560
M J Fothergill	60,000	98,420	158,420
D M Goldthorp	105,000	64,980	169,980
T Heine-Geldern	–	44,270	44,270
R F O'Brien	105,000	47,560	152,560
E de Voogd	93,333	75,540	168,873

(d) Loans to key management personnel and their related parties

PaperlinX Limited has not made any loan to any key management personnel and their related parties other than those in accordance with the terms of the Employee Share Purchase Plan – Refer Note 27. No individual loan is greater than $100,000.

The reconciliation of the aggregate movement in the Employee Share Purchase Plan loans to the key management personnel of the Company and the consolidated entity is as follows:

	At 1 July 2005 $	Repayments $	At 30 June 2006 $
Executive Directors (number included 0)	530	(530)	–
Executives (number included 2)	33,248	(3,699)	29,549

	At 1 July 2004 $	Repayments $	At 30 June 2005 $
Executive Directors (number included 2)	73,438	72,908	530
Executives (number included 3)	37,887	4,639	33,248

(e) Shareholdings of key management personnel

The reconciliation of the movement in the relevant interest in the share capital of PaperlinX Limited, held by key management personnel, excluding the potential entitlement amounts listed above, is as follows:

	At 1 July 2005	Purchased	Sold	Earned as remuneration	Exercise of options	At 30 June 2006	Shares held nominally at 30 June 2006
Directors							
D E Meiklejohn	47,612	20,000	–	–	–	67,612	–
T P Park	40,000	30,000	–	–	–	70,000	–
D G Abotomey [(1)]	63,456	–	–	–	–	63,456	–
A F Guy	52,848	5,408	–	–	–	58,256	–
B J Jackson	26,315	14,665	–	–	–	40,980	–
N L Scheinkestel	36,360	–	–	–	–	36,360	–
D A Walsh	20,898	–	–	–	–	20,898	–
L J Yelland	19,304	13,368	–	–	–	32,672	–
Executives							
C B Creighton	76,700	–	–	–	–	76,700	–
M J Fothergill	–	–	–	–	–	–	–
D M Goldthorp	64,726	–	–	–	–	64,726	–
D M Lamont	–	–	–	–	–	–	–
R F O'Brien	–	5,000	–	–	–	5,000	–
E De Voogd	–	–	–	–	–	–	–
Total:	448,219	88,441	–	–	–	536,660	–

(1) Resigned as a Director effective 31 December 2005 and employment ceased 8 July 2006

No shares were granted to key management personnel during the reporting period as compensation.

Note 36. **Key management personnel** (continued)

	At 1 July 2004	Purchased	Sold	Earned as remuneration	Exercise of options	At 30 June 2005	Shares held nominally at 30 June 2005
Directors							
D E Meiklejohn	47,612	–	–	–	–	47,612	–
T P Park	20,000	20,000	–	–	–	40,000	–
D G Abotomey	63,456	–	–	–	–	63,456	–
A F Guy	50,855	1,993	–	–	–	52,848	–
B J Jackson	26,315	–	–	–	–	26,315	–
N L Scheinkestel	34,310	2,050	–	–	–	36,360	–
D A Walsh	20,898	–	–	–	–	20,898	–
P R Waterworth	147,757	–	–	–	–	147,757	–
L J Yelland	13,630	5,674	–	–	–	19,304	–
Executives							
R J Breen	844	–	–	–	–	844	–
C B Creighton	72,700	4,000	–	–	–	76,700	–
M J Fothergill	–	–	–	–	–	–	–
D M Goldthorp	64,726	–	–	–	–	64,726	–
R F O'Brien	–	–	–	–	–	–	–
E De Voogd	–	–	–	–	–	–	–
Total:	563,103	33,717	–	–	–	596,820	–

(f) Options holdings of key management personnel

The options are exercisable subject to the satisfaction of the terms of the option agreement – Refer Note 27.

The reconciliation of the movement in the equity compensation in the form of options for the key management personnel for the year is as follows:

			Maximum Potential Entitlement	
	1 July 2005	Granted as compensation [1][2]	At 30 June 2006	Vested and exercisable at 30 June 2006
Executive Directors				
T P Park	90,280	109,720	200,000	–
D G Abotomey [2][3]	276,790	(41,790) [4]	235,000	235,000
Executives				
C B Creighton	100,490	55,250	155,740	66,300
D M Lamont	–	150,000	150,000	–
M J Fothergill	82,810	54,440	137,250	50,000
D M Goldthorp	208,330	61,610	269,940	175,000
R F O'Brien	177,520	49,740	227,260	150,000
E de Voogd	186,850	62,180	249,030	–

[1] *The details of options granted during the year are detailed in Note 27*

[2] *Options issued prior to being appointed a director*

[3] *Resigned as a Director effective 31 December 2005 and employment ceased 8 July 2006*

[4] *Lapsed upon termination of employment*

Note 36. **Key management personnel** (continued)

			Maximum Potential Entitlement	
	1 July 2005	Granted as compensation (1) (2)	At 30 June 2006	Vested and exercisable at 30 June 2006
Executive Directors				
T P Park	–	90,280	90,280	–
D G Abotomey	235,000	41,790	276,790	235,000
P R Waterworth	200,000	–	200,000	200,000
Executives				
R J Breen	66,300	23,690	89,990	58,300
C B Creighton	66,300	34,190	100,490	58,300
M J Fothergill	50,000	32,810	82,810	–
D M Goldthorp	175,000	33,330	208,330	175,000
T Heine-Geldern	50,000	29,510	79,510	–
R F O'Brien	150,000	27,520	177,520	–
E de Voogd	150,000	36,850	186,850	–

(1) The details of options granted during the year are detailed in Note 27
(2) Options issued prior to being appointed a director

Note 37. **Employee share and option plans**

The consolidated entity maintains an Employee Share and Option Plan (ESOP).

The ESOP includes the following performance plans:

- Performance Share Plan
- Performance Rights Plan
- Performance Options Plan

All shares issued under the ESOP on exercise of options or termination of employment and all options granted under the ESOP are detailed in Note 27.

Performance Share Plan

PaperlinX Limited has offered to certain senior management, the ability to receive shares for $Nil consideration at a date in the future subject to specific performance criteria being achieved.

The following shares have been purchased 'on-market' and are held in trust:

- 2003/2004 – on 27 August 2003, 4 September 2003 and 11 March 2004, 454,262 shares, 1,689 shares and 534,333 shares respectively at a cost of $4.9 million.
- 2002/2003 – on 20 November 2002 and 27 November 2002, 290,000 shares and 810,000 shares respectively at a cost of $5.3 million.

In the event that the specified performance criteria are not fully achieved, the number of shares received by an individual will be proportionally reduced. Any such shares retained in the trust are available to satisfy future issues under the ESOP.

The aggregate amounts of the above items are recorded in the balance sheet as reserve for own shares. The shares are held in trust until determination of the specified performance criteria. The voting rights attached to the shares are held by the trust, and the dividends attached to the shares are distributable to the individual executives on advice from the Board.

The shares purchased have an aggregate fair value of $6.2 million at 30 June 2006 (2005: $6.0 million).

The reconciliation of the number of shares purchased by the plan to date that may be earned as equity compensation by employees, including executive Directors and executives, over a three-year period subject to the satisfaction of specified performance criteria is as follows:

	At 1 July 2005	Distributed on	Purchased	At 30 June 2006
Balance	1,986,733	–	3,000	1,989,733

None of the shares held by the trust at 30 June 2006 have vested.

	At 1 July 2004	Distributed on	Purchased	At 30 June 2005
Balance	1,983,333	–	3,400	1,986,733

Note 37. Employee share and option plans (continued)

Performance Rights Plan

PaperlinX Limited has offered to certain senior management rights to receive options over an equivalent number of shares at an exercise price of $nil at a date in the future subject to specific performance criteria being achieved. The rights are independently valued at the grant date using the Monte Carlo simulation model. The value of the right is expensed to profit over the applicable measurement period.

During the year, the following issues of rights were made:

- to receive a maximum of 2,737,070 options over 2,737,070 shares of an exercise price of $Nil (grant date 22 August 2005). The fair value at the date of the grant was $2.24 per option.

At 30 June 2006, the aggregate issues of rights are:

- to receive a maximum of 2,607,450 options over 2,607,450 shares of an exercise price of $Nil (grant date 22 August 2005). The fair value at the date of the grant was $2.24 per option.
- to receive a maximum of 1,275,855 options over 1,275,855 shares at an exercise price of $Nil (grant date 15 October 2004). The fair value at the date of the offer was $3.27 per option.
- to receive a maximum of 480,290 options over 480,290 shares at an exercise price of $Nil (grant date 15 October 2004). The fair value at the date of the offer was $3.32 per option.

In the event that the specified performance criteria are not fully achieved, the number of options will be proportionally reduced.

The details of the above offers which have been made to executive Directors of PaperlinX Limited and executives are set out in Note 36.

Performance Option Plan

PaperlinX Limited has issued to certain senior management options at a fixed exercise price at a date in the future subject to specific performance criteria being achieved. If exercised, the exercise price is recognised in equity. The options are independently valued at the grant date using the Monte Carlo simulation model. The value of the option is expensed to profit over the applicable measurement period.

During the year, the following issues were made:

- a maximum of 1,022,140 options over 1,022,140 shares of an exercise price of $2.77 (grant date 2 September 2005). The fair value at the date of the grant was $0.60 per option.
- a maximum of 9,720 options over 9,720 shares at an exercise price of $4.85 (grant date 2 September 2005). The fair value at the date of the grant was $0.46 per option.

At 30 June 2006, aggregate issues are:

- a maximum of 988,260 options over 988,260 shares at an exercise price of $2.77 (grant date 2 September 2005). The fair value at the date of the offer was $0.60 per option.
- a maximum of 605,200 options over 605,200 shares of an exercise price of $4.85 (grant date 30 November 2004). The fair value at the date of the grant was $0.46 per option.
- a maximum of 371,000 options over 371,000 shares at an exercise price of $4.55 (grant date 23 January 2004). The fair value at the date of the offer was $0.59 per option.

In the event that the specified performance criteria are not fully achieved, the number of options will be proportionally reduced.

The details of the above offers which have been made to executive Directors of PaperlinX Limited and executives are set out in Note 36.

Note 38. Segment reporting

Business segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management and internal reporting reporting system.

Segment	Description of operations
Merchanting and Paper Trading	International paper merchant and paper trader supplying the printing and publishing industry and office supplies.
Communication Papers	Manufacture of office papers, graphic papers, converting papers and other speciality and coated papers.
Packaging Papers	Manufacture of packaging papers and industrial papers. Products include kraftliners, sack kraft and light weight bag and industrial papers, sold predominantly to converting customers.
Corporate and Other	Includes stationery and envelopes business and corporate costs.

Geographic segments

The consolidated entity comprises the following main geographic segments. In presenting the information on the basis of geographic segments, segment sales are based on the geographic location of customers. Segment assets are based on the geographic location of the assets.

Segment	Description of operations
Australia and New Zealand	Manufacture of communication papers and packaging papers, paper merchanting and paper trading.
North America	Paper merchanting and paper trading.
Europe	Paper merchanting and paper trading.
Asia	Paper merchanting and paper trading.

Consolidated	Segment result [3] $m	Segment revenue $m	Segment assets $m	Segment liabilities $m
Note 38. Segment reporting (continued)				
For the year ended 30 June 2006				
Business segments				
Merchanting and Paper Trading				
• Continuing operations	189.1	6,900.5	3,241.4	1,163.0
• Discontinuing operations	1.3	29.5	19.6	0.9
	190.4	6,930.0	3,261.0	1,163.9
Communication Papers	(9.4)	674.4	635.0	118.7
Packaging Papers	5.3	241.8	298.4	41.6
Corporate and Other	(33.9)	94.4	121.6	46.1
Profit before net interest and income tax	152.4			
Net interest [1]	(65.1)			
Profit before income tax	87.3			
Income tax expense [1]	(21.9)			
Income tax benefit – Australian Tax Consolidation [1]	–			
Profit after income tax expense	65.4			
Net profit attributable to minority interests	–			
Inter-segment sales [2]		(527.9)		
Unallocated assets (deferred tax balances)			74.4	
Unallocated liabilities [6]				1,411.4
Total	65.4	7,412.7	4,390.4	2,781.7

Consolidated	Segment result [3] $m	Segment revenue $m	Segment assets $m	Segment liabilities $m
For the year ended 30 June 2005				
Business segments				
Merchanting and Paper Trading	194.1	7,035.3	3,054.0	1,045.9
Communication Papers	2.1	699.8	622.9	124.3
Packaging Papers	10.0	242.9	292.2	41.3
Corporate and Other	(26.1)	100.6	112.5	52.8
Profit before net interest and income tax	180.1			
Net interest [1]	(68.5)			
Profit before income tax	111.6			
Income tax expense [1]	(21.9)			
Income tax benefit – Australian Tax Consolidation [1]	77.0			
Profit after income tax expense	166.7			
Net profit attributable to minority interests	(0.1)			
Inter-segment sales [2]		(504.5)		
Unallocated assets (deferred tax balances)			85.2	
Unallocated liabilities (6)				1,339.8
Total	166.6	7,574.1	4,166.8	2,604.1

Note 38. Segment reporting (continued)

	Consolidated		
	Segment revenue $m	Segment assets $m	Capital expenditure $m
For the year ended 30 June 2006			
Geographic segments			
Australia and New Zealand	1,351.0	1,471.2	76.3
North America	1,257.8	591.9	21.4
Europe	4,617.5	2,190.7	23.9
Asia	186.4	62.2	0.4
Unallocated assets (deferred tax assets)		74.4	
Total	7,412.7	4,390.4	122.0

	Consolidated		
	Segment revenue $m	Segment assets $m	Capital expenditure $m
For the year ended 30 June 2005			
Geographic segments			
Australia and New Zealand	1,444.4	1,464.1	66.4
North America	1,011.1	413.1	5.5
Europe	4,945.2	2,147.7	44.8
Asia	173.4	56.7	0.3
Unallocated assets (deferred tax assets)		85.2	
Total	7,574.1	4,166.8	117.0

	Consolidated		
	Depreciation, Amortisation & Impairment Losses[7] $m	Non Cash Expenses[4] $m	Capital Expenditure[5] $m
For the year ended 30 June 2006			
Business segments			
Merchanting and Paper Trading			
• Continuing operations	40.4	(4.3)	47.8
Communication Papers	37.0	6.6	57.7
Packaging Papers	12.9	3.1	13.1
Corporate and Other	14.4	5.1	3.4
Total	104.7	10.5	122.0

	Consolidated		
	Depreciation, Amortisation & Impairment Losses[7] $m	Non Cash Expenses[4] $m	Capital Expenditure[5] $m
For the year ended 30 June 2005			
Business segments			
Merchanting and Paper Trading	41.1	19.7	52.8
Communication Papers	46.7	13.9	46.2
Packaging Papers	12.2	4.7	15.5
Corporate and Other	12.9	4.4	2.5
Total	112.9	42.7	117.0

(1) Interest and income tax expense are not allocated internally to the segments but held centrally.

(2) Inter-segment sales comprise sales of paper, which are priced on an arm's-length basis.

(3) The segment result for the individual business segments is the profit before net interest and income tax.

(4) The non-cash expenses above comprise the following items:

Note 38. **Segment reporting** (continued)

	2006 $m	2005 $m
• Provisions charge – refer Note 5(b)	34.4	48.9
• Net (profit)/loss on disposal of property, plant and equipment – refer Note 3	(24.4)	(3.0)
• Impact of unrealised (profit)/loss in inventories – refer Statements of Cash Flows	0.5	(3.2)
	10.5	42.7
[5] *Capital Expenditure above comprises the following items:*		
• *Addition of property, plant, equipment and intangibles – refer Statements of Cash Flows*	101.4	86.3
• *Movement in accruals for property, plant and equipment*	0.6	7.4
	102.0	93.7
• *Goodwill in relation to acquisitions of subsidiaries – refer Note 40* [2]	9.1	17.1
• *Other intangibles acquired on acquisition of subsidiaries – refer Note 40* [2]	1.2	–
• *Property, plant and equipment acquired on acquisition of subsidiaries – refer Note 40* [2]	9.7	6.2
	122.0	117.0
[6] *The unallocated segment liabilities comprise the following items:*		
• *Current interest bearing liabilities – refer Note 18*	221.7	266.6
• *Current tax liabilities – refer Note 19*	9.6	3.8
• *Non-current interest bearing liabilities – refer Note 23*	1,136.7	1,036.0
• *Non-current deferred tax liabilities – refer Note 24*	43.4	33.4
	1,411.4	1,339.8
[7] *The impairment losses booked relate to the following segments:*		
• *Industry – Communication Papers*	–	12.4
• *Geographic – Australia and New Zealand*	–	12.4

Note 39. Retirement benefit obligations

The consolidated entity and certain subsidiaries contribute to various plans that provide retirement, death and disability benefits for employees and their dependants. The plans cover company-sponsored plans, industry/union plans and other approved plans.

Company sponsored plans

The principal benefits are pensions or lump sums for members on resignation, retirement, death or total and permanent disablement. These benefits are determined on either a defined benefit or defined contribution basis.

Employee contribution rates are either fixed by the rules of the plan or selected by members from a specified range of rates. In addition to legislative requirements, employer companies contribute to the balance of the cost required to plan the benefits as set out in the appropriate fund rules.

There exists a legally enforceable obligation on the employer companies to make such contributions as are required under the rules, but no legal right to benefit in the surplus in the plans.

Where a limitation on the recoupment of surplus exists in any plan, the value of the surplus in that plan is restated as nil.

Government plans

Employer companies participate in government plans, on behalf of certain employees, which provide pension benefits.

There exists a legally enforceable obligation on employer companies to contribute as required by legislation.

Industry/union plans

Employer companies participate in industry and union plans on behalf of certain employees.

These plans operate on a defined contribution basis and provide lump sum benefits for members on resignation, retirement or death.

Employer companies have a legally enforceable obligation to contribute at varying rates to these plans.

The following tables set out the details in respect of defined benefit plans only. The defined benefit obligations and the fair value of the assets have been valued by independent actuaries as at the reporting date.

	Consolidated		PaperlinX Limited	
	2006 $m	2005 $m	2006 $m	2005 $m
Note 39. Retirement benefit obligations (continued)				
The amounts recognised in the balance sheet are determined as follows:				
Present value of the defined benefit obligation	604.0	517.7	–	–
Less: Fair value of defined benefit plan assets	(517.8)	(395.5)	–	–
Add: Limitation on recoupment of net surplus positions	1.6	–	–	–
Net liability in the balance sheet	87.8	122.2	–	–
The net liability in the balance sheet is disclosed as follows:				
Liabilities	92.8	122.2	–	–
Assets	5.0	–	–	–
Net liability in the balance sheet	87.8	122.2	–	–
Changes in the present value of the defined benefit obligations are as follows:				
Opening defined benefit obligations	517.7	453.6	–	–
Service cost	20.0	20.1	–	–
Interest cost	18.7	23.9	–	–
Actuarial losses/(gains)	(26.6)	68.1	–	–
Contributions by member	6.0	5.1	–	–
Liabilities assumed in a business combination	54.7	–	–	–
Exchange differences on foreign plans	28.8	(36.5)	–	
Benefits paid	(15.3)	(16.6)	–	–
Closing defined benefit obligation	604.0	517.7	–	–
Changes in the fair value of plan assets are as follows:				
Opening fair value of plan assets	395.5	373.0	–	–
Expected return	20.8	23.5	–	–
Actuarial gains/(losses)	17.0	20.2	–	–
Contributions by employer	16.8	20.5	–	–
Contributions by member	6.0	5.1	–	–
Assets acquired in a business combination	53.3	–	–	–
Exchange differences on foreign plans	23.7	(30.2)	–	–
Benefits paid	(15.3)	(16.6)	–	–
Closing fair value of plan assets	517.8	395.5	–	–
Less: Limitation on recoupment of net surplus position	(1.6)	–	–	–
	516.2	395.5	–	–
Expense recognised in the income statement:				
Current service costs	20.0	20.1	–	–
Interest on obligation	18.7	23.9	–	–
Expected return on plan assets	(20.8)	(23.5)	–	–
Past service cost	–	–	–	–
	17.9	20.5	–	–
Amount recognised in the statement of recognised income and expense:				
Actuarial (losses)/gains on defined benefit obligations	26.6	(68.1)	–	–
Actuarial gains/(losses) on fair value of plan assets	17.0	20.2	–	–
	43.6	(47.9)	–	–
Less tax effect, where applicable	(13.6)	14.0	–	–
	30.0	(33.9)	–	–

Note 39. Retirement benefit obligations (continued)

Principal actuarial assumptions:

The principal actuarial assumptions at the balance sheet date used to calculate the net liability and the principal economic assumptions used in making recommendations to determine the employer companies' contributions are detailed below.

	Consolidated		PaperlinX Limited	
	2006	2005	2006	2005
Discount rate	4.25% to 5.4%	4.25% to 5.4%	–	–
Salary increase rate	1% to 4%	1% to 4%	–	–
Inflation	2% to 3%	2% to 3%	–	–
Expected asset return	4% to 7.5%	4% to 7.5%	–	–

Plans as at 30 June 2006	Plan assets $m	Defined benefit obligation $m	Surplus/ (deficit) $m
• PaperlinX Superannuation Fund (Australia) – Fund No. 1	37.4	38.7	(1.3)
• PaperlinX Superannuation Fund (Australia) – Fund No. 2	29.8	25.1	4.7
• PaperlinX New Zealand Superannuation Fund (New Zealand)	0.8	0.8	–
• Coast Paper Pension Plan for Employees (Canada)	7.8	8.2	(0.4)
• Coast Paper Pension Plan for Executive Employees (Canada)	7.1	9.2	(2.1)
• Pension Plan for Employees of PaperlinX Canada (Canada)	55.6	55.3	0.3
• PaperlinX Pensioenfonds (Netherlands)	105.4	116.3	(10.9)
• Pension Plan for Buhrmann Ubbens employees with Nationale Nederlanden (Netherlands)	24.3	24.3	–
• The Howard Smith Paper Group Pension Scheme (UK)	54.6	66.6	(12.0)
• Robert Horne Group Pension Scheme (UK)	185.6	228.8	(43.2)
• Robert Horne Paper (Ireland) Ltd Pension & Life Assurance Scheme (Ireland)	7.8	8.2	(0.4)
• Other post-employment pension plans funded directly by employer companies	–	22.5	(22.5)
	516.2	604.0	(87.8)

Plans as at 30 June 2005	Plan assets $m	Defined benefit obligation $m	Surplus/ (deficit) $m
• PaperlinX Superannuation Fund (Australia) – Fund No. 1	32.4	38.1	(5.7)
• PaperlinX Superannuation Fund (Australia) – Fund No. 2	25.7	25.6	0.1
• PaperlinX New Zealand Superannuation Fund (New Zealand)	0.8	0.8	–
• Coast Paper Pension Plan for Employees (Canada)	6.3	6.7	(0.4)
• Coast Paper Pension Plan for Executive Employees (Canada)	5.7	7.4	(1.7)
• Stichting Pensioenfonds Buhrmann (Netherlands)	97.4	107.4	(10.0)
• Pension Plan for Buhrmann Ubbens employees with Nationale Nederlanden (Netherlands)	23.5	23.4	0.1
• Howard Smith Paper Group Pension Scheme (UK)	42.6	55.5	(12.9)
• Robert Horne Group Pension Scheme (UK)	155.6	223.7	(68.1)
• Robert Horne Paper (Ireland) Ltd Pension & Life Assurance Scheme (Ireland)	5.5	7.8	(2.3)
• Other post-employment pension plans funded directly by employer companies	–	21.3	(21.3)
	395.5	517.7	(122.2)

Note 40. **PaperlinX's subsidiaries**

PaperlinX Limited and the following specified subsidiary companies have entered into an approved deed for the cross guarantee of liabilities.

Pursuant to ASIC Class Order 98/1418 dated 13 August 1998 (as amended), these wholly-owned subsidiaries are relieved from the Corporations Act 2001 requirements for the preparation, audit and lodgement of financial reports.

It is a condition of the Class Order that PaperlinX Limited and each of these subsidiaries enter into a deed of cross guarantee. The effect of the deed is that PaperlinX Limited guarantees to each creditor payment in full of any debt in the event of winding-up any of these subsidiaries under certain provisions of the Corporations Act 2001. If a winding-up occurs under other provisions of the Act, PaperlinX Limited will only be liable in the event that after six months any creditor has not been paid in full. These subsidiaries have also given similar guarantees in the event that PaperlinX Limited is wound up.

The consolidated Income Statements and consolidated Balance Sheets comprising PaperlinX Limited and these wholly-owned subsidiaries, after eliminating all transactions between parties to the deed of cross guarantee, is set out below:

Income statement	2006 $m	2005 $m
Profit/(loss) before tax	(59.5)	142.6
Tax benefit/(expense)	1.0	84.4
Profit/(loss) for the year	(58.5)	227.0
Accumulated losses at the beginning of the year	(70.2)	(177.5)
Employee share options and rights	2.9	2.3
Adjustments to comply with accounting standards	(0.3)	–
Actuarial gains/(losses) on defined benefit plans	6.4	0.7
Dividends paid	(78.1)	(122.7)
Accumulated losses at the end of the year	(197.8)	(70.2)
Balance sheet		
Current assets		
Cash and cash equivalents	62.0	55.1
Trade and other receivables	936.8	1,050.5
Inventories	288.9	308.9
Total current assets	1,287.7	1,414.5
Non-current assets		
Receivables	4.7	1.4
Investments	688.0	689.1
Property, plant and equipment	714.1	695.4
Intangible assets	169.5	180.6
Deferred tax assets	30.8	32.7
Total non-current assets	1,607.1	1,599.2
Total assets	2,894.8	3,013.7
Current liabilities		
Trade and other payables	232.3	222.7
Interest bearing loans and borrowings	148.0	187.5
Current tax liabilities	6.6	–
Employee benefits	36.7	37.4
Provisions	10.5	13.0
Total current liabilities	434.1	460.6
Non-current liabilities		
Payables	1.3	5.7
Interest bearing loans and liabilities	920.5	878.6
Deferred tax liabilities	17.6	21.1
Employee benefits	33.8	33.3
Provisions	3.1	2.8
Total non-current liabilities	976.3	941.5
Total liabilities	1,410.4	1,402.1
Net assets	1,484.4	1,611.6
Equity		
Issued capital	1,691.9	1,691.5
Reserves	(9.7)	(9.7)
Accumulated losses	(197.8)	(70.2)
Total Equity	1,484.4	1,611.6

Note 40. PaperlinX's subsidiaries (continued)

During the current year, the consolidated entity purchased the following three subsidiaries/businesses:

- Cascades Merchanting (Canada), effective 1 March 2006;
- 1st Class Packaging Ltd (United Kingdom), effective 1 March 2006; and
- Euroadria (Italy), effective 1 December 2005

The operating results of these businesses have been included in the consolidated profit from their respective effective dates.

During the prior year, the consolidated entity purchased the Hestbech business in Denmark. The operating results of this business have been included in the consolidated profit from 1 November 2004. The main activity is distribution of industrial packaging and office supplies.

The consideration paid and the net assets at the date of acquisition are set out in the table below.

	Consolidated	
	2006 $m	2005 $m
Hestbech business		
• Consideration paid in cash	–	13.0
	–	13.0
Cascades Merchanting business		
• Consideration paid in cash	93.4	–
• Consideration accrued	10.8	–
	104.2	–
1st Class Packaging Ltd		
• Consideration paid in cash	7.0	–
• Consideration accrued	0.9	–
	7.9	–
Euroadria business		
• Consideration paid in cash	1.2	–
Total	113.3	13.0
The consideration paid comprises the following:		
• Consideration paid in cash	101.6	13.0
• Consideration accrued	11.7	–
	113.3	13.0

	Consolidated 2006 $m	Consolidated 2005 $m
Note 40. PaperlinX's subsidiaries (continued)		
Net asset acquired:		
Current assets		
Cash and cash equivalents	1.3	–
Trade and other receivables	69.1	5.2
Inventories	58.8	4.3
Non-current assets		
Receivables	0.2	–
Property, plant and equipment	9.7	6.2
Intangible assets – other	1.2	–
Total assets	140.3	15.7
Current liabilities		
Trade and other payables	(34.3)	(4.8)
Interest bearing loans and borrowings – capitalised borrowing costs	0.4	–
Income tax payable	(0.5)	–
Non-current liabilities		
Provisions	(1.3)	–
Employee benefits	(0.4)	
Total liabilities	(36.1)	(4.8)
Goodwill on acquisition	9.1	2.1
Total net assets acquired	113.3	13.0
Goodwill impact in the current year: (1)		
Acquisition in the current year – per above	9.1	2.1
Fair value adjustments in relation to an acquisition in the prior year	–	15.8
Unutilised amount of restructuring provision in relation to an acquisition in the prior year written back to goodwill	–	(0.8)
	9.1	17.1

(1) Goodwill arises as it did not meet the criteria of recognition as a separately identifiable intangible asset at the date of the acquisition.

	Consolidated 2006 $m	Consolidated 2005 $m
Cash flow impact:		
Cash paid	101.6	13.0
	101.6	13.0
Cash settlement of amounts accrued in prior period	0.6	31.6
	102.2	44.6
Less cash acquired	(1.3)	–
Cash flow impact – per Statements of Cash Flows	100.9	44.6

In relation to the above acquisitions, if the acquisition had occurred at the start of the year, consolidated entity revenue and profit after tax on a pro rata basis would be as follows for those acquisitions that were not merged into existing businesses:

	Consolidated 2006 $m
Cascades Merchanting	
• Revenue	524.5
• Profit after tax	3.5
1st Class Packaging Ltd	
• Revenue	10.2
• Profit after tax	0.8

Note 40. **PaperlinX's subsidiaries** (continued)

	Note	Country of incorporation	Consolidated subsidiary interest 2006	2005
Paper Australia Pty Ltd	(1)	Australia	100%	100%
Australian Paper Pty Ltd	(1)	Australia	100%	100%
PaperlinX Australia Pty Ltd	(1)	Australia	100%	100%
Paperwealth Pty Ltd	(1)	Australia	100%	100%
PP CPC Pty Ltd	(1)	Australia	100%	100%
Empire Office Supplies Pty Ltd	(1)	Australia	100%	100%
PP ED Pty Ltd	(1)	Australia	100%	100%
B J Ball Pty Ltd	(1)	Australia	100%	100%
Besmac Pty Ltd	(1)	Australia	100%	100%
Paper Associates Pty Ltd	(1)	Australia	100%	100%
PPX Australia LP		Australia	100%	100%
PaperlinX (Europe) Ltd		United Kingdom	100%	100%
PaperlinX Brands (Europe) Ltd		United Kingdom	100%	100%
PaperlinX Services (Europe) Ltd		United Kingdom	100%	100%
PaperlinX Investments (Europe) Ltd		United Kingdom	100%	100%
PaperlinX Treasury (Europe) Ltd		United Kingdom	100%	100%
1st Class Packaging Ltd	(2)	United Kingdom	100%	–
The Paper Company Ltd		United Kingdom	100%	100%
21st Century Paper Ltd		United Kingdom	100%	100%
Powell & Heilbron (Paper) Ltd		United Kingdom	100%	100%
Paramount Paper Sales Ltd		United Kingdom	100%	100%
Rothera & Brereton (Sheffield) Ltd		United Kingdom	100%	100%
Michael Jackson (Paper) Ltd		United Kingdom	100%	100%
Grove Paper Company Ltd		United Kingdom	100%	100%
Rothera & Brereton Ltd		United Kingdom	100%	100%
Paramount Paper Sales (London) Ltd		United Kingdom	100%	100%
Lagan Papers Ltd		United Kingdom	100%	100%
Dixon & Roe (Birmingham) Ltd		United Kingdom	100%	100%
Alba Paper Ltd		United Kingdom	100%	100%
Mason's Paper Holdings Ltd		United Kingdom	100%	100%
The Mason's Paper Co Ltd		United Kingdom	100%	100%
Southern Paper Ltd		United Kingdom	100%	100%
Southern Paper Co (Brighton)		United Kingdom	100%	100%
Donald Murray (Paper) Ltd		United Kingdom	100%	100%
Donald Murray Paper (Bristol) Ltd		United Kingdom	100%	100%
Donald Murray Paper (Glasgow) Ltd		United Kingdom	100%	100%
Donald Murray Paper (Newcastle) Ltd		United Kingdom	100%	100%
Dixon & Roe Group Ltd		United Kingdom	100%	100%
Dixon & Roe Ltd		United Kingdom	100%	100%
Dixon & Roe (Herts) Ltd		United Kingdom	100%	100%
The Paper Company No. 2 Ltd		United Kingdom	100%	100%
Hopefair Ltd		United Kingdom	100%	100%
Jarvis Paper Sales Ltd		United Kingdom	100%	100%
Reel Papers Ltd		United Kingdom	100%	100%
Somerset Paper Sales Ltd		United Kingdom	100%	100%
PaperlinX Cooperatief WA		Netherlands	100%	100%
PaperlinX Netherlands Holdings BV		Netherlands	100%	100%
BuhrmannUbbens Holding BV		Netherlands	100%	100%
BuhrmannUbbens BV		Netherlands	100%	100%
PaperlinX Shared Services BV		Netherlands	100%	100%
DRiem Papier BV		Netherlands	100%	100%
Tricom Paper International BV		Netherlands	100%	100%
VRG Insurances BV		Netherlands	100%	100%
Brabantse Poort BV		Netherlands	100%	100%
Rhosili Amsterdam CV		Netherlands	100%	100%
PaperlinX Netherlands BV		Netherlands	100%	100%
Printaco BV		Netherlands	100%	100%
Proost en Brandt Holdings BV		Netherlands	100%	100%
Proost en Brandt BV		Netherlands	100%	100%
Bouwmaatschappij 'Het Wapen van Amsterdam' NV		Netherlands	100%	100%

Note 40. PaperlinX's subsidiaries (continued)

	Note	Country of incorporation	Consolidated subsidiary interest 2006	2005
Velpa Holdings BV		Netherlands	100%	100%
Velpa Enveloppen BV		Netherlands	100%	100%
Polyedra SpA		Italy	100%	100%
Josef Frohlen Papiergrosshandlung – WilliReddeman Import – Export GmbH		Germany	100%	100%
Deutsche Papier Holding GmbH		Germany	100%	100%
Deutsche adp Wilhelm GmbH		Germany	100%	100%
Deutsche Papier Vertriebs GmbH		Germany	100%	100%
Deutsche Papier Grundstucks GmbH & Co KG		Germany	100%	100%
PaperlinX Austria GmbH		Austria	100%	100%
PaperNet GmbH		Austria	100%	100%
PaperNet GmbH & Co KG		Austria	100%	100%
Adria Papir doo		Croatia	100%	100%
Budapest Papir Kft		Hungary	100%	100%
Tulipel – Comercio de Paperis Lda		Portugal	100%	100%
Alpe Papir Trgovina na Veliko doo		Slovenia	100%	100%
Dunav Papir D.o.o.	(2)	Serbia	100%	-
Bratislavska Papierenska Spolocnost		Slovakia	100%	100%
Ospap Velkoobchod Papirem AS		Czech Republic	100%	96%
Multiexpo Spol sro		Czech Republic	100%	100%
PaperlinX Denmark ApS		Denmark	100%	100%
PaperNet Scandinavia AS		Denmark	100%	100%
Udesen A/S Grafisk Fagcenter		Denmark	100%	100%
CC&Co Holdings ApS		Denmark	100%	100%
Aktieselskabet Christian Christensen Og Co		Denmark	100%	100%
Corporate Express Denmark AS		Denmark	100%	100%
CC&Co Ejendomme AS		Denmark	100%	100%
Plus Office AS		Denmark	100%	100%
Axelium SAS		France	100%	100%
Thomas Papier SARL		France	100%	100%
Epacar NV		Belgium	100%	100%
Mercator Papier Spzoo		Poland	100%	100%
PaperNet Oy		Finland	100%	100%
Union Papelera Merchanting SL		Spain	100%	100%
Grafiskt Papper Norden AB		Sweden	100%	100%
Interpapier AG		Switzerland	100%	100%
The Howard Smith Paper Group Ltd		United Kingdom	100%	100%
Contract Paper Ltd		United Kingdom	100%	100%
Howard Smith Paper Ltd		United Kingdom	100%	100%
Precision Publishing Papers Ltd		United Kingdom	100%	100%
Savory Paper Ltd		United Kingdom	100%	100%
Trade Paper Ltd		United Kingdom	100%	100%
Howard Smith Paper (Scotland) Ltd		United Kingdom	100%	100%
The M6 Paper Group Ltd		United Kingdom	100%	100%
Badger Paper Ltd		United Kingdom	100%	100%
Robert Horne UK Ltd		United Kingdom	100%	100%
Cogladle Ltd		United Kingdom	100%	100%
Robert Horne Pension Trustees Ltd		United Kingdom	100%	100%
Robert Horne Group Ltd		United Kingdom	100%	100%
Adhesive and Display Products Ltd		United Kingdom	100%	100%
Robert Horne Paper Company Ltd		United Kingdom	100%	100%
W Lunnon & Company Ltd		United Kingdom	100%	100%
Glenmore Lomond Paper Group Ltd		United Kingdom	100%	100%
Robert Horne Paper (Scotland) Ltd		United Kingdom	100%	100%
Pinnacle Film & Board Sales Ltd		United Kingdom	100%	100%
Sheet & Roll Converters Ltd		United Kingdom	100%	100%
Transplastix Ltd		United Kingdom	100%	100%
Williaam Cox Plastics Ltd		United Kingdom	100%	100%
PaperlinX North America Inc		USA	100%	100%
Kelly Paper Company		USA	100%	100%
Spicers Paper Inc		USA	100%	100%

Note 40. **PaperlinX's subsidiaries** (continued)

	Note	Country of incorporation	Consolidated subsidiary interest 2006	2005
PPX Investment Corp		Canada	100%	100%
PaperlinX Canada (2001) Corp		Canada	100%	100%
PaperlinX Canada Ltd	(3)	Canada	100%	100%
PPX Canada Corp		Canada	100%	100%
PaperlinX Holdings (Asia) Pte Ltd		Singapore	100%	100%
Spicers Paper (Asia) Trading Pte Ltd		Singapore	100%	100%
Norscan Forest Products Pte Ltd		Singapore	100%	100%
Spicers Paper (Singapore) Pte Ltd		Singapore	100%	100%
Paper Products Marketing (Singapore) Pte Ltd		Singapore	100%	100%
VRG Paper (Malaysia) Sdn Bhd		Malaysia	100%	100%
Winpac Paper Pte Ltd		Singapore	100%	100%
Spicers Paper (Hong Kong) Ltd		Hong Kong	100%	100%
Paper Products Marketing (Hong Kong) Ltd		Hong Kong	100%	100%
Spicers Paper (Malaysia) Sdn Bhd		Malaysia	100%	100%
Finwood Papers (Pty) Ltd		South Africa	100%	100%
Finwood Properties Pty Ltd		South Africa	100%	100%
PaperlinX Ireland Holdings		Ireland	100%	100%
Robert Horne Paper (Ireland) Ltd		Ireland	100%	100%
Paper Sales Ltd		Ireland	100%	100%
Contact Papers Ltd		Ireland	100%	100%
Supreme Paper Company Ltd		Ireland	100%	100%
DM Paper Ltd		Ireland	100%	100%
PPX Insurance Ltd		New Zealand	100%	100%
Spicers Paper (NZ) Ltd		New Zealand	100%	100%
PaperlinX Investments Pty Ltd	(1)	Australia	100%	100%
Paper Products Marketing Pty Ltd	(1)	Australia	100%	100%
Paper Products Marketing (Taiwan) Ltd		Taiwan	80%	80%
Pacific Paper Marketing Australia Pty Ltd	(1)	Australia	100%	100%
Paper Products Marketing (USA) Inc		USA	100%	100%
PaperlinX (NZ) Ltd		New Zealand	100%	100%

(1) Subsidiaries entered into an approved deed for the cross guarantee of liabilities

(2) Subsidiaries acquired since 30 June 2005
1st Class Packaging Ltd
Dunav Papir D.o.o.

(3) Subsidiaries renamed since 30 June 2005
PaperlinX Canada Ltd (formerly Coast Paper Ltd)

(4) Subsidiaries no longer controlled since 30 June 2005
Enveloppendrukkerij Jet Print BV
Caledonia SrL
MG di Agnetti SrL
D & D Folienservice GmbH
Dirimex Handelsgesellschaft GmbH
Klinger GmbH Handel fur Siebdruck und Werbetechnik
Spicers Paper (USA) Inc
615145 BC Ltd
Broadworth Ltd

Note 41. Other related party disclosures

The ownership interest in subsidiaries is disclosed in Note 40 to the Financial Statements.

There were no other material related party transactions during the year other than those disclosed in Note 36.

Directors of PaperlinX Limited

Directors of PaperlinX Limited who held office during the year ended 30 June 2006 are:

D E Meiklejohn
T P Park
D G Abotomey (resigned effective 31 December 2005)
A F Guy
B J Jackson
N L Scheinkestel
D A Walsh
L J Yelland

The remuneration of Directors is disclosed in Note 36 to the Financial Statements.
A full analysis of the components of the remuneration of individual Directors is contained in Note 36 and in the Directors' Report.

Loans to Directors of PaperlinX Limited in Note 36 total $Nil (2005: $530). This amount comprised Employee Share Plan loans only.

Directors of Subsidiaries

Loans to Directors of subsidiaries $35,000 (2005: $38,000). This amount comprises Employee Share Plan loans only.

During the year, Employee Share Plan loan repayments totalling $4,000 were received from:

D G Abotomey, G C Butcher, C B Creighton, W C Horman, P N Jones, B A Smart, A J Kennedy, J R Peters, A O Knight, P G Holloway, D W K Woodley.

During the prior year, Employee Share Plan loan repayments totalling $78,000 were received from:

P R Waterworth, D G Abotomey, G C Butcher, P N Jones, W C Horman, B A Smart, C B Creighton, A J Kennedy, R L McPherson, J R Peters, A O Knight, P G Holloway, D W K Woodley and A J Bull.

During the year, Employee Share Plan loans totalling $Nil were advanced.

During the prior year, Employee Share Plan loans totalling $1,000 were advanced.

The amount of dividends received by PaperlinX Limited from its subsidiaries is disclosed in Note 3.

The amounts owing from subsidiaries and the amounts owing to subsidiaries for PaperlinX Limited are disclosed in Note 9 and Note 17 respectively. These amounts are non-interest bearing and were impacted during the year by the purchase of a 100% interest in PaperlinX Australia Pty Ltd from Paper Australia Pty Ltd for $362.3 million – refer Note 13.

	June 2006	June 2005
Note 42. Earnings per share		
Basic earnings per share (cents)		
• Continuing operations	14.5	37.3
• Discontinuing operations	0.2	–
	14.7	37.3
Profit for the year		
• Continuing operations	64.7	166.6
• Discontinuing operations	0.7	–
	65.4	166.6
Weighted average number of shares (millions)	446.2	446.1
Diluted earnings per share (cents)		
• Continuing operations	14.3	37.1
• Discontinuing operations	0.2	–
	14.5	37.1
Profit for the year		
• Continuing operations	64.7	166.6
• Discontinuing operations	0.7	–
	65.4	166.6
Weighted average number of shares (millions)	449.6	448.6

Note 42. **Earnings per share** (continued)

The earnings per share have been calculated in accordance with Accounting Standard AASB 133 Earnings per Share. This standard defines the basic earnings per share to be the operating profit after income tax for the consolidated entity attributable to members of the parent entity for the financial year, divided by the weighted average number of ordinary shares of the parent entity on issue during the financial year.

The options to purchase shares on issue during the years ended 30 June 2006 and 30 June 2005 have not been included in determining the basic earnings per share.

The diluted earnings per share is calculated in accordance with the requirements of Accounting Standard AASB 133 Earnings per Share, whereby the options are considered to be potential shares and hence are dilutive in their nature.

The options to purchase shares on issue during the years ended 30 June 2006 and 30 June 2005 have been included in determining the diluted earnings per share. The impact of this inclusion is the weighted average number of shares on issue increases by 3.4 million shares for the year ended 30 June 2006 (2005: 2.5 million shares).

The inclusion of these options in the calculation of the diluted earnings per share has an immaterial impact as compared to the basic earnings per share.

Nil options have been issued since 30 June 2006 up to the date of this report.

Nil options have been exercised, resulting in the issuing of Nil shares since 30 June 2006 up to the date of this report. In addition, Nil options have lapsed since 30 June 2006.

Shares issued since 30 June 2006 up to the date of this report have not been included in the calculation of the basic earnings per share calculation at 30 June 2006.

Note 43. **Additional financial instruments disclosure**

Interest rate risk

The consolidated entity is exposed to adverse movements in interest rates under various debt facilities.

The consolidated entity from time to time enters into interest rate swaps that swap floating rate interest bearing liabilities into fixed rate interest bearing liabilities.

Interest rate risk exposures

Exposure to interest rate risk and the effective interest rate for classes of financial assets and liabilities is set out below.

		Fixed interest maturing in:					
Consolidated 2006 $m	**Floating Interest rate**	**1 year or less**	**1 to 5 years**	**More than 5 years**	**Non-interest bearing**	**Total**	**Effective interest rate [1]**
Financial assets							
Cash and cash equivalents	455.1	–	–	–	–	455.1	4.17
Trade and other receivables	–	–	–	–	1,550.7	1,550.7	–
Investments	–	–	–	–	14.1	14.1	–
Financial liabilities							
Trade and other payables	–	–	–	–	1,265.9	1,265.9	–
Interest bearing loans and borrowings	856.7	–	–	–	–	856.7	4.26
USD Notes	–	–	–	165.0	–	165.0	6.75
CAD Notes	–	3.7	14.8	64.5	–	83.0	7.88
GBP Notes	–	–	–	253.1	–	253.1	6.59
Finance leases liabilities	–	0.5	0.1	–	–	0.6	8.00

Interest rate risk exposures

Exposure to interest rate risk and the effective interest rate for classes of financial assets and liabilities is set out below:

		Fixed interest maturing in:					
Consolidated 2005 $m	**Floating interest rate**	**1 year or less**	**1 to 5 years**	**More than 5 years**	**Non-interest bearing**	**Total**	**Effective interest rate [1]**
Financial assets							
Cash and cash equivalents	429.1	–	–	–	–	429.1	2.67
Trade and other receivables	–	–	–	–	1,447.1	1,447.1	–
Investments	–	–	–	–	13.3	13.3	–
Financial liabilities							
Trade and other payables	–	–	–	–	1,041.0	1,041.0	–
Interest bearing loans and borrowings	822.6	–	–	–	–	822.6	3.92
USD Notes	–	–	–	159.9	–	159.9	6.75
CAD Notes	–	3.3	13.2	59.6	–	76.1	7.88
GBP Notes	–	–	–	242.9	–	242.9	6.59
Finance leases liabilities	–	0.4	0.7	–	–	1.1	8.00

[1] Includes the effect of applicable credit margins.

Note 43 Additional financial instruments disclosure (continued)

Foreign exchange risk

In relation to recognised assets and liabilities denominated in a foreign currency, the consolidated entity's policy is to hedge all material foreign currency exposures. This is done via a natural hedge, such as a similarly denominated receivable or cash balance, or through forward cover contracts as soon as a firm and irrevocable commitment is entered into or known. It is the consolidated entity's policy to recognise both the cost of entering into a forward foreign exchange contract and the net exchange gain/loss arising thereon, between the date of inception and year end, as a net foreign currency receivable or net foreign currency payable in the Financial Statements. This is calculated by reference to the movement in the fair value of the derivative contract from the date of inception of the contract to that at year end.

Changes in the fair value of forward exchange contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognised in the income statement. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the monetary items are recognised as part of 'net financing costs' (see Note 5).

Accounts payable and interest bearing liabilities, which include amounts repayable in foreign currencies, are shown at their Australian dollar equivalents. All material foreign currency liabilities are either fully hedged or matched by equivalent assets in the same currencies, such assets representing a natural hedge.

Credit risk

The credit risk on financial assets of the consolidated entity, other than investments in shares, is the carrying amount of receivables, net of provisions for impairment loss against doubtful debts.

The consolidated entity minimises its concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. There is no material exposure to any individual overseas country or individual customer.

In order to control any exposure which may result from non-performance by counterparties, foreign exchange contracts are only entered into with major banks with a minimum long term rating of A+ by Standard & Poor's or A2 by Moody's. In addition, the PaperlinX Limited Board must approve these banks for use, and specific internal guidelines have been established with regard to limits, dealing and settlement procedures.

The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency the consolidated entity pays when settlement occurs, should the counterparty fail to pay the amount which it is committed to pay the consolidated entity.

Net fair values

Instruments traded on organised markets are valued by reference to market prices prevailing at balance date.

The net fair value of other monetary financial assets and financial liabilities approximates their carrying value.

The carrying amounts and net fair values of financial assets and liabilities approximate each other as at reporting date for both the company and the consolidated entity.

The net fair value of foreign exchange contracts are assessed as the estimated amount that the consolidated entity expects to pay or receive to terminate the contracts or replace the contracts at their current market rates as at reporting date. This is based on independent market quotations and determined using standard valuation techniques.

For forward foreign exchange contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to current market rates.

The net fair value of foreign exchange contracts held as at reporting date is a gain of $2.9 million (2005: a gain of $0.1 million).

Note 44. Impact of adopting Australian equivalents to International Financial Reporting Standards

Explanation

As stated in Note 1(2), these are the consolidated entity's first annual consolidated financial statements prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS).

The accounting policies in Note 1 have been applied in preparing the condensed consolidated financial statements for the year ended 30 June 2006, the comparative information for the year ended 30 June 2005 and the preparation of an opening AIFRS balance sheet at 1 July 2004 (the consolidation entity's date of transition).

In preparing its opening AIFRS balance sheet, comparative information for the year ended 30 June 2005, the consolidated entity has adjusted amounts reported previously in Financial Statements prepared in accordance with the previous basis of accounting (previous AGAAP).

An explanation of how the transition from previous AGAAP to AIFRS has affected the consolidated entity's balance sheets, income statements and cash flows is set out in the following tables and the notes that accompany the tables.

The following note details the impact of adoption of AIFRS on the following items:

- Net assets as at 1 July 2004
- Profit as reported for the year ended 30 June 2005
- Net assets as at 30 June 2005

There are no material differences in these amounts to those previously indicated in the Financial Report for the year ended 30 June 2005.

Notes

(i) Defined benefit plans

Under AGAAP, defined benefit plans were accounted for on a cash basis, with no defined benefit obligation or plan assets recognised in the balance sheets. The AASB 1 election to recognise in full actuarial gains and losses at transition date through retained earnings has been adopted by the consolidated entity.

Under AIFRS, the consolidated entity's net obligation in respect of defined benefit superannuation plans will be calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit will be discounted to determine its present value, and the fair value of any plan assets will be deducted. The discount rate is the rate attached to AAA credit rated bonds or the rate attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities.

The calculated surplus or deficit for each plan is required to be recognised in the balance sheets with a corresponding adjustment to retained earnings.

Subsequent to the transition date, the calculated surplus or deficit for each plan is required to be recognised in the income statement, except to the extent that it arises in relation to actuarial gains and losses. Actuarial gains and losses that arise subsequent to the transition date are recognised in the balance sheets as an adjustment to retained earnings.

At 1 July 2004, the impact on transition is an increase in assets of $2.8 million, and an increase in liabilities of $51.5 million less the applicable tax effect of $18.8 million resulting in a decrease in retained earnings of $29.9 million.

For the year ended 30 June 2005, the impact is an increase in employee benefits expense of $1.0 million plus the applicable tax effect of $0.1 million resulting in a decrease in reported earnings of $1.1 million. The impact in relation to actuarial gains and losses, net of tax is a decrease in retained earnings of $33.8 million.

The cumulative impact as at 30 June 2005 is a decrease in retained earnings of $64.8 million.

(ii) Share based payments

Under AGAAP, no expense was recognised for options issued to employees.

Under AIFRS, the fair value of options granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value is calculated at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the options. The fair value of options granted is independently calculated using a suitable valuation model (currently either the Monte Carlo simulation or Black-Scholes model), taking into account the terms and conditions attached to the options. The amount recognised as an expense is adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions.

No adjustments were made for options granted before 7 November 2002. Options granted after 7 November 2002 remaining unvested at 1 January 2004, will be recognised in the opening balance sheet through retained earnings resulting in a nil impact on transition.

At 1 July 2004, there is a $Nil impact in retained earnings.

For the year ended 30 June 2005, the impact is an increase in employee benefits expense of $2.3 million resulting in a decrease in reported earnings of $2.3 million.

The cumulative impact as at 30 June 2005 is a $Nil impact in retained earnings.

(iii) Employee Share Plan loans

Under AGAAP the interest free loans to employees in accordance with the terms of the employee share plan were recorded as an asset and repaid over time via the associated dividend stream.

Under AIFRS, the value of such loans is required to be reclassified against share capital.

At 1 July 2004, the impact on transition is a decrease in non-current assets of $3.4 million and a decrease in issued capital of $3.4 million.

During the year ended 30 June 2005, the Employee Share Plan loans are reduced either by dividends paid on the shares, so issued, or in certain circumstances in accordance with an agreed schedule of repayments, which does not exceed three years.

The cumulative impact as at 30 June 2005 is a decrease in non-current assets of $2.7 million and a decrease in issued capital of $2.7 million.

(iv) Reserve for own shares

Under AGAAP, the cost of shares purchased on market, and held in a trust to satisfy the terms and conditions of the Performance Share Plan, is recorded as an asset and amortised over the applicable vesting period.

Under AIFRS, the cost of the shares are recorded as a negative reserve and not amortised to profit.

At 1 July 2004, the impact on transition is an increase in assets of $5.1 million (being the accumulated amortisation as at 30 June 2004) to a total of $10.2 million. The reinstated asset amount is then reclassified in the balance sheet resulting in a decrease in assets of $10.2 million and a decrease in reserves of $10.2 million.

The increase in assets of $5.1 million less the applicable tax effect of $1.5 million results in an increase in retained profits of $3.6 million. The impact of shares allocated to employees is an increase in reserves of $0.5 million and a decrease in retained profits of $0.5 million.

For the year ended 30 June 2005, the impact is an increase in employee benefit expense of $1.0 million less the applicable tax effect of $0.3 million resulting in a decrease in reported earnings of $0.7 million.

The cumulative impact as at 30 June 2005 is an increase in retained profits of $2.4 million and a decrease in reserves of $9.7 million.

Note 44. Impact of adopting Australian equivalents to International Financial Reporting Standards

(v) Impairment of non-current assets

Under AGAAP, the carrying amounts of non-current assets valued on a cost basis, were reviewed at reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeded its recoverable amount the asset was written down to the lower amount, with the write-down recognised in the income statement in the period in which it occurs. Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

Under AIFRS, the carrying amount of the consolidated entity's non-current assets, defined benefit assets, deferred tax assets, goodwill and indefinite life intangible assets (brand names) is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset is tested for impairment by comparing its recoverable amount to its carrying amount.

The major differences between AGAAP and AIFRS are as follows:

- the impairment test is performed at a cash generating unit level, and
- the cash flows must be discounted

Goodwill, which is not amortised under AIFRS and intangible assets (brand names) that have an indefinite useful life are tested for impairment annually.

If there is any indication that an asset is impaired, the recoverable amount is estimated for the individual asset. If it is not practical to estimate the recoverable amount for the individual asset, the recoverable amount of the cash generating unit to which the asset belongs is determined.

A cash generating unit is the smallest identifiable group of assets that generate independent cash inflows. Each cash generating unit must be no larger than a segment.

An impairment loss is recognised in the income statement whenever the carrying amount of an asset, or its cash generating unit exceeds its recoverable amount.

Impairment losses recognised in respect of a cash generating unit are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to reduce the carrying amount of the other assets in the unit pro rata based on their carrying amounts. The discount rate used equates to the consolidated entity's pre-tax weighted average cost of capital being 9.5%.

At 1 July 2004, the impact on transition is a decrease in property, plant and equipment of $241.5 million less the applicable tax effect of $58.6 million resulting in a decrease in retained earnings of $182.9 million.

For the year ended 30 June 2005, the impact is a decrease in property, plant and equipment of $12.4 million less the applicable tax effect of $3.7 million resulting in a decrease in reported earnings of $8.7 million.

The cumulative impact as at 30 June 2005 is a decrease in property, plant and equipment of $253.9 million less the applicable tax effect of $62.3 million resulting in a decrease in retained earnings of $191.6 million.

The impairment losses relate wholly to certain mills in the Communication Papers industry segment of the Australian Paper Manufacturing business. The impairment losses arise as a consequence of lower cash generation due to the impact of depressed Australian paper selling prices as a combined result of a strong Australian dollar and an oversupply in global paper markets.

(vi) Income Tax

On transition to AIFRS, the balance sheet method of tax effect accounting was adopted, rather than the liability method applied currently under AGAAP.

Under the balance sheet approach, income tax on the profit and loss for the year comprises current and deferred taxes.

The provision for income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided will be based on the expected manner of realisation of the asset or settlement of the liability, using tax rates enacted or substantively enacted at reporting date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent it is no longer probable that the related tax benefit will be realised.

Difference in book value of assets and tax value of assets

At 1 July 2004, the impact on transition is an increase in deferred tax liabilities of $0.2 million and a decrease in retained earnings of $0.2 million.

For the year ended 30 June 2005, the impact is an increase in deferred tax liabilities of $0.4 million and a decrease in reported earnings of $0.4 million.

The cumulative impact as at 30 June 2005 is a decrease in retained earnings of $0.6 million.

Tax losses

At 1 July 2004, the impact on transition is an increase in deferred tax assets of $5.9 million and an increase in retained earnings of $5.9 million.

For the year ended 30 June 2005, there is no impact.

The cumulative impact as at 30 June 2005 is an increase in retained earnings of $5.9 million.

(vii) Trade discounts and rebates

Under AGAAP, trade discounts and rebates were brought to account in the profit when received or when able to be reasonably determined.

Under AIFRS, trade discounts and rebates are deducted in determining the purchase cost of inventories.

At 1 July 2004, the impact on transition is a decrease in inventories of $4.7 million less the applicable tax effect of $1.3 million resulting in a decrease in retained earnings of $3.4 million.

For the year ended 30 June 2005, the impact is an increase in reported profits of $0.2 million.

The cumulative impact as at 30 June 2005 is a decrease in retained earnings of $3.2 million.

(viii) Non-amortisation of goodwill

Under AGAAP, goodwill was amortised on a straight-line basis over the period the benefits are expected to arise not exceeding 20 years.

Under AIFRS, amortisation of goodwill is prohibited and is replaced by annual impairment testing focusing on the cash inflows of the applicable cash generating unit.

At 1 July 2004, there is no impact on transition.

For the year ended 30 June 2005, amortisation expense decreases by $20.1 million less the applicable tax effect of $Nil million resulting in an increase in reported earnings of $20.1 million.

The cumulative impact as at 30 June 2005 is an increase in intangibles of $20.1 million and an increase in retained earnings of $20.1 million.

Note 44. Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

(ix) Non-depreciation of non-current assets

Under Australian GAAP, the non-current assets impaired as at 1 July 2004 on transition to AIFRS were depreciated during the year ended 30 June 2005.

Under AIFRS, non-current assets impaired as at 1 July 2004 whereby the resultant net written-down value is nil at that date, are not subject to depreciation during the year ended 30 June 2005.

For the year ended 30 June 2005, depreciation expense decreases by $2.2 million less the applicable tax effect of $0.6 million resulting in an increase in reported earnings of $1.6 million.

The cumulative impact as at 30 June 2005 is an increase in property, plant and equipment of $2.2 million less the applicable tax effect of $0.6 million resulting an increase in retained earnings of $1.6 million.

(x) Disposal of foreign denominated subsidiary

Under AGAAP, the assets and liabilities of self-sustaining foreign operations were translated at the rates of exchange ruling at reporting date. Equity items and goodwill are translated at historical rates. The income statements are translated at an average rate for the year which approximates the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in the translation reserve until disposal of the operation, when it is transferred directly to retained earnings.

Under AIFRS, each entity maintains its books and records in its functional currency. The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated from the entity's functional currency to the consolidated entity's presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The income statements are translated at an average rate for the year which approximates the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in the translation reserve.

There are no expected changes in functional currency for the Company or its subsidiaries.

All foreign operations are translated into Australian dollars using the method described above.

On disposal of a foreign operation, under AIFRS the amount recognised in the translation reserve attributable to the foreign operation is included in the calculation of the gain or loss on disposal and recycled through the current year income statement.

At 1 July 2004, there is no impact on transition.

For the year ended 30 June 2005, the impact is an increase in the loss on disposal of subsidiaries of $1.7 million and a decrease in the transfer amount from retained earnings to the exchange fluctuation reserve of $1.7 million.

There is no net impact on the balance sheet as at 30 June 2005.

(xi) Business combinations

Under AGAAP, post-acquisition adjustments to goodwill were permitted to be made in subsequent periods, where appropriate.

Under AIFRS, post acquisition adjustments are only permitted to be made within a 12 month period from the date of the acquisition. As a result, any such adjustments booked to goodwill under AGAAP after 31 October 2004 in relation to the acquisition of the Paper Merchanting Division of Buhrmann NV, is adjusted against reported earnings other than in specific circumstances.

The consolidated entity has not elected to apply Accounting Standard AASB 3 Business Combinations retrospectively and hence the impact of the above only affects the AIFRS restated balance sheets as at 1 July 2005 and the AIFRS restated profit for the year ended 30 June 2005.

At 1 July 2004, there is no impact on transition.

For the year ended 30 June 2005, the impact is an increase in expenses of $8.9 million less the applicable tax effect of $Nil million resulting in a decrease in reported earnings of $8.9 million.

The cumulative impact as at 30 June 2005 is a decrease in goodwill of $8.9 million and a decrease in retained earnings of $8.9 million.

(xii) Reclassification of Computer Software

Under AGAAP, computer software was generally classified as part of property, plant and equipment in the balance sheet.

Under AIFRS, any computer software that is not integral to the operation of property, plant and equipment is classified as an intangible asset, where it is continued to be amortised on the same basis.

At 1 July 2004, the impact on transition is an increase in intangibles of $81.1 million and a decrease in property, plant and equipment of $81.1 million.

At 30 June 2005, the impact is an increase in intangibles of $62.2 million and a decrease in property, plant and equipment of $62.2 million.

(xiii) Revenue disclosures in relation to the sale of non-current assets

Under AIFRS, the revenue recognised in relation to the sale of non-current assets is the net gain on the sale. This is in contrast to the AGAAP treatment under which the gross proceeds from the sale were recognised as revenue and the carrying amount of the assets sold is recognised as an expense. The net impact on the profit or loss of this difference is nil.

Under AIFRS for the year ended 30 June 2005, the consolidated revenue from ordinary activities is $11.2 million lower, the consolidated carrying amount of non-current assets sold disclosed as an expense is $8.2 million lower and the consolidated other income is $3.0 million higher.

(xiv) Reclassification of other income

Under AIFRS, foreign exchange gains are classified as other income. This is in contrast to the AGAAP treatment under which such items are classified as revenue.

Under AIFRS for the year ended 30 June 2005, the consolidated revenue is $0.2 million lower and consolidated other income is $0.2 million higher.

Note 44 Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

The following table sets out the adjustments to the consolidated entity upon adoption of AIFRS as at 1 July 2004.

Consolidated						
1 July 2004	Notes	Issued capital $m	Reserves $m	Retained profits $m	Minority interest $m	Total equity $m
Net assets as at 1 July 2004 under AGAAP		1,693.8	(18.7)	137.0	1.2	1,813.3
• Defined benefit plans	(i)	–	–	(29.9)	–	(29.9)
• Employee Share Plan loans	(iii)	(3.4)	–	–	–	(3.4)
• Reserve for own shares	(iv)	–	–	3.6	–	3.6
• Shares held in trust, reclassification as a 'negative reserve	(iv)	–	(9.7)	(0.5)	–	(10.2)
• Impairment of non-current assets	(v)	–	–	(182.9)	–	(182.9)
• Income tax	(vi)	–	–	5.7	–	5.7
• Trade discounts and rebates	(vii)	–	–	(3.4)	–	(3.4)
Total movements		(3.4)	(9.7)	(207.4)	–	(220.5)
Net assets as at 1 July 2004 under AIFRS		1,690.4	(28.4)	(70.4)	1.2	1,592.8

The following table sets out the adjustments to the consolidated income statement for the year ended 30 June 2005.

Consolidated								
30 June 2005	Notes	Profit before interest, tax, depreciation and amortisation $m	Depreciation and amortisation $m	Profit before net interest and income tax $m	Net Interest $m	Profit before income tax expense $m	Income tax benefit/ (expense) $m	Profit after income tax expense $m
30 June 2005 (before tax consolidation adjustment)		307.7	(122.8)	184.9	(68.5)	116.4	(24.8)	91.6
Tax consolidation adjustment		–	–	–	–	–	77.0	77.0
30 June 2005 under AGAAP		307.7	(122.8)	184.9	(68.5)	116.4	52.2	168.6
• Defined benefit plans	(i)	(1.0)	–	(1.0)	–	(1.0)	(0.1)	(1.1)
• Share based payments	(ii)	(2.3)	–	(2.3)	–	(2.3)	–	(2.3)
• Reserve for own shares	(iv)	(1.0)	–	(1.0)	–	(1.0)	0.3	(0.7)
• Impairment of non-current assets	(v)	–	(12.4)	(12.4)	–	(12.4)	3.7	(8.7)
• Income tax	(vi)	–	–	–	–	–	(0.4)	(0.4)
• Trade discounts and rebates	(vii)	0.2	–	0.2	–	0.2	–	0.2
• Non amortisation of goodwill	(viii)	–	20.1	20.1	–	20.1	–	20.1
• Non depreciation of non-current assets impaired as at 1 July 2004	(ix)	–	2.2	2.2	–	2.2	(0.6)	1.6
• Disposal of foreign denominated subsidiary	(x)	(1.7)	–	(1.7)	–	(1.7)	–	(1.7)
• Business combinations	(xi)	(8.9)	–	(8.9)	–	(8.9)	–	(8.9)
Total movements		(14.7)	9.9	(4.8)	–	(4.8)	2.9	(1.9)
30 June 2005 under AIFRS		293.0	(112.9)	180.1	(68.5)	111.6	55.1	166.7

Note 44. **Impact of adopting Australian equivalents to International Financial Reporting Standards** (continued)

The following table sets out the adjustments to the consolidated entity upon adoption of AIFRS as at 30 June 2005.

30 June 2005	Notes	Issued capital $m	Reserves $m	Retained profits $m	Minority interest $m	Total equity $m
						Consolidated
Net assets as at 30 June 2005 under AGAAP		1,694.2	(63.8)	181.1	0.9	1,812.4
• Defined benefit plans	(i)	–	–	(29.9)	–	(29.9)
• Employee Share Plan loans	(iii)	(3.4)	–	–	–	(3.4)
• Reserve for own shares	(iv)	–	–	3.6	–	3.6
• Shares held in trust reclassification as a 'negative' reserve	(iv)	–	(9.7)	(0.5)	–	(10.2)
• Impairment of non-current assets	(v)	–	–	(182.9)	–	(182.9)
• Income tax	(vi)	–	–	5.7	–	5.7
• Trade discounts and rebates	(vii)	–	–	(3.4)	–	(3.4)
Total movement as at 1 July 2004		(3.4)	(9.7)	(207.4)	–	(220.5)
• Defined benefit plans	(i)	–	–	(1.1)	–	(1.1)
• Share based payments	(ii)	–	–	(2.3)	–	(2.3)
• Shares held in trust	(iv)	–	–	(0.7)	–	(0.7)
• Impairment of non-current assets	(v)	–	–	(8.7)	–	(8.7)
• Income tax	(vi)	–	–	(0.4)	–	(0.4)
• Trade discounts and rebates	(vii)	–	–	0.2		0.2
• Non-amortisation of goodwill	(viii))	–	–	20.1	–	20.1
• Non-depreciation of non-current assets impaired as at 1 July 2004	(ix)	–	–	1.6	–	1.6
• Disposal of foreign denominated subsidiary	(x)	–	–	(1.7)	–	(1.7)
• Business combinations	(xi)	–	–	(8.9)	–	(8.9)
Total movements to profit		–	–	(1.9)	–	(1.9)
• Disposal of foreign denominated subsidiary (reclassification)	(x)	–	–	1.7	–	1.7
• Repayment of employee share plan loans	(iii)	0.7	–	–	–	0.7
• Actuarial gains/(losses) defined benefit plan	(i)	–	–	(33.8)	–	(33.8)
• Share based payments	(ii)	–	–	2.3	–	2.3
• Impact of exchange rate movements		–	1.8	(0.1)	0.1	1.8
Net assets as at 30 June 2005 under AIFRS		1,691.5	(71.7)	(58.1)	1.0	1,562.7

The following table sets out the adjustments to PaperlinX Limited at transition to AIFRS as at 1 July 2004 and for the year ending 30 June 2005 comparative period.

	Notes	Issued capital $m	reserves $m	Retained profits $m	Total equity $m
					Consolidated
1 July 2004					
Net assets as at 1 July 2004 under AGAAP		1,693.8	–	3.4	1,697.2
• Employee Share Plan loans	(iii)	(3.4)	–	–	(3.4)
Net assets as at 1 July 2004 under AIFRS		1,690.4	–	3.4	1,693.8
30 June 2005					
Net assets as at 30 June 2005 under AGAAP		1,694.2	–	59.2	1,753.4
• Employee Share Plan loans	(iii)	(2.7)	–	–	(2.7)
Net assets as at 30 June 2005 under AIFRS		1,691.5	–	59.2	1,750.7

There is no impact to PaperlinX Limited at transition to AIFRS on the income statement for the year ended 30 June 2005.

Note 45. **Events subsequent to balance date**

Dividends

For dividends declared after 30 June 2006, see Note 7.

Maryvale Wood Yard Outsourcing

The Company has announced conditional agreement to outsource a new wood yard at Maryvale, which will result in one-off costs on the 2007 year of approximately $10 million.

DIRECTORS' DECLARATION

1. In the opinion of the directors of PaperlinX Limited ('the Company'):
   (a) the Financial Statements and notes including the remuneration disclosures that are contained in sections 1-3 and sections 5-7 of the Remuneration report in the Directors' Report, set out on pages 1 to 99, are in accordance with the Corporations Act 2001, including:
      i. giving a true and fair view of the financial position of the Company and the consolidated entity as at 30 June 2006 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and
      ii. complying with Australian Accounting Standards and the Corporations Regulations 2001; and
   (b) the remuneration disclosures that are contained in sections 1-7 of the Remuneration report in the Directors' report comply with Australian Accounting Standard AASB 124 Related Party Disclosures and Corporations Regulations 2001.
   (c) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
2. There are reasonable grounds to believe that the Company and the controlled entities identified in Note 36 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those controlled entities pursuant to ASIC Class Order 98/1418.
3. The Directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2006.

In accordance with a resolution of the directors, dated at Melbourne, in the State of Victoria, this 21st day of August 2006.

David E Meiklejohn
Chairman

Thomas P Park
Managing Director


PaperlinX

FULL FINANCIAL REPORT 2006

All of the paper used in this Report was produced by PaperlinX.

The cover stock is Tablex Embossed Ivory Board 290gsm produced with ISO 14001 environmental certification at Australian Paper's Shoalhaven Mill in New South Wales, Australia.

The text is printed on Glopaque 80gsm, an offset paper produced with ISO 14001 environmental certification at Australian Paper's Burnie Mill in Tasmania and the Maryvale Mill in Victoria, Australia.

When you have finished with this publication, PaperlinX encourages you to recycle it to avoid landfill.

List of documents forwarded under cover of this letter to Securities and Exchange Commission dated 27 October, 2006.

Ref.	Title	Dated
1.	News Release – PaperlinX Full Year Results Web Cast	10 August 2006
2.	Appendix 4E – Preliminary Final Report	22 August 2006
3.	Announcement – PaperlinX Results For the Full Year ended 30 June 2006	22 August 2006
4.	Presentation – PaperlinX Results For the Full Year ended 30 June 2006	22 August 2006
5.	Dividend Reinvestment Plan Rules	25 August 2006
6.	Revised Appendix 4E - Dividend Reinvestment Plan	25 August 2006
7.	Appendix 3Y – Change in Director's Interest Notice	29 August 2006
8.	Appendix 3Y – Change in Director's Interest Notice	30 August 2006
9.	Appendix 3Y – Change in Director's Interest Notice	31 August 2006
10.	Appendix 3B – New issue announcement, application for quotation of additional securities and agreement	5 September 2006
11.	Appendix 3Y – Change in Director's Interest Notice	14 September 2006
12.	Announcement : • Chairman's letter to shareholders regarding Annual General Meeting • Notice of Annual General Meeting • Proxy form for Annual General Meeting • Concise Annual Report 2006 for the financial year ended 30 June 2006 • Full financial report 2006 for the financial year ended 30 June 2006	19 September 2006
13.	Advice on Dividend Investment Plan Issue Price	25 September 2006

item 1.

PaperlinX

NEWS RELEASE

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

Thursday 10th August, 2006

PAPERLINX FULL YEAR RESULTS WEB CAST

PaperlinX Limited will be releasing its results for the year to 30 June, 2006 to the Australian Stock Exchange on 22 August, 2006.

A live webcast of the management presentation at 9.30am (AEST) on 22 August will be available. If you wish to view the webcast you should register at the Company website **www.paperlinx.com** at least 15 minutes before it commences. Registrations can be made from today.

The presentation material to be used will be available on the same web site. An archive version of the webcast will be available on the web site shortly after completion.

For further information, please contact:

David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: + 61 (3) 8540 2302

item 2

Rules 4.3A

Appendix 4E

Preliminary Final Report

Introduced 1/1/2003

Name of entity

PAPERLINX LIMITED

ABN	Half yearly (tick)	Preliminary final (tick)	Half year/financial year ended ('current period')
70 005 146 350		✓	30 June 2006

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1).

				A$M
Revenue *(item 1.1)*	down	2.5%	to	7,392.3
Net profit for the period excluding Australian Tax Consolidation attributable to holders of the parent *(item 1.18)*	down	27.0%	to	65.4
Net profit (loss) for the period attributable to holders of the parent *(item 1.13)*	down	60.7%	to	65.4

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* This dividend was declared at the date of this report. This dividend has not been provided for in the accounts as at 30 June 2006. Interim dividend *(Half yearly report only - item 15.6)*	4.5¢	Nil
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	12.0¢	Nil

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 22 September 2006

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer attached news release.

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period – A$M	Previous corresponding period - A$M
1.1	Revenue *(items 1.22 – 1.24)*	7,392.3	7,582.9
1.2	Other Income *(items 1.25 – 1.30)*	27.3	4.6
1.3	Expenses *(items 1.31 – 1.36)*	(7,267.6)	(7,405.1)
1.4	**Profit (loss) before net financing costs**	**152.0**	**182.4**
1.5	Financial income *(items 1.37 – 1.39)*	7.3	4.3
1.6	Financial expenses *(items 1.40 – 1.43)*	(73.1)	(75.1)
1.7	Net finance costs	(65.8)	(70.8)
1.8	**Profit (loss) before tax**	**86.2**	**111.6**
1.9	Tax benefit/(expense)	(21.5)	55.1
1.10	**Profit (loss) after tax but before profit and loss of discontinuing operations**	**64.7**	**166.7**
1.11	Profit (loss) of discontinuing operations, net of tax	0.7	-
1.12	**Profit for the year**	**65.4**	**166.7**
	Attributable to		
1.13	Equity holders of the parent	65.4	166.6
1.14	Minority interests	-	0.1
		65.4	166.7

1.15	Profit for the year	65.4	166.7
1.16	Australian Tax Consolidation adjustment	-	(77.0)
1.17	Profit for the year excluding Australian Tax Consolidation	65.4	89.7
1.18	**Attributable to** Equity holders of the parent	65.4	89.6
1.19	Minority interests	-	0.1
		65.4	89.7

Earnings per security (EPS)	Current period	Previous corresponding period
1.20 Basic EPS from continuing operations	14.5	37.3
1.21 Diluted EPS from continuing operations	14.3	37.1

+ See chapter 19 for defined terms.

		Current Period – A$M	Previous Corresponding Period A$M
	REVENUES AND EXPENSES		
	Revenue		
1.22	Sales of goods	7,383.2	7,574.1
	Rendering of services:		
1.23	Commissions	9.1	8.8
1.24	**Total revenue**	7,392.3	7,582.9

	Other income		
1.25	Insurance proceeds	-	0.1
1.26	Rent	2.0	1.2
1.27	Other	0.1	-
1.28	Dividends received	0.8	0.3
1.29	Net profit on disposal of non-current assets (1)	24.4	3.0
1.30	**Total other income**	27.3	4.6

(1) Included in the amount in the current year is $16.3 million (2005: $Nil million) in relation to profits arising on the disposal of properties under commercial sale and lease back arrangements. In accordance with the on-going review of the owned properties, it is expected that further commercial sale and lease back arrangements may be undertaken in the future.

		Current Period – A$M	Previous Corresponding Period A$M
	Expenses		
1.31	Cost of sales	6,027.7	6,101.5
1.32	Distribution and warehousing	424.4	423.2
1.33	Sales and marketing	348.4	380.5
1.34	General and administration	464.9	496.4
1.35	Research and development	2.2	3.5
1.36	**Total expenses**	7,267.6	7,405.1

Net financing costs			
	Financial income:		
1.37	Interest income	5.8	4.1
1.38	Net foreign exchange gains	1.5	0.2
1.39	**Total financial income**	**7.3**	4.3
	Financial expenses:		
1.40	Interest expense	(71.0)	(72.6)
1.41	Less capitalised interest	0.3	-
1.42	Other borrowing costs	(2.4)	(2.5)
1.43	**Total financial expenses**	**(73.1)**	(75.1)
1.44	**Total net financing costs**	**(65.8)**	**(70.8)**
	Net interest expense:		
1.45	Interest income	5.8	4.1
1.46	Interest expense	(70.7)	(72.6)
1.47	**Total net interest expense**	**(64.9)**	**(68.5)**

		Current Period - A$m	Previous Corresponding Period A$m
	Profit before tax		
1.48	Revenue:		
	• Continuing operations	7,383.2	7,574.1
	• Discontinuing operations	29.5	-
		7,412.7	7,574.1
1.49	Profit before depreciation, amortisation, net interest and tax:		
	• Continuing operations	255.8	293.0
	• Discontinuing operations	1.3	-
		257.1	293.0
1.50	Depreciation and amortisation:		
	• Continuing operations	(104.7)	(112.9)
	• Discontinuing operations	-	-
		(104.7)	(112.9)
1.51	Profit before net interest and tax:		
	• Continuing operations	151.1	180.1
	• Discontinuing operations	1.3	-
		152.4	180.1
1.52	Net interest:		
	• Continuing operations	(64.9)	(68.5)
	• Discontinuing operations	(0.2)	-
		(65.1)	(68.5)
1.53	Profit before income tax:		
	• Continuing operations	86.2	111.6
	• Discontinuing operations	1.1	-
		87.3	111.6
1.54	Tax:		
	• Continuing operations	(21.5)	55.1
	• Discontinuing operations	(0.4)	-
		(21.9)	55.1
1.55	Profit for the year:		
	• Continuing operations	64.7	166.7
	• Discontinuing operations	0.7	-
		65.4	166.7

+ See chapter 19 for defined terms.

Consolidated retained profits

		Current period - A$M	Previous corresponding period A$M
1.56	Retained profits (accumulated losses) at the beginning of the financial period	(58.1)	(70.4)
1.57	Net profit (loss) attributable to holders of the parent *(item 1.13)*	65.4	166.6
1.58	Net transfers from (to) reserves *(details if material)*	-	-
1.59	Employee share options and rights	2.9	2.3
1.60	Adjustment to comply with AASB 139 (Financial Instruments: Recognition and Measurement)	(0.3)	-
1.61	Dividends paid	(78.1)	(122.7)
1.62	Actuarial gains/ (losses) on defined benefit plans	30.0	(33.9)
1.63	**Retained profits (accumulated losses) at end of financial period**	**(38.2)**	**(58.1)**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated – current period			
		Before tax A$M (a)	Related tax A$M (b)	Related outside +equity interests A$M (c)	Amount (after tax) attributable to members A$M (d)
2.1	Amortisation of computer software		-	-	-
2.2	Amortisation of brand names				
2.3	Amortisation of other intangibles	-	-	-	-
2.4	**Total amortisation of intangibles**		-	-	-
2.5	Extraordinary items (details)	-	-	-	-
2.6	**Total extraordinary items**	-	-	-	-

There was no amortisation of goodwill in the previous corresponding period.

Comparison of half year profits

(Preliminary final report only)

		Current year – A$M	Previous year – A$M
3.1	Consolidated profit (loss) after tax attributable to holders of the parent reported for the *1st* half year (item 1.16 in the half yearly report)	35.3	132.5
3.2	Consolidated profit (loss) after tax attributable to holders of the parent for the *2nd* half year	30.1	34.1
	Total for year	65.4	166.6

+ See chapter 19 for defined terms.

	Condensed consolidated balance sheets	At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Current assets			
4.1	Cash and cash equivalents	455.1	429.1	289.0
4.2	Trade and other receivables	1,541.8	1,433.2	1,489.8
4.3	Inventories	864.1	811.7	814.9
4.4	Assets classified as held for sale	19.6	-	-
4.5	**Total current assets**	**2,880.6**	**2,674.0**	**2,593.7**
	Non-current assets			
4.6	Receivables	8.9	5.4	5.1
4.7	Investments	14.1	13.3	13.5
4.8	Property, plant and equipment	990.8	985.2	977.0
4.9	Intangible assets	421.6	403.7	405.7
4.10	Deferred tax assets	74.4	85.2	83.4
4.11	**Total non-current assets**	**1,509.8**	**1,492.8**	**1,484.7**
4.12	**Total assets**	**4,390.4**	**4,166.8**	**4,078.4**
	Current liabilities			
4.13	Trade and other payables	1,172.9	1,041.9	958.8
4.14	Interest bearing loans and borrowings	221.7	266.6	266.2
4.15	Income tax payable	9.6	3.8	6.4
4.16	Employee benefits	41.4	40.9	42.6
4.17	Provisions	13.8	19.8	17.3
4.18	Liabilities classified as held for sale	0.9	-	-
4.19	**Total current liabilities**	**1,460.3**	**1,373.0**	**1,291.3**
	Non-current liabilities			
4.20	Payables	93.1	119.6	120.0
4.21	Interest bearing liabilities	1,136.7	1,036.0	1,039.9
4.22	Deferred tax liabilities	43.4	33.4	19.4
4.23	Employee benefits	37.3	38.9	39.2
4.24	Provisions	10.9	3.2	4.5
4.25	**Total non-current liabilities**	**1,321.4**	**1,231.1**	**1,223.0**
4.26	**Total liabilities**	**2,781.7**	**2,604.1**	**2,514.3**
4.27	**Net assets**	**1,608.7**	**1,562.7**	**1,564.1**

+ See chapter 19 for defined terms.

Condensed consolidated balance sheets(cont)		At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Equity			
4.28	Issued capital	1,691.9	1,691.5	1,691.7
4.29	Reserves	(45.0)	(71.7)	(66.9)
4.30	Retained profits (accumulated losses)	(38.2)	(58.1)	(60.8)
4.31	**Equity attributable to holders of the parent entity**	**1,608.7**	**1,561.7**	**1,564.0**
4.32	Minority interests	-	1.0	0.1
4.33	**Total equity**	**1,608.7**	**1,562.7**	**1,564.1**
4.34	Preference capital included as part of 4.37	-	-	-

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period A$M	Previous corresponding period – A$M
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period	N/A	N/A
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
5.5	Expenditure transferred to Development Properties	N/A	N/A
5.6	**Closing balance**	**N/A**	**N/A**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period A$M	Previous corresponding period – A$M
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period	N/A	N/A
6.3	Expenditure transferred from exploration and evaluation	N/A	N/A
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
6.6	Expenditure transferred to mine properties	N/A	N/A
6.7	**Closing balance**	**N/A**	**N/A**

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period A$M	Previous corresponding period – A$M
	Cash flows related to operating activities		
7.1	Receipts from customers	7,431.7	7,641.6
7.2	Payments to suppliers and employees	(7,113.9)	(7,271.8)
7.3	Dividends received	0.8	0.3
7.4	Interest received	5.7	4.4
7.5	Interest paid	(69.6)	(74.3)
7.6	Income taxes paid	(6.1)	(36.9)
7.7	Other (provide details if material)	11.2	10.1
7.8	**Net operating cash flows**	**259.8**	**273.4**
	Cash flows related to investing activities		
7.9	Loans (advanced to)/repaid by other entities	(0.9)	0.9
7.10	Acquisition of property, plant and equipment and intangibles	(101.4)	(86.3)
7.11	Acquisition of subsidiaries and businesses	(100.9)	(44.6)
7.12	Proceeds on disposal of property, plant and equipment	51.1	29.5
7.13	**Net investing cash flows**	**(152.1)**	**(100.5)**
	Cash flows related to financing activities		
7.14	Dividends paid	(77.8)	(122.3)
7.15	Proceeds from issues of shares	-	0.4
7.16	Loans (repaid to)/received from other persons	0.2	(3.1)
7.17	Proceeds from borrowings	1,156.0	669.2
7.18	Repayment of borrowings	(1,171.3)	(711.3)
7.19	Principal lease repayments	-	(0.1)
7.20	**Net financing cash flows**	**(92.9)**	**(167.2)**
7.21	**Net increase (decrease) in cash held**	**14.8**	**5.7**
7.22	Cash at beginning of period *(see Reconciliation of cash)*	427.8	445.0
7.23	Exchange rate adjustments to item 7.24	11.3	(22.9)
7.24	**Cash at end of period** *(see Reconciliation of cash)*	**453.9**	**427.8**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period A$M	Previous corresponding Period – A$M
8.1 Cash on hand and at bank	455.1	429.1
8.2 Bank overdraft	(1.2)	(1.3)
8.3 Total cash at end of period *(item 7.26)*	**453.9**	**427.8**

Other notes to the condensed financial statements

Ratios	Current period	Previous corresponding Period
9.1 **Profit before tax / revenue** Consolidated profit (loss) before tax (*item 1.8*) as a percentage of revenue (*item 1.1*)	1.2%	1.5%
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) after tax attributable to holders of the parent (*item 1.13*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.31*)	4.1%	10.7%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

		Current period	Previous corresponding Period
	Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
10.1	**Basic earnings per share (cents)**		
	• Continuing operations	14.5	37.3
	• Discontinuing operations	0.2	-
		14.7	37.3
10.2	Net Profit		
	• Continuning operations	64.7	166.6
	• Discontinuing operations	0.7	-
		65.4	166.6
10.3	Weighted average number of shares (millions)	446.2	446.1
10.4	**Diluted earnings per share (cents)**		
	• Continuing operations	14.3	37.1
	• Discontinuing operations	0.2	-
		14.5	37.1
10.5	Net Profit		
	• Contining operations	64.7	166.6
	• Discontinuing operations	0.7	-
		65.4	166.6
10.6	Weighted average number of shares (millions)	449.6	448.6

NTA backing

		Current period	Previous corresponding Period
11.1	Net tangible asset backing per +ordinary security	$2.49	$2.40

+ See chapter 19 for defined terms.

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	NIL
13.2	Consolidated profit (loss) and extraordinary items after tax of the subsidiaries since the date in the current period on which control was +acquired	N/A
13.3	Date from which such profit has been calculated	N/A
13.4	Profit (loss) and extraordinary items after tax of the subsidiaries for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	NIL
14.2	Consolidated profit (loss) and extraordinary items after tax of the subsidiaries for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) and extraordinary items after tax of the subsidiaries while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated profit (loss) and extraordinary items from sale of interest leading to loss of control	N/A

+ See chapter 19 for defined terms.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	13 October 2006
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	22 September 2006
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	Yes

Amount per security

		Amount per security	Franked amount per security at applicable tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year (30% tax rate) - not provided for at 30 June	4.5¢	Nil	N/A
15.5	Previous year (30% tax rate)	12.0¢	Nil	N/A
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year (30% tax rate) - not provided for at 31 December.	5.5¢	Nil	N/A
15.7	Previous year (30% tax rate)	13.5¢	Nil	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	10.0¢	25.5¢
15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period A$M	Previous corresponding Period – A$M
15.10	+Ordinary securities *(each class separately)*	Not provided for at 30 June 2006	Not provided for at 30 June 2005
	Preference +securities *(each class separately)*		
15.12	Other equity instruments *(each class separately)* Refer 15.6 above		
15.13	**Total**	-	-

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period A$M	Previous corresponding period – A$M
16.1 Profit (loss) before tax	N/A	N/A
16.2 Income tax	N/A	N/A
16.3 Profit (loss after tax	N/A	N/A
16.4 (1) Extraordinary items net of tax	-	-
(2) Unrealised profit in inventory adjustment	N/A	N/A
16.5 Net profit (loss)	N/A	N/A
16.6 Adjustments	N/A	N/A
16.7 Share of net profit (loss) of associates and joint venture entities	N/A	N/A

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period A$M	Previous correspondin g period – A$M
NIL				
17.2 Total	-	-	-	-

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous correspondin g period	Current period A$M	Previous correspondin g period – A$M
17.3 Other material interests NIL				
17.4 Total	-	-	-	-

Issued and quoted securities at end of current period
(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
18.2	Changes during current period				
	(a) Increases through issues	N/A	N/A	N/A	N/A
	(b) Decreases through returns of capital, buybacks, redemptions	N/A	N/A	N/A	N/A
18.3	**+Ordinary securities**	446,182,209			
18.4	Changes during current period				
	(a) Increases through Employee Share Plan Issues				
	– Exercise of Options	10,000	10,000	3.32	3.32
	(b) Increase through long term incentive plan	-	-		-
	(c) Decreases through returns of capital, buybacks	-	-		-
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	N/A	N/A	N/A
18.6	Changes during current period				
	(a) Increases through Employee Share Plan Issues	N/A	N/A	N/A	N/A
	(b) Decreases through securities matured, converted	N/A	N/A	N/A	N/A

+ See chapter 19 for defined terms.

		Total number	Number quoted	Exercise price	Expiry Date (if any)
18.7	**Options** *(description and conversion factor)*		Nil		N/A
18.8	Issued during current period	1,022,140	Nil	2.77	N/A
		9,720	Nil	4.85	N/A
		150,000	Nil	2.77	N/A
		1,181,860			
18.9	Exercised during current period	10,000	Nil	3.32	N/A
18.10	Expired during current period	355,390	N/A		
18.11	**Debentures** *(description)*				
18.12	Changes during current period				
	(a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period				
	(a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		

+ See chapter 19 for defined terms.

Segment Reporting
(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

BUSINESS SEGMENTS

The consolidated entity comprises the following main business segments, based on the consolidated entity's management and internal reporting reporting system.

Segment	Description of Operations
Merchanting and Paper Trading	International paper merchant and paper trader supplying the printing and publishing industry and office supplies.
Communication Papers	Manufacture of office papers, graphic papers, converting papers and other speciality and coated papers.
Packaging Papers	Manufacture of packaging papers and industrial papers. Products include kraftliners, sack kraft and light weight bag and industrial papers, sold predominantly to converting customers.
Corporate and Other	Includes stationery and envelopes business and corporate costs.

GEOGRAPHIC SEGMENTS

The consolidated entity comprises the following main geographic segments. In presenting the information on the basis of geographic segments, segment sales are based on the geographic location of customers. Segment assets are based on the geographic location of the assets.

Segment	Description of Operations
Australia and New Zealand	Manufacture of communication papers and packaging papers, paper merchanting and paper trading.
North America	Paper merchanting and paper trading.
Europe	Paper merchanting and paper trading.
Asia	Paper merchanting and paper trading.

+ See chapter 19 for defined terms.

Segment Reporting (cont'd)

	CONSOLIDATED			
	SEGMENT RESULT (3)	SEGMENT REVENUE	SEGMENT ASSETS	SEGMENT LIABILITIES
	$M	$M	$M	$M
For the year ended 30 June 2006				
BUSINESS SEGMENTS				
Merchanting and Paper Trading				
• Continuing Operations	189.1	6,900.5	3,241.4	1,163.0
• Discontinuing Operations	1.3	29.5	19.6	0.9
	190.4	6,930.0	3,261.0	1,163.9
Communication Papers	(9.4)	674.4	635.0	118.7
Packaging Papers	5.3	241.8	298.4	41.6
Corporate and Other	(33.9)	94.4	121.6	46.1
Profit before net interest and income tax	152.4			
Net interest (1)	(65.1)			
Profit before income tax	87.3			
Income tax expense (1)	(21.9)			
Income tax benefit – Australian Tax Consolidation (1)	-			
Profit after income tax expense	65.4			
Net profit attributable to minority interests	-			
Inter-segment sales (2)		(527.9)		
Unallocated assets (deferred tax balances)			74.4	
Unallocated liabilities (6)				1,411.4
Total	65.4	7,412.7	4,390.4	2,781.7

+ See chapter 19 for defined terms.

Segment Reporting (cont'd)

	CONSOLIDATED			
	SEGMENT RESULT (3)	SEGMENT REVENUE	SEGMENT ASSETS	SEGMENT LIABILITIES
	$M	$M	$M	$M
For the year ended 30 June 2005				
BUSINESS SEGMENTS				
Merchanting and Paper Trading	194.1	7,035.3	3,054.0	1,045.9
Communication Papers	2.1	699.8	622.9	124.3
Packaging Papers	10.0	242.9	292.2	41.3
Corporate and Other	(26.1)	100.6	112.5	52.8
Profit before net interest and income tax	180.1			
Net interest (1)	(68.5)			
Profit before income tax	111.6			
Income tax expense (1)	(21.9)			
Income tax benefit – Australian Tax Consolidation (1)	77.0			
Profit after income tax expense	166.7			
Net profit attributable to minority interests	(0.1)			
Inter-segment sales (2)		(504.5)		
Unallocated assets (deferred tax balances)			85.2	
Unallocated liabilities (6)				1,339.8
Total	166.6	7,574.1	4,166.8	2,604.1

+ See chapter 19 for defined terms.

Segment Reporting (cont'd)

	CONSOLIDATED		
	SEGMENT REVENUE	SEGMENT ASSETS	CAPITAL EXPENDITURE
	$M	$M	$M
For the year ended 30 June 2006			
GEOGRAPHIC SEGMENTS			
Australia and New Zealand	1,351.0	1,471.2	76.3
North America	1,257.8	591.9	21.4
Europe	4,617.5	2,190.7	23.9
Asia	186.4	62.2	0.4
Unallocated assets (deferred tax assets)	-	74.4	-
Total	7,412.7	4,390.4	122.0

	CONSOLIDATED		
	SEGMENT REVENUE	SEGMENT ASSETS	CAPITAL EXPENDITURE
	$M	$M	$M
For the year ended 30 June 2005			
GEOGRAPHIC SEGMENTS			
Australia and New Zealand	1,444.4	1,464.1	66.4
North America	1,011.1	413.1	5.5
Europe	4,945.2	2,147.7	44.8
Asia	173.4	56.7	0.3
Unallocated assets (deferred tax assets)	-	85.2	-
Total	7,574.1	4,166.8	117.0

+ See chapter 19 for defined terms.

Segment Reporting (cont'd)

	CONSOLIDATED		
	DEPRECIATION & AMORTISATION $M	NON CASH EXPENSES (4) $M	CAPITAL EXPENDITURE (5) $M
For the year ended 30 June 2006			
BUSINESS SEGMENTS			
Merchanting & Paper Trading			
• Continuing operations	40.4	(4.3)	47.8
Communication Papers	37.0	6.6	57.7
Packaging Papers	12.9	3.1	13.1
Corporate and Other	14.4	5.1	3.4
Total	104.7	10.5	122.0

	CONSOLIDATED		
	DEPRECIATION & AMORTISATION $M	NON CASH EXPENSES (4) $M	CAPITAL EXPENDITURE (5) $M
For the year ended 30 June 2005			
BUSINESS SEGMENTS			
Merchanting & Paper Trading	41.1	19.7	52.8
Communication Papers	46.7	13.9	46.2
Packaging Papers	12.2	4.7	15.5
Corporate and Other	12.9	4.4	2.5
Total	112.9	42.7	117.0

+ See chapter 19 for defined terms.

Segment Reporting (cont'd)

Notes

(1) Interest and income tax expense are not allocated internally to the segments but held centrally.

(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.

(3) The segment result for the individual business segments is the profit before net interest and income tax.

(4) The non-cash expenses above comprise the following items:

	2006 $M	2005 $M
• Provisions charge	34.4	48.9
• Net (profit)/loss on disposal of property, plant and equipment	(24.4)	(3.0)
• Other non cash items - refer Statements of Cash Flows	0.5	(3.2)
	10.5	42.7

(5) Capital Expenditure above comprises the following items:

	2006 $M	2005 $M
• Addition of property, plant and equipment - refer Statements of Cash Flows	101.4	86.3
• Movement in accruals for property, plant and equipment	0.6	7.4
	102.0	93.7
• Goodwill in relation to acquisitions of subsidiaries	9.1	17.1
• Brands acquired on acquisition of subsidiaries	1.2	-
• Property, plant and equipment acquired on acquisition of subsidiaries	9.7	6.2
	122.0	117.0

(6) The unallocated segment liabilities comprise the following items:

	2006 $M	2005 $M
• Current interest bearing liabilities	221.7	266.6
• Current tax liabilities	9.6	3.8
• Non-current interest bearing liabilities	1,136.7	1,036.0
• Non-current deferred tax liabilities	43.4	33.4
	1,411.4	1,339.8

(7) The impairment losses booked relate to the following segments:

	2006 $M	2005 $M
• Industry – Communication Papers	-	12.4
• Geographic – Australia and New Zealand	-	12.4

+ See chapter 19 for defined terms.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 Not applicable (Interim report only)

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer attached News Release

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Refer attached News Release

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

At the date of this report, PaperlinX Limited has declared an unfranked dividend on ordinary shares payable on 13 October 2006 – 4.5 cents per share on fully paid shares. This dividend has not been provided for in the accounts as at 30 June 2006.

The balance of the consolidated franking account as at 30 June 2006 was $Nil (2005: $3.6 million).

It is expected that any interim dividend in respect of the half year ending 31 December 2006 will be unfranked.

+ See chapter 19 for defined terms.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows

Change In Accounting Policy

PaperlinX Limited has taken advantage of the election under AASB 1 to not restate for AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB *139 Financial Instruments: Recognition and Measurement.*

There are no adjustments for 1 July 2004 or the financial year ended 30 June 2005 as previous AGAAP continues to apply.

As at 1 July 2005, the adjustments to the consolidated entity are as follows:

- under previous AGAAP, not all derivatives were recognised in the balance sheet. On adoption of AASB 139, all derivatives are recognised at fair value on the balance sheet. The effect on the consolidated entity is to record the fair value of the derivatives on the balance sheet with a corresponding decrease in retained earnings of $0.3 million, net of tax of $0.1 million.
- debt establishment costs which were capitalised and amortised over the term of the borrowing under previous AGAAP, are recalculated based on the effective interest rate method and recognised as part of the liability rather than as a separate asset. This results in a decrease in assets of $4.0 million, and a decrease in financial liabilities of $4.0 million.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Not applicable

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Not applicable

+ See chapter 19 for defined terms.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	Not applicable
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not applicable

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Park Hyatt 1 Parliament Square East Melbourne VIC 3002
Date	Friday, 20 October 2006
Time	11.00 am
Approximate date the +annual report will be available	22 September 2006

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	Not applicable

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

✓	The +accounts have been audited.	☐	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one)*. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*.

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 21 August 2006
(Company Secretary)

Print name: James Orr

+ See chapter 19 for defined terms.

item 3

Release Time 8.30am Australian eastern standard time
Date 22 August 2006

PAPERLINX RESULTS FOR THE FULL YEAR ENDED 30 JUNE 2006

PaperlinX has reported operating earnings (EBIT) of $152.4 million and after tax profit of $65.4 million for the 2006 financial year. The current result and prior period have been reported under AIFRS.

- These results reflect a continuation of the adverse trading conditions experienced in the fiscal 2005 year which impacted volumes, selling prices and margins. The after tax profit of $65.4 million compares with $89.6 million for the year ended 30 June 2005 (excluding the benefits of tax consolidation), with profit after tax stabilising in the second half of the year compared with the prior corresponding period.
- Second half underlying operating earnings showed an improvement over both the first half and the prior corresponding period, however, rising mill input costs have not been able to be passed on in paper selling prices and continue to impact earnings.
- Though well below our targets, total average return on funds employed of 6.2% remains in the top quartile of international paper companies. Operating cash flow of $260 million benefited from a working capital cash improvement (excluding currency impacts and acquisitions) of $88 million.
- Profit on sale of non-core assets has largely funded $25.4 million in one-off costs associated with key strategic initiatives, resulting in a net loss from one-off items of $4.2 million.
- Benefits of previously announced strategic initiatives are on track to return over $35 million in 2007 and over $100 million in 2009, with the acquisition of Cascades Resources (now Spicers Canada) and the closure of the number 1 paper machine at Shoalhaven completed in the past 6 months.
- A final dividend of 4.5 cents per share, unfranked, has been declared. The Board has activated the dividend reinvestment plan for the final dividend.

PAPERLINX LIMITED AND CONTROLLED ENTITIES		Year ended 30 June		
		2006	2005	% change
Sales Revenue	$M	7,412.7	7,574.1	(2)
Earnings from Ordinary Activities before interest, income tax, amortisation and depreciation	$M	257.1	293.0	(12)
Earnings from Ordinary Activities before interest & income tax	$M	152.4	180.1	(15)
Profit from Ordinary Activities before tax	$M	87.3	111.6	(22)
Profit from Ordinary Activities after income tax (excluding ATC)	$M	65.4	89.6	(27)
Profit from Ordinary Activities after income tax (including ATC)	$M	65.4	166.6	(61)
Key Ratios				
Earnings from before interest and income tax to average funds employed	%	6.2	6.7	
Working Capital to Sales	%	16.5	16.1	
Operating Cash Flow	$M	259.8	273.4	
Net interest cover (times)	x	2.3	2.6	
Net debt/Net debt & Equity	%	36.0	35.9	
Earnings per share (excluding ATC)	cps	14.7	20.1	
Earnings per share (including ATC)	cps	14.7	37.3	
Dividend per share	cps	10.0	25.5	

Note: In this statement, currency is in Australian dollars unless otherwise indicated.

Commentary on the Group 2006 Results

Introduction

PaperlinX financial results for the year ended 30 June 2006 have been influenced by a continuation of challenging external market conditions including global supply imbalances and rising input costs, balanced to some extent by continued progress on areas within our control, including strategic initiatives, working capital management and cost reductions. Reported profit after tax of $65.4 million was well below last years' $89.6 million (excluding the prior year benefits of Australian Tax Consolidation), although the underlying second half operating earnings for 2006 was above both the first half of 2006 and the second half of 2005.

Overall operating earnings (EBIT) of $152.4 million included a range of one-off items both positive and negative. Profit on sale of surplus property has largely funded the one-off costs associated with the Group's key strategic initiatives highlighted at the half year results. The net impact on reported profit of these items was a loss of $4.2 million.

Operating cash flow of $260 million included a solid $88 million cash reduction in working capital (excluding currency impacts and acquisitions). The company was able to largely fund its restructuring, closure and acquisition costs from internal sources, with the acquisition of Spicers Canada balanced by reductions in working capital.

Returns for the year of 6.2% on average funds employed, while well below our target levels, remain in the top quartile among global paper companies.

In the first half result, a range of strategic initiatives were highlighted that are expected to result in a positive net EBIT benefit in 2007 of over $35 million and at least $100 million per annum of sustainable incremental contribution to operating earnings in 2009. As shown below, these initiatives are on track with expectations for net benefits from them unchanged. These benefits will go towards mitigating continued input cost pressures, and will provide additional upside should there be an improvement in external conditions.

Since that time, two additional strategic initiatives have been brought forward: consolidating the PaperlinX Office Group in Australia, and out-sourcing the Maryvale Wood Yard. These additional strategic initiatives will incur one-off costs of around $12 million in 2007, primarily relating to redundancy costs and warehouse consolidations. Both projects are expected to exceed target return levels on an on-going basis following those initial costs.

Progress on previously announced Strategic Initiatives:

- Cascades Merchanting acquisition (Canada): Completed; year 3 target return already achieved (15%+)
  - build economies of scale and realise synergies by growing Canadian merchanting platform.
- Exit of Portuguese market: Completed
  - exiting small poorly performing paper merchanting business.
- Shoalhaven Paper Machine 1 closure: Completed on schedule
  - to improve overall operating efficiency by replacing unprofitable products made for the export market at Maryvale with products that were previously manufactured on Shoalhaven Paper Machine 1.
- Upgrade of Maryvale Mill Paper Machine 1: Complete, uptake improving from slow start
  - world class product quality to enhance our competitive position.
- Maryvale pulp mill upgrade: On schedule, on budget
  - to improve paper quality, reduce pulp production costs, replace 80,000 tonnes of imported pulp and improve our environmental impact by upgrading the current pulp capacity and bleach plant.

- Netherlands Integration: Management appointed, integration on plan

  - integration of paper merchanting businesses in the Netherlands to realise synergies in commercial print and packaging services.

- The Delivery Co (UK): First site operational as scheduled

  - integration of the individual logistics operations of UK paper merchants to optimise customer service, maximise efficiency and minimise the environmental impact of distribution activities.

- European IT Platform: First implementation completed successfully

  - creation of a common IT platform to improve inventory and warehouse control in order to improve working capital management, deliver a range of other synergy benefits and improve service to customers.

- Strategic Supplier Alliances: Progressing as expected

  - working with strategic suppliers to build competitiveness and grow volumes together.

New Strategic Initiatives:

- PaperlinX Office: Management announced, plans initiated

  - combining three Australian businesses which service the office products and stationery market in Australia to improve our offering and service to customers.

- Maryvale Mill Wood Yard: Conditional agreement reached

  - Outsourced new wood yard facility for Maryvale Mill in Australia to further enhance the quality and consistency of pulp to be produced at Maryvale's upgraded pulp facilities.

Paper Merchanting

The Paper Merchanting business achieved earnings before interest and tax of $190.4 million, down from $194.1 million in the prior year. Earnings include net benefits of $9.4 million, where the profit on sale of surplus property assets have more than offset one-off costs associated with a number of the strategic initiatives being undertaken in the paper merchanting business. Underlying operating earnings have been impacted by lower average prices and soft volumes, particularly in Europe (the UK and Netherlands) and New Zealand. Cost increases, while mitigated by management of expenses and other internal initiatives, have also impacted the results.

Merchanting businesses have continued to produce sound returns in this difficult environment, with clear potential upside from any improvements in market conditions. Return on average funds employed was 11.5%, which is above our cost of capital. Overall expenses were reduced by 2% as management made good progress against targets. Working capital reductions have continued, in local currency all major business regions were at lower levels than a year ago.

Operating earnings were impacted by lower earnings in Europe (down 4% in local currency, including net one-off benefits) and in Australasia (down 13%), balanced by a strong 36% improvement in North America which reflected the inclusion of Spicers Canada for four months and the leverage to higher paper prices. Mix benefits included in these numbers include growth of core brands (+ 8%) and an improved stock sales to indent sales ratio in Europe.

Paper Manufacturing

Earnings from Australian Paper have remained under significant pressure. Operating earnings of $(4.1) million included $17.1 million in one-off charges for the closure of the number 1 paper machine at Shoalhaven Mill in NSW and Maryvale PM1 commissioning costs, partly offset by profit on the sale of non-core assets of $3.5 million. They also reflect the continued impact of depressed Australian paper prices, oversupply in global paper markets and higher input costs (up $10.5 million over the past year). Fuel oil costs rose most sharply, up 38%. The current environment has not allowed these cost increases to be passed on. With paper prices down 4% on average, and costs up, average margin per tonne of product sold has fallen 4.4%.

Despite the difficult market, management has actively moved ahead on a number of key initiatives to improve returns from the current unacceptable levels. Previous investments to enhance the quality of copy paper manufactured at Maryvale Mill have underpinned a 12.3% growth in domestic volume and over 5 points of market share growth. The upgrade of the number 1 paper machine at Maryvale Mill has been completed and product is reclaiming market position though at a slower rate than initially planned. The Maryvale pulp mill upgrade is progressing to plan. The number 1 paper machine at Shoalhaven Mill was closed in March as planned with production being transferred to Maryvale Mill. Incorporating the new grades has had some impact on machine efficiency at Maryvale, but this has now largely been addressed. A conditional agreement has been reached to outsource the Maryvale Mill wood yard, reducing costs and improving efficiency. Additionally, PaperlinX Office has been launched, combining three PaperlinX businesses that service the Australian office products and stationery markets.

The net benefit from these initiatives will be to improve returns from our manufacturing business, though some improvement in the external environment is required to see Australian Paper achieve an acceptable return on funds employed.

OPERATING EARNINGS

The following table shows, for PaperlinX Limited and controlled entities, Operating Earnings (EBIT), Sales Revenue and Total Assets by industry segment for the year to 30 June 2006.

	EBIT		Sales Revenue		Total Assets	
	Jun 2006 $M	Jun 2005 $M	Jun 2006 $M	Jun 2005 $M	Jun 2006 $M	Jun 2005 $M
Industry Segments						
Paper Merchanting						
Australasia	27.0	31.1	1,230	1,278	505	532
Europe	123.5	133.8	4,555	4,867	2,187	2,140
North America	39.9	29.2	1,145	890	569	382
Total Paper Merchanting (1)	190.4	194.1	6,930	7,035	3,261	3,054
Communication Papers	(9.4)	2.1	674	700	635	623
Packaging Papers	5.3	10.0	242	243	298	292
Total Australian Paper (2)	(4.1)	12.1	916	943	933	915
Corporate and Other	(33.9)	(26.1)	95	101	122	113
Operating earnings before interest & income tax	152.4	180.1				
Net Interest	(65.1)	(68.5)				
Income Tax Expense	(21.9)	(21.9)				
Outside Equity Interests	0.0	(0.1)				
Inter-segment Sales			(528)	(505)		
Unallocated Assets (deferred tax assets)					74	85
Total	65.4	89.6(3)	7,413	7,574	4,390	4,167

Notes

(1) 2006 EBIT includes net one-off benefit of $9.4 million. 2005 EBIT one-off cost of $(9.9) million
(2) EBIT includes net one-off cost of $(13.6) million
(3) Excludes benefit of entering Australian Tax consolidation regime of $77 million

Underlying Operating Earnings

The reported operating earnings for 2006 and 2005 contain a number of one-off items. This chart helps provide clarity on the trend in underlying operating earnings (EBIT) after removing one-off costs and benefits relating to property transactions and costs associated with implementing strategic initiatives. On this basis, the second half EBIT for 2006 is above both first half of 2006 and the second half of 2005.


A$m
Underlying Group Operating Earnings
120
100
80
60
40
20
0
1H05
2H05
1H06
2H06

Working Capital

Net working capital for the Group at June 2006 was $1,277 million. Adjusted for currency impact ($53 million increase) and acquisitions ($94 million increase), the net working capital reduced $92 million. The net working capital in all major operating regions decreased as a result of our continued focus on this key area. All three components of working capital improved versus prior period.



$m
Net Working Capital - Currency Adjusted
1,550
1,450
1,350
1,250
1,150
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Ex Acq
Trend
Net Working Capital

Financial Position

At 30 June 2006, PaperlinX has a gearing ratio of net debt to net debt plus equity of 36.0%, which is in line with last June and below the Group's target range of 40% to 50%. Interest cover was 2.3 times. Both of these ratios are in compliance with debt covenants.

Cash generated by operations excluding working capital movement was $172 million. Net cash flow from operations after working capital movements was at $260 million. Net debt has increased to $903 million compared to $873 million at the same period last year (including an increase of $64 million due to currency impact).

There have been no significant changes in funding arrangements. PaperlinX has an appropriate mix of long, medium and short term debt, and has undrawn lines of credit available to it beyond current foreseeable needs.

Capital expenditure in the period was $101 million which was 97% of depreciation. In the last year PaperlinX has committed to an upgrade of its pulping capacity and associated facilities at the Maryvale Mill at a cost of $203 million over the next three years. Total acquisition expenditure was $101 million, most notably Spicers Canada. PaperlinX has funding available for its current and planned projects.

Dividend

Directors have declared an unfranked final dividend of 4.5 cents per share representing a 70% payout ratio. This brings the total dividend for the year to 10.0 cents.

The final dividend will be paid on 13th October 2006 to shareholders on record as of 22nd September 2006 as being entitled to the dividend.

Dividend Reinvestment Plan

Directors have announced that the PaperlinX Dividend Reinvestment Plan (DRP) will be activated, and will apply in respect of the year's final dividend. A summary of the DRP and an election form will be mailed to all eligible shareholders (Australia and New Zealand only) today.

Closing date for applications to participate in the DRP is 21 September, 2006.

Australian Tax Consolidation

In the 2005 Fiscal year (the prior corresponding period, from 1 July 2004 to 30 June 2005) PaperlinX recorded a one-off $77 million gain from its election to form a tax consolidation group in Australia from 1 July 2003. Details have been previously reported.

Australian International Financial Reporting Standards (AIFRS)

These results are reported against the Australian equivalents to the International Financial Reporting Standards (AIFRS) as issued by the Australian Accounting Standards Board. The prior corresponding period results have also been restated.

Employees

As at 30 June 2006 PaperlinX had 9,672 employees, down 1.9% versus prior year (excluding the Spicers Canada business acquired in March 2006) and down versus two years ago. 30% of our employees are in Australasia, 53% in Europe and 17% in North America.

Safety

The Group's rolling 12 month LTIFR (lost time injury frequency rate) has declined by 27% to 5.7, with clear improvement by our European businesses since acquisition and among our mills over the past year. The MTIFR (medically treated injury frequency rate) over the same period has reduced by 26%. Safety is a key focus for PaperlinX and receives significant attention by management and the Board.


Rolling Quarterly LTIFR
(injuries per million hours worked)
12
10
8
6
4
2
0
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06

Environmental

There have been significant steps to further improve the overall environmental performance of our manufacturing and logistics operations around the world. The upgrade of the Maryvale Pulp Mill and its bleaching process and key projects in a number of our logistics operations to improve fleet utilisation, improve energy efficiency and reduce waste output will reduce air emissions, odour, greenhouse gas emissions and waste output as well as provide strong economic benefits.

Our manufacturing operations in Australia continue to increase production and sale of recycled products meeting the needs of government, business and the private consumer to increase the use of recycled products and reduce waste to landfill in this country.

During the year Spicers Paper in Australia, US and Hong Kong and Australian Paper's Maryvale and Shoalhaven Mills have all gained Forest Stewardship Council (FSC) chain of custody certification, which will provide customers with greater certainty over fibre supply.

During the year there were no significant breaches of environmental compliance at any of our global operations.

BALANCE SHEET

PAPERLINX LIMITED AND CONTROLLED ENTITIES		June 2006	June 2005
Current Assets	$m	2,880.6	2,674.0
Non Current Assets	$m	1,509.8	1,492.8
Total Assets	$m	4,390.4	4,166.8
Current Liabilities	$m	1,460.3	1,373.0
Non Current Liabilities	$m	1,321.4	1,231.1
Total Liabilities	$m	2,781.7	2,604.1
Shareholders Equity	$m	1,608.7	1,562.7
Key Balance Sheet Ratios			
Net Debt	$m	903.3	873.5
Net debt to net debt and shareholders equity	%	36.0	35.9
Net debt to shareholders equity	%	56.2	55.9
Net tangible assets per share	$	2.49	2.40

INCOME STATEMENT

PAPERLINX LIMITED AND CONTROLLED ENTITIES	Year ended 30 June	
	2006 $M	2005 $M
SALES REVENUE	7,412.7	7,574.1
Operating Earnings before depreciation, amortisation, interest and income tax (EBITDA)	257.1	293.0
Depreciation and amortisation	104.7	112.9
Operating Earnings before interest and income tax (EBIT)	152.4	180.1
Net Interest Expense	65.1	68.5
Operating profit from Ordinary Activities before income tax	87.3	111.6
Income tax expense on Operating profit	21.9	21.9
Outside Equity Interests	0.0	(0.1)
NET PROFIT AFTER TAX	65.4	89.6 [1]

(1) Excludes benefit of entering Australian Tax consolidation regime of $77 million

RETURN ON AVERAGE FUNDS EMPLOYED [1]

		12 months June 06	12 months Jun 05
Merchanting*	%	11.5	11.8
Australian Paper*	%	(0.3)	1.4
PaperlinX Group	%	6.2	6.7

* before allocation of corporate overheads

(1) EBIT / average funds employed

Summary

Market conditions for the year to 30 June 2006 reflected a continuation of the challenging market conditions that have been seen over the past three years. Structural global oversupply is the key issue facing the paper industry, and, combined with the weaker US dollar, has resulted in weak paper prices in markets other than the US. The impact of these pressures and higher input costs led to the closure of the Shoalhaven Mill number 1 paper machine and similar actions by paper manufacturers around the world. These difficult conditions have continued into the new financial year.

Capacity reductions in North America have led to improved capacity utilisation in that region with improved pricing as a result. European closures and announced closures have also been reflected in improved capacity utilisation rates and pricing on uncoated woodfree grades. Solid demand (excluding the UK) and escalating input costs are also underpinning announced coated woodfree paper price increases in Europe, though further capacity reductions are likely to be needed to secure the industry fundamentals into the future. As has been seen in North American and Asian merchanting results, PaperlinX is well leveraged to the upside if prices increase and as we continue to reduce expenses and working capital.

Though announced paper manufacturer responses to structural over-capacity and high input costs are encouraging, we believe it is too early to call a turn for the fine paper industry globally.

The identification and delivery of strategic initiatives is progressing well, with additional high returning projects continuing to be identified. Project commitment and funding are calibrated with our financial capacity at this stage in the paper cycle.

Within our existing business platform, progress is also being made in those areas that improve earnings mix, secure the merchant role in the value chain, increase customer satisfaction, and position the company in growth segments. Branded volume growth, product quality upgrades, an improved stock/indent sales ratio, increased domestic vs export tonnes and appropriate capacity balancing in Australian Paper, and expansion in higher growth categories such as Sign and Display and Industrial Packaging all benefit PaperlinX margins and growth potential. All of these measures improved over the past year and will continue to receive priority in fiscal 2007 and beyond.

Overall, sentiment in the global paper industry appears be improving on some fronts, but the current conditions remain very challenging.

For further information, please contact:

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302

APPENDIX 1 - SECTOR COMMENTARY

MERCHANTING

		12 months Jun 06	12 months Jun 05
Sales Volume	'000 tonnes	3,813	3,813
Sales Revenue	A$M	6,930	7,035
Earnings before Interest & Tax	A$M	190.4	194.1
Return on Average Funds Employed	%	11.5	11.8

- Overall volumes were flat with reduced volumes in the UK, Netherlands and New Zealand, and as a result of restructuring in France and Germany. European volumes in the first quarter were affected by supply issues. These were offset by organic gains in North America and the inclusion of Spicers Canada.
- Return on funds employed was 11.5%, above the cost of capital and at a similar level to last year.
- Operating expenses were 2% below prior year.
- There was good performance on working capital with a reduction of 8.6% (including the reductions in Spicers Canada since acquisition), while the working capital to sales ratio for all key business areas improved in local currencies.
- Overall branded volumes have grown 8%, contributing positively to margin development.
- Results include a number of one-off items, both positive and negative, relating to profit on sale of non-core assets and restructuring costs, primarily in Europe of $9.4 million.

AUSTRALASIA

		12 months Jun 06	12 months Jun 05
Sales Volume	'000 tonnes	846	873
Sales Revenue	A$M	1,231	1,288
Earnings before Interest & Tax	A$M	27.0	31.1

Australia and New Zealand

		12 months Jun 06	12 months Jun 05
Sales Volume	'000 tonnes	589	607
Sales Revenue	A$M	978	1,026
Earnings before Interest & Tax	A$M	20.7	26.7

Asia

		12 months Jun 06	12 months Jun 05
Sales Volume	'000 tonnes	83	75
Sales Revenue	S$M	122	109
Earnings before Interest & Tax	S$M	5.1	4.3

Paper Trading

		12 months Jun 06	12 months Jun 05
Sales Volume	'000 tonnes	174	190
Commission Volume	'000 tonnes	311	295
Sales Revenue	A$M	152	173
Earnings before Interest & Tax	A$M	2.0	1.0

- Following changes to management reporting lines, Australasia has become a new reporting region including Merchanting in Australia/New Zealand, Asia and Paper Trading.
- Overall sales volumes were down 3% with lower volumes in New Zealand and Paper Trading. Prices across the region remained competitive, but stabilised in the second half.
- Expenses have been reduced in all businesses, with benefits from prior period restructurings. Total expenses were down 9.6%
- Significant progress was made on working capital, down 15% on the prior year.
- Strong competition and currency relativities have resulted in average selling prices in Australia being down 0.5% on last year and down 4.7% in New Zealand.
- Overall Australian volumes were flat on last year, but New Zealand volumes were impacted by the competitive situation. The New Zealand market stabilised late in the period.
- Asian demand was healthy through the whole period, although new regional capacity dampened pricing.
- Overall volumes in Asia were up 11% on the back of good gains in market share.
- Supplies of paper for sale in Paper Trading were constrained by Australian Paper's focus on the Australian domestic market and output reductions when cash margins did not justify exports at mid year.

EUROPE

		12 months Jun 06	12 months Jun 05
NW Europe	'000 tonnes	751	792
UK & Ireland	'000 tonnes	1,183	1,228
Central & Southern Europe	'000 tonnes	505	494
Total European Sales Volume (1)	'000 tonnes	2,458	2,534
Sales Revenue	€M	2,748	2,828
Earnings before Interest & Tax	€M	74.5	77.7

Note (1) Total volume also includes volume from South Africa

- The European market was challenging throughout 2006, with the UK market in particular reflecting the softer economic conditions with overall fine paper market volume down. Market share in the UK has been held after growing since acquisition.
- While average pricing for coated paper was down 4-5%, good performance on product and business mix mitigated this impact, with our overall price realisations flat.
- Total expenses were down 1.9% driven by strong performance in operating expenses and restructuring benefits.
- Three business strategic initiatives commenced implementation during the year;
  - **The Delivery Company** – creation of an integrated logistics group across the three UK merchants. The project is running to schedule, with the first integrated site in Ipswich completed and running smoothly.
  - **Netherlands Integration** – This project is on schedule, with associated redundancies completed and business alignment underway.
  - **European IT Rollout** – installation of a common IT platform across our European merchant business. The first site for this 3-5 year programme has been successfully completed in Ireland, and rollout will progress across the European businesses in a controlled manner.
- This result includes €6.7 million in net one-off gains from the sale of surplus property assets (€10.8 million) and €4.1 million in costs associated with various restructuring activities.
- German sales volume was down 8.4% primarily in low margin indent products with minimal profit impact.

NORTH AMERICA

		12 months Jun 06	12 months Jun 05
Sales Volume	'000 tonnes	509	416
Sales Revenue	US$M	849	662
Earnings before Interest & Tax	US$M	29.6	21.7

- North American markets benefited from paper manufacturers actions to reduce capacity over the past few years with prices higher, even in fairly modest market growth conditions.
- Average prices were up around 4%, while margins benefited from sound expense control.
- Volume growth (excluding the impact of Spicers Canada) of 5% was ahead of the market as branded and sheeter volumes grew 15% and our differentiated customer offering improved market share.
- The successful acquisition of Spicers Canada was completed in March and the sale of the Western region businesses is progressing to plan. This acquisition has met or exceeded the year 3 return target of 15% ROFE in its first 4 months of ownership, with strong earnings performance and working capital reductions.
- Overall working capital increased as a result of the acquisition, but underlying improvements continued, down 18% excluding the acquisition.

PAPER MANUFACTURING – AUSTRALIAN PAPER

		12 months Jun 06	12 months Jun 05
Sales Volume	'000 tonnes	817	840
Sales Revenue	A$M	916	943
Underlying Earnings before Interest & Tax	A$M	9.5	12.1
Asset sales less Strategic Initiative Costs	A$M	(13.6)	0.0
Reported Earnings before Interest & Tax	A$M	(4.1)	12.1
Return on Average Funds Employed	%	(0.3)	1.4

- Overall earnings have been under significant pressure due to lower pricing and the inability to recover cost increases over three years. This remains the key issue for this business.
- Operating earnings include a net one-off charge of $13.6 million for the closure of the number 1 paper machine at the Shoalhaven Mill in March 2006 and Maryvale number 1 paper machine commissioning costs partly offset by non-core asset sales. Excluding this charge, underlying EBIT was 21.5% below the prior year primarily due to higher input costs.
- Overall volumes were 2.8% lower as export sales have been reduced and production constrained where cash contributions were negative. Domestic sales volumes were in line with last year while exports were down 9.6%.
- The pulp and bleach plant upgrade at Maryvale to improve paper quality, reduce pulp costs and improve environment performance announced in August 2005 is on track and on budget. Completion is expected in fiscal 2008. Returns on this project from the current higher level of pulp price would be significantly higher than originally envisaged.
- Commodity input costs (primarily oil up 38%) have impacted earnings by $10.5 million. These pressures have continued, with the cost increases not able to be passed on in selling price increases at this stage.

COMMUNICATION PAPERS

		12 months Jun 06	12 months Jun 05
Sales Volume	'000 tonnes	501	522
- Australia/New Zealand	%	78	73
Sales Revenue	A$M	674	700
Underlying Earnings before Interest & Tax	A$M	4.3	2.1

- Paper selling prices in the Australian market remain under pressure (down 2% on average), while input costs rose significantly. Average oil costs were up 38% on the prior year.
- Domestic sales volumes were up 3% on the prior year largely due to improved sales of office papers. The key Reflex® brand of copy paper has launched a range of new products including recycled grades. Total office papers sales were up 13%, with market share growth.
- The Shoalhaven and Maryvale Mills have received FSC chain of custody environmental accreditation and will be producing FSC certified grades for the Australian market. Other mills are progressing towards certification.
- Price rises have recently been announced of between 3% and 5% depending upon the grade to begin to recover increased input costs.

PACKAGING PAPERS

		12 months Jun 06	12 months Jun 05
Sales Volume	'000 tonnes	316	318
- Australia/New Zealand	%	73	77
Sales Revenue	A$M	242	243
Underlying Earnings before Interest & Tax	A$M	5.2	10.0

- The Australian linerboard segment was impacted by lower demand from key customers.
- The upgrade of the Maryvale Mill number 1 paper machine was completed during the year with production meeting target specifications.
- High second half exports resulted from slower than expected domestic uptake of sack and bag paper, though this position is improving.
- Export receipts continue to be depressed by the level of the Australian dollar.

CORPORATE & OTHER

		12 months Jun 06	12 months Jun 05
Sales Revenue	A$M	95	101
Earnings before Interest & Tax	A$M	(33.9)	(26.1)

- This sector incorporates the *tudor*® Group envelope and stationery business and PaperlinX corporate costs.
- *tudor*® Group faced pressure from low priced imports, with reduced pricing affecting margins. Second half earnings saw a significant deterioration.
- Underlying corporate costs were at similar levels to the prior year, however prior year one-off benefits were not repeated.

APPENDIX 2 – VARIATION ANALYSIS

Sales revenue was $7.4 billion, a decrease of 2.1% from $7.6 billion in the prior year. The decrease primarily reflects the combined impact of currency translation, lower paper selling prices and lower sales volumes in Europe (primarily due to market declines in the UK). EBIT was $152.4 million, including a range of one-off gains and losses. This decrease of 15% compared with the prior year period mainly reflects external cost pressures, with impact most significant in our Australian manufacturing businesses. The weak US dollar has continued to depress selling prices globally and volumes and receipts on exports from Australia.


EBIT VARIATION ANALYSIS BY MAJOR INFLUENCE
A$ million
Topline Impacts
Strategic Initiatives
Cost Impacts and ExpenseManagement
200
150
100
50
0
2005
Currency Translation
Price / Margin
Volume / Mix
Profit on Asset Sales
Strategic Initiatives Costs
Strategic Initiatives Benefits
Operating Cost Inflation
Commodity Input Costs
Depreciation
Expense Reductions
2006

Currency Translation

The currency variation includes the impact on translation of overseas earnings and the impact on receipts for exports from Australia. The largest area of impact over the past year has been the higher level of the Australian dollar against the Euro (0.615 in 2006 versus 0.592 in 2005). The average rate for Australian dollar against the US dollar was relatively unchanged, though the US dollar weakness versus global currencies over the past 3 years has a major impact on global paper pricing.


EUR/AUD Exchange Rate
€/A1$
0.65
0.60
0.55
0.50
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06

Price/Margins


Price of Woodfree Coated Reels in Germany


€/m
900
800
700
600
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06

Paper selling prices have remained weak in Europe and Australia/New Zealand (impacted by supply/demand) while there were some positive movements in North America and Asia. Industry prices for coated paper in Europe and Australia were down around 2%, while in North America they rose 2.6%. Since the peak in 2000, prices for 100gsm reels in Germany have fallen 26%. The impact of lower prices puts pressure on margins and has been the largest impact on profitability.

Volume/Mix

Woodfree Coated Consumption ('000 tonnes)


700
600
500
400
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Western Europe
North America

Volumes in Paper Merchanting were flat, a result of restructurings and weaker volumes in the UK as demand eased during the year, as well as the negative impacts of the Finnish strike restricting supply and failed mill coated woodfree paper price increase in Europe in Q4 F'05, offset by organic growth in North America and the benefit from the acquisition of Spicers Canada. Woodfree paper consumption in Europe has shown little growth, up 1.1% year on year, while North American consumption grew around 3.8% (see chart). Overall mix provided a positive variance. Mix reflects changes in paper grades sold, variations in indent and stock sales in paper merchanting, domestic versus export sales in manufacturing, and branded versus non-branded products.

Strategic Initiatives

A net loss of $4.2 million arose from one-off restructuring costs and commissioning costs (total cost of $25.4 million), offset by profits on the sale of non-core assets (primarily property) of $21.2 million. Highlighting the short payback of a number of the strategic initiatives, a benefit of $13.0 million was delivered in the financial year.

Costs and Expenses

The Company has had significant success in the reducing controllable expenses with total cash fixed costs down 1.7% despite inflationary impacts. In Manufacturing, savings have only been able to partially mitigate the increasing cost of manufacturing inputs, particularly pulp, chemicals and fuel oil. In Paper Merchanting, expense reductions against prior period of 2.0% have been a positive factor. Increases in North America were incurred from increased commissions on the increased sales and costs associated with the opening of additional stores and sales offices.

	Trading Expenses % Change vs prior
Australasia	-9.6%
North America	4.3%
Europe	-1.9%
Total Merchanting	-2.0%

Net Interest Expense

Net interest expense was $65.1 million compared with $68.5 million in the prior year. Average debt levels for the period were lower, as a result of reduced working capital levels and currency translations.

Gearing of 36.0% remains below the company's target range of 40-50%.


Gearing - Net Debt/Net Debt + Equity
50
Target Range 40-50%
40
30
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06

Taxation Expense

The tax charge on earnings was $21.9 million, consistent with the prior period, which resulted in an effective tax rate of 25.0% compared with 19.6% in the prior year. The increase in the rate reflects the shift in regional profit mix and the impact of not booking tax losses in Australia.

Exceptional Items

There were no exceptional items in the current period compared with a $77 million benefit from entering Australian Tax Consolidation recorded in the corresponding period.

Earnings Per Share

Basic earnings per share were 14.7 cents per share compared to 20.1 cents per share in the previous year excluding Australian Tax Consolidation benefits.

STOCK EXCHANGE RELEASE

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

22 August 2006

NEWS RELEASE

PAPERLINX 2006 FINANCIAL RESULTS

PaperlinX today announced profit after tax for the year ended 30 June 2006 of $65.4 million on revenue of $7.4 billion, well down on the prior year. The underlying second half operating earnings for 2006 was above both the first half of 2006 and the second half of 2005. Both years have been reported under AIFRS with 2005 results restated to match changes in the accounting rules. The final dividend will be 4.5 cents per share and the Board has activated the dividend re-investment plan.

Commenting on the announcement today, PaperlinX CEO Tom Park said, "The 2006 results reflect a continuation of the challenging market conditions that have been seen over the past three years and have continued into the new financial year."

"In this difficult environment we are encouraged that the benefits of a number of our restructuring and development programmes began to flow to earnings in the second half of 2006. These programmes have involved investing capital and current earnings to improve returns for shareholders if current conditions persist, and to increase our leverage to any future improvements in the sector."

"At the half year results we detailed a range of strategic initiatives expected to deliver a sustainable net benefit to operating profit of over $100 million per annum in 2009, building from a net benefit of over $35 million in 2007. These commitments are on track, underpinned in 2007 by the successful acquisition of Cascades Merchanting (now called Spicers Canada) in Canada, (already exceeding our year three 15% return target), and the closure of the Shoalhaven number 1 paper machine."

"We have now added two new initiatives to our list; PaperlinX Office and an out-sourced Maryvale Wood yard. Both of these initiatives are expected to exceed target returns, with one-off costs in 2007 of around $12 million."

"PaperlinX will continue to focus on identifying opportunities to improve our existing businesses to counter the input cost increases and currency impacts that were encountered in our manufacturing business over the past year and were unable to be passed on through pricing. These cost pressures continue into this financial year."

"Our solid operating cash flow of $260 million was supported by continued good performance on reducing our working capital."

"Our employees are to be commended for their commitment and enthusiasm to realise the full potential from the unique PaperlinX business model during this difficult stage in the paper cycle."

NEWS RELEASE

Summary of Result

- Profit after tax for the year ended 30 June 2006 was $65.4 million.
- Second half underlying earnings (before strategic initiatives costs and profit on the sale of non-core assets) were higher than both the first half and prior corresponding period.
- One-off costs associated with restructuring, closures and acquisitions have been largely funded internally from the sale of non-core assets and reductions in underlying working capital. This is reflected in a solid $260 million of operating cash flow.
- Though well below our targets, the current return on funds employed of 6.2% maintains PaperlinX's position in the top quartile of global paper companies, and is the result of the company's unique market position, tight cost control in the paper merchanting business and continued reduction in net working capital (down $92 million versus the comparable June 2005 period excluding currency impacts and acquisitions).
- The Paper Merchanting business achieved earnings before interest and tax of $190.4 million, down $3.7 million on the prior year, including a net $9.4 million benefit from profit on asset sales over the cost of restructuring and other charges. The decline in earnings was primarily due to lower average prices and lower volumes in the UK, Netherlands and New Zealand markets. Overall volumes were flat with the inclusion of the recently acquired Spicers Canada for four months (already exceeding year 3 return target of 15%). Working capital was reduced in all geographic regions, expenses were down 2%, and the business returned 11.5% on average funds employed (exceeding our cost of capital) despite weak trading conditions.
- Earnings before interest and tax for Australian Paper were $(4.1) million including net costs of $13.6 million coming from a combination of asset sales and costs associated with strategic initiatives. Excluding one-off costs, the profit of $9.5 million compared with a profit of $12.1 million in the prior year. While this result continued to show the impact of depressed paper selling prices and increased input costs, the trend in underlying earnings over the past three halves shows a more stable base as management actions have begun to mitigate these continuing negative impacts.
- Net debt to net debt plus equity was 36.0%, which is in line with last year and the Group's target range of 40% to 50%. Interest cover was 2.3 times. Both of these ratios are in compliance with debt covenants.
- Directors declared an unfranked final dividend of 4.5 cents per share, representing a 70% payout ratio. The Board has activated the dividend reinvestment plan for the final dividend. Details will be mailed to eligible shareholders in Australia and New Zealand today.

NEWS RELEASE

Business Improvement Initiatives

Commenting further on the Group's strategic initiatives, Mr Park said, "Structural global oversupply is the key issue facing the paper industry, which, combined with the weaker US dollar, has resulted in weak paper prices in markets other than the US. The major factors impacting our manufacturing profits in Australia also include the rising input costs that all industries are facing, and the unique input cost of rising pulp prices that our industry faces. These factors continue to impact earnings as we enter the new financial year."

"We have responded to these pressures, and, when you include our strategic diversification into paper merchanting, have established a unique platform that allows us to outperform our sector peers. Our returns are not where we intend them to be, however, so we are continuing to aggressively pursue opportunities for improvement."

"The strategic initiatives highlighted here leverage our global platform, improve our customer offerings, and will lift returns to target levels given more balanced market conditions. The sale of non core assets has been faster than we had originally anticipated and this has largely offset the costs of a range of restructuring and closure costs included in these results."

PaperlinX strategic initiatives include:

Cascades Merchanting acquisition (Canada): Completed March 2006; year 3 target return already achieved (15%+)

- build economies of scale and realise synergies by growing Canadian merchanting platform.

Exit of Portuguese market: Completed

- exiting small poorly performing paper merchanting business.

Shoalhaven Paper Machine 1 closure: Completed on schedule in March 2006

- to improve overall operating efficiency by replacing unprofitable products made for the export market at Maryvale with products that were previously manufactured on Shoalhaven Paper Machine 1.

Upgrade of Maryvale Mill Paper Machine 1: Complete; uptake improving from slow start

- world class product quality to enhance our competitive position.

Maryvale pulp mill upgrade: On schedule, on budget

- to improve paper quality, reduce pulp production costs, replace 80,000 tonnes of imported pulp and improve our environmental impact by upgrading the current pulp capacity and bleach plant.

Netherlands Integration: On plan, integration underway

- integration of paper merchanting businesses in the Netherlands to realise synergies in commercial print and packaging services.

The Delivery Co (UK): First site operational as scheduled

- integration of the individual logistics operations of UK paper merchants to optimise customer service, maximise efficiency and minimise the environmental impact of distribution activities.

European IT Platform: First implementation successful

- creation of a common IT platform to improve inventory and warehouse control in order to improve working capital management, deliver a range of other synergy benefits and improve service to customers.

Strategic Supplier Alliances: Progressing as expected

- working with strategic suppliers to build competitiveness and grow volumes together.

New Strategic Initiatives:

PaperlinX Office: Plans initiated July 06

- combining three Australian businesses which service the office products and stationery market in Australia

Maryvale Mill Wood yard: Conditional agreement reached

- Outsourced new wood yard facility for Maryvale Mill in Australia to further enhance the quality and consistency of pulp to be produced at Maryvale's upgraded pulp facilities.

For further information, please contact:

Mr David Shirer
Executive General Manager - Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America, South Africa and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major Australian producer of high performance packaging and industrial papers.

Forward looking Statements:
Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

item 4.



Final Results 2005 / 2006

22 August 2006

Disclaimer

Forward looking Statements:

Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from the future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements made in this presentation to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Presentation Sequence

- Introduction and Overview
- PaperlinX 2006 Final Result
- Paper Merchanting
- Paper Manufacturing
- Summary and Outlook
- Questions and Answers

Overview

- Difficult market conditions and rising input costs continued throughout 2006 in most markets impacting on Group earnings overall
- Returns have been maintained in the top quartile of global paper companies as a result of strategic diversification, tight expense management and reduced working capital versus prior period
- Key strategic initiatives highlighted at the interim are on track to contribute over $35 million in incremental operating earnings in 2007 and over $100 million per annum in 2009. New initiatives launched.
- While the overall environment has remained difficult and conditions have not eased at this stage, industry sentiment is improving with capacity rationalisation and price rise announcements in Europe, the U.S. and Australia.

Macro Economic Environment Challenging



Pulp Price (US$/Tonne)
700
650
600
550
500
450
400
350
300
Softwood
Hardwood
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06



Six Month Average Oil Price – Tapis US$/Barrel
80
70
60
50
40
30
20
10
0
2H00
2H01
2H02
2H03
2H04
2H05
2H06



US GDP Growth (% year on year)
5.0
4.0
3.0
2.0
1.0
0.0
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06



European GDP Growth (% year on year)
5.0
4.0
3.0
2.0
1.0
0.0
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06

Coated Woodfree Paper



100gsm Reels (€ per tonne) - Germany
900
850
800
750
700
650
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06



Average Value of Coated Freesheet (US$ per tonne) - US
1050
1000
950
900
850
800
May-00
May-01
May-02
May-03
May-04
May-05
May-06



Western European Capacity Utilisation (%)
95
90
85
80
75
2Q 01
2Q 02
2Q 03
2Q 04
2Q 05
2Q 06



US Capacity Utilisation (%)
105
100
95
90
85
80
75
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06

Source: RISI & Company Data

Uncoated Woodfree Paper



A4 Cutsize B Grade (€ per tonne) - Germany
1100
1050
1000
950
900
850
800
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06



Average Value of Uncoated Freesheet (US$ per tonne) - US
950
900
850
800
750
700
May-00
May-01
May-02
May-03
May-04
May-05
May-06



Western European Capacity Utilisation (%)
95
90
85
80
2Q 01
2Q 02
2Q 03
2Q 04
2Q 05
2Q 06



US Capacity Utilisation (%)
100
95
90
85
80
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06

Source: RISI & Company Data

Results For Year Ended 30 June 2006

- Reported profit of $65.4 million compare with $89.6 million (excluding ATC) for the year ended 30 June 2005 reflecting a continuation of the difficult macro environment facing the paper industry globally
- EBIT of $152.4 million (down 15% on prior year) includes one-off gains on sales of surplus assets mostly offsetting one-off restructuring and closure costs
- Second half underlying operating earnings stabilised versus first half and prior period
- Unable to pass through rising Australian Paper input costs in pricing
- Merchant expenses were down 2% on prior year
- Net working capital down $92 million (excluding currency impacts and acquisitions) contributing to an operating cash flow of $260 million
- A range of strategic initiatives are underway to improve returns off this base:
  - Consistent with our core operating principles and strategic direction
  - One-off restructuring costs largely covered by profit on non-core asset sales (primarily property).

Financial Summary

		12 months to Jun 2005	12 months to Jun 2006
Sales Volume	'000 tonnes	4,290	4,248
Sales Revenue	$m	7,574	7,413
EBIT	$m	180.1	152.4
Reported Earnings after Tax (excluding ATC)	$m	89.6	65.4
Reported Earnings after Tax (including ATC)	$m	166.6	65.4
EBIT/Average funds employed	%	6.7	6.2
Net Debt / Net Debt & Equity	%	35.9	36.0
Earnings per share (excluding ATC)	cps	20.1	14.7
Earnings per share (including ATC)	cps	37.3	14.7
Total dividends	cps	25.5	10.0

Dividend and Dividend Re-investment Plan

- Final dividend for the year of 4.5cps, unfranked
  - Brings total dividend to 10.0cps
  - Dividend level consistent with target payout ratio of 70%

- Dividend Re-investment Plan implemented
  - Available to all eligible Australian and New Zealand shareholders
  - Priced at market, not underwritten
  - Full details being sent to eligible shareholders today.

Other Performance Measures

- Improved safety record (LTIFR down 27%, MTIFR down 26%)
- Environment
  - FSC chain of custody certifications
  - All paper mills retain ISO14001 environmental accreditation
  - Shoalhaven and Maryvale mills achieve FCS chain of custody certification
- Member of the FTSE4Good index
- Supplier awards

Core Operating Principles

Our Core Operating Principles have provided guidance to improve our competitiveness and position ourselves for improved returns going forward:

- Strengthen then build off existing business platforms
- Productivity to provide funds to improve sustainability and growth
- Simplification
- Actively prioritise activities based on value creation for our customers, suppliers and for PaperlinX
- Fully leverage our global opportunities
- Invest in our people and their skills
- Compliance is mandatory
- Results oriented teamwork/success as a team.

Benefits from Strategic Initiatives

- Significant benefits to operating earnings from strategic initiatives highlighted at the interim result
  - +$35 million in 2007
  - +$100 million in 2009
  - These initiatives on track for expected benefits
- Two new strategic initiatives commenced
  - PaperlinX Office
  - Maryvale woodyard outsourcing
    - Complements Maryvale pulp upgrade
    - Includes redundancies and redundant asset write-offs
  - Net $12 million one-off costs from these in 2007
  - Returns above target levels.

Major Business Initiatives - Restructurings

INITIATIVE	STATUS
The Delivery Co (UK)	1st site operational, roll-out on-plan
Netherlands integration	Management appointed, packaging integrated, on-plan
Closure of Shoalhaven PM1	Completed as planned
Exiting unsustainable markets	Portugal exited

Major Business Initiatives - Investments

INITIATIVE	STATUS
Cascades acquisition in Canada	Complete, 15% ROFE achieved, small divestments underway
European IT platform	1st implementation successful (Ireland), on-track
Growth of own brands	8% growth in merchant brands
Rebuild of Maryvale PM 1	Complete; uptake improving from slow start
Maryvale pulp mill upgrade	On-track / on-cost
Strategic supplier alliances	Alliances established; growth targeted
Expansion into complementary categories	Sign and Display / Industrial Packaging growth

New Strategic Initiatives

Two new strategic projects have been initiated ($12 million one-off costs in fiscal 2007):

INITIATIVE	STATUS	IMPACT
PaperlinX Office	• Management announced • Business plans initiated	Builds on strength of three existing businesses supplying the Australian office products and stationery markets
Maryvale woodyard outsourced	• In principle agreement • Subject to conditions	Further enhance quality and consistency of pulp to be produced at upgraded pulp facility

Key Financial Measures

		12 months to Jun 2005	12 months to Jun 006
Working Capital	$m	1,223	1,277
EBITDA	$m	293.0	257.1
Operating cash flow	$m	273.4	259.8
Net Interest cover	X	2.6	2.3
Net interest expense	$m	68.5	65.1
EBIT / Average funds employed	%	6.7	6.2
Capital Expenditure (excluding acquisitions)	$m	86	101
Capital Expenditure (including acquisitions)	$m	131	202
Net tangible assets per share	$	2.40	2.49
Net Debt / Net Debt & Equity	%	35.9	36.0

Net Working Capital – Currency Adjusted


$m
1,550
1,450
1,350
1,250
1,150
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Ex Acq
Trend
Net Working Capital

PaperlinX Gearing


%
Gearing - Net Debt/Net Debt
Target Range 40-50%
50
40
30
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06

Key Variances to EBIT


A$ million
Topline Impacts
Strategic Initiatives
Cost Impacts and
ExpenseManagement
200
150
100
50
0
2005
Currency Translation
Price / Margin
Volume / Mix
Profit on Asset Sales
Strategic Initiatives Costs
Strategic Initiatives Benefits
Operating Cost Inflation
Commodity Input Costs
Depreciation
Expense Reductions
2006

Corporate and Other

		12 months Jun 05	12 months Jun 06	Change %
Sales Revenue	$m	101	95	(6)
Earnings before Interest & Tax	$m	(26.1)	(33.9)	

- Underlying corporate costs were at a similar level to prior period
- Prior period one-off benefits were not repeated
- *tudor* Group faced pressure from low priced imports, with reduced pricing affecting margins. Second half performance suffered a significant deterioration.


PaperlinX

Paper Merchanting – Consolidated Result

		12 months Jun 05	12 months Jun 06	Change %
Sales Volume	'000 tonnes	3,813	3,813	0
Sales Revenue	$m	7,035	6,930	(1)
Earnings before Interest & Tax	$m	194.1	190.4	(2)
Return on Average Funds Employed	%	11.8	11.5	


000 mt
SALES VOLUME
4000
3000
2000
1000
0
12 mths to Jun '05
12 mths to Jun '06
$m
EBIT
200
150
100
50
0
12 mths to Jun '05
12 mths to Jun '06

PaperlinX

Merchanting - Europe

		12 months Jun 05	12 months Jun 06	Change %
NW Europe		792	751	(5)
UK & Ireland		1,228	1,183	(4)
Central &Southern Europe		494	505	2
Total Sales Volume	'000 tonnes	2,534	2,458	(3)
Sales Revenue	€m	2,828	2,748	(3)
Earnings before Interest & Tax	€m	77.7	74.5	(4)

- European market remained challenging, with UK economy softer than in 2005
- Lower volume primarily driven by slower UK retail spending, restructurings in France and Germany, as well as first quarter supply restrictions due to Finnish strike and impact of failed mill coated paper price increase in Q4 of fiscal 2005
- Stock to indent ratio improved (1 pt) and branded volumes lifted (+5.4%)
- EBIT includes €7m of net one off gains more than covering one-off costs associated with various restructuring activities.
- Total expenses down 1.9% driven by strong performance in operating expenses and restructuring benefits
- Working capital continued to reduce, with improved performance on all measures


PaperlinX

Merchanting - North America

		12 months Jun 05	12 months Jun 06	Change %
Sales Volume	'000 tonnes	416	509	22
Sales Revenue	US$m	662	849	28
Earnings before Interest & Tax	US$m	21.7	29.6	36

- North American markets benefited from paper manufacturers actions to reduce capacity with prices higher, even in fairly modest market growth conditions
- Converted and proprietary branded volumes were up 15% across North America
- Expenses contained (ex sales commission flow on)
- Includes Spicers Canada for 4 months
- Underlying volume up 5%, sales revenue up 8% and EBIT up 17%
- Total earnings are up 35%, and up 120% over the past two years reflecting our leverage to the upside.

Merchanting - North America continued

- Coast Paper benefited from a range of internal management initiatives to be well ahead of the prior period, with improved working capital and expenses
- Kelly Paper also had a strong rise in profit with improved margins as this business continues to compliment the strong Spicers Paper business in terms of market penetration in the US
- Reduced working capital combined with improved operating earnings resulted in a healthy improvement in returns
- Acquisition of Spicers Canada completed in March 2006. Returns already exceeding year 3 15% target with strong earnings performance and working capital reductions.

Merchanting – Australasia

		12 months Jun 05	12 months Jun 06	Change %
Sales Volume	'000 tonnes	873	846	(3)
Sales Revenue	A$m	1,288	1,231	(4)
Earnings before Interest & Tax	A$m	31.1	27.0	(13)

- Following changes to management reporting lines, Australasia has become a new reporting region including Merchanting in Australia/New Zealand, Asia and Paper Trading
- Overall volumes were down 3% with lower volumes in New Zealand and Paper Trading. Prices across the region remained competitive, but stabilised in the second half
- Expenses have been reduced in all businesses, with benefits from prior period restructurings
- Significant progress was made on working capital, down 15%.

Merchanting – Australasia continued

- Strong competition and currency relativities have resulted in average selling prices in Australia being down 0.5% on last year and down 4.7% in New Zealand
- Overall Australian volumes were flat on last year, but New Zealand volumes were impacted by the competitive situation. The New Zealand market stabilised late in the period
- Asian demand was healthy through the whole period, although new regional capacity dampened pricing
- Overall volumes in Asia were up 11% on the back of good gains in market share, and profits grew by 16%
- Supplies of paper for sale in Paper Trading were constrained by Australian Paper's focus on the Australian domestic market and output reductions when cash margins did not justify exports at mid year.

Australian Paper - Consolidated Result

		12 months Jun 05	12 months Jun 06	Change %
Sales Volume	'000 tonnes	840	817	(3)
Sales Revenue	A$m	943	916	(3)
Underlying Earnings before Interest & Tax	A$m	12.1	9.5	(21)
Net One-off Costs	A$m	0.0	(13.6)	
Reported Earnings before Interest & Tax	A$m	12.1	(4.1)	
Return on Average Funds Employed	%	1.4	(0.3)	


SALES VOLUME
000 mt
1000
800
600
400
200
0
12 mths to Jun '05
12 mths to Jun '06
EBIT
$m
20
15
10
5
0
-5
12 mths to Jun '05
12 mths to Jun '06

Australian Paper - Overall

- Overall earnings have been under significant pressure due to lower pricing and the inability to recover input cost increases over three years. This remains the key issue for this business
- Operating earnings include a net one-off charge of $13.6 million for the closure of the number 1 paper machine at the Shoalhaven Mill and Maryvale PM1 commissioning costs offset by non-core asset sales.
- Second half underlying operating earnings stabilised
- Overall volumes were 2.8% lower as export sales have been reduced and production constrained where cash contributions were negative. Domestic sales volumes were in line with last year while exports were down 9%
- Commodity input costs (primarily oil, up 38%) have impacted earnings by $10.5 million
- The pulp and bleach plant upgrade at Maryvale to improve paper quality, reduce pulp costs and improve environment performance announced in August 2005 is on track and on budget. Completion is expected in fiscal 2008. Returns on this project from the current higher level of pulp price would be significantly higher than originally envisaged.

Australian Paper – Overall continued

- The number 1 paper machine at Shoalhaven Mill was closed on schedule in March 2006
- Overall, Australian Paper will need some help from external factors, in addition to the benefits from strategic initiatives, to achieve acceptable returns
- Price rises have been announced to begin to recover increasing input costs to hold further margin deterioration.

Australian Paper - Communication Papers

		12 months Jun 05	12 months Jun 06	Change %
Sales Volume	'000 tonnes	522	501	(4)
- Australia / New Zealand	%	73	78	
Sales Revenue	$m	700	674	(4)
Underlying Earnings before Interest & Tax	$m	2.1	4.3	105

- Paper selling prices in the Australian market remain under pressure (down 2% on average), while input costs rose significantly. Average oil costs were up 38% on the prior year.
- Domestic sales volumes were up 3% on the prior year largely due to improved sales of office papers. The key Reflex® brand of copy paper has launched a range of new products including recycled grades. Total office papers sales were up 12%, with market share growth.
- The Shoalhaven and Maryvale Mills have received FSC chain of custody environmental accreditation and will be producing FSC certified grades for the Australian market. Other mills are progressing towards certification.
- Price rises have been recently announced of between 3% and 5% depending upon the grade to begin to recover increased input costs.

Australian Paper - Packaging Papers

		12 months Jun 05	12 months Jun 06	Change %
Sales Volume	'000 tonnes	318	316	(1)
- Australia / New Zealand	%	77	73	
Sales Revenue	$m	243	242	0
Underlying Earnings before Interest & Tax	$m	10.0	5.2	(46)

- The Australian linerboard segment was impacted by lower demand from key customers
- The upgrade of the Maryvale Mill number 1 paper machine was completed during the year with production meeting target specifications
- High second half exports resulted from slower than expected domestic uptake of sack and bag paper, though this position is improving
- Export receipts continue to be depressed by the level of the Australian dollar.

2006 Final Result Summary

- Net profit of $65.4 million reflects the impact of adverse trading conditions, with average selling prices lower in most areas, supply imbalances remaining in a number of markets, a weak US dollar and increased input costs impacting on manufacturing
- Improvements in North America and Asia highlight the upside potential when pricing stabilises or increases
- Healthy Merchanting ROAFE of 11.5% in historically weak markets reflects reduced expenses (over 2%) and working capital reductions along with integration benefits realised
- Strategic acquisitions and small bolt-ons continue to drive value in merchanting
- Branded volume growth, improved stock/indent ratio, increased domestic copy paper sales all improve mix
- A growing list of strategic projects to improve competitiveness / productivity expected to generate sustainable operating earnings benefit
- Restructuring costs funded by ahead of plan asset sales (warehouses)
- Dividend reflects a 70% payout ratio, unfranked.

Business Outlook - Overall

- Challenging market conditions continue into the new financial year
  - Input costs rising
  - overall demand remains modest
  - Industry overcapacity (CWF)
- Continued expense and working capital reductions targeted
- Strong list of productivity/competitiveness projects generated, resourced and on track, with more being added
  - package of initiatives highlighted in February to generate incremental EBIT on track
    - +$35 million benefit in 2007
    - +$100 million benefit in 2009
  - Maryvale woodyard and PaperlinX Office new strategic initiatives
    - $12 million in one-of costs in 2007
- Merchanting growth opportunities are being addressed to leverage the existing global platform and build value
- Announced improvements to industry fundamentals (capacity) and the need to recover escalating input costs support announced pricing in UK/Europe
- Focus remains on improved competitiveness, economic profit and shareholder returns through the cycle.

Appendices

PaperlinX

Operating Earnings (A$)

	EBIT		Sales Revenue		Total Assets	
	Jun 2006 $M	Jun 2005 $M	Jun 2006 $M	Jun 2005 $M	Jun 2006 $M	Jun 2005 $M
Industry Segments						
Paper Merchanting						
Australasia	27.0	31.1	1,230	1,278	505	532
Europe	123.5	133.8	4,555	4,867	2,187	2,140
North America	39.9	29.2	1,145	890	569	382
Total Paper Merchanting [(1)]	190.4	194.1	6,930	7,035	3,261	3,054
Communication Papers	(9.4)	2.1	674	700	635	623
Packaging Papers	5.3	10.0	242	243	298	292
Total Australian Paper [(2)]	(4.1)	12.1	916	943	933	915
Corporate and Other	(33.9)	(26.1)	95	101	122	113
Operating earnings before interest & income tax	152.4	180.1				
Net Interest	(65.1)	(68.5)				
Income Tax Expense	(21.9)	(21.9)				
Outside Equity Interests	0.0	(0.1)				
Inter-segment Sales			(528)	(505)		
Unallocated Assets (deferred tax assets)					74	85
Total	65.4	89.6[(3)]	7,413	7,574	4,390	4,167

Reconciliation of one-off items for 2006

	June 2006 EBIT (A$mils)				
	As Reported	Net Property Actions	Business Restructuring	Net One-Offs	EBIT Underlying
Paper Merchanting					
Australasia	27.0	0.0	(1.6)	(1.6)	28.6
Europe	123.5	17.7	(6.7)	11.0	112.5
North America	39.9	0.0	0.0	0.0	39.9
Total Paper Merchanting	190.4	17.7	(8.3)	9.4	181.0
Communication Papers	(9.4)	1.5	(15.2)	(13.7)	4.3
Packaging Papers	5.3	2.0	(1.9)	0.1	5.2
Total Australian Paper	(4.1)	3.5	(17.1)	(13.6)	9.5
Corporate & Other	(33.9)	0.0	0.0	0.0	(33.9)
Total PaperlinX	152.4	21.2	(25.4)	(4.2)	156.6

Australian International Financial Reporting Standards (AIFRS)

- Key changes from 2005 Annual Report

	EBIT		PAT (incl ATC)	
	Audit Adjustment	FY05 Annual Report Est	Audit Adjustment	FY05 Annual Report Est
30 June 2005 under AGAAP	184.9	184.9	168.6	168.6
• Defined benefit plans	(1.0)	(0.7)	(1.1)	(0.3)
• Share based payments	(2.3)	(2.3)	(2.3)	(2.3)
• Reserve for own shares	(1.0)	(1.0)	(0.7)	(0.7)
• Impairment of non-current assets	(12.4)	(16.7)	(8.7)	(11.7)
• Income tax	-	-	(0.4)	(0.3)
• Trade discounts and rebates	0.2	-	0.2	-
• Non-amortisation of goodwill	20.1	20.1	20.1	20.1
• Non-depreciation of non-current assets impaired as at 1 July 2004	2.2	10.2	1.6	7.1
• Disposal of foreign denominated subsidiary	(1.7)	(1.7)	(1.7)	(1.7)
• Business combinations	(8.9)	(8.8)	(8.9)	(8.8)
30 June 2005 under AIFRS	180.1	184.0	166.6	170.0



Item 5

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

25 August 2006

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir / Madam,

Dividend Reinvestment Plan Rules

Attached are the PaperlinX Ltd Dividend Reinvestment Plan Rules ('DRP Rules').

Yours faithfully,

James Orr
Company Secretary

Encl. DRP Rules

PaperlinX Limited

ACN 005 146 350

Dividend Reinvestment Plan

Rules

PAPERLINX LIMITED

DIVIDEND REINVESTMENT PLAN RULES

1. Definitions

In these Rules, unless the context otherwise requires:

Board means the board of directors of the Company.

Company means PaperlinX Limited (ACN 005 146 350).

DRP means the Dividend Reinvestment Plan hereby established as varied from time to time.

Issue Price means the price at which Shares will be allotted or acquired under the DRP as calculated in accordance with Clause 5.

Holding means a registered holding of Shares in respect of a Shareholder.

Notice of Election has the meaning given to it in Clause 3.1.

Notice of Variation means a notice to increase or decrease the number of a Participant's Plan Shares, or to terminate participation in the DRP, in the form that the Board from time to time approves.

Participant means a Shareholder some or all of whose Shares are participating in the DRP.

Plan Shares means the Shares comprised in a particular Holding which are designated (subject to these Rules) by a Participant as Shares the dividend on which is to be applied in subscribing for Shares under the DRP.

Record Date is as defined in the Australian Stock Exchange Limited Listing Rules.

Rules means the rules of the DRP as varied from time to time.

Shares means ordinary shares in the capital of the Company.

Shareholder means a registered holder of Shares within the meaning of the Constitution of the Company.

2. Participation in the DRP

2.1 Participation in the DRP is subject to these Rules.

2.2 Participation is optional and open to each Shareholder unless excluded under these Rules.

2.3 A Shareholder who is subject to the laws of a country or place other than Australia may not participate in the DRP until the Board, in its absolute discretion, is satisfied that such participation will not constitute a breach of the laws of that country or place, whether or not that Shareholder has received an invitation to participate or completed a Notice of Election.

2.4 The Board may on any occasion determine that the right to participate in the DRP shall not be available to a Shareholder having a registered address or being resident in a country or place where, in the absence of a prospectus, registration statement or other prerequisite, the offer of a right of election, or participation, would or might be unlawful.

2.5 The Board may, in its discretion, refuse to permit any Shareholder to participate in the DRP where that Shareholder elects to participate in respect of:

(a) a number of Shares which is less than 100 or such other number as the Board may determine; or

(b) partly paid Shares.

3. Application to participate

3.1 Application to participate in the DRP is to be made on the form prescribed by the Board from time to time (***Notice of Election***). Upon receipt by the Company of a duly completed and executed Notice of Election, participation will, subject to Clause 3.2, commence from the next Record Date for determining entitlements for dividends.

3.2 The Board may in its absolute discretion accept or refuse any Notice of Election or discontinue participation of a Participant at any time where the Board determines that acceptance of the Notice of Election, or the continued participation by a Participant, may prejudice the effective operation of the DRP or otherwise be contrary to the laws of any country.

4. Degree of participation

4.1 Participation in the DRP may be either full or partial, and a Shareholder must (subject to Clause 4.4) specify in the Notice of Election the degree to which the Shareholder wishes to participate in the DRP.

4.2 Under full participation, all Shares registered in the Participant's name from time to time, including Shares issued pursuant to the DRP, will be subject to the DRP.

4.3 Under partial participation, only that number of Shares as specified in the Notice of Election by the Shareholder will be subject to the DRP. However, if at the relevant Record Date the number of Shares held by the Participant is less than the specified number of Shares, then the provisions of the DRP in respect of that dividend payment will apply to the lesser number of Shares. Where a Shareholder is a partial Participant, all Shares subsequently acquired by the Shareholder, whether under the DRP or otherwise, will only participate in the DRP to the extent that the Shareholder alters the participation level in accordance with Clause 10.

4.4 If a Notice of Election does not indicate the level of participation in the DRP, it will be deemed to be an application for full participation.

4.5 If a Notice of Election purports to nominate a Holding for both full DRP participation and partial DRP participation at the same time, the Notice of Election will be invalid and of no effect whatsoever.

5. Operation of the DRP

5.1 Each dividend which is payable to a Participant in respect of Plan Shares and which is available for payment to the Participant will be applied by the Company on the Participant's behalf in subscribing for or acquiring fully paid Shares.

5.2 The Company will establish and maintain a DRP account for each Participant. The Company will in respect of each dividend payable to a Participant:

(a) determine the amount of the dividend payable in respect of the Plan Shares;

(b) determine the withholding tax (if any) deductible by the Company in respect of the dividend payable on the Plan Shares, and any other sum the Company is entitled to retain in respect of the Plan Shares;

(c) credit the amount in Clause 5.2(a) and debit any amount in Clause 5.2(b) to the Participant's DRP account;

(d) determine the maximum whole number of additional fully paid Shares which may be acquired under the DRP at the Issue Price by using the amount in the Participant's DRP account;

(e) on behalf and in the name of the Participant, subscribe for or cause the transfer of that number of additional Shares and debit the Participant's DRP account with the total of the subscription price or the acquisition amount (as the case may be) for the additional Shares;

(f) allot or transfer the additional Shares to the Participant, and add the number of Shares allotted or transferred to the total number of Shares comprised in the relevant Holding; and

(g) retain in the Participant's DRP account, without interest, any cash balance remaining.

5.3 The Shares will be allotted or transferred under the DRP at the Issue Price which will be the volume weighted average price of all fully paid Shares sold on the Australian Stock Exchange Limited automated trading system during the five trading days beginning on the first day of ex-dividend trading in respect of the relevant dividend, less any discount (not exceeding 10%) determined by the Board from time to time.

5.4 The volume weighted average price referred to above will be calculated by the Board, or another suitable person nominated by the Board, by reference to information the Board approves from time to time. The determination by the Board or some other person nominated by the Board of the Issue Price will be binding on all Participants.

6. Shares allotted or transferred under the DRP

6.1 The Board in its absolute discretion will determine, with respect to the operation of the DRP for any dividend, whether to issue new Shares or to cause the transfer of Shares to a Participant, or to apply a combination of both, to satisfy the obligations of the Company under these Rules.

6.2 If the Board determines to cause the transfer of Shares to Participants, the Shares may be acquired in the market in such manner as the Board considers appropriate.

6.3 Shares allotted under the DRP will be allotted in accordance with the Australian Stock Exchange Limited Listing Rules and, from the date of allotment, will rank equally in all respects with existing fully paid Shares.

6.4 Shares allotted or transferred under the DRP will be allotted or transferred on, or as soon as practicable after, the relevant dividend payment date and will be registered on the register where the Participant's holding of Shares is currently registered. If the Participant holds Shares on more than one register (one of which is the Company's principal share register), the Shares allotted under the DRP will be registered on the principal share register unless and until the Participant requests otherwise.

6.5 To the extent that a Participant holds shares in certificated form, a share certificate will be issued for the total number of Shares allotted or transferred under the DRP in respect of each dividend on those Shares. To the extent that a Participant holds Shares in uncertificated form, a statement showing the total number of Shares allotted or acquired in respect of each dividend on those Shares will be issued. The certificate or statement will be forwarded to Participants as soon as practicable after allotment or acquisition.

7. DRP statements

On, or as soon as practicable after, each dividend payment date, the Company will send to each Participant a statement setting out:

(a) the number of the Participant's Plan Shares as at the relevant Record Date;

(b) the amount of dividend payable to the Participant (less any amounts referred to in Clause 5.2(b)) in respect of the Participant's Plan Shares;

(c) the amount in the Participant's DRP account immediately prior to the payment of the relevant dividend;

(d) the number of Shares allotted or transferred to the Participant under the Rules;

(e) the cash balance (if any) retained in the Participant's DRP account after deduction of the amount payable on subscription for the additional Shares; and

(f) the number of Shares comprised in the Holding after the allotment or transfer.

8. Stock exchange listing

The Company will apply for Shares which are allotted under the DRP to be listed for quotation on the official lists of the Australian Stock Exchange Limited as soon as practicable after the date of allotment.

9. Costs to Participants

No brokerage, commission or other transaction costs will be payable by Participants in respect of Shares allotted or transferred under the DRP and no stamp duty or other duties will be payable under present law in respect of Shares allotted or transferred under the DRP.

10. Variation or termination of participation

10.1 Subject to Clause 13, a Participant may at any time give a Notice of Variation to the Company:

(a) increasing or decreasing the number of Shares participating in the DRP; or

(b) terminating participation in the DRP.

The alteration or termination takes effect from the next Record Date.

10.2 If a Participant increases the level of participation in the DRP to full participation, all of the Participant's Shares as at the date of the Notice of Variation and all Shares subsequently acquired by the Participant (including Shares allotted or transferred under the DRP) will participate in the DRP.

10.3 If a Participant increases or decreases the level of participation in the DRP to below full participation, only that number of Shares specified in the Notice of Variation will participate in the DRP and no Shares subsequently acquired by the Participant (including Shares allotted or transferred under the DRP) will participate in the DRP.

10.4 If a Participant dies, participation in the DRP will be terminated upon receipt by the Company of written notice of the death. If a Participant is declared bankrupt or is wound up, participation in the DRP will be terminated upon receipt by the Company of a notification of bankruptcy or winding up from the Participant or the Participant's trustee in bankruptcy or liquidator, as the case may be. The death, bankruptcy or winding up of one or more joint holders will not automatically terminate participation.

10.5 Upon termination of participation for whatever reason, a Participant will be taken to have directed the Company to donate the cash balance (if any) shown in the Participant's DRP account as at the date of termination, to a charity or charities selected by the Board from time to time.

11. Reduction or termination of participation where no notice is given

11.1 Where all of a Participant's Shares are subject to the DRP and the Participant disposes of part of those Shares then, unless the Participant advises the Company otherwise, the remaining Shares held by the Participant will continue to participate in the DRP.

11.2 Where some of a Participant's Shares are subject to the DRP and the Participant disposes of part of that shareholding, then unless the Participant advises the Company otherwise, the Shares disposed of will be deemed to be Shares other than Plan Shares. If the number of Shares disposed of is more than the number of the Plan Shares the disposal will be deemed to include all the Participant's shareholding not participating in the DRP, and the balance will be attributed to Plan Shares.

11.3 Where a Participant disposes of all Shares without giving the Company notice of termination of participation, the Participant will be deemed to have terminated participation in the DRP on the date the Company registered a transfer or instrument of disposal of the Participant's holding.

12. Variation, suspension and termination

12.1 The DRP may be varied, suspended or terminated by the Board at any time. The variation, suspension or termination will take effect upon the date specified by the Board. The Board may give written notice of any such variation, suspension or termination as it considers appropriate. A variation, suspension or termination of the DRP will not be invalidated by the accidental omission to give notice of the variation, suspension or termination to a Shareholder and will not give rise to any liability on the part of, or right or action against, the Board or the Company.

12.2 Any suspension of the DRP will continue until such time as the Board resolves either to recommence or terminate the DRP. If the DRP is recommenced then elections as to participation in respect of the previously suspended DRP will be valid and have full force and effect in accordance with these Rules for the purposes of the recommenced DRP.

12.3 In the event of termination, a Participant will be taken to have directed the Company to donate the cash balance (if any) shown in the Participant's DRP account as at the date of termination, to a charity or charities selected by the Board from time to time.

13. Application and notices

13.1 Applications and notices to the Company must be in writing and in such form prescribed by the Board from time to time (or in such other form as the Board may accept).

13.2 The applications and notices will be effective upon receipt by the Company subject to:

(a) these Rules;

(b) in the case of applications to participate, acceptance by the Company; and

(c) receipt by the Company before the relevant Record Date for determining entitlements to dividends.

Applications or notices received after the relevant Record Date will not be effective in respect of that dividend payment but will be effective from the next relevant Record Date.

14. General

14.1 The DRP will commence on the date determined by the Board.

14.2 Each Holding which a Shareholder has from time to time will be regarded as separate for the purposes of the DRP and the DRP will operate as if each such Holding were held by a separate person, unless the Board determines otherwise. Consequently, a separate Notice of Election must be delivered to the Company in relation to each Holding which a Shareholder wishes to nominate for full or partial DRP participation, and the Shareholder will be treated as a separate Participant in respect of each Holding nominated for participation (and a reference to Shares held or acquired by a Shareholder or Participant is a reference to Shares held or acquired in respect or on account of the relevant Holding).

14.3 Any dividend payable on Shares which a Participant has nominated as participating in the DRP and which dividend the Company is entitled to retain as a result of a charge in favour of the Company in accordance with the Constitution of the Company or other requirement of law, will not be available for the purpose of participating in the DRP.

14.4 These Rules will be binding upon each person who is or becomes a member of the Company.

14.5 Subject to the Constitution of the Company, the Board may implement the DRP in the manner as the Board thinks fit, and may settle any difficulty which may arise either generally or in a particular case in connection with the DRP as the Board thinks fit. Without prejudice to the general powers of the Board under the Constitution and these Rules, the Board may settle in the manner as the Board thinks fit any difficulty, anomaly or dispute which may arise in connection with, or by reason of, the operation of the DRP, whether generally or in relation to any Shareholder or Holding or any Share or Shares and the determination of the Board will be conclusive and binding on all Shareholders and other persons to whom the determination relates.

14.6 The DRP, its operation and these Rules will be governed by and construed in accordance with the laws of the State of Victoria, Australia.

Item 6

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

25 August 2006

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir / Madam,

Revised ASX Appendix 4E
Dividend Reinvestment Plan

An amended Appendix 4E is attached. This includes reference to the Dividend Reinvestment Plan which was inadvertently omitted from page 16.

Items	Answers provided on 22 August 2006 lodgement	**Revised Answers**
The dividend or distribution plans shown below are in operation	N/A	**Dividend Reinvestment Plan ('DRP')**
The last date(s) for receipt of election notices for the dividend or distribution plans	N/A	**21 September 2006**

There are no other changes to the Appendix 4E which was lodged on 22 August 2006.

Thank you.

Yours faithfully,

James Orr
Company Secretary

Encl. Revised Appendix 4E

Rules 4.3 A

Appendix 4E

Preliminary Final Report

Introduced 1/1/2003

Name of entity

PAPERLINX LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
70 005 146 350		✓	30 June 2006

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1).

				A$M
Revenue *(item 1.1)*	down	2.5%	to	7,392.3
Net profit for the period excluding Australian Tax Consolidation attributable to holders of the parent *(item 1.18)*	down	27.0%	to	65.4
Net profit (loss) for the period attributable to holders of the parent *(item 1.13)*	down	60.7%	to	65.4

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* This dividend was declared at the date of this report. This dividend has not been provided for in the accounts as at 30 June 2006. Interim dividend *(Half yearly report only - item 15.6)*	4.5¢	Nil
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	12.0¢	Nil

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 22 September 2006

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer attached news release.

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period – A$M	Previous corresponding period - A$M
1.1	Revenue *(items 1.22 – 1.24)*	7,392.3	7,582.9
1.2	Other Income *(items 1.25 – 1.30)*	27.3	4.6
1.3	Expenses *(items 1.31 – 1.36)*	(7,267.6)	(7,405.1)
1.4	**Profit (loss) before net financing costs**	**152.0**	**182.4**
1.5	Financial income *(items 1.37 – 1.39)*	7.3	4.3
1.6	Financial expenses *(items 1.40 – 1.43)*	(73.1)	(75.1)
1.7	Net finance costs	(65.8)	(70.8)
1.8	**Profit (loss) before tax**	**86.2**	**111.6**
1.9	Tax benefit/(expense)	(21.5)	55.1
1.10	**Profit (loss) after tax but before profit and loss of discontinuing operations**	**64.7**	**166.7**
1.11	Profit (loss) of discontinuing operations, net of tax	0.7	-
1.12	**Profit for the year**	**65.4**	**166.7**
	Attributable to		
1.13	Equity holders of the parent	65.4	166.6
1.14	Minority interests	-	0.1
		65.4	166.7

		Current period – A$M	Previous corresponding period - A$M
1.15	Profit for the year	65.4	166.7
1.16	Australian Tax Consolidation adjustment	-	(77.0)
1.17	Profit for the year excluding Australian Tax Consolidation	65.4	89.7
1.18	**Attributable to** Equity holders of the parent	65.4	89.6
1.19	Minority interests	-	0.1
		65.4	89.7

Earnings per security (EPS)		Current period	Previous corresponding period
1.20	Basic EPS from continuing operations	14.5	37.3
1.21	Diluted EPS from continuing operations	14.3	37.1

+ See chapter 19 for defined terms.

		Current Period – A$M	Previous Corresponding Period A$M
	REVENUES AND EXPENSES		
	Revenue		
1.22	Sales of goods	7,383.2	7,574.1
	Rendering of services:		
1.23	Commissions	9.1	8.8
1.24	**Total revenue**	7,392.3	7,582.9

	Other income		
1.25	Insurance proceeds	-	0.1
1.26	Rent	2.0	1.2
1.27	Other	0.1	-
1.28	Dividends received	0.8	0.3
1.29	Net profit on disposal of non-current assets (1)	24.4	3.0
1.30	**Total other income**	27.3	4.6

(1) Included in the amount in the current year is $16.3 million (2005: $Nil million) in relation to profits arising on the disposal of properties under commercial sale and lease back arrangements. In accordance with the on-going review of the owned properties, it is expected that further commercial sale and lease back arrangements may be undertaken in the future.

		Current Period – A$M	Previous Corresponding Period A$M
	Expenses		
1.31	Cost of sales	6,027.7	6,101.5
1.32	Distribution and warehousing	424.4	423.2
1.33	Sales and marketing	348.4	380.5
1.34	General and administration	464.9	496.4
1.35	Research and development	2.2	3.5
1.36	**Total expenses**	7,267.6	7,405.1

	Net financing costs		
	Financial income:		
1.37	Interest income	5.8	4.1
1.38	Net foreign exchange gains	1.5	0.2
1.39	**Total financial income**	**7.3**	4.3
	Financial expenses:		
1.40	Interest expense	(71.0)	(72.6)
1.41	Less capitalised interest	0.3	-
1.42	Other borrowing costs	(2.4)	(2.5)
1.43	**Total financial expenses**	**(73.1)**	(75.1)
1.44	**Total net financing costs**	**(65.8)**	**(70.8)**
	Net interest expense:		
1.45	Interest income	5.8	4.1
1.46	Interest expense	(70.7)	(72.6)
1.47	**Total net interest expense**	**(64.9)**	**(68.5)**

		Current Period - A$m	Previous Corresponding Period A$m
	Profit before tax		
1.48	Revenue:		
	• Continuing operations	7,383.2	7,574.1
	• Discontinuing operations	29.5	-
		7,412.7	7,574.1
1.49	Profit before depreciation, amortisation, net interest and tax:		
	• Continuing operations	255.8	293.0
	• Discontinuing operations	1.3	-
		257.1	293.0
1.50	Depreciation and amortisation:		
	• Continuing operations	(104.7)	(112.9)
	• Discontinuing operations	-	-
		(104.7)	(112.9)
1.51	Profit before net interest and tax:		
	• Continuing operations	151.1	180.1
	• Discontinuing operations	1.3	-
		152.4	180.1
1.52	Net interest:		
	• Continuing operations	(64.9)	(68.5)
	• Discontinuing operations	(0.2)	-
		(65.1)	(68.5)
1.53	Profit before income tax:		
	• Continuing operations	86.2	111.6
	• Discontinuing operations	1.1	-
		87.3	111.6
1.54	Tax:		
	• Continuing operations	(21.5)	55.1
	• Discontinuing operations	(0.4)	-
		(21.9)	55.1
1.55	Profit for the year:		
	• Continuing operations	64.7	166.7
	• Discontinuing operations	0.7	-
		65.4	166.7

+ See chapter 19 for defined terms.

Consolidated retained profits		Current period - A$M	Previous corresponding period A$M
1.56	Retained profits (accumulated losses) at the beginning of the financial period	(58.1)	(70.4)
1.57	Net profit (loss) attributable to holders of the parent (*item 1.13*)	65.4	166.6
1.58	Net transfers from (to) reserves *(details if material)*	-	-
1.59	Employee share options and rights	2.9	2.3
1.60	Adjustment to comply with AASB 139 (Financial Instruments: Recognition and Measurement)	(0.3)	-
1.61	Dividends paid	(78.1)	(122.7)
1.62	Actuarial gains/ (losses) on defined benefit plans	30.0	(33.9)
1.63	**Retained profits (accumulated losses) at end of financial period**	**(38.2)**	**(58.1)**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

	Consolidated – current period			
	Before tax A$M (a)	Related tax A$M (b)	Related outside +equity interests A$M (c)	Amount (after tax) attributable to members A$M (d)
2.1 Amortisation of computer software		-	-	-
2.2 Amortisation of brand names				
2.3 Amortisation of other intangibles	-	-	-	-
2.4 Total amortisation of intangibles		-	-	-
2.5 Extraordinary items (details)	-	-	-	-
2.6 Total extraordinary items	-	-	-	-

There was no amortisation of goodwill in the previous corresponding period.

Comparison of half year profits

(Preliminary final report only)

	Current year – A$M	Previous year – A$M
3.1 Consolidated profit (loss) after tax attributable to holders of the parent reported for the *1st* half year (item 1.16 in the half yearly report)	35.3	132.5
3.2 Consolidated profit (loss) after tax attributable to holders of the parent for the *2nd* half year	30.1	34.1
Total for year	65.4	166.6

+ See chapter 19 for defined terms.

	Condensed consolidated balance sheets	At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Current assets			
4.1	Cash and cash equivalents	455.1	429.1	289.0
4.2	Trade and other receivables	1,541.8	1,433.2	1,489.8
4.3	Inventories	864.1	811.7	814.9
4.4	Assets classified as held for sale	19.6	-	-
4.5	**Total current assets**	**2,880.6**	**2,674.0**	**2,593.7**
	Non-current assets			
4.6	Receivables	8.9	5.4	5.1
4.7	Investments	14.1	13.3	13.5
4.8	Property, plant and equipment	990.8	985.2	977.0
4.9	Intangible assets	421.6	403.7	405.7
4.10	Deferred tax assets	74.4	85.2	83.4
4.11	**Total non-current assets**	**1,509.8**	**1,492.8**	**1,484.7**
4.12	**Total assets**	**4,390.4**	**4,166.8**	**4,078.4**
	Current liabilities			
4.13	Trade and other payables	1,172.9	1,041.9	958.8
4.14	Interest bearing loans and borrowings	221.7	266.6	266.2
4.15	Income tax payable	9.6	3.8	6.4
4.16	Employee benefits	41.4	40.9	42.6
4.17	Provisions	13.8	19.8	17.3
4.18	Liabilities classified as held for sale	0.9	-	-
4.19	**Total current liabilities**	**1,460.3**	**1,373.0**	**1,291.3**
	Non-current liabilities			
4.20	Payables	93.1	119.6	120.0
4.21	Interest bearing liabilities	1,136.7	1,036.0	1,039.9
4.22	Deferred tax liabilities	43.4	33.4	19.4
4.23	Employee benefits	37.3	38.9	39.2
4.24	Provisions	10.9	3.2	4.5
4.25	**Total non-current liabilities**	**1,321.4**	**1,231.1**	**1,223.0**
4.26	**Total liabilities**	**2,781.7**	**2,604.1**	**2,514.3**
4.27	**Net assets**	**1,608.7**	**1,562.7**	**1,564.1**

+ See chapter 19 for defined terms.

Condensed consolidated balance sheets(cont)		At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Equity			
4.28	Issued capital	1,691.9	1,691.5	1,691.7
4.29	Reserves	(45.0)	(71.7)	(66.9)
4.30	Retained profits (accumulated losses)	(38.2)	(58.1)	(60.8)
4.31	**Equity attributable to holders of the parent entity**	**1,608.7**	**1,561.7**	**1,564.0**
4.32	Minority interests	-	1.0	0.1
4.33	**Total equity**	**1,608.7**	**1,562.7**	**1,564.1**
4.34	Preference capital included as part of 4.37	-	-	-

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period A$M	Previous corresponding period – A$M
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period	N/A	N/A
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
5.5	Expenditure transferred to Development Properties	N/A	N/A
5.6	**Closing balance**	**N/A**	**N/A**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period A$M	Previous corresponding period – A$M
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period	N/A	N/A
6.3	Expenditure transferred from exploration and evaluation	N/A	N/A
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
6.6	Expenditure transferred to mine properties	N/A	N/A
6.7	**Closing balance**	**N/A**	**N/A**

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period A$M	Previous corresponding period – A$M
	Cash flows related to operating activities		
7.1	Receipts from customers	7,431.7	7,641.6
7.2	Payments to suppliers and employees	(7,113.9)	(7,271.8)
7.3	Dividends received	0.8	0.3
7.4	Interest received	5.7	4.4
7.5	Interest paid	(69.6)	(74.3)
7.6	Income taxes paid	(6.1)	(36.9)
7.7	Other (provide details if material)	11.2	10.1
7.8	**Net operating cash flows**	**259.8**	**273.4**
	Cash flows related to investing activities		
7.9	Loans (advanced to)/repaid by other entities	(0.9)	0.9
7.10	Acquisition of property, plant and equipment and intangibles	(101.4)	(86.3)
7.11	Acquisition of subsidiaries and businesses	(100.9)	(44.6)
7.12	Proceeds on disposal of property, plant and equipment	51.1	29.5
7.13	**Net investing cash flows**	**(152.1)**	**(100.5)**
	Cash flows related to financing activities		
7.14	Dividends paid	(77.8)	(122.3)
7.15	Proceeds from issues of shares	-	0.4
7.16	Loans (repaid to)/received from other persons	0.2	(3.1)
7.17	Proceeds from borrowings	1,156.0	669.2
7.18	Repayment of borrowings	(1,171.3)	(711.3)
7.19	Principal lease repayments	-	(0.1)
7.20	**Net financing cash flows**	**(92.9)**	**(167.2)**
7.21	**Net increase (decrease) in cash held**	**14.8**	**5.7**
7.22	Cash at beginning of period *(see Reconciliation of cash)*	427.8	445.0
7.23	Exchange rate adjustments to item 7.24	11.3	(22.9)
7.24	**Cash at end of period** *(see Reconciliation of cash)*	**453.9**	**427.8**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period A$M	Previous corresponding Period – A$M
8.1	Cash on hand and at bank	455.1	429.1
8.2	Bank overdraft	(1.2)	(1.3)
8.3	**Total cash at end of period** *(item 7.26)*	**453.9**	**427.8**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) before tax (*item 1.8*) as a percentage of revenue (*item 1.1*)	1.2%	1.5%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) after tax attributable to holders of the parent (*item 1.13*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.31*)	4.1%	10.7%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

		Current period	Previous corresponding Period
	Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
10.1	**Basic earnings per share (cents)**		
	• Continuing operations	14.5	37.3
	• Discontinuing operations	0.2	-
		14.7	37.3
10.2	Net Profit		
	• Continuning operations	64.7	166.6
	• Discontinuing operations	0.7	-
		65.4	166.6
10.3	Weighted average number of shares (millions)	446.2	446.1
10.4	**Diluted earnings per share (cents)**		
	• Continuing operations	14.3	37.1
	• Discontinuing operations	0.2	-
		14.5	37.1
10.5	Net Profit		
	• Contining operations	64.7	166.6
	• Discontinuing operations	0.7	-
		65.4	166.6
10.6	Weighted average number of shares (millions)	449.6	448.6

NTA backing		Current period	Previous corresponding Period
11.1	Net tangible asset backing per +ordinary security	$2.49	$2.40

+ See chapter 19 for defined terms.

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	NIL
13.2	Consolidated profit (loss) and extraordinary items after tax of the subsidiaries since the date in the current period on which control was +acquired	N/A
13.3	Date from which such profit has been calculated	N/A
13.4	Profit (loss) and extraordinary items after tax of the subsidiaries for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	NIL
14.2	Consolidated profit (loss) and extraordinary items after tax of the subsidiaries for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) and extraordinary items after tax of the subsidiaries while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated profit (loss) and extraordinary items from sale of interest leading to loss of control	N/A

+ See chapter 19 for defined terms.

Dividends (in the case of a trust, distributions)

15.1 Date the dividend (distribution) is payable — 13 October 2006

15.2 +Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved) — 22 September 2006

15.3 If it is a final dividend, has it been declared? *(Preliminary final report only)* — Yes

Amount per security

		Amount per security	Franked amount per security at applicable tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year (30% tax rate) - not provided for at 30 June	4.5¢	Nil	N/A
15.5	Previous year (30% tax rate)	12.0¢	Nil	N/A
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year (30% tax rate) - not provided for at 31 December.	5.5¢	Nil	N/A
15.7	Previous year (30% tax rate)	13.5¢	Nil	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

	Current year	Previous year
15.8 +Ordinary securities	10.0¢	25.5¢
15.9 Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

	Current period A$M	Previous corresponding Period – A$M
15.10 +Ordinary securities *(each class separately)* Preference +securities *(each class separately)* 15.12 Other equity instruments *(each class separately)* Refer 15.6 above	Not provided for at 30 June 2006	Not provided for at 30 June 2005
15.13 Total	-	-

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period A$M	Previous corresponding period – A$M
16.1 Profit (loss) before tax	N/A	N/A
16.2 Income tax	N/A	N/A
16.3 Profit (loss after tax	N/A	N/A
16.4 (1) Extraordinary items net of tax	-	-
(2) Unrealised profit in inventory adjustment	N/A	N/A
16.5 Net profit (loss)	N/A	N/A
16.6 Adjustments	N/A	N/A
16.7 Share of net profit (loss) of associates and joint venture entities	N/A	N/A

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period A$M	Previous correspondin g period – A$M
17.1 Equity accounted associates and joint venture entities NIL				
17.2 Total	-	-	-	-

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous correspondin g period	Current period A$M	Previous correspondin g period – A$M
17.3 Other material interests NIL				
17.4 Total	-	-	-	-

Issued and quoted securities at end of current period
(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	N/A N/A	N/A N/A	N/A N/A	N/A N/A
18.3	**+Ordinary securities**	446,182,209			
18.4	Changes during current period (a) Increases through Employee Share Plan Issues – Exercise of Options (b) Increase through long term incentive plan (c) Decreases through returns of capital, buybacks	 10,000 - -	 10,000 - -	 3.32 - -	 3.32 - -
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	N/A	N/A	N/A
18.6	Changes during current period (a) Increases through Employee Share Plan Issues (b) Decreases through securities matured, converted	N/A N/A	N/A N/A	N/A N/A	N/A N/A

+ See chapter 19 for defined terms.

		Total number	Number quoted	Exercise price	Expiry Date (if any)
18.7	**Options** *(description and conversion factor)*		Nil		N/A
18.8	Issued during current period	1,022,140	Nil	2.77	N/A
		9,720	Nil	4.85	N/A
		150,000	Nil	2.77	N/A
		1,181,860			
18.9	Exercised during current period	10,000	Nil	3.32	N/A
18.10	Expired during current period	355,390	N/A		
18.11	**Debentures** *(description)*				
18.12	Changes during current period				
	(a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period				
	(a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		

+ See chapter 19 for defined terms.

Segment Reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

BUSINESS SEGMENTS

The consolidated entity comprises the following main business segments, based on the consolidated entity's management and internal reporting reporting system.

Segment	Description of Operations
Merchanting and Paper Trading	International paper merchant and paper trader supplying the printing and publishing industry and office supplies.
Communication Papers	Manufacture of office papers, graphic papers, converting papers and other speciality and coated papers.
Packaging Papers	Manufacture of packaging papers and industrial papers. Products include kraftliners, sack kraft and light weight bag and industrial papers, sold predominantly to converting customers.
Corporate and Other	Includes stationery and envelopes business and corporate costs.

GEOGRAPHIC SEGMENTS

The consolidated entity comprises the following main geographic segments. In presenting the information on the basis of geographic segments, segment sales are based on the geographic location of customers. Segment assets are based on the geographic location of the assets.

Segment	Description of Operations
Australia and New Zealand	Manufacture of communication papers and packaging papers, paper merchanting and paper trading.
North America	Paper merchanting and paper trading.
Europe	Paper merchanting and paper trading.
Asia	Paper merchanting and paper trading.

+ See chapter 19 for defined terms.

Segment Reporting (cont'd)

	CONSOLIDATED			
	SEGMENT RESULT (3)	SEGMENT REVENUE	SEGMENT ASSETS	SEGMENT LIABILITIES
	$M	$M	$M	$M
For the year ended 30 June 2006				
BUSINESS SEGMENTS				
Merchanting and Paper Trading				
• Continuing Operations	189.1	6,900.5	3,241.4	1,163.0
• Discontinuing Operations	1.3	29.5	19.6	0.9
	190.4	6,930.0	3,261.0	1,163.9
Communication Papers	(9.4)	674.4	635.0	118.7
Packaging Papers	5.3	241.8	298.4	41.6
Corporate and Other	(33.9)	94.4	121.6	46.1
Profit before net interest and income tax	152.4			
Net interest (1)	(65.1)			
Profit before income tax	87.3			
Income tax expense (1)	(21.9)			
Income tax benefit – Australian Tax Consolidation (1)	-			
Profit after income tax expense	65.4			
Net profit attributable to minority interests	-			
Inter-segment sales (2)		(527.9)		
Unallocated assets (deferred tax balances)			74.4	
Unallocated liabilities (6)				1,411.4
Total	65.4	7,412.7	4,390.4	2,781.7

Segment Reporting (cont'd)

	CONSOLIDATED			
	SEGMENT RESULT (3)	SEGMENT REVENUE	SEGMENT ASSETS	SEGMENT LIABILITIES
	$M	$M	$M	$M
For the year ended 30 June 2005				
BUSINESS SEGMENTS				
Merchanting and Paper Trading	194.1	7,035.3	3,054.0	1,045.9
Communication Papers	2.1	699.8	622.9	124.3
Packaging Papers	10.0	242.9	292.2	41.3
Corporate and Other	(26.1)	100.6	112.5	52.8
Profit before net interest and income tax	180.1			
Net interest (1)	(68.5)			
Profit before income tax	111.6			
Income tax expense (1)	(21.9)			
Income tax benefit – Australian Tax Consolidation (1)	77.0			
Profit after income tax expense	166.7			
Net profit attributable to minority interests	(0.1)			
Inter-segment sales (2)		(504.5)		
Unallocated assets (deferred tax balances)			85.2	
Unallocated liabilities (6)				1,339.8
Total	166.6	7,574.1	4,166.8	2,604.1

Segment Reporting (cont'd)

	CONSOLIDATED		
	SEGMENT REVENUE	SEGMENT ASSETS	CAPITAL EXPENDITURE
	$M	$M	$M
For the year ended 30 June 2006			
GEOGRAPHIC SEGMENTS			
Australia and New Zealand	1,351.0	1,471.2	76.3
North America	1,257.8	591.9	21.4
Europe	4,617.5	2,190.7	23.9
Asia	186.4	62.2	0.4
Unallocated assets (deferred tax assets)	-	74.4	-
Total	7,412.7	4,390.4	122.0

	CONSOLIDATED		
	SEGMENT REVENUE	SEGMENT ASSETS	CAPITAL EXPENDITURE
	$M	$M	$M
For the year ended 30 June 2005			
GEOGRAPHIC SEGMENTS			
Australia and New Zealand	1,444.4	1,464.1	66.4
North America	1,011.1	413.1	5.5
Europe	4,945.2	2,147.7	44.8
Asia	173.4	56.7	0.3
Unallocated assets (deferred tax assets)	-	85.2	-
Total	7,574.1	4,166.8	117.0

+ See chapter 19 for defined terms.

Segment Reporting (cont'd)

For the year ended 30 June 2006	CONSOLIDATED		
	DEPRECIATION & AMORTISATION $M	NON CASH EXPENSES (4) $M	CAPITAL EXPENDITURE (5) $M
BUSINESS SEGMENTS			
Merchanting & Paper Trading			
• Continuing operations	40.4	(4.3)	47.8
Communication Papers	37.0	6.6	57.7
Packaging Papers	12.9	3.1	13.1
Corporate and Other	14.4	5.1	3.4
Total	104.7	10.5	122.0

For the year ended 30 June 2005	CONSOLIDATED		
	DEPRECIATION & AMORTISATION $M	NON CASH EXPENSES (4) $M	CAPITAL EXPENDITURE (5) $M
BUSINESS SEGMENTS			
Merchanting & Paper Trading	41.1	19.7	52.8
Communication Papers	46.7	13.9	46.2
Packaging Papers	12.2	4.7	15.5
Corporate and Other	12.9	4.4	2.5
Total	112.9	42.7	117.0

Segment Reporting (cont'd)

Notes

(1) Interest and income tax expense are not allocated internally to the segments but held centrally.

(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.

(3) The segment result for the individual business segments is the profit before net interest and income tax.

(4) The non-cash expenses above comprise the following items:

	2006 $M	2005 $M
• Provisions charge	34.4	48.9
• Net (profit)/loss on disposal of property, plant and equipment	(24.4)	(3.0)
• Other non cash items - refer Statements of Cash Flows	0.5	(3.2)
	10.5	42.7

(5) Capital Expenditure above comprises the following items:

	2006 $M	2005 $M
• Addition of property, plant and equipment - refer Statements of Cash Flows	101.4	86.3
• Movement in accruals for property, plant and equipment	0.6	7.4
	102.0	93.7
• Goodwill in relation to acquisitions of subsidiaries	9.1	17.1
• Brands acquired on acquisition of subsidiaries	1.2	-
• Property, plant and equipment acquired on acquisition of subsidiaries	9.7	6.2
	122.0	117.0

(6) The unallocated segment liabilities comprise the following items:

	2006 $M	2005 $M
• Current interest bearing liabilities	221.7	266.6
• Current tax liabilities	9.6	3.8
• Non-current interest bearing liabilities	1,136.7	1,036.0
• Non-current deferred tax liabilities	43.4	33.4
	1,411.4	1,339.8

(7) The impairment losses booked relate to the following segments:

	2006 $M	2005 $M
• Industry – Communication Papers	-	12.4
• Geographic – Australia and New Zealand	-	12.4

+ See chapter 19 for defined terms.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 Not applicable (Interim report only)

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer attached News Release

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Refer attached News Release

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

At the date of this report, PaperlinX Limited has declared an unfranked dividend on ordinary shares payable on 13 October 2006 – 4.5 cents per share on fully paid shares. This dividend has not been provided for in the accounts as at 30 June 2006.

The balance of the consolidated franking account as at 30 June 2006 was $Nil (2005: $3.6 million).

It is expected that any interim dividend in respect of the half year ending 31 December 2006 will be unfranked.

+ See chapter 19 for defined terms.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows

Change In Accounting Policy

PaperlinX Limited has taken advantage of the election under AASB 1 to not restate for AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB *139 Financial Instruments: Recognition and Measurement.*

There are no adjustments for 1 July 2004 or the financial year ended 30 June 2005 as previous AGAAP continues to apply.

As at 1 July 2005, the adjustments to the consolidated entity are as follows:

- under previous AGAAP, not all derivatives were recognised in the balance sheet. On adoption of AASB 139, all derivatives are recognised at fair value on the balance sheet. The effect on the consolidated entity is to record the fair value of the derivatives on the balance sheet with a corresponding decrease in retained earnings of $0.3 million, net of tax of $0.1 million.
- debt establishment costs which were capitalised and amortised over the term of the borrowing under previous AGAAP, are recalculated based on the effective interest rate method and recognised as part of the liability rather than as a separate asset. This results in a decrease in assets of $4.0 million, and a decrease in financial liabilities of $4.0 million.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Not applicable

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Not applicable

+ See chapter 19 for defined terms.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	Not applicable
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not applicable

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Park Hyatt 1 Parliament Square East Melbourne VIC 3002
Date	Friday, 20 October 2006
Time	11.00 am
Approximate date the +annual report will be available	22 September 2006

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	Not applicable

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

✓	The +accounts have been audited.	☐	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one)*. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*.

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 21 August 2006
(Company Secretary)

Print name: James Orr

+ See chapter 19 for defined terms.

item 7

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Anthony Walsh
Date of last notice	3 March 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Purchased by Ibmiboom Pty Ltd (on entity controlled by the director), as trustee of Mooshnmim SM Superannuation Fund.
Date of change	25 and 28 August 2006
No. of securities held prior to change	20,898 - Indirect
	Fully paid ordinary shares
Number acquired	25 August 2006 - 1,752 28 August 2006 - 8,248 Total 10,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.33 per share
No. of securities held after change	30,898 – Indirect

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

item 8

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Thomas Pearson Park
Date of last notice	26 September 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	28 August 2006
No. of securities held prior to change	• 70,000 ordinary shares in PaperlinX Limited ***(PaperlinX),*** • a maximum entitlement to 600,000 potential shares pursuant to the PaperlinX Senior Management Share Plan; • up to 200,000 performance options to subscribe for ordinary shares in PaperlinX pursuant to the PaperlinX Employee/Share Option Plan (subject to forfeiture if performance conditions not met), as approved at the 2004 AGM of PaperlinX.
Class	Performance options to subscribe for ordinary shares in PaperlinX
Number acquired	100,000
Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil for issue of performance options. Options are exercisable (subject to performance conditions) at $3.11 per option being the volume weighted average price of PaperlinX shares for June 2006
No. of securities held after change	• 70,000 ordinary shares in PaperlinX ; • a maximum entitlement to 600,000 potential shares pursuant to the PaperlinX Senior Management Share Plan; and • up to 300,000 performance options to subscribe for ordinary shares in PaperlinX pursuant to the PaperlinX Employee/Share Option Plan (subject to forfeiture if performance conditions not met), as approved at the 2004 AGM of PaperlinX
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of performance options under PaperlinX Employee Share/Option Plan

Part 2 – Change of director's interests in contracts

Detail of contract	Performance rights issued to the director under the PaperlinX Senior Management Performance Rights Plan
Nature of interest	Right to acquire options over ordinary shares in PaperlinX, subject to satisfaction of certain performance conditions
Name of registered holder (if issued securities)	Not applicable
Date of change	28 August 2006
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	365,140 performance rights issued on 28 August 2006
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil for issue and exercise of performance rights
Interest after change	845,785 performance rights under the PaperlinX Senior Management Performance Rights Plan

+ See chapter 19 for defined terms.

item 9

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lia Scheinkestel
Date of last notice	4 November 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares purchased through Scheinkestel Superannuation Pty Ltd A/C No. 2
Date of change	29 August 2006
No. of securities held prior to change	36,360
Class	Fully paid ordinary shares
Number acquired	1,615
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.33 per share
No. of securities held after change	37,975
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

item 10

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,271,240 options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Up to a maximum of 1,121,240 Performance Options having an exercise price of $3.11 (being the volume weighted average price of PaperlinX shares for June 2006), exercisable after 3 years, subject to performance conditions being achieved. 150,000 Options having an exercise price of $3.11 (being the volume weighted average price of PaperlinX shares for June 2006) per 1 PaperlinX Ordinary share, exercisable after 3 years.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not quoted
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options issued to employees pursuant to the PaperlinX Employee Share/Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 August 2006 – 1,121,240 Performance Options 4 September 2006 – 150,000 Options

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
446,182,209	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,636,670 (included in this figure is 186,730 Performance Options which lapsed on 8 July 2006)	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 September 2006
(~~Director~~/Company secretary)

Print name: James K Orr

== == == == ==

+ See chapter 19 for defined terms.

item 11

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David E Meiklejohn
Date of last notice	26 September 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Purchased by Invia Custodian Pty Ltd. as nominee for The Meiklejohn Superannuation Fund
Date of change	12 September 2006
No. of securities held prior to change	67,612
Class	Fully paid ordinary shares
Number acquired	20,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.36 per share
No. of securities held after change	87,612
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Item
12

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

19 September 2006

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

No. of Attachments : 5

Announcement to Market

PaperlinX Ltd lodges the following documents:-

1. Chairman's letter to shareholders regarding Annual General Meeting
2. Notice of Annual General Meeting
3. Proxy form for Annual General Meeting
4. Concise Annual Report 2006 for the financial year ended 30 June 2006
5. Full Financial Report 2006 for the financial year ended 30 June 2006

Yours faithfully,

James Orr
Company Secretary



PaperlinX Limited ABN 70 005 146 350
Share Registry:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 232 867
(outside Australia) +61 3 9415 4021
Facsimile +61 3 9473 2500
web.queries@computershare.com
www.computershare.com

Dear Shareholder

I have pleasure in inviting you to attend the Annual General Meeting of PaperlinX Limited and enclose the Notice of Meeting, which sets out the items of business. The meeting will be held in the Ballroom of the Park Hyatt Melbourne, 1 Parliament Square (off Parliament Place), Melbourne, Victoria 3002 on Friday 20 October, 2006 at 11.00am. Registration will commence at 10.00am.

Please bring this letter and proxy form with you to facilitate registration.

If you are unable to attend the meeting, we encourage you to complete the attached proxy form. To be valid the proxy form must be returned in the envelope provided or faxed to our share registry on (03) 9473 2555 so that it is received by 11.00am on 18 October, 2006.

Corporate shareholders who wish to appoint a representative to attend on their behalf should complete a "Certificate of Appointment of Representative". A form of this certificate may be obtained from the Company's share registry (details above).

Shareholders are invited to submit questions to the Company in advance of the meeting. Questions may be submitted in writing or through the Contact Us form on the PaperlinX website www.paperlinx.com.

I look forward to your attendance at the meeting.

Yours sincerely

David E Meiklejohn
Chairman

Encl:

031081_00JO8B

031081_3_2_RUN_RUN/000001/000001/i

NOTICE OF ANNUAL GENERAL MEETING

The seventh Annual General Meeting of PaperlinX Limited (the Company) will be held in the Park Hyatt Melbourne Hotel Ballroom, 1 Parliament Square (off Parliament Place), Melbourne, Victoria 3002 on Friday, 20 October 2006 at 11.00am. Registration will commence at 10.00am.

Ordinary Business

1. Financial statements and reports

To receive and consider the financial statements, Directors' Report and Auditor's Report for the year ended 30 June 2006.

2. Election of Directors

To re-elect Directors in accordance with the Company's Constitution:
(a) Mr A F Guy retires and, being eligible, offers himself for re-election.
(b) Dr N L Scheinkestel retires and, being eligible, offers herself for re-election.

(Information on these Directors is set out in the attached explanatory notes.)

3. Remuneration Report

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the Remuneration Report for the year ended 30 June 2006 (as set out in the Directors' Report) be adopted.'

(The vote on this resolution is advisory only.)

Special Business

4. Increase in aggregate cap of Non-executive Directors' remuneration

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the aggregate maximum sum available for remuneration of Non-executive Directors is increased by $335,000 from $750,000 per year to $1,085,000 per year.'

Voting exclusion statement on item 4:

The Company will disregard any votes cast on this resolution by a Director of the Company or an associate of a Director.

However, the Company need not disregard a vote if:
- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides (and the acknowledgment box on the proxy form in relation to item 4 is marked).

The Chairman will vote any undirected proxies in favour of the resolution.

5. Renewal of Partial Takeovers Provision in the Constitution

To consider and, if thought fit, pass the following resolution as a special resolution:

'That pursuant to sections 136(2) and 648G of the *Corporations Act 2001* (Cth) (the 'Corporations Act'), Rule 97 of the Constitution of the Company is renewed.'

Information for Shareholders

Attendance at the meeting and questions in advance

If you are planning to attend the meeting, please bring the Chairman's letter and proxy form with you to facilitate registration.

In addition to being given a reasonable opportunity to ask questions at the meeting, shareholders are invited to submit questions in advance. They may be submitted in writing or through the Contact Us form on the PaperlinX website at www.paperlinx.com.

Voting

For the purposes of voting at the meeting, the Directors have determined that persons holding shares in PaperlinX Limited that are listed for quotation on the Australian Stock Exchange at 7.00pm in Melbourne on 18 October 2006 will be treated as shareholders of the Company.

Appointment of proxies

A proxy form accompanies this Notice of Annual General Meeting.

A shareholder entitled to attend and vote is entitled to appoint not more than two proxies. A proxy need not be a shareholder. Where the Chairman is appointed proxy, he will vote in accordance with the shareholder's directions as specified on the proxy form or, in the absence of a direction, in favour of the resolutions contained in the Notice of Meeting.

Where a shareholder wishes to appoint two proxies, an additional proxy form may be obtained by contacting the Company's Share Registrar, Computershare. A shareholder appointing two proxies may specify the proportion or number of votes each proxy is appointed to exercise. If a shareholder appoints two proxies and does not specify each proxy's percentage of voting rights, the rights are deemed to be 50 per cent each. Fractions of votes are to be disregarded.

To be valid, the proxy form, and any authority under which the form is signed, must be received by Computershare prior to 11.00am, Wednesday, 18 October 2006. Proxies may be returned by mail in the reply paid envelope provided or by hand to 452 Johnston Street, Abbotsford, Victoria 3067 or by facsimile +61 (0) 3 9473 2555.

By order of the Board

James Orr
Company Secretary

Melbourne
19th September 2006


EXPLANATORY
NOTES continued

A renewal of Rule 97 enables all shareholders to have an opportunity to study a proportional takeover bid and, specifically, to vote on the proposal. It provides a process for shareholders to express their collective views and to act in a cohesive manner to both increase their bargaining power in the face of a proportional bid and to lessen any coercive effects of the proportional bid. This is important, as a proportional takeover bid may result in a change in control of the Company without shareholders having an opportunity to dispose of all their shares. There is advantage to shareholders in having an opportunity to prevent a proportional takeover bid proceeding if they believe that control of the Company should not be permitted to pass in such circumstances. The very existence of Rule 97 may impact upon the terms of any future proportional bid and lead prospective bidders to structure any prospective proportional bids to be attractive to a majority of shareholders.

On the other hand, it may be argued that a renewal of Rule 97 reduces the possibility of a successful proportional takeover bid, therefore discouraging proportional bids for the Company. It may also deny some shareholders an opportunity to sell securities at what they consider to be an attractive price where the majority of shareholders reject an offer. As a consequence, shareholders may have fewer opportunities to receive an attractive price for their shares from persons seeking control of the Company.

During the period in which the proportional takeover rule has been in effect there have been no takeover offers for the Company announced or made, either proportional or otherwise. As a result, there are no specific examples against which to review the advantages or disadvantages of the existing proportional takeover rule for the directors and shareholders of the Company.

Present acquisition proposals

The Directors are not aware of any proposal by any person to acquire, or to increase the extent of, a substantial interest in the Company or to announce a takeover offer for shares in the Company.

Directors' recommendation

Directors do not perceive the above or any other possible disadvantages as justification for not renewing the proportional takeover approval provisions for a further three years.

Directors recommend that shareholders vote in favour of the resolution to renew Rule 97 of the Constitution.

Extract of Rule 97 – Approval of partial takeover bids

97.1 Where offers have been made under a proportional takeover bid in respect of shares in a class of shares in the Company the registration of a transfer giving effect to a contract resulting from the acceptance of an offer made under the takeover bid is prohibited unless and until a resolution (in this Rule referred to as an Approving Resolution) to approve the proportional takeover bid is passed in accordance with this Rule.

97.2 Where offers have been made under a proportional takeover bid in respect of shares in a class of shares in the Company:

(a) a person (other than the offeror or an associate of the offeror) who, as at the end of the day on which the first offer under the proportional takeover bid was made, held shares in that class is entitled to vote on an Approving Resolution and, for the purpose of voting, is entitled to one vote for each of the shares held in that class; and

(b) the offeror or an associate of the offeror is not entitled to vote on an Approving Resolution.

97.3 An Approving Resolution is to be voted on at a meeting, convened and conducted by the Company, of the persons entitled to vote on the Approving Resolution.

97.4 The provisions of this constitution that apply in relation to a general meeting of the Company apply, with modifications as the circumstances require, in relation to a meeting that is convened to vote on an Approving Resolution and apply as if the meeting was a general meeting of the Company.

97.5 An Approving Resolution that has been voted on in accordance with this Rule is to be taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one-half, and otherwise is to be taken to have been rejected.

97.6 This Rule ceases to have effect on the third anniversary of the date of the adoption or last renewal of this Rule.

Share Registry

Computershare Registry Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford Victoria 3067 Australia
GPO Box 4768
Melbourne Victoria 3001 Australia
Tel: 03 9415 4000
Fax: 03 9473 2555
www.computershare.com.au





Proxy Form

PaperlinX Limited
ABN 70 005 146 350

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 4768 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 232 867
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
web.queries@computershare.com.au
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) 

Appointment of Proxy

I/We being a member/s of PaperlinX Limited and entitled to attend and vote hereby appoint

 the Chairman of the Meeting (mark with an 'X') **OR**  If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of PaperlinX Limited to be held in the Park Hyatt Melbourne Hotel Ballroom, 1 Parliament Square, Melbourne, Victoria on Friday, 20 October 2006 at 11.00am.

 

IMPORTANT: FOR ITEM 4 BELOW
If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Item 4 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 4 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 4.

Voting directions to your proxy - please mark  to indicate your directions

Ordinary Business

Re-election of Directors

	For	Against	Abstain*
Item 2 a) Mr A F Guy			
Item 2 b) Dr N L Scheinkestel			
Item 3 Adopt the Remuneration Report for the year ended 30 June 2006			



Special Business

	For	Against	Abstain*
Item 4 Increase in aggregate cap of Non-executive Directors' remuneration			
Item 5 Renewal of Partial Takeovers Provision in the Constitution			



The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
		
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ____ Contact Daytime Telephone ____ Date / /

PPX 19PR 031081_00JFXE +

031081_3_2_RUN_RUN/000119/000119/i

How to complete this Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy and vote on your behalf. A proxy need not be a shareholder of PaperlinX Limited. Do not write your name or PaperlinX Limited in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy will vote, or abstain from voting, as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form.

(b) return both forms together in the same envelope.

5 Authorised Signature(s)

You must sign this form as follows in the spaces provided:

Joint Holding: where the holding is in more than one name **all** of the holders must sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged it with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

For a member that is a company, or a company that has been appointed as a proxy, if a representative of the company is to attend the meeting, an appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of the certificate may be obtained from the Company's share registry or at **www.computershare.com.**

Lodgement of Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received not later than 48 hours before the commencement of the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting. Please allow sufficient time for delivery if you are returning your proxy by mail.

Documents may be lodged using the reply paid envelope or:

IN PERSON Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia

BY MAIL Share Registry - Computershare Investor Services Pty Limited, GPO Box 4768, Melbourne VIC 3001 Australia

BY FAX 61 3 9473 2555

031081_00JFXE

Item 13.

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

25 September 2006

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Advice on Dividend Reinvestment Plan ('DRP') Issue Price

We wish to advice that the DRP issue price is $3.50.

The issue price is based on the 5 days volume weighted average price of PaperlinX Ltd's securities traded on the ASX from 18 September 2006 (ex-dividend date) to 22 September 2006 (record date).

The new securities issued under the DRP will rank equally with existing securities. The DRP securities will be issued on the dividend payment date, 13 October 2006.

Yours faithfully,

James Orr
Company Secretary